As confidentially submitted to the Securities and Exchange Commission on December 31, 2024.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pershing Square Holdco, L.P.
to be converted as described herein to a corporation named
Pershing Square Inc.
(Exact Name of Registrant as Specified in its Charter)

Nevada	6282	99-2840341
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

787 Eleventh Avenue
9th Floor
New York, New York 10019
Telephone: (212) 813-3700
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)
Halit Coussin
Pershing Square Inc.
787 Eleventh Avenue
9th Floor
New York, New York 10019
Telephone: (212) 813-3700
(Name, address, including zip code and telephone number, including area code, of agent for service)
Copies to:

Joshua Ford Bonnie William R. Golden III Katharine L. Thompson Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 Telephone: (202) 636-5500	Scott D. Miller William G. Farrar Ken Li Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Kevin T. Hardy Skadden, Arps, Slate, Meagher & Flom LLP 320 S Canal Street Chicago, Illinois 60606 Michael J. Schwartz Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
Pershing Square Holdco, L.P., the registrant whose name appears on the cover of this registration statement on Form S-1 (this “Registration Statement”), is a Delaware limited partnership. Prior to the effectiveness of this Registration Statement, Pershing Square Holdco, L.P. will convert into a Nevada corporation pursuant to a statutory conversion and change its name to Pershing Square Inc. This conversion is referred to throughout the prospectus included in this Registration Statement as the “Corporate Conversion.” Except as disclosed in the prospectus included in this Registration Statement, the historical consolidated financial statements and summary historical consolidated financial information and other financial information included in this Registration Statement are those of Pershing Square Holdco, L.P. or its predecessor Pershing Square Capital Management, L.P., as described in the section captioned “Financial Statement Presentation” in the prospectus included in this Registration Statement, and do not give effect to the Corporate Conversion. Shares of the common stock of Pershing Square Inc. are being offered by the prospectus included in this Registration Statement.
This initial public offering of common stock of Pershing Square Inc. is being conducted concurrently with the initial public offering of common shares of beneficial interest (the “PSUS Shares” and each, a “PSUS Share”) of Pershing Square USA, Ltd. (“PSUS”), a Delaware statutory trust, as contemplated by the registration statement on Form N-2 (File Nos. 333-   and 811-23932) (the “PSUS Registration Statement”). PSUS is a non-diversified, closed-end investment company that is registered under the Investment Company Act of 1940, as amended. Our wholly owned subsidiary, Pershing Square Capital Management, L.P., serves as the investment manager of PSUS. The PSUS Shares are being offered at a public offering price of $50.00 per share. We currently expect to deliver to each initial investor in the PSUS initial public offering (the “PSUS IPO”), for no additional consideration, between    and    shares of our common stock for every 10 PSUS Shares purchased in the PSUS IPO, including any PSUS Shares acquired by the underwriters in the PSUS IPO in connection with the exercise of their option to purchase additional PSUS Shares, as described in the prospectus included in the PSUS Registration Statement. Each investor in the PSUS IPO will be delivered the prospectus included in the PSUS Registration Statement and the prospectus included in this Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS, DATED DECEMBER 31, 2024

Pershing Square Inc.
Common Stock
(par value $0.001)
This prospectus is being provided to you along with the separate prospectus (“PSUS Prospectus”) included in the registration statement on Form N-2 (File Nos. 333-   and 811-23932) filed by Pershing Square USA, Ltd. (“PSUS”) related to the proposed distribution (together with related transactions, the “PSUS IPO”) of common shares of beneficial interest of PSUS (the “PSUS Shares” and each, a “PSUS Share”) at a public offering price of $50.00 per share. PSUS is a non-diversified, closed-end investment company that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”). Our wholly owned subsidiary, Pershing Square Capital Management, L.P., serves as the investment manager of PSUS.
We currently expect to deliver to each initial investor in the PSUS IPO, for no additional consideration, between    and     shares of our common stock for every 10 PSUS Shares purchased in the PSUS IPO, including any PSUS Shares acquired by the underwriters in connection with the exercise of their option to purchase additional PSUS Shares, as described in the accompanying PSUS Prospectus.
Prior to this offering, there has been no public market for our common stock. We intend to list our shares of common stock on the New York Stock Exchange (the “NYSE”) under the trading symbol “PS.”
Upon completion of this offering, PS Holdco GP Managing Member, LLC (“ManagementCo”), an entity directly or indirectly controlled by members of our senior management, will initially have voting power over   % of our outstanding common stock (or    % if the underwriters in the PSUS IPO exercise in full their option to purchase additional PSUS Shares as described in the accompanying PSUS Prospectus) and will also hold a Special Voting Share (as defined herein) that has no economic rights and has voting power (which shall in no event be less than one vote) equal to that number of votes required, when taken together with the aggregate voting power of the shares of our common stock over which ManagementCo then has voting power, to give ManagementCo a majority of the aggregate voting power of the Special Voting Share and the then-outstanding shares of common stock. Because the shares of our common stock over which ManagementCo will initially have voting power will provide it with in excess of a simple majority of the voting power of the outstanding shares of our common stock, the Special Voting Share will initially provide only a single additional vote to ManagementCo. However, should the shares of our common stock over which ManagementCo has voting power decrease in the future below a simple majority of the voting power, the additional voting power provided to ManagementCo by the Special Voting Share would create a disparity between ManagementCo’s voting power and its economic interest in us, which disparity could be significant.
As a result, after the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE and you should have no expectation of having the ability to influence the outcome of any matters that are subject to stockholder approval. We have created this voting arrangement to protect our firm from change of control events, such as the risk that changes in the ownership of our voting securities could be deemed to have resulted in an “assignment” of our investment management agreements under the 1940 Act or the Investment Advisers Act of 1940 or a “change of control” under the indentures governing the senior notes of Pershing Square Holdings, Ltd. See “Summary—Implications of Being a Controlled Company” and “Description of Capital Stock—Preferred Stock—Special Voting Share.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”
In reviewing this prospectus, you should carefully consider the matters described in the section titled “Risk Factors” beginning on page 21 of this prospectus.
In connection with the PSUS IPO, the underwriters will receive a commission and be reimbursed for certain out-of-pocket expenses and certain underwriters will also receive structuring fees. Please see the section titled “Underwriting” in the accompanying PSUS Prospectus and in this prospectus for a description of arrangements with the underwriters.
Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of our common stock to the initial investors in the PSUS IPO in New York, New York on or about    ,   .

Citigroup	UBS Investment Bank	BofA Securities	Jefferies	Wells Fargo Securities

The date of this prospectus is   ,

Neither we nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering shares of our common stock only in jurisdictions where offers are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any delivery of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.
Through and including   ,    (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter.
For investors outside the United States: Neither we nor the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.
Financial Statement Presentation
Except as disclosed in the prospectus, the historical consolidated financial statements and summary historical consolidated financial information and other financial information included in this registration statement are those of Pershing Square Holdco, L.P. or its predecessor, Pershing Square Capital Management, L.P. (“PSCM LP”), and do not give effect to the Corporate Conversion and the other transactions described in “Summary—Reorganization Transactions.” See “Summary—Reorganization Transactions” and “Unaudited Pro Forma Consolidated Financial Information” for more information.
i

Certain Definitions
As used in this prospectus, “Pershing Square,” the “Company,” “our company,” “we,” “us” and “our” refer (i) prior to the consummation on May 31, 2024 of the transaction pursuant to which a consortium of strategic investors (the “Strategic Investors”) acquired minority interests in our business (the “Strategic Investment”), to PSCM LP, a Delaware limited partnership, and its consolidated subsidiaries, (ii) after the Strategic Investment but prior to the consummation of the Corporate Conversion, described under “Summary—Reorganization Transactions,” to Pershing Square Holdco, L.P. and its consolidated subsidiaries and (iii) following the Corporate Conversion and this offering, to Pershing Square Inc. and its consolidated subsidiaries, including PSCM LP. In addition, unless otherwise noted or the context requires otherwise:
•	“core funds” or “funds” refers collectively to PSLP, PSINTL, PSH and, following this offering and the concurrent PSUS IPO, PSUS;
•	“Founder” refers to William A. Ackman, our Founder and Chief Executive Officer and Chairman of our board of directors;
•	“ManagementCo” refers to PS Holdco GP Managing Member, LLC, an entity directly or indirectly controlled by members of our senior management;
•
“Net Asset Value” or “NAV,” means, with respect to PSH, net assets, calculated as total assets less total liabilities, in accordance with International Financial Reporting Standards (“IFRS”). Net Asset Value or NAV, with respect to PSLP and PSINTL, means the net assets of each such fund, calculated as total assets less total liabilities (including any accrued performance fee or incentive allocation) and, with respect to PSUS, means its net assets, calculated as securities, cash and other assets (including interest accrued but not collected) less all liabilities (including accrued expenses, the liquidation preference of any outstanding preferred shares and dividends payable), in each case, in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”);

•	our “other investment vehicles” refers to PSVII and other co-investment vehicles which we may sponsor from time to time;
•	“permanent capital” means capital that is not subject to withdrawal or redemption at the election of the fund investor or stockholder;
•	our “pre-IPO owners” refers to the stockholders of Pershing Square Inc. immediately following the Corporate Conversion but prior to this offering;
•	our “private funds” refers to PSINTL and PSLP;
•
“PSH” refers to Pershing Square Holdings, Ltd., a Guernsey limited liability company, which commenced investing on December 31, 2012 and has its shares admitted to trading on Euronext Amsterdam and on the London Stock Exchange;

•	“PSINTL” refers to Pershing Square International, Ltd., a Cayman Islands exempted company, which commenced investing in January 2005;
•	“PSLP” refers to Pershing Square, L.P., a private investment fund organized as a Delaware limited partnership, which commenced investing in January 2004;
•
“PSUS” refers to Pershing Square USA, Ltd., a Delaware statutory trust, which has filed the PSUS Prospectus included in the registration statement on Form N-2 (File Nos. 333-   and 811-23932) with the Securities and Exchange Commission;

•
“PSUS Prospectus” refers to the prospectus included in the registration statement on Form N-2 (File Nos. 333-   and 811-23932) filed by PSUS related to the proposed distribution of its common shares of beneficial interest; and

•	“PSVII” refers to PS VII Master, L.P. and its affiliated funds.
ii

SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including the section titled “Risk Factors” and the financial statements and the related notes thereto included elsewhere in this prospectus before you decide to invest in shares of our common stock.
Pershing Square
We are a leading alternative asset manager with approximately $17.9 billion in total assets under management (“AUM”) and approximately $13.3 billion in fee-paying assets under management (“Fee-Paying AUM”), of which 91% is permanent capital, in each case as of December 31, 2023. For the year ended December 31, 2023, we generated total revenue of approximately $512.7 million and GAAP net income attributable to Pershing Square Capital Management, L.P. of approximately $209.5 million.
We view the stability of our capital base as one of our most important competitive advantages. Permanent capital allows us to take a long-term view and be opportunistic during periods of market volatility, without being exposed to the need to raise capital by selling assets to meet redemptions during such periods. We expect to continue to drive significant organic AUM growth by executing our investment strategy and compounding our capital at high rates of return, in contrast with other asset managers who must rely in large part on frequent fundraising.
We believe our permanent capital AUM also enables superior, long-term investment returns and produces a financial profile for our business which is characterized by steady, predictable and recurring management fees. Importantly, permanent capital has also been and is expected to continue to be a highly attractive talent attraction and retention tool, allowing us to hire and retain top analysts for our investment team, in an industry known for high analyst turnover, as well as high-quality employees throughout our company. Permanent capital is also an excellent recruitment tool when our portfolio companies seek to hire experienced CEOs who greatly prefer the stability afforded by a major long-term shareholder who is not required to seek an exit for its holdings due to investor redemptions or limits due to fund life.
Our investment strategy has proven to be highly scalable because fewer professionals are required to manage a concentrated portfolio consisting of long-term holdings with limited trading activity. Over the last 20 years, we have built the systems and organizational talent required to manage an asset base many times larger than our current AUM. We believe our relatively small current Fee-Paying AUM compared with other publicly traded alternative investment managers and the capacity of our existing team and infrastructure and scalable investment strategy afford us the opportunity for substantial growth from the launch of new funds and vehicles, which can drive large increases in operating profits and cash flow.
We employ a disciplined, research-intensive approach to fundamental value investing to preserve and grow our permanent capital AUM at high rates of return using a set of core investment principles and opportunistic asymmetric hedges. We complement our organic growth from time to time with the launch of new funds and vehicles that leverage our core competencies to create large ‘overnight’ (after the completion of a new fund offering) increases in our capital base without the requirement for significant new investment in personnel, infrastructure, and operating costs. The concurrent initial public offerings of Pershing Square and PSUS are a good example of our growth strategy.
Founded in 2003, we are led by our Founder and Chief Executive Officer, William A. Ackman, who has spent 32 years in the alternative asset management industry. Mr. Ackman is supported by an experienced investment team who have an average of 15 years’ experience in the industry. Our investment team is highly aligned with our portfolio companies, fund investors and our stockholders due to our significant level of employee investment in and alongside our funds, our approach to performance compensation, and our employee ownership of our company. We are headquartered in New York City and had 41 employees as of December 31, 2023.
In our core investment strategy, we seek to acquire long-term, large minority stakes in high-quality, predominantly North American-listed, large-capitalization companies at attractive valuations. We focus on companies with simple, predictable, free-cash-flow generative businesses, strong balance sheets, and exceptional management and governance in industries with significant barriers to entry and limited exposure to extrinsic factors we cannot control. We look for opportunities to assist portfolio companies in accelerating growth, increasing efficiency, improving capital allocation, managing through crises and otherwise improving performance in order to generate long-term value.
We complement our core investment strategy by opportunistically utilizing hedges both to protect our funds’ portfolios against specific macroeconomic risks and to capitalize on market volatility. We typically structure our hedges using asymmetric instruments, such as options and credit default swaps, which offer the opportunity for large gains if potential negative risks occur without exposing our funds to significant costs or meaningful downside losses if such risks do not occur. Historically, we have reinvested the profits from such asymmetric hedges in existing portfolio positions and new investments during periods of market disruption when valuations typically decline. Our asymmetric hedging strategy has proven to be a substantial contributor to our long-term performance.
The graph below illustrates the cumulative net returns that an investor who invested in our first core fund, PSLP, at its inception on January 1, 2004 and transferred its capital account to our first core permanent capital fund, PSH, at its launch on December 31, 2012 would have received, as compared to the returns such investor would have received had it invested in the S&P 500 during the same time period.
Pershing Square Cumulative Net Returns vs. S&P 500
Since Inception Through December 31, 2023

PSLP / PSH
Net Return(1)
1,979%(1)
20.8x(2)
S&P 500(3)
535%(4)
6.4x(5)
Global Financial Crisis
Covid-19
Rapid interest rate hiking cycle
2,000%
1,750%
1,500%
1,250%
1,000%
750%
500%
250%
0%
(250%)
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23
First 11.5 Years Since Firm Inception
(Jan 2004 – July 2015)
Challenging Period
(Aug 2015 – Dec 2017)
Permanent Capital Era
(Jan 2018 – Present)
- Represents the three S&P 500 bear markets since firm inception(6)

(1)
Represents the cumulative net returns assuming an investor had invested in PSLP at its inception on January 1, 2004 and converted to PSH on December 31, 2012, after performance fees, management fees and other expenses incurred by each fund. See “Business—Advisory Fees and Compensation” for a description of applicable performance fees and management fees. Illustrates the past performance of PSLP and PSH, and past returns are not indicative of future performance. This performance information is presented in connection with the offering of our common stock and is for illustrative purposes only. It is not the performance record of PSUS and should not be considered a substitute for the performance of PSUS. There can be no assurance that any of our funds will achieve comparable or greater results in the future, or that any of our funds will be able to implement their investment strategy or achieve their investment objective. Our funds’ investments may be made under different economic conditions and may include different underlying investments in the future. Furthermore, PSLP, PSH and the other funds and accounts managed by us prior to this offering are not registered under the 1940 Act, unlike PSUS, and, therefore, none of them are subject to the investment restrictions, leverage and derivative restrictions, diversification requirements and other regulatory requirements imposed on registered investment companies by the 1940 Act and on regulated investment companies by the U.S. Internal Revenue Code of 1986, as amended (the “Code”). If such funds or accounts had been registered under the 1940 Act and/or operated as regulated investment companies under the Code, their respective returns might have been lower and their ability to undertake certain transactions or investments may have been restricted. See the accompanying PSUS Prospectus for additional information about PSUS and the risks associated with an investment in PSUS Shares. The historical performance information presented herein does not reflect the impact of any sales load or transaction fees.
(2)
Represents the multiple of invested capital assuming an investor had invested in PSLP at its inception on January 1, 2004 and converted to PSH on December 31, 2012 equal to the net asset value, after performance fees, management fees and other expenses incurred by each fund, divided by cumulative invested capital.

(3)
The S&P 500 is an unmanaged capitalization-weighted index that measures the performance of the large-capitalization segment of the U.S. market. The index includes 500 leading U.S. stocks representing all major industries. The S&P 500 does not reflect any fees, expenses or sales loads. It is not possible to invest directly in the S&P 500 index. The volatility of the S&P 500 presented may be materially different from that of the performance of our funds. In addition, the S&P 500 employs different guidelines and criteria than our funds; as a result, the holdings in our funds may differ significantly from the securities that comprise the S&P 500. The S&P 500 allows for comparison of our funds’ performance with that of a well-known, appropriate and widely recognized index; the S&P 500 is not intended to be reflective or indicative of our funds’ past or future performance.

(4)	Represents the cumulative net returns from investing in the S&P 500 with dividend reinvestment.
(5)	Represents the multiple of invested capital from investing in the S&P 500 with dividend reinvestment equal to total fair value divided by cumulative invested capital.
(6)
The three bear markets of the last 20 years were the global financial crisis in 2008; the COVID-19 pandemic in 2020; and the recent elevated interest rate environment in 2022. Our asymmetric hedging strategy has contributed to our substantial outperformance versus the S&P 500 during these bear markets.

As depicted in the chart above, the history of our firm may be thought of as comprising three distinct phases. In the first 12 years, our approach evolved from an initial period of transactional activism, in which we identified value-creation opportunities through catalyzing corporate events, to a form of more “quiet” long-term corporate engagement as we established a reputation for helping portfolio companies create value. We went through a challenging period of underperformance from August 2015 to December 2017, after which we made a number of strategic changes, including ending active fundraising for our two open-ended private funds, Pershing Square, L.P. (“PSLP”) and Pershing Square International, Ltd. (“PSINTL”).
In January 2018, we began our “permanent capital era” by focusing on growing our permanent capital base through generating and compounding long-term returns and renewing our commitment to our core investment principles.
On May 31, 2024, we sold a 10% interest in our business for $1.05 billion to a consortium of strategic investors (the “Strategic Investors”), which included institutions, family offices, and alternative asset management industry leaders (the “Strategic Investment”).
We currently manage three primary investment funds, which we refer to as our existing core funds. Our fund investors include retail investors, high net worth individuals, family offices, funds of funds, and institutional investors. Our largest vehicle, Pershing Square Holdings, Ltd. (“PSH”), is a FTSE 100 listed, closed-end investment company publicly traded on the London Stock Exchange and Euronext Amsterdam. With approximately $12.1 billion in Fee-Paying AUM, PSH accounts for approximately 91% of our total Fee-Paying AUM as of December 31, 2023. In addition, we manage two private funds, PSLP and PSINTL, with $743 million and $426 million in Fee-Paying AUM, respectively, as of December 31, 2023.
Our existing core funds each have a similar investment program and generally invest side-by-side with one another, subject to regulatory, tax, liquidity and other considerations applicable to the core funds. Following this offering and the concurrent PSUS IPO, our core funds will include PSUS, which we expect will be our flagship NYSE-listed permanent capital vehicle, which will also pursue our core investment strategy, and represents a meaningful expansion of our permanent capital AUM.
Since our founding in 2003, we have also raised capital through seven single-name, co-investment special purpose vehicles (“SPVs”) to increase economic exposure to certain investments. In September 2021, we raised approximately $1.1 billion through PS VII Master, L.P. and its affiliated funds (collectively, “PSVII”) for our investment in Universal Music Group.

Overview of Our Existing Funds

Under the terms of the investment management agreements with the funds we manage, we generate revenues from (i) predictable and recurring management fees based on net asset value (“NAV”), which are paid on a quarterly basis and (ii) annual performance fees based on NAV appreciation above a high water mark. In connection with the Strategic Investment, we implemented an arrangement for the allocation of performance fee revenue pursuant to which we are entitled to the performance fees earned from the first five percentage points of returns net of management fees, from certain core funds (the entitlement to such amount, the “Performance Fee Preference”).
PSCM LP pays the Performance Fee Preference out of its realized performance fees (the amounts paid, the “Preferred Performance Fees”). In the event realized performance fees are insufficient to pay some or all of the Performance Fee Preference, the unpaid portion accrues to subsequent crystallization periods. Any performance fees generated annually above the 5% return and remaining after payment of the Preferred Performance Fees (the “Subordinated Performance Fees”) are paid to our investment professionals and other employees. See “Business—Advisory Fees and Compensation—Allocation of Performance Fee Revenue” and “Executive Compensation—Subsequent Changes to Compensation Arrangements—Variable Compensation Agreement” for additional information.
We believe this Preferred Performance Fee arrangement results in recurring revenue that is less volatile and more predictable than conventional performance fee arrangements employed by other alternative asset managers, while allocating substantial performance fees to compensate, attract and retain investment professionals and other employees. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Components of Our Results of Operation—Income—Performance Fees—Allocation of Performance Fee Revenue.”
Our Core Investment Strategy
Our core investment strategy involves acquiring large minority stakes in high-quality, large-capitalization growth companies during periods in which we believe they have underperformed their potential. At any given time, we intend for our core funds to own a concentrated portfolio of such positions with the expectation of holding each position for multiple years.
This investment approach enhances our ability to operate efficiently as fewer investment professionals are needed to manage a concentrated portfolio consisting of long-term holdings with limited trading activity. Our long-term investment horizon also increases our influence at our portfolio companies, which we believe helps to drive our investment performance. We constructively engage with management teams and boards of directors of our portfolio companies with a goal of accelerating growth, increasing efficiency, improving capital allocation, managing through crises, and/or better positioning companies which we view as underperforming or having unrecognized sources of value generation. As part of our corporate engagement, our investment professionals have from time to time served on the boards of our portfolio companies. Historically, we have shown that we can achieve meaningful influence over companies in which we invest and assist them in creating long-term value, while acquiring ownership stakes at a lower price than the substantial premium that is typically required to be paid to obtain control of a company.
Our collaborative investment process is a defining feature of our firm. Our idea generation process yields more opportunities than we utilize, which allows us to allocate capital to only what we believe to be our best ideas. Investments are originated through a wide range of sources, including our proprietary library in which we continuously track, update and review hundreds of investments that we have considered over time. Our investments professionals have working knowledge of a large number of companies, and are the primary sources of our investment ideas. Each investment idea typically goes through an initial due diligence process conducted by a two-member investment team, at least one of whom typically has relevant industry expertise. The dedicated team conducts initial due diligence, reviews company and industry research, interviews industry experts, and does financial analysis to determine our initial view of a company’s business quality and intrinsic value.
Once sufficient work is completed such that an investment idea meets a threshold of potential viability as an investment, Mr. Ackman, our Portfolio Manager, and/or Ryan Israel, our Chief Investment Officer, also conduct due diligence on the subject company. All investment proposals are formally presented and discussed in meetings with the investment team. We typically begin to acquire positions in approved ideas immediately upon investment team approval. Because compensation for our investment professionals is based on absolute fund performance rather than the performance of any specific investment, our investment professionals are incentivized to deliver long-term overall fund performance.
We complement our core investment strategy by opportunistically utilizing asymmetric hedges both to protect our funds’ portfolios against specific macroeconomic risks and to capitalize on market volatility. In order to generate asymmetric investment ideas, our investment professionals continuously analyze macroeconomic, political, and other global developments, which provide insights into portfolio company performance, as well as topics pertinent to specific existing and prospective portfolio positions. We believe that our individual company research also yields variant macroeconomic insights, making our asymmetric hedging strategy highly synergistic with the research-intensive approach of our core investment strategy.
Our History and Evolution
Throughout our history, we have demonstrated an ability to drive value through active engagement with our portfolio companies and their boards of directors and management teams. In the initial period following our founding in 2003, we focused on transactional activism where we invested in undervalued companies in which we believed substantial shareholder value could be created by our catalyzing corporate events such as spinoffs, strategic asset or corporate transactions, and/or changes in tax or corporate structure. In this initial period, we did not yet have sufficient reputational equity or credibility with management teams, boards of directors, and stockholders to exert influence in the boardroom without transactional activism.
Over time, our approach began to evolve toward deeper long-term active operating engagements. For instance, in 2008, Mr. Ackman joined the board of directors of General Growth Properties, Inc. (“GGP”) and helped to lead a financial restructuring from the perspective and with the influence of an insider including the identification and recruitment of new management for the company. Similarly, in 2010, we recruited the management team and led the creation of The Howard Hughes Corporation, which began as a spinoff of unrelated assets or businesses from GGP. In 2012, we won a proxy fight for control of the board of directors of Canadian Pacific Railway (now known as Canadian Pacific Kansas City), replaced the substantial majority of the incumbent board with our nominees, and then proceeded to recruit a leading industry veteran to lead a turnaround of the company. We believe that these and other such corporate engagements allowed us to steadily establish a reputation and credibility as a preferred partner to portfolio companies and their shareholders, especially during challenging periods and opportunities in these businesses.
Prior to 2014, we primarily raised capital through private funds with periodic redemption rights. One historical impediment to our strategy of long-term corporate engagements was the open-ended nature of our capital base where the liquidity needs of shorter-term fund investors was inconsistent with our long-term investment horizon. In 2014, PSH converted into a closed-end investment company and listed its shares on Euronext Amsterdam with AUM of $6.2 billion to become our first publicly traded permanent capital fund. At that time as of October 1, 2014, 34% of our assets under management for our funds and other investment vehicles was in the form of permanent capital.
Following an investment in 2015 that led to a period of poor investment performance, in 2017, we reflected on the root causes of our underperformance and formulated a turnaround strategy, which we believe has been largely responsible for our track record of substantial outperformance since that time. Our turnaround strategy consisted of four pillars: (1) exiting the problematic investments, which included exiting activist short selling as an investment strategy; (2) restructuring Pershing Square into a smaller investment-centric organization; (3) stabilizing our capital base; and (4) reinforcing the implementation of our core investment principles.
Early in 2018, we announced that we would no longer seek to raise capital for our two open-ended funds, PSLP and PSINTL. Through compounded returns, net of dividends and share repurchases, PSH has grown organically to reach $14.4 billion in AUM as of December 31, 2023. Permanent capital represents 91% of our Fee-Paying AUM as of December 31, 2023. Permanent capital will represent an even greater portion of our AUM following the completion of the PSUS IPO.
Our shift to a permanent capital strategy has enabled us to deemphasize marketing and fundraising efforts, allowing our investment professionals to dedicate substantially all of their business time and attention on the identification, monitoring and oversight of our portfolio companies. Our permanent capital has enabled us to invest with a long-term ownership horizon, as we are no longer beholden to short-term investor capital flows. Our last activist investment was initiated in 2016, and our investment approach is now characterized by constructive and productive corporate engagements. We believe the benefits from our investment strategy evolution are significant, as our current approach focused on long-term constructive engagement is highly scalable while also enabling us to build long-term reputational equity and deliver high rates of return.
Our Market Opportunity
As alternative asset management remains a broadly attractive and growing industry, we believe our differentiated business model positions us to capitalize on favorable market trends:
Greater Equity Market and Single-Name Stock Price Volatility
In recent years, there has been significant equity market and single-name stock price volatility, even for large publicly traded companies. We believe this volatility is due to several factors. The stock market has increasingly been characterized by index funds, which have become effectively permanent owners of a growing percentage of the market capitalization of companies. This large index ownership has increased the impact that short-term, highly leveraged investors can have on price discovery as such investors now comprise a growing percentage of the daily trading of companies. Because these shorter-term investors generally have a low tolerance for mark-to-market losses, large amounts of stock price volatility for even the largest companies that disappoint or surprise investors have become more common. Surprises in macroeconomic data and unexpected geopolitical events have also contributed to market volatility. We believe such volatility is beneficial to concentrated fundamental value investors with permanent capital as it can create attractive buying opportunities coupled with a high degree of share price liquidity.
Democratization of Alternative Investments
Individual investors are expected to be the fastest growing segment among investors allocating to alternative asset classes, and are projected to increase their alternatives allocations from $4 trillion to $13 trillion over the 10-year period from 2022 to 2032. High minimum initial investment commitment requirements and limited liquidity have historically been and in some cases remain barriers for individual investors to invest in alternative investments. We believe we are well positioned to benefit from the democratization of alternative investments as PSUS will not have any minimum initial investment commitment requirements and individual investors, following the PSUS IPO, will be able to purchase PSUS shares directly on the NYSE.

Retail Investor Growth in Public Equity Market Participation
Direct ownership of stocks increased from 15% to 21% of U.S. families between 2019 to 2022, the largest change on record, according to the U.S. Federal Reserve. PSUS, which we expect will be our flagship NYSE-listed permanent capital vehicle, will be our first fund marketed to both U.S. retail and institutional investors.
Our Competitive Strengths
Track Record of Outperformance
We have a strong track record of low-correlated outperformance and resilience driven by investment discipline and constructive engagement with our high-quality portfolio companies as well as our unique asymmetric hedging strategy. Our investment strategy has exhibited relatively low market correlation to the broader equity market (i.e., average returns of the investment strategy have been higher than the broader equity market during times in which the returns of the broader equity market declined and similar to the broader equity market during times in which the broader equity market increased). For example, our strategy has proven to be defensive in down markets, outperforming the S&P 500 during the global financial crisis, the COVID-19 pandemic, and the recent elevated interest rate environment, as illustrated in the graph above titled “Pershing Square Cumulative Net Returns vs. S&P 500.” The chart below presents the annualized net returns an investor who invested in PSH would have experienced from January 1, 2018, the beginning of our current permanent capital era, through December 31, 2023, as compared to the returns such investor would have received had it invested in the S&P 500 during the same time period.
Pershing Square Annualized Net Returns vs. S&P 500
From January 1, 2018 Through December 31, 2023

25.3%
1,320 bps Outperformance
Per Annum
vs. S&P 500
12.1%
PSH
Net Return (1)
S&P 500(2)

(1)
Represents the annualized net returns from investing in PSH, after performance fees, management fees and other expenses incurred by the fund. See “Business—Advisory Fees and Compensation” for a description of applicable performance fees and management fees. Illustrates the past performance of PSH, and past returns are not indicative of future performance. This performance information is presented in connection with the offering of our common stock and is for illustrative purposes only. It is not the performance record of PSUS and should not be considered a substitute for the performance of PSUS. There can be no assurance that any of our funds will achieve comparable or greater results in the future, or that any of our funds will be able to implement their investment strategy or achieve their investment objective. Our funds’ investments may be made under different economic conditions and may include different underlying investments in the future. Furthermore, PSH and the other funds and accounts managed by us prior to this offering are not registered under the 1940 Act, unlike PSUS, and, therefore, none of them are subject to the investment restrictions, leverage and derivative restrictions, diversification requirements and other regulatory requirements imposed on registered investment companies by the 1940 Act and on regulated investment companies by the Code. If such funds or accounts had been registered under the 1940 Act and/or operated as regulated investment companies under the Code, their respective returns might have been lower and their ability to undertake certain transactions or investments may have been restricted. See the accompanying PSUS Prospectus for additional information about PSUS and the risks associated with an investment in PSUS Shares. The historical performance information presented herein does not reflect the impact of any sales load or transaction fees.

(2)
The S&P 500 is an unmanaged capitalization-weighted index that measures the performance of the large-capitalization segment of the U.S. market. The index includes 500 leading U.S. stocks representing all major industries. The S&P 500 does not reflect any fees, expenses or sales loads. It is not possible to invest directly in the S&P 500 index. The volatility of the S&P 500 presented may be materially different from that of the performance of our funds. In addition, the S&P 500 employs different guidelines and criteria than our funds; as a result, the holdings in our funds may differ significantly from the securities that comprise the S&P 500. The S&P 500 allows for comparison of our funds’ performance with that of a well-known, appropriate and widely recognized index; the S&P 500 is not intended to be reflective or indicative of our funds’ past or future performance.
Permanent Capital with Capital-Light, High-Growth Profile
We are one of only a few publicly traded alternative asset managers that operates with permanent capital representing nearly all of our AUM, with the small remaining balance of our Fee-Paying AUM comprised of investors who have invested with us for many years, typically a decade or more. We define “permanent capital” as capital that is not subject to withdrawal or redemption at the election of the fund investor or stockholder. In contrast to the non-traded “perpetual” capital vehicles sponsored by other alternative asset managers, PSH does not have any redemption provisions or mandatory share repurchase requirements that are at the election of the fund investor or stockholder and has comparatively low distributions as a percentage of NAV. As of December 31, 2023, 91% of our Fee-Paying AUM is permanent capital. Permanent capital will represent an even greater portion of our AUM following the completion of the PSUS IPO.
Composition of Fee-Paying AUM
As of December 31, 2023

We view the stability of our capital base as one of our most important competitive advantages. Permanent capital allows us to take a long-term view and be opportunistic during periods of market volatility, without being exposed to the need to raise capital by selling assets to meet redemptions during such periods. We expect to continue to drive significant organic AUM growth by executing our investment strategy and compounding our capital at high rates of return, in contrast with other asset managers who must rely in large part on frequent fundraising. We believe our permanent capital also enables superior, long-term investment returns and produces a financial profile for the investment manager characterized by steady, predictable and recurring management fees. Importantly, permanent capital has also been and is expected to continue to be a highly attractive talent attraction and retention tool, allowing us to hire and retain top analysts for our investment team, in an industry known for high analyst turnover, as well as high-quality employees throughout our company. Permanent capital is also an excellent recruitment tool when our portfolio companies seek to hire experienced CEOs who greatly prefer the stability afforded by a major long-term shareholder who is not required to seek an exit for its holdings due to investor redemptions or investment term limits due to fund life considerations.
Recurring Fee-Related Earnings Stream
We generate substantially all of our revenue from management fees and performance fees. We have structured the performance fees retained by Pershing Square Inc. to increase the stability and certainty of these future cash flows. In connection with the Strategic Investment, we implemented an arrangement for the allocation of performance fee revenue pursuant to which we are entitled to receive the Performance Fee Preference which is equal to the performance fees we earn from the first five percentage points of returns net of management fees from our core funds. In the event realized performance fees are insufficient to pay some or all of the Performance Fee Preference, the unpaid portion accrues to subsequent crystallization periods.
We believe this Preferred Performance Fee arrangement results in recurring revenue that is less volatile and more predictable than conventional performance fee arrangements, with the result that effectively 100% of our earnings are stable, recurring fee-related earnings. See “Business—Advisory Fees and Compensation—Allocation of Performance Fee Revenue” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Components of Our Results of Operation—Income—Performance Fees” for additional information.
Core Investment Strategy Creates Highly Scalable High-Margin Operating Model with Primarily Fixed Cost Base
Our core funds each have a similar investment program, focused on acquiring long-term, large minority stakes in high-quality, predominantly North American-listed, large-capitalization companies at attractive valuations. The core funds generally invest side-by-side with one another, subject to regulatory, tax, liquidity and other applicable considerations. We view our core investment strategy as an important competitive advantage as we allocate capital only to what we believe to be our best ideas. Our strategy has proven to be highly scalable because fewer investment professionals are needed to manage a concentrated portfolio consisting of long-term holdings with limited trading activity.
We have eight investment professionals managing $17.9 billion in AUM as of December 31, 2023, and believe that we can significantly increase our AUM without materially increasing our headcount, infrastructure or other assets. The result is a high-margin operating model with a primarily fixed cost base (which excludes incentive compensation-related expense which is paid to employees from our Subordinated Performance Fees).
Our business is also inherently minimally capital intensive, apart from investments we make alongside other investors in new funds that we launch. Our core investment strategy has proven to benefit from economies of scale, as long-term, large minority ownership stakes increase our influence at our portfolio companies, which helps drive our investment performance and organic growth in AUM. Our simplified business model also creates operational leverage and reduces traditional enterprise risk, decreases internal competition for resources, allows us to recruit and retain top talent, and keeps our focus on the core principles and culture of the firm.
History of Innovation
Throughout our history, we have complemented our organic growth in AUM with the launch of new funds and vehicles that leverage our core competencies to create large ‘overnight’ (upon the completion of an offering of a new fund) increases in our capital base without requiring significant new investment in infrastructure and operating costs. We have been at the forefront of two pronounced recent shifts in the asset management industry: the democratization of alternative investments and the surge in retail investor participation in public equity markets. For example, in July 2020, our core funds sponsored the largest special purpose acquisition company (“SPAC”) in history, Pershing Square Tontine Holdings, Ltd. (“PSTH”), which raised $4 billion in its initial public offering. We built upon the features of PSTH to create Pershing Square SPARC Holdings, Ltd. (“SPARC”), which we believe to be a more efficient and improved successor to the traditional SPAC. Our registration statement for SPARC became effective on September 29, 2023, and we have begun to pursue potential business combination opportunities for SPARC. The launch of PSUS, which we expect will be our first flagship NYSE-listed permanent capital vehicle, will be our first fund marketed to both U.S. retail and institutional investors.
PSUS IPO Drives Increase in Fee-Paying AUM
The PSUS IPO will materially increase our permanent capital and our Fee-Paying AUM, which drives growth in predictable and recurring management fee revenue and fee-related earnings. PSUS will pursue our core investment strategy enabling it to leverage our existing investment acumen and infrastructure. As a result, we believe the launch and management of PSUS will not require us to increase our fixed cost base, making the additional revenue from PSUS highly accretive to our earnings and cash flows. See “Unaudited Pro Forma Consolidated Financial Information” and the accompanying PSUS Prospectus for additional information on PSUS.
Highly Collaborative Culture and Reputation
We believe our firm’s culture and reputation are fundamental to our success. We have combined investment excellence with a flat organizational structure. Each member of our investment team plays a meaningful role in the construction and management of our portfolio. Our collaborative culture, combined with the strong economics of our business, has resulted in limited turnover over time. Our collaborative culture is also demonstrated in our track record of constructive engagements with boards of directors and management to create stockholder value, which has allowed us to establish a reputation and credibility as a preferred partner to portfolio companies, especially during challenges and opportunities in those businesses. Our track record has also allowed us to build a large retail following. We believe our collaborative culture and reputation have been important drivers of our outperformance since inception.
Alignment of Interests
We believe we have successfully built a business model that aligns our interests with our portfolio companies, fund investors and stockholders. Our employees and their affiliates’ capital invested in our funds totaled $4.3 billion as of December 31, 2023, accounting for approximately 28% of our funds’ NAV, which is substantially higher, both as a percentage and absolute dollar investment, than the typical amount of sponsor investments of other alternative asset manager teams. We also intend to invest $450 million in the PSUS IPO alongside other stockholders and an additional $50 million in a private placement of preferred shares to be issued by PSUS in connection with and upon completion of the PSUS IPO. In addition to these large investments, our employees’ compensation is also tied to aggregate fund performance rather than the performance of any one or more portfolio companies or investments of our funds. Our performance fee revenue allocation arrangement further increases alignment with our fund investors as our investment professionals and employees are generally entitled to participate in the Subordinated Performance Fees, an incentive which is paid only above a minimum 5% annual return net of management fees.
In 2017, we put in place the Long-Term Incentive Compensation Plan (as amended from time to time, the “LTIP”) to further align employees with our long-term investment horizon, which we believe reduces the potential for risky decision-making and drives more sustainable outcomes. Since its adoption, the LTIP has been updated over time to continue to fulfill its purpose while adapting to changes in our organizational structure, including the Holdco Reorganization (as defined below) in 2024. In connection with this offering, the LTIP will be replaced in part by the Management Incentive Plan to continue to align our employees with our long-term investment horizon. For additional information, see “—Reorganization Transactions” below.
Our Growth Strategy
We intend to drive long-term shareholder value by pursuing a growth strategy of compounding our permanent capital at high rates of return while opportunistically launching new funds and investment vehicles that leverage our core competencies.
Generating High Rates of Long-Term Returns To Drive Organic Growth in Fee-Paying AUM
Generating high rates of long-term returns is key to our strategy and has been fundamental to our ability to scale our business over time. Since our founding, a long-term investment in our funds has generated substantially superior returns for investors versus an investment in the S&P 500. Our strategy has proven to be highly scalable because fewer investment professionals are needed to manage a concentrated portfolio consisting of long-term holdings with limited trading activity, and because our long-term, large ownership stakes increase our influence at our portfolio companies, which we believe helps to drive our investment performance.
We view our selective asymmetric hedging strategy as highly synergistic to our core investment strategy and a superior alternative to a large cash position or a continuous hedging program, both of which can be a significant drag on long-term performance. Accordingly, we believe that our core investment strategy complemented by our asymmetric hedging strategy will allow us to continue to compound our permanent capital at high rates of return, creating continued organic growth in our AUM. Because of our high-margin operating model, investment returns increase our operating leverage and our cash earnings, the substantial majority of which we intend to return to stockholders as dividends and/or share buybacks.
Grow AUM Through Launching New Funds and Investment Strategies
Although we benefit from permanent capital that does not require continual replacement of outflows from redemptions and distributions, from time to time throughout our history, we have launched new funds and vehicles that leverage our core competencies and create large ‘overnight’ increases in our capital base without requiring significant new investment in infrastructure and operating costs. We believe our relatively small current

Fee-Paying AUM compared with other publicly traded alternative investment managers and the capacity of our existing team and infrastructure and scalable investment strategy afford us the opportunity for substantial growth from the launch of new funds, which can drive large increases in operating profits and cash flow.
The concurrent initial public offerings of Pershing Square and PSUS typify our approach to accretive growth. Because PSUS also intends to pursue our core investment strategy, we anticipate that the PSUS IPO will drive substantial growth in our permanent capital AUM and fee-related earnings without requiring a material increase in our fixed cost base. We intend to continue to identify and evaluate similar opportunities in the future.
We believe there are a number of attractive opportunities to grow our business in addition to generating strong investment returns, which include launching new funds or vehicles dedicated to asset classes or investment strategies that complement our core funds or leverage our core investment principles and asymmetric hedging strategy. We are well positioned to capitalize on such opportunities as a result of our existing investor base and balance sheet capital. For example, from time to time we have raised capital through SPVs to increase economic exposure to certain investments, as in September 2021 when we raised approximately $1.1 billion through PSVII for our investment in Universal Music Group. In addition, on May 31, 2024, we sold a 10% interest in our business to the Strategic Investors, who are comprised of long-term investors whom we view as potential partners and investors in our future investment vehicles.
We intend to invest $450 million in the PSUS IPO alongside other stockholders and an additional $50 million in a private placement of preferred shares to be issued by PSUS in connection with and upon completion of the PSUS IPO. Following these investments, we expect to have approximately $500 million of cash and cash equivalents, as well as substantial borrowing capacity and free cashflow generation, to further invest in our business and accelerate continued future growth.
Reorganization Transactions
Holdco Reorganization
In connection with the Strategic Investment, effective as of May 31, 2024, PSCM LP completed an internal reorganization of its ownership structure (the “Holdco Reorganization”) pursuant to which Pershing Square Holdco, L.P., a Delaware limited partnership formed for purposes of the Holdco Reorganization, became the indirect, sole owner of PSCM LP. As a result of the Holdco Reorganization, our employees and other owners who previously held interests directly in PSCM LP now hold their interests through Pershing Square Partner Group, LLC, a Delaware limited liability company (“PS Partner Group”), which prior to this offering owns approximately 90% of the issued and outstanding limited partnership interests in Pershing Square Holdco, L.P. In addition, such employees and other owners also hold interests in PS VariableCo, LLC, a Delaware limited liability company (“VariableCo”), which entered into the Variable Compensation Agreement, dated as of May 31, 2024 (the “VCA”), with Pershing Square Holdco, L.P. and PSCM LP. For further discussion of the VCA and its contemplated termination and replacement in connection with this offering, see “Executive Compensation—Subsequent Changes to Compensation Arrangements—Variable Compensation Agreement” and “Executive Compensation—Compensation Arrangements To Be Adopted in Connection With This Offering—Variable Compensation Agreement and Variable Profits Interest.”
Corporate Conversion
Prior to the effectiveness of the registration statement of which this prospectus forms a part, Pershing Square Holdco, L.P. will convert into a Nevada corporation by means of a statutory conversion and change its name to Pershing Square Inc. We refer to this conversion throughout this prospectus as the “Corporate Conversion.” Prior to the Corporate Conversion, (i) the economic interests of Pershing Square Holdco, L.P. are owned by its limited partners, (ii) the non-economic controlling interest in Pershing Square Holdco, L.P. is owned by its general partner, Pershing Square Holdco GP, LLC (“Holdco GP”) and (iii) Holdco GP is managed by a board of directors, where ManagementCo, as sole member of Holdco GP, controls the election of the members of such board of directors. As a result of the Corporate Conversion, (i) the limited partners of Pershing Square Holdco, L.P. will become holders of shares of common stock of Pershing Square Inc., (ii) the board of directors of Holdco GP will become the board of directors of Pershing Square Inc. and the non-economic interest of Holdco GP will be cancelled and (iii) ManagementCo will become the holder of the Special Voting Share in Pershing Square Inc. and, accordingly, will continue to control the election of the members of the board of directors of Pershing Square Inc.
The simplified diagram below depicts our organizational structure immediately following this offering assuming no exercise by the underwriters of their option to purchase additional PSUS Shares (including the delivery of the applicable number of additional shares of our common stock). The diagram is provided for illustrative purposes only and does not represent all legal entities within our organizational structure.
In contrast to the two-tiered, “UP-C” ownership structures frequently employed in initial public offerings by businesses that have been organized as partnerships for U.S. federal income tax purposes, our public stockholders and our pre-IPO owners will hold their economic interests in our company through a single class of common stock issued by Pershing Square Inc. We believe this single-tier traditional C-corporation structure, without a tax receivable agreement, provides greater simplicity and materially improved alignment among all of our shareholders.

Partners
Senior Management
Strategic Investors
Public Shareholders
Members
PS Holdco GP Managing Member, LLC ("ManagementCo")(3)
% PS common stock
% PS common stock
Special Voting Share(3)
Managing Member
Managing Member
Pershing Square Partner Group, LLC ("PS Partner Group")(1)(2)
PS VariableCo, LLC ("VariableCo")(4)
% PS common stock
Pershing Square Inc. (NYSE: PS)
(5)
Pershing Square Capital Management, L.P. ("PSCM LP")

(1)
Our investment professionals and employees own interests in Pershing Square Partner Group, LLC (“PS Partner Group”). A portion of such interests will vest upon the consummation of this offering and be automatically redeemed for corresponding shares of our common stock held by PS Partner Group. Following this offering, the remaining unvested interests in PS Partner Group will vest in accordance with the terms of the Management Incentive Plan whereupon such vested interests will be automatically redeemed for corresponding shares of our common stock held by PS Partner Group.

(2)
Prior to the completion of this offering, PS Partner Group will contribute a number of shares to us in an amount equal to the number of shares of our common stock offered in this offering. Accordingly, although this offering will result in a decrease in the ownership of our common stock by PS Partner Group, on the one hand, and an increase in the ownership by the initial investors in the PSUS IPO, on the other hand, it will not result in any change in the total number of our shares of common stock outstanding. See “—The Offering” below.

(3)
PS Holdco GP Managing Member, LLC (“ManagementCo”), an entity directly or indirectly controlled by members of our senior management, will be the managing member of PS Partner Group. As managing member of PS Partner Group, ManagementCo will have no economic interests in PS Partner Group but sole voting control over PS Partner Group. ManagementCo will also hold the Special Voting Share that has no economic rights and has voting power (which shall in no event be less than one vote) equal to that number of votes required, when taken together with the aggregate voting power of the shares of our common stock over which ManagementCo then has voting power, to give ManagementCo a majority of the aggregate voting power of the Special Voting Share and the then-outstanding shares of common stock. See “Description of Capital Stock—Preferred Stock—Special Voting Share.”

(4)
As described in “Business— Advisory Fees and Compensation—Allocation of Performance Fee Revenue,” we receive distributions of Preferred Performance Fees from PSCM LP, out of its realized performance fees, in an amount equal to the Performance Fee Preference. In the event realized performance fees are insufficient to pay some or all of the Performance Fee Preference in a given crystallization period, the unpaid portion accrues to subsequent crystallization periods. Any realized performance fees remaining after payment of the Preferred Performance Fees (the “Subordinated Performance Fees”) are paid to VariableCo and our investment professionals and employees are generally entitled to participate in such fees. See “Executive Compensation—Compensation Arrangements To Be Adopted in Connection With This Offering—Variable Compensation Agreement and Variable Profits Interest.”

(5)	Certain intermediate holding companies are not depicted in the structure chart.
Implications of Being a Controlled Company
Following this offering, ManagementCo will continue to control a simple majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. We have chosen to be a controlled company because we believe that it will protect our firm from change of control events, such as the risk that changes in the ownership of our voting securities could be deemed to have resulted in an “assignment” of our investment management agreements under the 1940 Act or the Investment Advisers Act of 1940 (the “Advisers Act”) or a “change of control” under the indentures governing the senior notes of PSH.
Under the NYSE corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that (1) a majority of its board of directors consist of independent directors, (2) its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
We do not intend to rely on these exemptions from certain corporate governance standards although we are permitted to do so. At the time of this offering, a majority of our board of directors will consist of independent directors and our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee each will be composed entirely of independent directors.
Implications of Being an Emerging Growth Company
As a company with less than $1.235 billion in revenue during our most recently completed fiscal year prior to the initial filing date of the registration statement of which this prospectus forms a part, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:
•	presentation of only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;
•	reduced disclosure about our executive compensation arrangements;
•	no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;
•
exemption from any requirement of the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.
We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the first fiscal year after our annual gross revenues are $1.235 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have taken advantage of reduced disclosure regarding executive compensation arrangements and the presentation of certain historical financial information in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies. When a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.
Investment Risks
An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:
•	Difficult global market, economic or geopolitical conditions may materially adversely affect our business.
•
A period of economic slowdown, which may occur across one or more industries, sectors or geographies, has contributed and could in the future create operating performance challenges for certain of our funds’ investments, which could adversely affect our operating results and cash flows.

•	We depend on our Founder, Chief Investment Officer, and other key personnel and the loss of their services would have a material adverse effect on our business, results and financial condition.
•	We are substantially dependent upon our investment management agreements with PSH and PSUS, each of which may be terminated under certain circumstances as further described in this prospectus.
•
An investment in our common stock is not an investment in our funds, and the returns of our funds should not be considered as indicative of any returns expected on our common stock, although poor investment performance of the funds we manage could have a materially adverse impact on our revenues and, therefore, the returns on our common stock.

•	We face intense competition in attracting and retaining talented professionals.
•	We could be financially harmed by employee misconduct and damage to our reputation.
•
Extensive regulation of our business affects our activities and creates the potential for significant liabilities and penalties. The possibility of increased regulatory focus could result in additional burdens on our business.

•
We are subject to substantial risks of litigation and regulatory proceedings and may face significant liabilities and damage to our professional reputation as a result of litigation and regulatory proceedings and negative publicity.

•
No public market for our common stock currently exists, and an active trading market for our common stock may never develop or be sustained after this offering. Following this offering, our stock price may fluctuate significantly.

•	ManagementCo controls us and its interests may conflict with ours or yours in the future.
•
The disproportionate voting rights of ManagementCo will have the effect of concentrating voting control with ManagementCo, will limit or preclude your ability to influence corporate matters and may have a potential adverse effect on the price of our common stock.

•	Our share structure involving a Special Voting Share differs from a more typical multi-class capital structure.
Please see “Risk Factors” for a more fulsome discussion of these and other factors you should consider before making an investment in shares of our common stock. Please also refer to the matters described under the heading “Risk Factors” in the accompanying PSUS Prospectus with respect to various material risks related to an investment in PSUS Shares.

Corporate Information
Pershing Square Holdco, L.P. is a Delaware limited partnership. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Pershing Square Holdco, L.P. will convert into a Nevada corporation pursuant to a statutory conversion and change its name to Pershing Square Inc. Our principal executive offices are located at 787 Eleventh Avenue, 9th Floor, New York, New York 10019 and our telephone number is +1 (212) 813-3700. We maintain a website at    . The information on, or accessible from, our website is not part of this prospectus by reference or otherwise.

The Offering
Common stock offered by Pershing Square Inc.
We currently expect to deliver to each initial investor in the PSUS IPO, for no additional consideration, between     and     shares of our common stock for every 10 PSUS Shares purchased in the PSUS IPO, including any PSUS Shares acquired by the underwriters in connection with the exercise of their option to purchase additional PSUS Shares as described in the accompanying PSUS Prospectus. No fractional shares of our common stock will be delivered. If an initial investor in the PSUS IPO would be entitled to receive a fractional interest in a share of our common stock, we will round down to the nearest whole number of shares to be issued to such investor.
Common stock outstanding after giving effect to this offering shares. As described in “Summary—Reorganization Transactions,” the issuance of shares of our common stock to the initial investors in the PSUS IPO will be accompanied by a contribution to us of an equal number of shares of our common stock by PS Partner Group. Accordingly, although this offering will result in a decrease in the ownership of our common stock by PS Partner Group, on the one hand, and an increase in the ownership by the initial investors in the PSUS IPO, on the other hand, it will not result in any change in the total number of our shares of common stock outstanding. See “Summary—Reorganization Transactions” for additional information.
Use of proceeds
This offering will result in no proceeds to us. For the avoidance of doubt, 100% of the net proceeds of the PSUS IPO will be received by PSUS.
Voting rights
Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally.
Upon completion of this offering, ManagementCo will initially have voting power over   % of our outstanding common stock (or   % if underwriters in the PSUS IPO exercise in full their option to purchase additional PSUS Shares as described in the accompanying PSUS Prospectus) and will also hold a Special Voting Share that will have voting power (which shall in no event be less than one vote) equal to that number of votes required, when taken together with the aggregate voting power of the shares of our common stock over which ManagementCo then has voting power, to give ManagementCo a majority of the aggregate voting power of the Special Voting Share and the then-outstanding shares of common stock.
We believe this voting arrangement will protect our firm from change of control events, such as the risk that changes in the ownership of our voting securities could be deemed to have resulted in an “assignment” of our investment management agreements under the 1940 Act or the Advisers Act or a “change of control” under the indentures governing the senior notes of PSH. See “Summary—Implications of Being a Controlled Company” and “Description of Capital Stock—Preferred Stock—Special Voting Share.”
Dividend policy
The declaration, amount and payment of any dividends or other distributions in the future will be made at the sole discretion of our board of directors in accordance with applicable law and we may reduce or discontinue entirely the payment of such dividends or other distributions at any time. Our board of directors may take into account, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. See “Dividend Policy.”
Controlled company
Upon completion of this offering, ManagementCo will initially have voting power over   % of our outstanding common stock (or   % if the underwriters in the PSUS IPO exercise in full their option to purchase additional PSUS Shares as described in the accompanying PSUS Prospectus). As a result, we will be a “controlled company” under the corporate governance standards of the NYSE. Although as a controlled company, we qualify for exemptions from certain corporate governance requirements of the NYSE, we do not intend to rely on such exemptions. See “Summary—Implications of Being a Controlled Company” and “Description of Capital Stock—Preferred Stock—Special Voting Share” for additional information.
Risk factors
See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.
Trading symbol
“PS.”
In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon does not reflect shares of common stock that are available for award under our long-term incentive plan (the “Omnibus Incentive Plan”). See “Executive Compensation—Compensation Arrangements To Be Adopted in Connection With This Offering—Omnibus Incentive Plan.”

Summary Historical and Pro Forma Consolidated Financial Information
The following table presents the summary historical consolidated financial and other data for Pershing Square Holdco, L.P. and its consolidated subsidiaries and Pershing Square Capital Management, L.P., the accounting predecessor of Pershing Square Holdco, L.P., and its consolidated subsidiaries and the summary pro forma consolidated financial and other data for Pershing Square Inc. and its consolidated subsidiaries for the periods and at the dates indicated.
We derived the summary historical consolidated statements of operations and cash flow data for the years ended December 31, 2024 and 2023 from the audited consolidated financial statements of Pershing Square Holdco, L.P. and Pershing Square Capital Management, L.P. included elsewhere in this prospectus.
Our historical results are not necessarily indicative of the results that may be expected for any future period. You should read the summary historical consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.
We derived the summary unaudited pro forma consolidated financial data of Pershing Square Inc. presented below from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma consolidated statement of operations data for the year ended December 31, 2024 give effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information” as if they had occurred on January 1, 2024. The summary unaudited pro forma consolidated statement of financial condition data as of December 31, 2024 give effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information” as if they had occurred on December 31, 2024. The following summary unaudited condensed consolidated pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Consolidated Financial Information.”

	Pershing Square Capital Management, L.P.	Pershing Square Holdco, L.P.(1)	Pershing Square Inc.
	Historical		Unaudited Pro Forma
	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2024
Summary Statement of Operations Data:
Revenue
Performance fees(2)	$ 341,855,070	$	$
Management fees	170,801,456
Total revenue	512,656,526
Expenses
Profit-sharing partner compensation(2)	115,829,484
Affiliates fee rebate	115,705,667
General and administrative expense	22,649,494
Employee compensation and benefits	13,124,483
Depreciation and amortization expense	2,757,608
Total expenses	270,066,736
Operating income	242,589,790
Other income (expenses)
Gain(loss) allocated from Pershing Square, L.P(2)	11,361,859
Other income (expense)	4,269,622
Interest expense, net	(6,330,442)
Total other income (expense)	9,301,039
Net income before taxes	251,890,829
Income tax expense	18,169,882
Net income	233,720,947
Net income (loss) attributable to non-controlling interest(2)	(24,261,101)
Net income attributable to Pershing Square Capital Management, L.P.	$ 209,459,846	$	$

Summary Statement of Financial Condition Data (at period end):
Cash and cash equivalents	$4,271,418	$	$
Total assets	523,655,733
Total debt	108,725,577
Total liabilities	398,964,032
Total partners’ capital	$ 124,691,701	$

Summary Statement of Cash Flows Data:
Net cash provided by operating activities	$83,800,476	$
Net cash (used in) investing activities	(17,785)
Net cash (used in) financing activities	(84,290,107)

	Pershing Square Capital Management, L.P.	Pershing Square Holdco, L.P.(1)	Pershing Square Inc.
	Historical		Unaudited Pro Forma
	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2024

Summary Other Financial and Operational Data:(3)
Assets Under Management (at period end)	$ 17,910,057,704
Fee-Paying Assets Under Management (at period end)	13,298,460,656
Permanent Capital AUM (at period end)	12,062,607,027
Fee-Related Earnings	316,956,492
Distributable Earnings	310,626,050

(1)
For periods prior to May 31, 2024, the historical financial results presented of Pershing Square Holdco, L.P. reflect the financial results of its accounting predecessor, Pershing Square Capital Management, L.P.

(2)	Includes amounts attributable to consolidated variable interest entities (“VIEs”) for which Pershing Square Capital Management, L.P. does not have any direct equity interests.
(3)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information regarding our use of these metrics and data and a reconciliation of distributable earnings and fee-related earnings to the most directly comparable financial measure calculated in accordance with GAAP.

RISK FACTORS
An investment in shares of our common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our common stock. Please also refer to the matters described under the heading “Risk Factors” in the accompanying PSUS Prospectus with respect to various material risks related to an investment in PSUS Shares.
Risks Related to Our Business and Industry
Difficult global market, economic or geopolitical conditions may materially adversely affect our business.
The success and growth of our business, including our ability to raise new funds, are highly dependent upon conditions in the global financial markets and economic and geopolitical conditions throughout the world that are outside of our control and difficult to predict. Our revenue is comprised, in part, of management fees based on the net asset value of our funds. Declines in the value of our funds’ investments may reduce the fees we earn and, in turn, have a material adverse effect on our revenues. See “Risks Relating to Our Funds, Other Investment Vehicles and Investment Strategy—Poor performance of our funds and our other investment vehicles would cause a decline in our revenues, results of operations and cash flows.”
Factors such as economic slowdowns, equity prices, equity market volatility, asset or market correlations, interest rates, inflation, counterparty risks, availability of credit, economic uncertainty, changes in laws or regulation (including laws relating to the financial markets generally or the taxation or regulation of asset managers), trade barriers and tariffs, disease, supply chain pressures, commodity prices, currency exchange rates and controls, heightened geopolitical tensions, governmental instability or dysfunction, wars or other armed conflicts, terrorist acts (including cyberterrorism), major or prolonged power outages or network interruptions, pandemics or severe public health events, the effects of climate change and changes in law and/or regulation, and uncertainty regarding government and regulatory policy can have a material impact on the value of our funds’ investments or our general ability to conduct business, including our ability to raise new funds. Difficult market, economic and geopolitical conditions can negatively impact those valuations and our ability to conduct business, which in turn would reduce or even eliminate our revenues and profitability, thereby having a material adverse effect on our business, financial condition or results of operations. For example, geopolitical instability has in recent years become more prevalent. The ongoing conflicts in Eastern Europe and the Middle East, and the global responses thereto, have contributed, and may continue to contribute to volatility in the global financial markets, which may adversely impact the performance of our funds’ investments and/or our ability to raise new funds.
As our funds primarily invest in publicly traded equity securities, stock market volatility, including a sharp decline in the stock market may adversely affect our results, including our revenues and net income. Moreover, in the pursuit of our investment strategy, our funds typically invest the substantial majority of their capital in a limited number of core investments, thereby making their unrealized mark-to-market valuations particularly sensitive to sharp changes in the price of any of these positions. Further, although the equity markets are not the only markets in which we invest, should we experience another period of challenging equity markets, our funds may experience increased difficulty in realizing value from investments.
A period of economic slowdown, which may occur across one or more industries, sectors or geographies, has contributed and could in the future create operating performance challenges for certain of our funds’ investments, which could adversely affect our operating results and cash flows.
Despite overall resilience in some geographies, many global economies have in recent years experienced periods of deceleration. Further economic deceleration or contraction in the rate of global growth in certain industries, sectors or geographies, including as a result of the ongoing conflicts in Eastern Europe and the Middle East, and any global responses thereto, as discussed above, may adversely impact our ability to raise new funds and/or contribute to poor financial results at the companies in which our funds invest, which may result in lower investment returns for our funds. For example, periods of economic weakness have contributed and may in the future contribute to decreased consumer demand for certain goods and services, which could have an adverse effect on certain of our funds’ investments. The performance of the companies in which our funds invest would also likely be negatively impacted if pressure on wages and other inputs increasingly pressures profit margins. To the extent the performance of those companies (as well as valuation multiples) does not improve, our funds may exit positions at values that are less than we projected or even at a loss, thereby significantly affecting investment performance. In addition, as our funds typically invest the substantial majority of their capital in a limited number of core investments, we may have outsized exposure to particular sectors or regions, which can exacerbate the impact on our funds of an economic slowdown in such sectors or regions and/or adversely impact our ability to raise new funds. See “Risks Relating to Our Funds, Other Investment Vehicles and Investment Strategy—Our funds and our other investment vehicles are exposed to a concentration of investments, which can exacerbate volatility and investment risk.”
We depend on our Founder, Chief Investment Officer and other key personnel and the loss of their services would have a material adverse effect on our business, results and financial condition.
The success of our business depends on the efforts, judgment, skill and personal reputations of our Founder and Chief Executive Officer, Mr. Ackman, our Chief Investment Officer, Mr. Israel, and other key personnel. The expertise in investing and risk management of our key personnel, their business contacts and their relationships with investors and third parties are each critical elements in operating and expanding our business. For example, all of the investment decisions of our funds are made by our investment team, with Mr. Ackman having ultimate decision-making authority for all portfolio positions. Mr. Ackman, Mr. Israel and the investment team also rely on the diligence, skill and network of business contacts of our other professionals as well as external advisers and professionals. Accordingly, our success will depend on the continued service of these individuals, who are not obligated to remain employed with us. Senior investment professionals and other key personnel have left our company in the past and others may do so in the future, and we cannot predict the impact that the departure of any key personnel will have on our ability to achieve our investment objectives.
We are substantially dependent upon our investment management agreements with PSH and PSUS, each of which may be terminated under certain circumstances.
PSH represents a significant majority of our assets under management and we expect PSUS to represent a material portion of our assets under management in periods following this offering. Accordingly, we are substantially dependent on our investment management agreements with PSH and PSUS.
Our investment management agreement with PSH may be terminated by PSH as of December 31 of each year upon four months’ prior notice. In addition, any assignment by us of the PSH investment management agreement under the Advisers Act would require the consent of PSH. PSH is managed by a majority-independent board of directors that is elected by its stockholders (the “PSH Board”). Any decision by the PSH Board to terminate the investment management agreement or to withhold consent to an assignment by us of the investment management agreement under the Advisers Act would only be effective if 66 2/3% of the voting shares and 66 2/3% of the public shares of PSH support such decision. See “Business—Termination of Investment Management Agreements and Key Man Protection—PSH.” Any termination by PSH, or failure to obtain the consent of PSH for any assignment, of our investment management agreement with PSH would have a material adverse effect on our business, financial condition and the results of our operations. Our Founder and certain other members of our management team directly or indirectly hold public shares of PSH that represented approximately 27% of the outstanding public shares of PSH at December 31, 2023. As a result, a decision to terminate the investment management agreement by record holders as of such date would have required the affirmative approval of 91% of the remaining outstanding public shares. While we will have the right, but not the obligation, to acquire these shares on or before the tenth anniversary of the closing of this offering as described in “Certain Relationships and Related Person Transactions—Other Transactions—Our Right to Acquire PSH Shares,” if we do not do so these holders will not be restricted from selling or otherwise transferring these shares following that date. Any sale or transfer of PSH Shares currently owned by our Founder, management team or other affiliated persons could increase the risk that our investment management agreement with PSH might be terminated.
Our investment management agreement with PSUS may be terminated as a whole at any time by PSUS, without the payment of any penalty, upon the vote of a majority of the PSUS board of trustees (the “PSUS Board”) or a majority of the outstanding voting securities of PSUS or by us, on 60 days’ written notice by either party to the other, which notice can be waived by the non-terminating party. Five of the six trustees of the PSUS Board are not “interested persons” of us or PSUS for purposes of Section 2(a)(19) of the 1940 Act and are “independent,” as determined by the PSUS Board. Following the PSUS IPO, subject to certain exceptions, the PSUS Board will be elected by PSUS’s public stockholders. Pursuant to the requirements of the 1940 Act, at least 40% of the trustees serving on the PSUS Board at any time must not be “interested persons” of us or PSUS. See “Business—Termination of Investment Management Agreements and Key Man Protection—PSUS”

and refer to the accompanying PSUS Prospectus for more detail. In addition, our investment management agreement with PSUS will terminate automatically in the event of its “assignment” (as such term is defined in the 1940 Act). Any termination of our investment management agreement with PSUS would have a material adverse effect on our business, financial condition and the results of our operations. As described under “Summary—Implications of Being a Controlled Company,” we have chosen to be a controlled company because we believe that it will protect our firm from change of control events, such as the risk that changes in the ownership of our voting securities could be deemed to have resulted in an “assignment” of our investment management agreements under the 1940 Act or the Advisers Act.
An investment in our common stock is not an investment in our funds, and the returns of our funds should not be considered as indicative of any returns expected on our common stock, although poor investment performance of the funds we manage could have a materially adverse impact on our revenues and, therefore, the returns on our common stock.
An investment in shares of our common stock is not an investment in our funds. The returns on our common stock are not directly linked to the historical or future performance of the funds we manage. Even if our funds experience positive performance and our assets under management increase, holders of our common stock may not experience a corresponding positive return on their shares.
However, poor performance of our funds will cause a decline in the management fee revenue from such funds and, in some cases, in the performance fee revenue we receive, and accordingly will have a negative effect on our performance. If we experience poor investment performance, whether due to difficult financial markets and economic and geopolitical conditions or otherwise, our ability to retain or grow our assets under management could be materially adversely affected. In turn, the management fee revenue and, in some cases, the performance fee revenue that we receive would be reduced and our business, financial condition or results of operations would suffer, thus negatively impacting the price of our common stock. See “Risks Relating to Our Funds, Other Investment Vehicles and Investment Strategy—Poor performance of our funds and our other investment vehicles would cause a decline in our revenues, results of operations and cash flows.”
We face intense competition in attracting and retaining talented professionals.
Our investment performance and ability to successfully manage our business is largely dependent on the talents and efforts of highly skilled individuals. Accordingly, our ability to continue to perform effectively in our business and our future success and growth depend on our ability to retain and motivate our active key personnel and to strategically recruit, retain and motivate new talent. We may not be successful in our efforts to recruit, retain and motivate the required personnel as the global market for qualified investment professionals is extremely competitive. In order to recruit, retain and motivate talent, our total compensation and benefits expense could also increase to a level that may materially adversely affect our profitability and reduce the cash available for distribution to our common stockholders. Although we believe our arrangement for the allocation of performance fee revenue, as described in “Business— Advisory Fees and Compensation—Allocation of Performance Fee Revenue” and “Executive Compensation—Subsequent Changes to Compensation Arrangements—Variable Compensation Agreement,” provides substantial incentives to attract and retain talent, poor performance of our funds could reduce the incentive compensation available for our employees. Under our allocation arrangement, our investment professionals and employees are generally entitled to participate in any Subordinated Performance Fees remaining after payment by PSCM LP of the Preferred Performance Fees to us. In the event of poor performance of our funds, there may be no realized performance fees remaining after such payment of this preference amount, which could materially adversely impact our ability to attract and retain investment professionals and other employees.
We face substantial competition in all aspects of our business.
The investment management industry is highly competitive, and investors are increasingly fee sensitive. Our funds compete against a large number of investment funds offered by other investment management companies, investment dealers and banks, and institutions we compete with may have greater infrastructure and financial resources than us. We compete with these firms on the basis of investment performance, diversity of funds and products, scope and quality of services, reputation and the ability to develop and successfully launch new investment strategies to meet the changing needs of investors and generate strong returns. In the case of new fund launches, our lack of available long-term records of prior investment performance for such fund may put us at a competitive disadvantage until such records for the fund are established. We also may compete against similarly positioned passive strategies. Market demand for index funds and other passive strategies may reduce opportunities for active managers and contribute to fee compression. To the extent current or potential investors decide to invest in funds or products sponsored by our competitors, our business, financial condition or results of operations may be materially adversely affected.
We could be financially harmed by employee misconduct and damage to our reputation.
Our business is highly competitive and we benefit from being highly regarded in our industry. We view our reputation as one of our most carefully guarded assets which we believe has enabled us to attract and retain world-class talent to our firm and the companies in which our funds invest and to create opportunities for investment. Negative publicity about us could give rise to reputational risk which could significantly harm our existing business and business prospects.
There is a risk that our employees could engage in misconduct or other behavior that adversely affects our reputation, business and ability to successfully execute our investment strategy and in turn harm the operations and financial condition of the funds. Our business often requires that we deal with confidential matters relating to companies in which our funds invest. Additionally, we are subject to a number of obligations and standards arising from our asset management business and our authority over the assets we manage, and it is not always possible to detect or deter employee misconduct. The violation of these obligations, or the accusation of any such violation, and standards by any of our key personnel, employees, joint venture partners, consultants or anyone acting on our behalf could materially adversely affect our reputation which could consequently negatively impact the operating performance of our funds and the price of our common stock.
While we believe we have effective policies and procedures in place designed to deter and detect employee misconduct, the steps we have taken may not be effective in all cases. If any of our employees were to engage in misconduct or were to be accused of such misconduct, whether or not substantiated, our business and reputation could be adversely affected and a loss of investor confidence could result, which would harm our funds and, consequently, harm us. We could also be subject to litigation, regulatory investigations or sanctions and suffer serious harm to our reputation, financial position and current and future business relationships as a result of this employee misconduct. In addition, a prolonged period of remote work, such as the one experienced during the COVID-19 pandemic, may require us to develop and implement additional precautions in order to detect and prevent employee misconduct. Such additional precautions, which may include the implementation of security and other restrictions, may make our systems more difficult and costly to operate and may not be effective in all cases in preventing employee misconduct in a remote work environment.
Extensive regulation of our business affects our activities and creates the potential for significant liabilities and penalties. The possibility of increased regulatory focus could result in additional burdens on our business.
Our business is subject to extensive regulation, including periodic examinations, inquiries and investigations, by governmental agencies and self-regulatory organizations in the jurisdictions in which we operate around the world. As a public company subject to the registration and reporting provisions of the Exchange Act, we will be subject to regulation and oversight by the SEC. In addition, PSCM LP is registered as an investment adviser under the Advisers Act and subject to regulation by the SEC and registered with the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool operator and subject to regulation by the CFTC. These and other authorities have regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities. Many of these regulators, including U.S. and foreign government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are also empowered to conduct examinations, inquiries, investigations and administrative proceedings that can result in fines, suspensions of personnel, changes in policies, procedures or disclosure or other sanctions, including censure, the issuance of cease-and-desist orders, the suspension or expulsion of a broker-dealer or investment adviser from registration or memberships, a requirement to cease operating as an investment adviser to certain types of funds, or the commencement of a civil or criminal lawsuit against us or our personnel.
We are subject to U.S. and foreign anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), as well as anti-money laundering laws. In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA. In addition, the U.K. has also significantly expanded the reach of its anti-bribery laws. While we have policies and procedures designed to ensure strict compliance by us and our personnel with the FCPA and other applicable laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the FCPA, the U.K. anti-bribery laws or other applicable anti-corruption, anti-bribery, or anti-money laundering laws could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation, and reputational harm or a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the price of our common stock.
The financial services industry in recent years has been the subject of heightened scrutiny, which is expected to continue to increase. Statements by SEC staff in 2023, their stated examination priorities for 2024 and the SEC’s recent enforcement and rulemaking activities reflected a focus on bolstering transparency in the private funds industry, including with respect to fees earned and expenses charged by investment advisers. In recent years, the SEC has proposed, and in some instances, adopted, a number of rules related to private funds and private fund advisers that impact our business and operations. For example, the SEC’s amended rule for investment adviser marketing, which became effective in November 2022, imposes more prescriptive requirements on investment advisers’ marketing activities, which impacts the marketing of certain of our funds and other investment advisory functions and increases our compliance costs and heightens the risk of regulatory action or sanction, which could adversely impact our reputation. The SEC has already instituted and settled multiple actions against investment advisers for violating the marketing rule, and publications by the SEC staff have indicated that it will remain focused on investment advisers’ ongoing compliance with the marketing rule.
Furthermore, the SEC (in May 2023) and the SEC and CFTC jointly (in February 2024) adopted changes to Form PF, a confidential form relating to reporting by private fund advisers and intended to be used by the U.S. Financial Stability Oversight Counsel for systemic risk oversight purposes, that expand existing reporting obligations. Such increased reporting obligations may increase our compliance costs, particularly if we are required to spend more time, hire additional personnel, or buy new technology to comply effectively.
The SEC has also adopted or proposed several other rules that may impact our operations. For example, in October 2023, the SEC adopted amendments to its beneficial ownership reporting regime to, among other items, generally accelerate the filing deadlines for beneficial ownership and expand the application of certain reporting rules to certain derivative securities. As another example, an October 2022 SEC proposal would, if adopted, impose substantial obligations on registered investment advisers to conduct initial due diligence and ongoing monitoring of a broad universe of service providers that we may use in our business. And in July 2023, the SEC proposed new predictive data analytics rules, which would require registered investment advisers to eliminate or neutralize certain conflicts of interest posed by covered technologies including artificial intelligence and machine-learning with respect to their interactions with clients and investors in pooled investment vehicles. The SEC has indicated that it may re-propose certain of these rulemaking initiatives, but if they are finalized, the new rules would significantly increase our compliance costs and heighten the risk of regulatory action or sanction.
In addition, prior to the launch of PSUS, we did not have experience managing a fund registered under the 1940 Act, which imposes additional obligations on a registered fund’s manager. Should we not succeed in meeting those obligations, the risk of regulatory action or sanction, which could adversely impact our reputation, would be heightened.
We are also subject from time to time to requests for information, inquiries and informal or formal investigations by the SEC and other regulatory authorities, with which we routinely cooperate. Such investigations have previously and may in the future result in penalties and other sanctions. SEC actions and initiatives can have an adverse effect on our financial results, including as a result of the imposition of a sanction, a limitation on our or our personnel’s activities or a change in our historic practices. Even if an investigation or proceeding did not result in a sanction, or the sanction imposed against us or our personnel by a regulator were small in monetary amount, the legal costs associated with the investigation may be significant and any adverse publicity relating to the investigation, proceeding or imposition of sanctions could harm our reputation and cause us to lose existing investors or fail to gain new investors.
In addition, certain states and other regulatory authorities have required investment managers to register as lobbyists, and we are currently registered as such in Texas and California and may in the future so register in additional jurisdictions. Other states or municipalities may consider similar legislation or adopt regulations or procedures with similar effect. These registration requirements impose significant compliance obligations on registered lobbyists and their employers, which may include annual registration fees, periodic disclosure reports and internal recordkeeping.
Changing regulations regarding derivatives and commodity interest transactions could negatively impact our business and the business of our funds.
The regulation of derivatives and commodity interest transactions in the United States and other countries is a rapidly changing area of law and is subject to ongoing modification by governmental and judicial action. Our funds enter into derivatives transactions for various purposes, including to manage the financial risks related to their investments. Accordingly, the impact of this evolving regulatory regime on our business and our funds is difficult to predict, but it could be substantial and adverse.
Certain of our funds are registered with the CFTC as commodity pools, and their risk management or other commodities interest-related activities may be subject to CFTC oversight. Certain CFTC rules expose asset management firms, such as us, to increased registration and reporting requirements in connection with transactions in futures, swaps, and other derivatives regulated by the CFTC. Our business may incur increased ongoing costs associated with monitoring compliance with CFTC regulations and complying with the various registration and reporting requirements. In addition, newly instituted and amended regulations could significantly increase the cost of entering into derivative contracts (including through requirements to post collateral, which could negatively impact our funds’ available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks that we encounter, reduce our ability to restructure our funds’ existing derivative contracts and increase their exposure to less creditworthy counterparties. If we reduce our funds’ use of derivatives as a result of such regulations (and any new regulations), their results of operations may become more volatile and our cash flows may be less predictable.
We are subject to increasing scrutiny from regulators, elected officials, investors and other stakeholders with respect to environmental, social and governance matters, which may constrain investment opportunities for our funds and harm our brand and reputation.
We, our funds and our other investment vehicles are subject to increasing scrutiny from regulators, elected officials, investors and other stakeholders with respect to environmental, social and governance (“ESG”) matters. We may be subject to competing demands from different investors and other stakeholder groups with divergent views on ESG matters, including the role of ESG in the investment process. For example in recent years, certain investors have placed increasing importance on the impacts of investments made by private funds, while certain other investors have raised concerns as to whether the incorporation of ESG factors in the investment process may be inconsistent with maximizing returns for investors. This divergence in views increases the risk that any action by us or our funds, or lack thereof, with respect to ESG matters will be perceived negatively by at least some stakeholders and adversely impact our reputation and business.
Regulatory initiatives to require asset managers to make disclosures regarding ESG matters are also becoming increasingly common, which may further increase the number and type of investors who place importance on these issues and who demand certain types of reporting from us or our funds, as well as potentially increasing our regulatory and compliance costs. Governmental authorities of certain U.S. states have also requested information from and scrutinized certain asset managers with respect to such managers’ ESG policies or involvement in certain alliances or other multi-stakeholder initiatives relating to issues such as climate change and responsible investment. In addition, there has been increased regulatory focus on ESG-related practices by asset managers, particularly with respect to the accuracy of statements made regarding ESG practices, initiatives and investment strategies. Outside of the United States, the European regulatory environment on ESG matters for asset managers and financial services firms similarly continues to evolve and increase in complexity, making compliance more costly and time-consuming.

Climate change, and climate change and sustainability-related legislation and regulation, business trends and physical impacts, could adversely affect our business and the operations of our funds, and any actions we take or fail to take in response to such matters could damage our reputation.
We and our funds face risks associated with climate change including risks related to the impact of climate and sustainability-related legislation and regulation, risks related to business trends on climate change and sustainability, and risks stemming from the physical impacts of climate change.
Climate and sustainability-related regulations or interpretations of existing laws may result in enhanced disclosure obligations, which could negatively affect us and our funds and materially increase our compliance costs and regulatory scrutiny. For example, the SEC’s climate-related disclosure rule for corporate issuers, which was finalized by the SEC in March 2024 but voluntarily stayed in May 2024 subject to pending litigation, would require certain climate-related disclosures by public companies, including disclosure of their governance of climate-related risks and relevant risk management processes and the material impact of severe weather events on their financial statements, strategy, business model and outlook. In November 2023, the SEC issued a proposal to require SEC-registered investment advisers and SEC-registered investment companies to disclose information from funds and advisers that consider one or more ESG factors in their investment decisions. Further, in October 2023, California enacted climate disclosure laws that could require us and/or certain of our funds to report on our Scope 1, 2 and 3 greenhouse gas emissions, among other climate-related financial risks and matters.
The European Union (“EU”) and the United Kingdom (“UK”) have also adopted several initiatives to improve transparency around how asset managers define, measure and disclose the impact of sustainability-related factors on the performance of their funds and financial products, including but not limited to the EU Corporate Sustainability Reporting Directive (“CSRD”), the EU Corporate Sustainability Due Diligence Directive (“CSDDD”), the EU Sustainable Finance Disclosure Regulation (“SFDR”), the EU Regulation on the establishment of a framework to facilitate sustainable investment (2020/852) (the “Taxonomy Regulation”) and the UK Sustainability Disclosure Requirements (“SDR”). Compliance with any of the foregoing may give rise to substantial costs and failure to comply may result in fines and/or other regulatory sanctions as well as potential civil liability. For example, companies that are in scope of CSRD are required to provide detailed reporting on an extensive set of ESG data points, including in relation to policies and procedures, sustainability-related risks to, and adverse sustainability impacts caused by, the relevant company. While we and our funds are not currently expected to be in scope of CSRD, certain of our funds’ investments may be and there can be no guarantee that we will not be determined to be in scope of CSRD in the future. Similarly, the CSDDD which entered into force on July 25, 2024 and must be implemented into the law of each EU member state by July 26, 2026, imposes requirements on in scope companies to conduct upstream and downstream due diligence on its business partners along its chain of activities in order to identify, assess, prevent, mitigate or cease adverse impacts on human rights and the environment. Companies in scope of CSDDD must also implement a transition plan in alignment with the goals of the Paris Agreement, including greenhouse gas emission reduction targets. Compliance will give rise to costs and may impact supply chains, while failure to comply can give rise to regulatory penalties including substantial fines as well as civil liability. While our funds are not expected to be in scope of CSDDD, whether we or our subsidiaries are in scope will depend on the level of revenue generated in the EU, and it is likely that certain of our funds’ investments will be in scope of CSDDD. In addition, to the extent that our funds or investment vehicles are offered to investors in the EU or the UK, they may become subject to, respectively, the SFDR and Taxonomy Regulation and/or the UK’s SDR and investment labels regime. Such regimes may also impose costs on us and may adversely impact our ability to manage the funds and investment vehicles in a profitable manner.
In addition to increasing climate and sustainability-related disclosure obligations, initiatives seeking to address climate change through regulation of greenhouse gas emissions have been adopted by, are pending or have been proposed before international and regional regulatory authorities around the world, which could result in, among other risks, changing legal requirements that could result in increased permitting and compliance costs, changes in business operations or the discontinuance of certain operations, litigation seeking monetary or injunctive relief related to climate impacts, a declining market for products and services seen as greenhouse gas intensive or less effective than alternatives in reducing greenhouse gas emissions and risks tied to changing customer or community perceptions of an asset’s relative contribution to greenhouse gas emissions. These risks could result in a material adverse effect on the value of certain of our funds’ investments and, therefore, the returns of our funds. Further, significant chronic or acute physical effects of climate change, including extreme weather events such as hurricanes or floods, can also have an adverse impact on certain of our funds’ investments, especially those investments that rely on physical factories, stores, plants or other assets located in the affected areas or that focus on tourism or recreational travel.
Our reputation may be harmed if certain stakeholders believe that we are not adequately or appropriately responding to climate change, including through the way in which we operate our business, the composition of our funds’ existing investments, the new investments made by our funds or the decisions we make to continue to conduct or change our activities in response to climate change considerations. Moreover, we face business trends related to climate change risks, such as, for example, the increased attention to ESG considerations by our fund investors, including in connection with their determination of whether to invest in our funds. See “—We are subject to increasing scrutiny from regulators, elected officials, investors and other stakeholders with respect to environmental, social and governance matters, which may constrain investment opportunities for our funds and harm our brand and reputation.”
Cybersecurity and data protection risks could result in the loss of data, interruptions in our business, and damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations.
Our operations are highly dependent on our technology platforms and other information technology systems (including third-party information technology systems). Such systems face ongoing cybersecurity threats and attacks, which, if successful, could result in the loss of the confidentiality, integrity or availability of such systems and the data held by such systems. Attacks on such systems could involve, and in some instances have in the past involved, attempts intended to obtain unauthorized access to our proprietary information, destroy data, disable, degrade or sabotage our systems, or divert or otherwise steal funds, including through the introduction of computer viruses, “phishing” attempts and other forms of social engineering. Attacks on such systems could also involve ransomware or other forms of cyber extortion. Cyberattacks and other data security threats could originate from a wide variety of external sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders, such as employees, consultants, independent contractors or other service providers.
There has been an increase in the frequency and sophistication of the cyber and data security threats we face, with attacks ranging from those that are common to many businesses to those that are more advanced and persistent, which may target us because we hold a significant amount of confidential and sensitive information about our investors, our funds and our investments. As a result, we may face a heightened risk of a security breach, ransomware attack or other disruption with respect to this information. Measures we take to ensure the integrity of our systems may not provide adequate protection, especially because cyberattack techniques are continually evolving, may persist undetected over extended periods of time and may not be mitigated in a timely manner to prevent or minimize the impact on us, our funds or our investors. Further, the use of remote work environments, mobile technology and virtual platforms as well as geopolitical tensions or conflicts, such as the ongoing conflicts in Eastern Europe and in the Middle East, may create a heightened risk to us of cyberattacks or other data security breaches.
In addition, we could also suffer losses in connection with updates to, or the failure to timely update, our technology platforms. We rely on third-party service providers for certain aspects of our business, including for the administration of certain funds, as well as for certain technology platforms, including cloud-based services. See “—Risks Relating to Our Funds, Other Investment Vehicles and Investment Strategy—We are reliant on third-party service providers for certain aspects of our business, and are subject to risks in using custodians, counterparties, administrators and other agents.” These third-party service providers also face ongoing cybersecurity threats and the risk of compromises of their systems, and as a result, unauthorized individuals could gain, and in some past instances have gained, access to certain confidential data of their clients.
Breaches in our security or in the security of our third-party service providers, whether malicious in nature or through inadvertent transmittal or other loss of data, could potentially jeopardize the information of our business, including our employees, investors, funds, investments and business partners, that is processed and stored in, and transmitted through, our computer systems, or otherwise cause interruptions or malfunctions in businesses and operations. If our systems or those of our third-party service providers (or our data stored within) are compromised, either as a result of malicious activity or through inadvertent transmittal or other loss of data, or do not operate properly or are disabled, and if this occurs and we fail to provide the appropriate regulatory or other notifications in a timely manner, we could suffer financial loss, increased costs, a disruption of our businesses, liability to our counterparties, funds or investors, regulatory actions (and resulting fines or other penalties), negative publicity or reputational damage. The costs related to cyber or other data security threats or disruptions may not be fully insured or indemnified by other means. Furthermore, any such breach may cause our investors to lose confidence in the effectiveness of our security measures and in us more generally.
Our funds’ investments also rely on data processing systems and the secure processing, storage and transmission of information, including payment and health information, which in some instances are provided by third parties. The businesses of the companies in which our funds invest, or their national or regional profile, could also expose them to a greater risk than others of being subject to a cyberattack or security breach. Such an event may have material adverse consequences on the value of our funds’ investments.
Finally, our, our funds’ and our funds’ investments’ technology platforms, data and intellectual property are also subject to a heightened risk of theft or compromise to the extent we or our funds’ investments engage in operations outside the United States, in particular in those jurisdictions that do not have comparable levels of legal protection or that require companies to forego certain intellectual property or related rights in order to operate there. Any such direct or indirect compromise of these assets could have a material adverse impact on us and our funds and their investments.
Use of artificial intelligence technology by us could lead to the exposure of our data or other adverse effects and such technology also may lead to more effective threat actors.
Recent technological advances in artificial intelligence and machine-learning technologies (collectively, “AI Technologies”), including, for example, the OpenAI ChatGPT application, may create opportunities for us, our funds and our other investment vehicles, as well as risks. As AI Technologies and their current and potential future applications continue to rapidly evolve, it is not possible to predict the full extent of the current or future risks related to AI Technologies. While the actual use of AI Technologies varies across our business, funds and other investment vehicles, we and our funds continue to evaluate the rapidly evolving landscape of AI Technologies and their attendant risks.
AI Technologies are reliant on the collection and analysis of large amounts of data and complex algorithms. In this respect, it is not possible or practical to incorporate all relevant data into models that AI Technologies utilize, nor do we expect to be involved in the collection of such data or development of algorithms in the ordinary course of our business. Therefore, it is expected that the data in such models will contain a degree of inaccuracy and error, potentially to a material degree, and that such data and algorithms could otherwise be inadequate or flawed, which would likely degrade the effectiveness of AI Technologies and could adversely impact us to the extent we, our funds and our other investment vehicles, our affiliates and our service providers or other third parties engaged by us rely on the work product of such AI Technologies.
AI Technologies may also be more susceptible to cybersecurity threats given the volume of data they utilize, which, in turn, could make us more susceptible to cybersecurity threats to the extent we rely on AI Technologies. Further, we and our funds could be exposed to risks to the extent third-party service providers or any counterparties use AI Technologies in their business activities notwithstanding any preventative policies aimed at restricting or governing the use of such technologies. We are not able to control the way third-party products are developed, trained or maintained or the way third-party services utilizing AI Technologies are provided to us. Use of AI Technologies could include the input of our confidential information (including non-public information and personal information) by third parties in contravention of non-disclosure agreements or by our personnel or other related parties in contravention of our policies and procedures and, in each case, could result in such confidential information becoming part of a dataset that is generally accessible by AI Technologies applications and users. The misuse or misappropriation of our data could have an adverse impact on our reputation and could subject us to legal and regulatory investigations and/or actions.
The legal and regulatory frameworks within which AI Technologies operate also continue to rapidly evolve, and it is impossible to predict the full extent of current or future risks related thereto. Regulations related to AI Technologies may impose on us certain obligations and costs related to monitoring and compliance. For example, in April 2023, the Federal Trade Commission, U.S. Department of Justice, Consumer Financial Protection Bureau, and U.S. Equal Employment Opportunity Commission released a joint statement on artificial intelligence demonstrating interest in monitoring the development and use of automated systems and enforcement of their respective laws and regulations. In October 2023, the Presidential Administration signed an executive order that establishes new standards for AI safety and security and various U.S. states are in the process of enacting (or have already enacted) new laws and regulations that are aimed at providing individuals with additional protections in connection with AI Technologies. Similarly in the EU, a new regulation applicable to certain AI Technologies and the data used to train, test and deploy them entered into force in August 2024, which will impose significant requirements on both the providers and deployers of AI Technologies and carry significant sanctions for breaches.
AI Technologies could significantly disrupt the markets in which we operate and subject us to increased competition, legal and regulatory risks and compliance costs, which could have a material effect on our business, financial condition and results of operations.
Failure or alleged failure to comply with applicable data and privacy laws and regulations could subject us to ongoing costs and, in some cases, fines and reputational harm.
We are subject to numerous laws and regulations in the United States and around the world regarding privacy and the collection, storage, use, processing, transfer, transmission, disclosure and protection of personal, sensitive or other regulated data, the scope of which is rapidly evolving, subject to differing interpretations, and may be inconsistent between states within a country or between countries. Any inability or perceived inability to adequately address privacy concerns, or comply with applicable laws and regulations, even if unfounded, could result in regulatory and third-party liability, increased costs, disruption to our operations, and reputational damage.
Data security and privacy compliance obligations to which we and the companies in which our funds invest are subject impose compliance costs and risks of penalties, which could increase significantly as such laws and regulations evolve globally. For example, we have obligations under existing laws and regulations, including the requirements of the General Data Protection Regulation (EU) 2016/679, the UK version of the GDPR as supplemented by the Data Protection Act 2018, the Cayman Islands Data Protection Act (2021 Revision), the Gramm Leach Bliley Act (“GLBA”), including, by example but without limitation, Regulation S-P issued by the SEC under GLBA (“Regulation S-P”) and the California Consumer Privacy Act of 2018, as amended. The SEC has adopted changes to Regulation S-P, which require, among other things, that registered investment advisers notify affected individuals of a breach involving their personal information when there has been an incident that rises to the level of being a reportable breach.
Certain jurisdictions are considering passing laws and regulations relating to data and digital services, and we may need to comply with additional laws or reporting obligations in the future. We cannot predict how data protection and privacy laws or regulations may develop, and the costs of monitoring, interpreting and, where applicable, complying with such laws and regulations could adversely affect our business, financial condition and results of operations, and could also impact the companies in which our funds invest, which could (directly or indirectly) affect our investment results. The continued development of these laws and regulations and their interpretations may increase our compliance costs, restrict our ability to offer services in certain locations, result in negative publicity and subject us to significant costs or penalties associated with litigation and/or regulatory action, all of which could adversely affect our business, financial condition, and results of operations.
As data protection and privacy laws continue to develop, it could be more difficult and/or more costly for us or the companies in which our funds invest to collect, store, use, transmit and process personal and sensitive information. Further, in addition to imposing substantial data protection governance and security requirements on companies, giving individuals extensive rights to control how companies handle their personal data and imposing data breach notification and other requirements, some data protection and privacy laws, such as the GDPR and UK GDPR, restrict cross-border transfers of personal information. Even where such transfers can be made, subject to compliance with certain conditions under the applicable data protection and privacy laws, analyzing, selecting and adhering to a relevant mechanism in order to make cross-border transfers permissible can still result in operational costs and complexities. Furthermore, requirements for data transfers continue to evolve and are subject to legal challenge. If mechanisms used by us for cross-border transfers are deemed to be insufficient, we may face increased exposure to regulatory actions, substantial fines and injunctions against processing personal information. Moreover, certain jurisdictions have passed or are considering passing laws requiring local data residency, which could increase the cost and complexity of delivering our services.
Although we take reasonable efforts to comply with all applicable laws and regulations and have invested and continue to invest human and technology resources into data privacy compliance efforts, there can be no assurance that we will not be subject to regulatory or individual legal action, including fines, in the event of a security incident, alleged non-compliance with applicable data protection and privacy laws or regulations, or other claim that an individual’s privacy rights have been violated. In addition, we could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that adversely affect our business, financial condition and results of operations. Many regulators have indicated an intention to take more aggressive enforcement actions regarding data privacy matters, and private litigation resulting from such matters is increasing and resulting in large judgments and settlements.
We are subject to substantial risks of litigation and regulatory proceedings and may face significant liabilities and damage to our professional reputation as a result of litigation and regulatory proceedings and negative publicity.
In the ordinary course of business, we are subject to the risk of litigation and face significant regulatory oversight. In recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against the financial services industry in general have been increasing. The investment decisions we make in our asset management business and the activities of our investment professionals may subject the companies we invest in, our funds and us to the risk of third-party litigation. For example, we may be subject to litigation arising from investor dissatisfaction with the performance of our funds, including certain losses due to the failure of a particular investment strategy or improper trading activity if we violate restrictions in our funds’ organizational documents. We also are exposed to risks of litigation relating to claims that we have not properly addressed conflicts of interest. From time to time we and our funds have been and may in the future be subject to litigation, including securities class action lawsuits by stockholders. For example, in December 2017 our funds paid $193.75 million to settle a class action with stockholders of Allergan who had brought insider trading allegations against us and Valeant Pharmaceuticals International Inc. Any litigation arising in such circumstances is likely to be protracted, expensive and surrounded by circumstances that could be materially damaging to our reputation and business. We are also subject from time to time to formal or informal investigations or inquiries by the SEC and other governmental and self-regulatory organizations in connection with our trading and other activities.
In addition, to the extent investors in our funds suffer losses resulting from fraud, gross negligence, willful misconduct or other similar misconduct, investors may have remedies against us, our funds, our investment professionals or our affiliates under the federal securities law and/or state law. While the general partner and boards of directors or trustees to our funds, including their officers, other employees and affiliates, are generally indemnified to the fullest extent permitted by law with respect to their conduct in connection with the management of the business and affairs of our funds, such indemnity does not extend to actions determined to have involved fraud, willful misconduct or other similar misconduct.
Any private lawsuits or regulatory actions brought against us and resulting in a finding of substantial legal liability could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us, which could seriously harm our business. Recently, there has been an elevated level of focus put on our industry and companies in which our funds are invested, including increased focus on externalities of business activities such as ESG considerations. See “—We are subject to increasing scrutiny from regulators, elected officials, investors and other stakeholders with respect to environmental, social and governance matters, which may constrain investment opportunities for our funds and harm our brand and reputation.” Furthermore, in recent years, there has been increased activity on the part of certain activist and other organized groups with respect to investments made by private funds. Such groups have at times contacted and otherwise sought to engage with government and regulatory bodies and fund investors, which could lead to negative publicity that could harm our reputation.
We depend to a large extent on our business relationships and our reputation for doing the right thing to pursue investment opportunities for our funds. As a result, allegations of improper conduct by private litigants, regulators or employees, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our investment activities, our workplace environment, or the asset management industry in general, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses. Additionally, the pervasiveness of social media, coupled with increased public focus on the externalities of business activities, could further magnify the reputational risks associated with negative publicity.

We may not be able to maintain sufficient insurance to cover us for potential litigation or other risks.
We may not be able to obtain or maintain sufficient insurance on commercially reasonable terms or with adequate coverage levels against potential liabilities we may face in connection with potential claims, which could have a material adverse effect on our business. We may face a risk of loss from a variety of claims, including claims related to securities, antitrust, contracts, cybersecurity, fraud and various other potential claims, whether or not such claims are valid. Insurance and other safeguards might only partially reimburse us for our losses, if at all, and if a claim is successful and exceeds or is not covered by our insurance policies, we may be required to pay a substantial amount in respect of such successful claim. Certain losses of a catastrophic nature, such as losses arising as a result of wars, systemic risk associated with cyber-kinetic warfare, earthquakes, floods, typhoons, terrorist attacks or other similar events, may be uninsurable or may only be insurable at rates that are so high that maintaining coverage would cause an adverse impact on our business and our funds. In general, losses related to terrorism and catastrophic nation-state hacks are becoming harder and more expensive to insure against. Some insurers are excluding coverage of terrorist acts and catastrophic nation-state hacks from their all-risk policies. In some cases, insurers are offering significantly limited coverage against terrorist acts for additional premiums, which can greatly increase the total cost of casualty insurance for a property. As a result, we and our funds may not be insured or fully insured against terrorism or certain other catastrophic losses.
Another pandemic or global health crisis like the COVID-19 pandemic may adversely impact our performance and results of operations.
From 2020 to 2022, in response to the COVID-19 pandemic, many countries instituted quarantine restrictions and took other measures to limit the spread of the virus. This resulted in labor shortages and disruption of supply chains and contributed to prolonged disruption of the global economy. A widespread reoccurrence of another pandemic or global health crisis could increase the possibility of periods of similar restrictions on business operations, which may materially adversely impact our business, financial condition, results of operations, liquidity and prospects and exacerbate many of the other risks discussed in this “Risk Factors” section.
In the event of another pandemic or global health crisis like the COVID-19 pandemic, our funds’ investments may experience decreased revenues and earnings, which may adversely impact our ability to realize value from such investments and in turn reduce our revenues. Certain sectors in which our funds have or may have investments, including hospitality, retail and travel, could be particularly negatively impacted, as was the case during the COVID-19 pandemic. The companies in which our funds invest may also face increased credit and liquidity risk due to volatility in financial markets and limited access to or higher cost of financing, which may adversely impact the value of our funds’ investments.
A pandemic or global health crisis may also pose enhanced operational risks. For example, our employees may become sick or otherwise unable to perform their duties for an extended period, and extended public health restrictions and remote working arrangements may impact employee morale, integration of new employees and preservation of our culture. Remote working environments may also be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts, as discussed above. Moreover, our third-party service providers could be impacted by an inability to perform due to pandemic-related restrictions or by failures of, or attacks on, their technology platforms.
If Pershing Square Inc. were deemed an “investment company” under the 1940 Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
The 1940 Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that Pershing Square Inc. will not be deemed to be an investment company under the 1940 Act. If anything were to happen which would cause Pershing Square Inc. to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between Pershing Square Inc. and its investment professionals, and materially adversely affect our business, financial condition and results of operations. In addition, we could be required to limit the amount of investments that we make as a principal and structure such investments or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the 1940 Act.
Risks Relating to Our Funds, Other Investment Vehicles and Investment Strategy
Poor performance of our funds and our other investment vehicles would cause a decline in our revenues, results of operations and cash flows.
We derive revenue from management and performance fees based on assets under management and the performance of each of our funds and our other investment vehicles. If our funds and/or other investment vehicles perform poorly, our revenues, results of operations and cash flows decline because the value of our assets under management decreases, which in turn results in a reduction in our management fees and, in some cases, may result in a reduction in the performance fee revenue we receive from our funds.
The historical returns attributable to our funds and our other investment vehicles, including those presented in this prospectus, should not be considered as indicative of the future results of our funds and our other investment vehicles or of our future results or of any returns expected on an investment in our common stock.
The historical and potential future returns of our funds are not directly linked to returns on our common stock. Therefore, any continued positive performance of our funds will not necessarily result in positive returns on an investment in our common stock. However, poor performance of our funds would cause a decline in our revenue from such funds and would therefore have a negative effect on our performance and likely the returns on an investment in our common stock. Moreover, with respect to the historical returns of our funds:
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we may create new funds in the future that reflect different investment strategies (including funds whose management fees represent a more significant proportion of the fees than has historically been the case), as well as a varied geographic and industry exposure as compared to our present funds, and any such new funds could have different returns from our existing or previous funds;

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the rates of returns of our funds reflect unrealized gains as of the applicable measurement date that may never be realized, which may adversely affect the ultimate value realized from those funds’ investments;

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our funds’ returns in some years benefited from investment opportunities and general market conditions that may not repeat themselves, our current or future investment funds might not be able to avail themselves of comparable investment opportunities or market conditions, and the circumstances under which our current or future funds may make future investments may differ significantly from those conditions prevailing in the past; and

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the rates of return reflect our historical cost structure, which may vary in the future due to various factors enumerated elsewhere in this prospectus and other factors beyond our control, including changes in laws.

The future internal rate of return for any current or future fund may vary considerably from the historical internal rate of return generated by any particular fund, or for our funds as a whole. In addition, future returns will be affected by the applicable risks described elsewhere in this prospectus, including risks of the industries and businesses in which a particular fund invests.
Our funds and our other investment vehicles are exposed to a concentration of investments, which can exacerbate volatility and investment risk.
In the pursuit of our investment strategy, our funds and our other investment vehicles accumulate significant positions in particular investments, typically investing the substantial majority of their capital in a limited number of core investments. Our investment strategy of concentrating investment positions can increase the volatility of investment results over time and may exacerbate the risk that a loss in any such position could have a material adverse impact on the NAV of the funds and other investment vehicles and, in turn, the management fees we receive from them. Although we may at times choose to do so, we are under no obligation to hedge positions to mitigate such risks. See “—Risk management activities may not be successful and, in some cases, may negatively impact our business and the returns on our funds’ investments.” Such volatility and investment risk could have a material adverse effect on our business, financial condition and results of operations.
The funds’ and other investment vehicles’ investment strategy may not be successful, which would negatively affect us.
Investments are exposed to the risk of the loss of capital. The business of the funds and other investment vehicles is to invest in securities utilizing an investment strategy that may involve substantial risks. The prices of the funds’ and other investment vehicles’ respective investments are volatile and market movements are difficult to predict. No guarantee or representation is made that their investment strategy will be successful. In addition, the funds may utilize such investment techniques as concentration of investments, forward transactions, foreign currency transactions, uncovered option transactions, securities lending, short sales, investments in non-marketable securities and futures and options on futures transactions, among others, which could under certain circumstances magnify the impact of any adverse market or investment developments.
There can be no assurance that the securities purchased or investments made by the funds and our other investment vehicles will increase in value or that the funds and our other investment vehicles will not incur significant losses. Such investment risk could have a material adverse effect on our business, financial condition and results of operations.
We may fail to identify suitable investment opportunities.
The funds’ and our other investment vehicles’ investment strategy depends on our ability to successfully identify attractive investment opportunities. Any failure to identify and make appropriate investment opportunities would increase the amount of the funds’ assets invested in cash or cash equivalents and, as a result, may reduce their rates of return. Our funds face competition for investments from, for example, public and private investment funds, strategic buyers and/or investment banks. Many of these competitors may be substantially larger and have greater financial resources than are available to our funds. There can be no assurance that we will be able to identify and make investments for our funds and our other investment vehicles that are consistent with our investment objectives or generate attractive returns for investors in our funds and our other investment vehicles, or that our funds will not be significantly affected by competitive pressures for investment opportunities, which could in turn have a material adverse effect on our business, financial condition and results of operations.
The due diligence we perform before the funds and our other investment vehicles make an investment may not reveal all relevant facts in connection with such investment.
When assessing an investment opportunity, we have relied and will continue to rely on resources that may provide limited or incomplete information. In some cases, whether or not known to us at the time, such resources may not be sufficient, accurate, complete or reliable. In particular, we have relied and will continue to rely on publicly available information and data filed with various government regulators. Although we have evaluated and will continue to evaluate information and data as we deemed or deem appropriate, and have sought and will continue to seek independent corroboration when reasonably available, we have not and may choose not to evaluate all publicly available information and data with respect to any investment and have often not been and will often not be in a position to confirm the completeness, genuineness or accuracy of the information and data that we did or will evaluate.
In addition, when assessing an investment opportunity for the funds and our other investment vehicles, our investment analyses and decisions may be undertaken on an expedited basis in order to take advantage of what we perceive to be short-lived investment opportunities. In such cases, the available information at the time of an investment decision may be limited, inaccurate and/or incomplete.
As a result, there can be no assurance that due diligence investigations we carry out will reveal or highlight all relevant facts (including fraud) or risks that may be necessary or helpful in evaluating investment opportunities or foresee future developments that could have a material adverse effect on an investment. Any failure to identify relevant facts may result in inappropriate investment decisions, which may have a material adverse effect on the value of the investments of the funds and our other investment vehicles, which in turn may have a material adverse effect on our business, financial condition and results of operations.

Our funds and our other investment vehicles generally make investments in companies that we do not control, exposing us to the risk of decisions made by others with whom we may not agree.
Our funds and our other investment vehicles generally make investments in companies that we do not control. As a result, these investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions contrary to our expectations or with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests. If any of the foregoing were to occur with respect to one or more significant investments, the values of such investments by our funds and our other investment vehicles could decrease and our business, financial condition and results of operations could suffer as a result.
Risk management activities may not be successful and, in some cases, may negatively impact our business and the returns on our funds’ investments.
When managing exposure to market risks, our funds may from time to time use futures and forward contracts, options, interest rate swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments (over the counter (“OTC”) and otherwise) to limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates, currency exchange rates and commodity prices. The use of derivative financial instruments and other risk management strategies may not be properly designed to hedge, manage or otherwise reduce the risks we have identified. In addition, we may not be able to identify, or may not have fully identified, all applicable material market risks to which we are exposed. Our funds may also choose not to hedge, in whole or in part, any of the risks that have been identified. The scope of risk management activities undertaken by us varies based on the level and volatility of interest rates, the prevailing foreign currency exchange rates, the types of investments that are made and other changing market conditions. We do not seek to hedge our exposure in all currencies or all investments, which means that our exposure to certain market risks are not limited. The use of hedging transactions and other derivative instruments to reduce the effects of a decline in the value of a position does not eliminate the possibility of fluctuations in the value of the position or prevent losses if the value of the position declines. Moreover, it may not be possible to limit the exposure to a market development that is so generally anticipated that a hedging or other derivative transaction cannot be entered into at an acceptable price. Further, it may not be possible to fully or perfectly limit our exposure against all changes in the value of our and our funds’ investments because the value of investments is likely to fluctuate as a result of a number of factors, some of which will be beyond our control or ability to hedge. As such, our funds’ portfolios will always be exposed to certain risks that cannot be hedged.
In addition, the success of any hedging or other derivative transaction generally will depend on our ability to correctly predict market changes, the degree of correlation between price movements of a derivative instrument and the position being hedged, the creditworthiness of the counterparty and other factors, some of which may be beyond our ability to hedge. The degree of correlation between price movements of the instruments used in connection with hedging activities and price movements in a position being hedged may vary. For various reasons, we may not seek to establish, or be successful in establishing, a perfect correlation between the instruments used in hedging or other derivative transactions and the positions being hedged. An imperfect correlation could prevent us from achieving the intended result and give rise to a loss. As a result, while our funds may enter into such a transaction in order to reduce exposure to market risks, unintended market changes may result in poorer overall investment performance than if it had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.
Hedging arrangements themselves also may entail certain other risks. These arrangements may require the posting of cash collateral at a time when a fund has insufficient cash such that the posting of the cash is either impossible or requires the sale of assets at prices that do not reflect their underlying value. In addition, if our derivative counterparties or clearinghouses fail to meet their obligations with respect to the posting of cash collateral, our efforts to mitigate certain risks may be ineffective. Moreover, these hedging arrangements may generate significant transaction costs, including potential tax costs, that reduce the returns generated by a fund.
Finally, the regulation of derivatives and commodity interest transactions in the United States and other countries is a rapidly changing area of law and is subject to ongoing modification by governmental and judicial action. Newly instituted and amended regulations could significantly increase the cost of entering into derivative contracts (including through requirements to post collateral, which could negatively impact available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks, reduce our ability to restructure our existing derivative contracts and increase our exposure to less creditworthy counterparties. Furthermore, the CFTC may in the future require certain foreign exchange products to be subject to mandatory clearing, which could increase the cost of entering into currency hedges.
Our funds’ and other investment vehicles’ foreign investments may be subject to various risks, thus exposing us to risk.
Our funds and our other investment vehicles may invest in securities trading in markets less mature than those of the United States. Investing in these securities involves particular risks for our funds and our other investment vehicles, including:
•	political and economic risks, such as expropriation and nationalization, the potential difficulty of repatriating any investment returns and general social, political and economic instability;
•	potential lack of liquidity and greater price volatility, which may affect, among other things, the ability to exit a position;
•	difficulties in pricing securities;
•	defaults on foreign government securities;
•
the imposition of withholding or other taxes on interest, dividends or other distributions, payments on certain derivative instruments, capital gains, other income or gross sale or disposition proceeds;

•	fluctuations in the rate of exchange between currencies and costs associated with currency conversion or foreign exchange controls;
•	certain government policies that may restrict our investment opportunities;
•	lower quality accounting and financial reporting standards;
•	a less effective or less developed regulatory environment, including limited or no supervision and regulation of stock exchanges, brokers and the sales of securities;
•	differences in the legal and regulatory environment, including less developed or less comprehensive bankruptcy laws;
•	fewer investor protections and less stringent requirements relating to fiduciary duties;
•	difficulties in enforcing contractual obligations;
•	heightened exposure to corruption risk;
•	higher transaction costs of investing;
•	less publicly available information about companies;
•
absence of an independent judicial system and exposure to economic, political or nationalistic influences, resulting in difficulties in pursuing legal remedies or obtaining and enforcing judgments or in voting proxies and exercising stockholder rights; and

•	a less favorable environment for pursuing our investment strategy.
Our trading orders for our funds and our other investment vehicles may not be timely executed.
Our investment and trading strategies depend on our funds’ and other investment vehicles’ abilities to establish and maintain overall market positions in a combination of investments and financial instruments. Our funds’ and other investment vehicles’ trading orders may not be executed in a timely and efficient manner due to various circumstances, including, for example, trading volume surges, systems failures or human error attributable to us, our funds or other investment vehicles, counterparties, brokers, dealers, agents or other service providers. In such event, our funds and our other investment vehicles might only be able to acquire or dispose of some, but not all, of the components of such position, or if the overall position were to need adjustment, our funds and our other investment vehicles might not be able to make such adjustment. As a result, our funds and our other investment vehicles would not be able to achieve the desired market position, which may result in a loss. In addition, our funds and our other investment vehicles rely heavily on electronic execution systems (and may rely on new systems and technology in the future), and such systems may be subject to certain systemic limitations or mistakes, causing the interruption of trading orders made by our funds and our other investment vehicles. Losses resulting from delays in trade execution and settlement could have a material adverse effect on the performance of our funds and our other investment vehicles, which in turn could lead to lower management fees and, in some cases, may lead to lower performance fee revenue, causing a material adverse effect on our business, financial condition and results of operations.
We are reliant on third-party service providers for certain aspects of our business, and are subject to risks in using custodians, counterparties, administrators and other agents.
We are reliant on third-party service providers for certain investment services and technology platforms that facilitate the continued operation of our business, including but not limited to prime brokerage and cloud-based services. We generally have less control over the delivery of such third-party services, and as a result, may face disruptions to our ability to operate our business as a result of interruptions of such services. For example, a prolonged global failure of cloud services provided to us could result in cascading systems failures.
Many of our funds and our other investment vehicles depend on the services of custodians, counterparties, administrators and other agents, including to carry out certain securities and derivatives transactions and other administrative services. We are subject to risks of errors and mistakes made by these third parties, which may be attributed to us and subject us to reputational damage, penalties or losses. The terms of the contracts with these third-party service providers are often customized and complex, and many of these arrangements occur in markets or relate to products that are subject to limited or no regulatory oversight. We may be unsuccessful in seeking reimbursement or indemnification from these third-party service providers.
Our funds and our other investment vehicles are subject to the risk that the counterparty to one or more of these contracts defaults, either voluntarily or involuntarily, on its performance under the contract. Any such default may occur suddenly and without notice to us. Moreover, if a counterparty defaults, we may be unable to take action to cover our exposure, either because we lack contractual recourse or because market conditions make it difficult to take effective action. This inability could occur in times of market stress, which is when defaults are most likely to occur. In addition, we may not accurately anticipate the effects of market stress or counterparty financial condition, and as a result, we may not have taken sufficient action to reduce our risks effectively. Default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large participant could lead to significant liquidity problems for other participants, which may in turn expose us to significant losses.
In the event of a counterparty default, particularly a default by a major investment bank or a default by a counterparty to a significant number of our contracts, one or more of our funds or our other investment vehicles may have outstanding trades that they cannot settle or are delayed in settling. As a result, our funds and our other investment vehicles could incur material losses and the resulting market impact of a major counterparty default could harm our business, financial condition and results of operation.
In the event of the insolvency of a custodian, counterparty or any other party that is holding assets of our funds or our other investment vehicles as collateral, our funds and our other investment vehicles might not be able to recover equivalent assets in full as they will rank among the custodian’s or counterparty’s unsecured creditors in relation to the assets held as collateral. In addition, our funds’ and other investment vehicles’ cash held with a custodian or counterparty generally will not be segregated from the custodian’s or counterparty’s own cash, and our funds and our other investment vehicles may therefore rank as unsecured creditors in relation thereto.

Our funds and their investments are subject to numerous additional risks.
Our funds’ investments and investment strategies are subject to numerous additional risks, including the following:
•
Our funds may invest in risky instruments, such as swaps and certain options and other custom instruments, which are subject to the risk of non-performance by the swap counterparty, including risks relating to the creditworthiness of the swap counterparty, market risk, liquidity risk and operations risk; credit-default swaps, characterized by volatile pricing, potentially illiquid markets, difficulty in predicting triggering events and various other risks; and future contracts and forward contracts, which are subject to the risk of bank failure or non-performance;

•	Our funds may invest in risky investments, such as distressed securities or illiquid investments, and such investments may involve material risks;
•	New investment instruments are continually developing and investments in such investment instruments may involve material and as yet unanticipated risks;
•
Our funds may employ hedging, including dynamic hedging approaches which may ultimately fail to achieve the intended risk mitigation if the market experiences rapid changes in price, volatility, or liquidity;

•
While we typically pursue a long-term investment strategy, our funds may engage in short-selling, which could result in material losses due to the theoretical risk of an unlimited increase in the market price of a short sale of an investment instrument;

•
Our funds may be limited in their ability to engage in short-selling or other activities as a result of regulatory mandates which may limit our ability to engage in hedging activities and therefore impair our investment strategies;

•
Our funds may use margin leverage, which subjects the funds to changes in the value that broker-dealers ascribe to a given security or position, the amount of margin required to support such security or position, the borrowing rate to finance such security or position and/or such broker-dealers’ willingness to continue to provide any such credit to the funds;

•	Our funds may lend their own portfolio securities, which could cause the funds to experience losses or delays in the event of bankruptcy of the counterparty to the loan;
•
Our funds depend on their ability to access sufficient sources of debt financing at attractive rates to execute their leverage strategies, and there is no guarantee that they will be able to access sufficient debt or other financing at attractive rates or at all; and

•	Our funds may invest through their respective affiliates, in which case the funds’ investments may be subordinated to the claims of such affiliates’ creditors.
Given the priority we afford the interests of the investors in our funds and our other investment vehicles and our focus on achieving superior investment performance, we may reduce our fees or otherwise alter the terms under which we do business when we deem it in the best interest of our fund investors — even in circumstances where such actions might be contrary to the interests of our stockholders.
In pursuing the interests of the investors in our funds and our other investment vehicles, we may take actions that could reduce the profits we could otherwise realize in the short term. While we believe that our commitment to the investors in our funds and our other investment vehicles and our discipline in this regard is in the long-term interest of us and our stockholders, this approach may have an adverse impact on our short-term profitability, and there is no guarantee that it will be beneficial in the long term. We may voluntarily reduce management fee rates and terms for certain of our funds or other investment vehicles and/or certain investors in such funds or other investment vehicles, when we deem it appropriate, even when doing so may reduce our short-term revenue. For example, for eight consecutive quarters beginning in 2018, we reduced the management fees paid to us by certain of our funds to account for their litigation settlement-related expenses. As another example, certain investors in our private funds were not subject to any performance fees until such time as any losses incurred by them from a direct investment in certain of our other private funds were recovered. In addition, employees and affiliates of PSCM LP, or other individuals who have provided material assistance to PSCM LP, benefit from preferential fees.
The PSUS IPO will cause a material portion of our Fee-Paying AUM to consist of registered investment company assets.
The PSUS IPO will cause a material portion of our Fee-Paying AUM to consist of registered investment company assets. Neither we nor PSCM LP or any of our other affiliates has previously served as an investment adviser to an investment company registered under the 1940 Act. As a result, we will be addressing certain operational and compliance requirements of the 1940 Act for the first time in connection with the launch of PSUS. None of the other funds and accounts we currently manage prior to this offering are registered under the 1940 Act, unlike PSUS, and, therefore, none of them are subject to the investment, leverage and derivative restrictions, diversification requirements and other regulatory requirements imposed on registered investment companies by the 1940 Act and on regulated investment companies by the Code. If any of the other funds or accounts we manage had been registered under the 1940 Act and/or operated as regulated investment companies under the Code, their respective returns might have been lower and their ability to undertake certain transactions or investments may have been restricted. As a result, our future performance will depend on our ability to implement the operational and compliance-related requirements of the 1940 Act, while also successfully implementing our investment strategy within the investment and regulatory parameters applicable to registered investment companies under the 1940 Act. Any failure to do so may have a material adverse effect on the performance of PSUS, which in turn could lead to lower management fees causing a material adverse effect on our business, financial condition and results of operations.
Risks Related to Taxation
Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could adversely impact our effective tax rate and tax liability.
Our effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties, including state and local income tax laws and regulations. These laws, regulations and treaties are complex, and the manner in which they apply to us and our funds is sometimes open to interpretation. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Although management believes its application of current laws, regulations and treaties to be correct and sustainable upon examination by the tax authorities, the tax authorities (including the Internal Revenue Service (“IRS”), which has received additional funding under the Inflation Reduction Act of 2022 to bolster enforcement of the U.S. tax code) could challenge our interpretation, resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate.
In addition, past and future changes to tax laws and regulations, including to state and local tax laws and regulations, may have an adverse impact on us. For example, the Inflation Reduction Act imposes, among other things, a minimum “book” tax on certain large corporations and creates a new excise tax on net stock repurchases made by certain publicly traded corporations. These and other changes could materially change the amount and/or timing of taxes we could be required to pay and may increase tax-related regulatory and compliance costs.
Risks Related to this Offering and Ownership of Our Common Stock
No public market for our common stock currently exists, and an active trading market for our common stock may never develop or be sustained after this offering. Following this offering, our stock price may fluctuate significantly.
There currently is no public trading market for shares of our common stock. Following this offering, our common stock will be listed on the NYSE. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of our common stock at a price that is attractive to you, or at all.
We cannot predict the prices at which our common stock may trade after the offering. Prior to the opening trade, there will not be a price at which the underwriters initially sell shares of our common stock to the public. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by the underwriters from various broker-dealers. Consequently, upon listing on the NYSE, the public trading price of our common stock may be more volatile than where an initial public offering is conducted with a predetermined initial offering price and could decline significantly and rapidly from the opening price. As a result, we also cannot assure you that, following the offering, the combined trading prices of a PSUS Share and a share of our common stock will equal or exceed the public offering price of a PSUS Share in the PSUS IPO. A range of other factors, some of which may be beyond our control, may cause the market price of our common stock to fluctuate widely. See “—The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.” Low trading volume for our common stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of such factors on our stock price volatility.
We will not engage in, and have not and will not, directly or indirectly, request the underwriters to engage in, any special selling efforts or stabilization or price support activities in connection with any distribution of shares of our common stock made pursuant to this registration statement. However, in connection with the PSUS IPO, the underwriters may purchase and sell PSUS Shares in the open market, including over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the PSUS IPO, which may require corresponding purchases or sales by the underwriters of shares of our common stock in the open market. In other initial public offerings, including the PSUS IPO, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the trading price of shares of the subject securities.
Given that there will be no underwriters engaging in stabilizing transactions with respect to the trading of our common stock on the NYSE, there could be greater volatility in the public price of our common stock during the period immediately following the closing of this offering. Furthermore, stabilizing transactions by the underwriters with respect to the trading of the PSUS Shares on the NYSE, including over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the PSUS IPO, may require corresponding purchases or sales by the underwriters of shares of our common stock in the open market, and therefore stabilizing transactions with respect to the trading of PSUS Shares may affect the trading market for our common stock, including in potentially unexpected ways. Each of these factors contributes to the potential volatility in the price for our common stock following this offering.
ManagementCo controls us and its interests may conflict with ours or yours in the future.
Upon completion of this offering, ManagementCo, an entity directly or indirectly controlled by members of our senior management, will initially have voting power over    % of our outstanding common stock (or   % if the underwriters in the PSUS IPO exercise in full their option to purchase additional PSUS Shares as described in the accompanying PSUS Prospectus) and will also hold a Special Voting Share that has no economic rights and has voting power (which shall in no event be less than one vote) equal to that number of votes required, when taken together with the aggregate voting power of the shares of our common stock over which ManagementCo then has voting power, to give ManagementCo a majority of the aggregate voting power of the Special Voting Share and the then-outstanding shares of common stock. Because the shares of our common stock over which ManagementCo will initially have voting power will provide it with in excess of a simple majority of the voting power of the outstanding shares of our common stock, the Special Voting Share will initially provide only a single additional vote to ManagementCo. Even should the shares of our common stock over which ManagementCo has voting power decrease in the future below a simple majority of the voting power, the additional voting power provided to ManagementCo by the Special Voting Share means ManagementCo will still be able to significantly influence or effectively control the composition of our board of directors and the outcome of actions requiring stockholder approval through ManagementCo’s voting power. Accordingly, ManagementCo will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, ManagementCo will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock. See “Description of Capital Stock—Anti-Takeover Effects of Our Articles of Incorporation and Bylaws and Certain Provisions of Nevada Law—Voting Rights of ManagementCo.”
The disproportionate voting rights of ManagementCo will have the effect of concentrating voting control with ManagementCo, will limit or preclude your ability to influence corporate matters, may discourage or delay acquisition attempts for us that you might consider favorable and may have a potential adverse effect on the price of our common stock.
Following the Reorganization Transactions, ManagementCo will hold our single outstanding Special Voting Share. The Special Voting Share will have no economic rights and has voting power (which shall in no event be less than one vote) equal to that number of votes required, when taken together with the aggregate voting power of the shares of our common stock over which ManagementCo then has voting power, to give ManagementCo a majority of the aggregate voting power of the Special Voting Share and the then-outstanding shares of common stock. See “Description of Capital Stock—Preferred Stock—Special Voting Share.” Because the shares of our common stock over which ManagementCo will initially have voting power will provide it with in excess of a simple majority of the voting power of the outstanding shares of our common stock, the Special Voting Share initially provide only a single additional vote to ManagementCo. However, should the shares of our common stock over which ManagementCo has voting power decrease in the future below a simple majority of the voting power, the additional voting power provided to ManagementCo by the Special Voting Share would create a disparity between ManagementCo’s voting power and its economic interest in us, which disparity could be significant. ManagementCo will be able to control all matters submitted to our stockholders for approval, even if ManagementCo has voting power over less than 50% of the voting power of shares of our common stock. See “Description of Capital Stock—Anti-Takeover Effects of Our Articles of Incorporation and Bylaws and Certain Provisions of Nevada Law—Voting Rights of ManagementCo.”
Our common stockholders’ voting rights are further restricted by the provision in our articles of incorporation stating that if any person (other than ManagementCo) directly or indirectly controls shares of our common stock representing more than 24.9% of the aggregate total votes to which the outstanding shares of common stock and the Special Voting Share would otherwise entitle their holders, then the shares of common stock in excess of such percentage directly or indirectly controlled by such person will not be entitled to vote on any matter and will not be considered to be outstanding when sending notices of a meeting of stockholders to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our articles of incorporation. See “Description of Capital Stock—Common Stock” and “Description of Capital Stock—Anti-Takeover Effects of Our Articles of Incorporation and Bylaws and Certain Provisions of Nevada Law—Loss of Voting Rights.”
This concentration of control with ManagementCo and restriction on the voting rights of other holders of our common stock will limit or preclude the ability of other holders of our common stock to influence corporate matters for the foreseeable future, which, in turn increases the risk of divergent views over strategy or business combination and an increased risk of conflict or litigation caused by such divergent views. This concentrated control also could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. In addition, this concentrated control could discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-Takeover Effects of Our Articles of Incorporation and Bylaws and Certain Provisions of Nevada Law.”

Our share structure involving a Special Voting Share differs from a more typical multi-class capital structure.
Our share structure involving a Special Voting Share differs from a more typical multi-class capital structure. In a typical multi-class capital structure, the shares of a certain class may give its holder additional voting power that is in direct proportion to the number of shares held by such holder. Consequently, the disposition by such holder of a number of such shares would result in a proportionate decrease in such holder’s voting power. In contrast, the Special Voting Share will provide ManagementCo with voting power (which shall in no event be less than one vote) equal to that number of votes required, when taken together with the aggregate voting power of the shares of our common stock over which ManagementCo then has voting power, to give ManagementCo a majority of the aggregate voting power of the Special Voting Share and the then-outstanding shares of common stock. Because the shares of our common stock over which ManagementCo will initially have voting power will provide it with in excess of a simple majority of the voting power of the outstanding shares of our common stock, the Special Voting Share will initially provide only a single additional vote to ManagementCo. However, should the shares of our common stock over which ManagementCo has voting power decrease in the future below a simple majority of the voting power, the additional voting power provided to ManagementCo by the Special Voting Share would create a disparity between ManagementCo’s voting power and its economic interest in us, which disparity could be significant. ManagementCo will be able to control all matters submitted to our stockholders for approval, even if ManagementCo has voting power over less than 50% of the voting power of shares of our common stock. Accordingly, you should have no expectation of having the ability to influence the outcome of any matters that are subject to stockholder approval.
We cannot predict the impact our share structure may have on the trading price of our common stock.
We cannot predict whether our share structure will result in a lower or more volatile market price of our common stock, in adverse publicity or other adverse consequences. Certain index providers have in the past announced restrictions on including companies with multiple class share structures in certain of their indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make our common stock less attractive to other investors. As a result, the market price of our common stock could be materially adversely affected.
The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.
Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly.
In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We will be a “controlled company” within the meaning of the corporate governance standards of the NYSE and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.
After the completion of this offering, ManagementCo will continue to control a majority of the combined voting power of our capital stock entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:
•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;
•	are not required to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•
are not required to have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the exemptions from these corporate governance requirements, if we do rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:
•	the last day of the fiscal year during which our total annual revenue equals or exceeds $1.235 billion (subject to adjustment for inflation);
•	the last day of the fiscal year following the fifth anniversary of this offering;
•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or
•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.
We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
In addition, the JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies. When a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.
Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our per share trading price may be materially adversely affected and more volatile.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits, make it more difficult to run our business or divert management’s attention from our business.
As a public company, we will be required to commit significant resources and management time and attention to the requirements of being a public company, which will cause us to incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules implemented by the SEC and the NYSE, and compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems. In addition, we might not be successful in implementing these requirements. The expenses incurred by public companies generally for reporting (including the aforementioned increasingly prominent reporting requirements related to greenhouse gas emissions activity and climate-related financial risks) and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.
Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.
As a privately held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404. As a public company, we will have significant requirements for enhanced financial reporting and internal controls. We are an emerging growth company, and thus we are exempt from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act until such time as we no longer qualify as an emerging growth company. See also “—We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.” Regardless of whether we continue to qualify as an emerging growth company, we will still need to implement substantial internal control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable requirements.
The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Once we are no longer an “emerging growth company,” our auditors will be required to issue an attestation report on the effectiveness of our internal controls on an annual basis.
In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected, which may in turn result in sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.
We may not have sufficient funds to pay dividends or other distributions on our common stock.
Although we intend to pay dividends on our common stock to the extent that we have sufficient funds legally available for such purpose, the declaration, amount and payment of any future dividends or other distributions on shares of common stock will be at the sole discretion of our board of directors in accordance with applicable law and we may reduce or discontinue entirely the payment of such dividends or other distributions at any time. Our board of directors may take into account, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends or other distributions from funds we receive from our subsidiaries. In addition, our ability to pay dividends or other distributions may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. Therefore, we cannot assure you that you will receive any dividends or other distributions on your common stock. See “Dividend Policy.”
You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.
After this offering we will have     shares of common stock authorized but unissued. Our articles of incorporation will authorize us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Additionally, we have reserved an aggregate of     shares of common stock for issuance under our Omnibus Incentive Plan. Any common stock that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the initial investors in the PSUS IPO who receive shares of our common stock in this offering.
We may issue additional series of preferred stock whose terms could materially adversely affect the voting power or value of our common stock.
Upon the completion of this offering, ManagementCo will hold the Special Voting Share, a series of preferred stock, that has no economic rights and has voting power (which shall in no event be less than one vote) equal to that number of votes required, when taken together with the aggregate voting power of the shares of our common stock over which ManagementCo then has voting power, to give ManagementCo a majority of the aggregate voting power of the Special Voting Share and the then-outstanding shares of common stock. See “Description of Capital Stock—Preferred Stock—Special Voting Share.”
Our articles of incorporation will authorize us to issue, without the approval of our stockholders, one or more additional classes or series of preferred stock having such voting powers, designations, preferences, limitations, restrictions and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. See “Description of Capital Stock—Preferred Stock—Additional Series of Preferred Stock.” The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.
Substantial sales of our common stock following this offering could cause the market price of our common stock to decline.
The sale of substantial amounts of shares of our common stock in the public or private markets, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for you to sell shares of our common stock in the future at a time and at a price that you deem appropriate. Upon completion of this offering, we will have a total of     shares of our common stock outstanding. See “Summary—Reorganization Transactions” for more information.
All of the shares of our common stock delivered to the initial investors in the PSUS IPO in this offering will be freely tradable, without restriction or further registration under the Securities Act, by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act. See “Shares Eligible for Future Sale.” The initial investors in the PSUS IPO that receive shares of our common stock in this offering generally may sell those shares immediately in the public market. Although we have no actual knowledge of any plan or intention of any significant initial investor in the PSUS IPO to sell our common stock following the offering, it is likely that some of the initial investors in the PSUS IPO, possibly including significant investors, will sell their shares of our common stock. The sales of significant amounts of our common stock or the perception in the market that this will occur may decrease the market price of our common stock.
The shares of our common stock held by our pre-IPO owners and management, including our Founder, after this offering will be subject to certain restrictions on resale. We, our officers, directors and our pre-IPO owners, including our Founder and the Strategic Investors, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock held by them for 12 months following the date of this prospectus. The representatives of the underwriters may, in their sole discretion, release all or any portion of the shares of common stock subject to lock-up agreements at any time. See “Underwriting” and “Shares Eligible for Future Sale—Lock-Up Agreements and Registration Rights” for a description of these lock-up agreements. Possible sales of these shares in the market following the waiver or expiration of such agreements could exert downward pressure on our stock price.
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market subject, in the case of shares held by our affiliates, to the volume, manner of sale and other limitations under Rule 144. We expect that our Founder will continue to be considered an affiliate following the expiration of the lock-up period based on his expected share ownership. Certain other of our stockholders may also be considered affiliates at that time. However, as a result of the registration rights agreement, shares of our common stock held by our Founder, our named executive officers and certain other employees and the Strategic Investors may be eligible for future sale without complying with the conditions of Rule 144. See “Shares Eligible for Future Sale—Lock-Up Agreements and Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover     shares of our common stock. If equity securities are granted under the Omnibus Incentive Plan and it is perceived they will be sold in the public market, then the price of our common stock could decline.
In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of common stock. As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities or to use our common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.
Our articles of incorporation will designate the Eighth Judicial District Court of the State of Nevada or the federal district courts of the United States of America, as applicable, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or other employees.
Our articles of incorporation will provide that, unless we consent to the selection of an alternative forum, the Eighth Judicial District Court of the State of Nevada will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of the Company to the Company or our stockholders; (iii) any internal action (as defined in NRS 78.046), including any action arising under Nevada Revised Statutes (“NRS”) Chapter 78, our articles of incorporation, our bylaws, any agreement entered into pursuant to NRS 78.365 or as to which the NRS confers jurisdiction on the District Court of the State of Nevada; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.
Our articles of incorporation further will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including, in each case, the applicable rules and regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provision in our articles of incorporation. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with the Company or the Company’s directors, officers, other stockholders or employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our articles of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
MARKET AND INDUSTRY DATA
This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.
Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our investors, business organizations and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation.
Our internal data and estimates are based upon information obtained from business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources. Such information and estimates are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.” Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
We own or have the right to use the trademarks, service marks and trade names used in connection with our business. All trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

USE OF PROCEEDS
This offering will result in no proceeds to us. For the avoidance of doubt, 100% of the net proceeds of the PSUS IPO will be received by PSUS.

DIVIDEND POLICY
The declaration, amount and payment of any dividends or other distributions in the future will be made at the sole discretion of our board of directors in accordance with applicable law and we may reduce or discontinue entirely the payment of such dividends or other distributions at any time. Our board of directors may take into account, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends or other distributions from funds we receive from our subsidiaries. In addition, our ability to pay dividends or other distributions may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future.

CAPITALIZATION
The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2024:
•	on a historical basis; and
•	on a pro forma basis, giving effect to this offering and the other transactions described in “Summary—Reorganization Transactions” and “Unaudited Pro Forma Consolidated Financial Information.”
The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual number of PSUS Shares purchased in the PSUS IPO (including any PSUS Shares acquired by the underwriters in connection with the exercise of their option to purchase additional PSUS Shares as described in the accompanying PSUS Prospectus) and the specific number of shares of our common stock that we deliver for every 10 PSUS Shares purchased in the PSUS IPO. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Summary—Reorganization Transactions,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

December 31, 2024
	Pershing Square Holdco, L.P. Actual	Unaudited Pershing Square Inc. Pro Forma
(in thousands, except per share amounts)
Cash and cash equivalents	$	$
Partners’ capital controlling interests		—
Common stock, par value $0.001 per share; shares authorized and shares issued and outstanding on an actual basis; shares authorized and shares issued and outstanding on a pro forma basis	—
Special Voting Share, par value $0.001 per share; no shares authorized and no shares issued and outstanding on an actual basis; and one share authorized and one share issued and outstanding on a pro forma basis	—
Non-controlling interests(1)
Additional paid-in capital
Total equity
Total capitalization	$	$

(1)	Amount relates to consolidated VIEs for which we do not have any direct equity interests.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma condensed consolidated financial information gives pro forma effect to the transactions described in “Summary—Reorganization Transactions” and the concurrent consummation of this offering and the PSUS IPO (collectively, the “Transactions”) as though they had occurred as of the dates specified in accordance with Article 11 of the SEC’s Regulation S-X, as amended.
The unaudited pro forma condensed consolidated financial information has been derived from the historical consolidated financial statements included elsewhere in this prospectus. The pro forma adjustments to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2024 assumes that the Transactions occurred on January 1, 2024. The pro forma adjustments to the unaudited pro forma condensed consolidated statement of financial condition as of December 31, 2024 assumes that the Transactions occurred on December 31, 2024.
The unaudited pro forma condensed consolidated financial information is based upon available information and assumptions that we believe are reasonable and supportable. The unaudited pro forma condensed consolidated financial information is for illustrative and informational purposes only and is not necessarily indicative of the results of operations or financial position of the Company that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future consolidated results of operations or financial condition of the Company. Further, pro forma adjustments represent management’s best estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available.
Transaction accounting adjustments include the following:
•	The effect of the Holdco Reorganization, including the impact of the VCA, for the period prior to May 31, 2024;
•	The effect of the “Offering Transactions” including:
○
The effect of our anticipated capital structure following this offering and related transactions, including (1) the conversion of Pershing Square Holdco, L.P. into a Nevada corporation pursuant to a statutory conversion and (2) the delivery by us of shares of our common stock in this offering to each initial investor in the PSUS IPO, for no additional consideration;

○	The effect of our anticipated termination of the VCA in connection with the Corporate Conversion prior to this offering and the issuance by PSCM LP of profits interests to VariableCo;
○	The one-time expenses associated with this offering and related transactions; and
○	The effect of the consummation of the PSUS IPO, as described in further detail below.
We have not made any pro forma adjustments relating to any incremental reporting, compliance, or investor relations costs that we may incur as a public company, as estimates of such expenses are not determinable.
The unaudited pro forma condensed consolidated financial information should be read together with “Summary—Reorganization Transactions,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions” and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2024

(in thousands)	Historical	Holdco Reorganization Adjustments		As Adjusted Before Offering Transactions	Offering Transactions Adjustments		Pershing Square Inc. Pro Forma
Revenue	$	$			$		$
Performance fees(1)						(1f)
Management fees						(1d)
Total revenue
Expenses
Profit-sharing partner compensation(1)			(1h)			(1g) (1f)
Affiliates fee rebate						(1a)
General and administrative expense						(1i)
Employee compensation and benefits
Depreciation and amortization expense
Total expenses
Operating income
Gain(loss) allocated from Pershing Square, L.P.(1)
Interest expense, net
Other income (expense)
Gain on lease modification
Gain on unvested compensation(1)
Total other income (expense)
Net income before taxes
Income tax expense						(1b) (1c)

Net income
Less: Net income (loss) attributable to non-controlling interest
Net income attributable to Pershing Square Inc.

Basic and diluted weighted average shares outstanding							(1e)
Basic and diluted earnings per share							(1e)

(1)
Includes amounts attributable to consolidated VIEs for which the Pershing Square Holdco, L.P., Pershing Square Capital Management, L.P. or Pershing Square, Inc., following the offering, does not have any direct equity interests.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition
As of December 31, 2024

(in thousands)	Historical	Offering Transactions Adjustments		Pershing Square Inc. Pro Forma
Assets:
Cash and cash equivalents	$		$(2a) (2b)	$
Restricted cash
Performance fees receivable
Due from affiliates
Investment in Pershing Square, L.P., at fair value
Investment in PSUS, at fair value			(2b)
Lease right-of-use assets
Deferred sublease incentive
Prepaid expenses
Fixed assets and leasehold improvements, net of accumulated depreciation
Other assets
Total Assets

Liabilities:
Accrued compensation and benefits
Affiliates fee rebate and payable
Capital distributions payable
Taxes payable
Accounts payable
Loans payable
Operating lease liabilities
Total Liabilities

Commitments and Contingencies

Equity
Partners’ capital			(2c)
Common stock			(2d)
Special voting stock
Non-controlling interest in consolidated variable interest entities
Retained earnings			(2a) (2c)
Additional paid-in capital
Total Equity
Total Liabilities and Equity

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information
The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2024, and the unaudited pro forma condensed consolidated statement of financial condition as of December 31, 2024 include the following adjustments:
1.	Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations
The adjustments to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2024 are as follows:
(a)
Affiliates fee rebate – Reflects the adjustment to eliminate the affiliates fee rebate for PSH. We historically rebated management and performance fees attributable to shares of PSH held by our employees and their affiliates. Following the Holdco Reorganization, we ceased to provide these rebates, which were continued instead by PS Partner Group and VariableCo. Following this offering, PS Partner Group and VariableCo will no longer rebate the fees of employees invested in PSH.

(b)	Income tax expense – Reflects the tax effects of the transaction accounting adjustments at the statutory income tax rates.
(c)
Income tax expense – Prior to the effectiveness of the registration statement of which this prospectus forms a part, as part of the Reorganization Transactions, Pershing Square Holdco, L.P. will convert into a Nevada corporation by means of a statutory conversion and change its name to Pershing Square Inc. Reflects the pro forma tax impact assuming Pershing Square Holdco, L.P. was subject to federal tax for the period presented.

(d)
Management fees – This offering is conditioned upon the consummation of the PSUS IPO. As described in “Business—The Funds—Pershing Square USA, Ltd.” and the accompanying PSUS Prospectus, pursuant to the investment management agreement between PSUS and PSCM LP, as investment manager, PSCM LP will be paid a quarterly management fee equal to 0.5% (2.0% on an annual basis) of the net asset value of PSUS, payable in advance at the beginning of each quarter. Represents the adjustment to reflect the management fees PSCM LP would have earned from PSUS assuming PSUS had fee-paying capital for the period presented in an amount equal to an assumed aggregate offering size in the PSUS IPO of $   . See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—PSUS IPO.”

(e)	Represents the pro forma basic and diluted earnings (loss) per share calculated after giving effect to the shares of our common stock delivered in this offering.
(f)
Performance fees – As described in “Business—Advisory Fees and Compensation—PSH—Performance Fee,” pursuant to the investment management agreement between PSH and PSCM LP, as investment manager, the performance fee PSCM LP is paid by PSH is reduced by the “potential reduction amount,” consisting of (a) 20% of any performance fees earned from non-PSH funds, including PSLP and PSINTL, and (b) 20% of any management fees earned from certain future non-PSH funds that do not have performance fees, which will include PSUS following the consummation of the PSUS IPO. This offering is conditioned upon the consummation of the PSUS IPO. Represents the adjustment to reflect the reduction in the performance fees PSCM LP would have received from PSH by 20% of the management fees PSCM LP would have earned from PSUS assuming an aggregate offering size in the PSUS IPO of $   .

(g)
Profit-sharing partner compensation – In connection with this offering, the LTIP will be amended and replaced in part by the Management Incentive Plan to continue to align our employees with our long-term investment horizon. Represents the adjustment to reflect the expense associated with (i) the vesting of interests subject to the Management Incentive Plan in connection with this offering and (ii) the unvested interests subject to the Management Incentive Plan which vest on a 10-year vesting schedule.

(h)
Profit-sharing partner compensation – Historically, we have accounted for certain capital distributions as compensation. As a result of the VCA and the Variable Profits Interest (as defined below), such amounts will be treated as expense under Financial Accounting Standards Board

(“FASB”) Accounting Standards Codification 710 Compensation-General. In connection with the Transactions, the VCA will be terminated and PSCM LP will issue a profits interest (“Variable Profits Interest”) to VariableCo in place of the VCA. The terms of the Variable Profits Interest will generally replicate the allocation of performance fee revenue (and other offsettable fees) between us and VariableCo in the same manner as currently contemplated by the VCA. See “Executive Compensation—Subsequent Changes to Compensation Arrangements—Variable Compensation Agreement” and “Executive Compensation—Compensation Arrangements To Be Adopted in Connection With This Offering—Variable Compensation Agreement and Variable Profits Interest.”
(i)	General and administrative expense – Reflects estimated transaction costs not reflected in the historical period in the amount of $ .
2.	Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition
The adjustments to the unaudited pro forma condensed consolidated statement of financial condition as of December 31, 2024 are as follows:
(a)
Cash and cash equivalents – Reflects the adjustment related to estimated unpaid offering costs of $   from this offering based on the assumed offering size of the PSUS IPO described in note 1(d) above with a corresponding decrease to retained earnings. We may incur additional costs through the completion of this offering which we expect to be settled in cash.

(b)
Cash and cash equivalents – Reflects the adjustment related to our Anchor Investment as described in “Business—The Funds—Pershing Square USA, Ltd.” We intend to invest $450 million in the PSUS IPO alongside other stockholders and an additional $50 million in a private placement of preferred shares to be issued by PSUS in connection with and upon completion of the PSUS IPO.

(c)	Partners’ capital – Reflects the adjustment related to the transactions described under “Summary—Reorganization Transactions.”
(d)
Common stock – Reflects    shares of our common stock outstanding after giving effect to the Corporate Conversion. As described elsewhere in this prospectus, the issuance of shares of our common stock to the initial investors in the PSUS IPO will be accompanied by a contribution to us of an equal number of shares of our common stock by PS Partner Group. Accordingly, this offering will not result in any change in the total number of our shares of common stock outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with the “Summary Historical and Pro Forma Consolidated Financial Information,” “Unaudited Pro Forma Consolidated Financial Information” and the financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Forward-Looking Statements” and “Risk Factors.”
Business Overview
We are a leading alternative asset manager with approximately $17.9 billion in total AUM and $13.3 billion in Fee-Paying AUM, of which 91% is permanent capital, in each case as of December 31, 2023. We believe our business model is simple and highly scalable. We employ a disciplined, research-intensive approach to fundamental value investing to preserve and grow our permanent capital at high rates of return using a set of core investment principles and opportunistic asymmetric hedges. We complement our organic growth from time to time with the launch of new funds and vehicles that leverage our core competencies to create large ‘overnight’ increases in our capital base without the requirement for significant new investment in personnel, infrastructure, and operating costs. We believe that we have a distinctive business approach as compared to other alternative asset managers and are well positioned to continue to compound our permanent capital at high rates of return, while opportunistically exploring new funds and vehicles that leverage our core competencies.
We conduct our business and generate substantially all of our revenues primarily in the United States through one operating and reportable segment. Our single reportable segment reflects the allocation of our resources, operational decision-making and assessment of our financial performance by our chief operating decision maker using a consolidated, “one-firm approach,” with a single expense pool.
Trends Affecting Our Business
We benefit from AUM that principally consists of “permanent capital” defined as capital that is not subject to withdrawal or redemption at the election of the fund investor or stockholder. Our organic AUM growth relies primarily on compounding our permanent capital at high rates of return. As a result, unlike alternative asset managers who rely in large part on frequent fundraising to replace capital from traditional fixed-term drawdown funds and/or open-ended funds, our results are less sensitive to the fundraising environment from period to period, and we do not require the headcount and other costs required of a large fundraising operation enabling us to achieve greater operating leverage. Our permanent capital also enables us to invest with a long-term ownership horizon because we are not beholden to short-term investor capital flows.
We generate substantially all of our revenue from management fees and performance fees. In connection with the Strategic Investment, we implemented an arrangement for the allocation of performance fee revenue pursuant to which we are entitled to receive the Performance Fee Preference, which is paid out of realized performance fees. We believe this arrangement results in recurring revenue that is less volatile and more predictable than conventional performance fee arrangements, with the result that effectively 100% of our earnings are stable, recurring fee-related earnings.
Because the management fees we earn are a function of the Net Asset Value of our funds and the Preferred Performance Fees we receive depend on appreciation in Net Asset Value above a fund’s high water mark, our results are materially impacted by the performance of our funds. Our results and fund performance, in turn, may be influenced by the following factors:
•
Macroeconomic Factors. Changes in commodity and retail price inflation, the interest rate environment, consumer demand levels, and other market, economic and geopolitical conditions in the United States and, to an extent, the rest of the world can materially affect the value of our funds’ investments. We believe our disciplined investment philosophy, which focuses on seeking investments that are not materially negatively affected by extrinsic factors that we cannot control (i.e., factors that are not inherent to the business itself), has historically contributed to the stability of our performance throughout market cycles. We also look for opportunities to benefit from macroeconomic trends where we have variant views from the public market consensus through our asymmetric hedging strategy, which we believe has been a substantial contributor to our long-term performance.
•
Market Dynamics. In recent years, there has been significant equity market and single-name stock price volatility driven in part by the outsized impact of trading activity by short-term, highly leveraged investors and investor reactions to even small surprises in macroeconomic data. We view such volatility as beneficial to fundamental value investors with permanent capital because it can create attractive buying opportunities coupled with a high degree of liquidity.

•
Commitment to Fund Investors. Our fund investors come first. While we believe that our commitment to our fund investors is in the long-term interest of our business and our common stockholders, in prioritizing our fund investors we may take actions that could reduce our profits in the short-term. For example, in February 2024, we amended the investment management agreement between PSH and PSCM LP to provide for a fee offset arrangement that reduces the performance fees we receive from PSH as a function of the fees we receive from other funds we manage, including PSUS. For more information, please see “—Key Components of our Results of Operations—Income—Performance Fees.”

•
New Funds and Vehicles. In addition to continuing to compound our permanent capital at high rates of return, our growth strategy includes launching new funds or vehicles from time to time. Such opportunistic inorganic AUM growth will continue to be impacted by fundamental asset management trends that include (i) the shifting asset allocation preferences of individual investors and (ii) participation rates by retail investors in public equity markets. Our track record of innovation and large retail following reflect our focus on delivering new funds and vehicles that are responsive to evolving investor demands.

PSUS IPO
This offering is conditioned upon the consummation of the PSUS IPO. As reflected in “Unaudited Pro Forma Consolidated Financial Information”, we currently expect to raise $    in the PSUS IPO. We do not expect to incur material incremental recurring general and administrative expense as a result of raising PSUS, although we will incur one-time transaction costs. We have agreed to make a $500 million investment in PSUS comprising (i) $450 million of common shares of beneficial interest in the PSUS IPO and (ii) $50 million of preferred shares to be issued by PSUS in a private placement in connection with and upon completion of the PSUS IPO. See “Business—The Funds—Pershing Square USA, Ltd.” for more information. As investment manager, PSCM LP will provide management services to PSUS and earn a quarterly management fee equal to 0.5% (2.0% on an annual basis) of the NAV of PSUS, payable in advance at the beginning of each quarter. We are not entitled to any type of performance fee or incentive allocation from PSUS. We currently expect to deliver to each initial investor in the PSUS IPO, for no additional consideration, between     and     shares of our common stock for every 10 PSUS Shares purchased in the PSUS IPO, including any PSUS Shares acquired by the underwriters in the PSUS IPO in connection with the exercise of their option to purchase additional PSUS Shares. See “Unaudited Pro Forma Consolidated Financial Information” for more information.
Holdco Reorganization
In connection with the Strategic Investment, effective as of May 31, 2024, PSCM LP completed an internal reorganization of its ownership structure (the “Holdco Reorganization”) pursuant to which Pershing Square Holdco, L.P., a Delaware limited partnership formed for purposes of the Holdco Reorganization, became the indirect, sole owner of PSCM LP. As a result of the Holdco Reorganization, our employees and other owners who previously held interests directly in PSCM LP now hold their interests through Pershing Square Partner Group, LLC, a Delaware limited liability company (“PS Partner Group”), which prior to this offering owns approximately 90% of the issued and outstanding limited partnership interests in Pershing Square Holdco, L.P. In addition, such employees and other owners also hold interests in PS VariableCo, LLC, a Delaware limited liability company (“VariableCo”), which entered into the Variable Compensation Agreement, dated as of May 31, 2024 (the “VCA”), with Pershing Square Holdco, L.P. and PSCM LP. For further discussion of the VCA and its contemplated termination and replacement in connection with this offering, see “Executive

Compensation—Subsequent Changes to Compensation Arrangements—Variable Compensation Agreement” and “Executive Compensation—Compensation Arrangements To Be Adopted in Connection With This Offering—Variable Compensation Agreement and Variable Profits Interest.”
Corporate Conversion
We have historically been treated as a partnership for U.S. tax purposes and have not been subject to U.S. federal income taxes, although PSCM LP is subject to certain state and local taxes as discussed in Note 2, “Significant Accounting Policies—Income Taxes” of the audited consolidated financial statements included elsewhere in this prospectus. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Pershing Square Holdco, L.P. will convert into a Nevada corporation by means of a statutory conversion and change its name to Pershing Square Inc. We refer to this conversion throughout this prospectus as the “Corporate Conversion.” See “Summary—Reorganization Transactions—Corporate Conversion” for more information on the Corporate Conversion. Accordingly, following this offering, we will be taxed as a corporation for U.S. federal and state income tax purposes and, as a result, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any taxable income generated by us. For further discussion of the tax impact of the Corporate Conversion, see “Unaudited Pro Forma Consolidated Financial Information.”
Basis of Accounting
Pershing Square Holdco, L.P. is considered our predecessor for accounting purposes for periods following the HoldCo Reorganization but prior to the Corporate Conversion. PSCM LP is considered Pershing Square Holdco, L.P’s predecessor for accounting purposes for periods prior to the HoldCo Reorganization.
The HoldCo Reorganization was accounted for as a recapitalization. Pershing Square Holdco, L.P. was formed for the sole purpose of effectuating the HoldCo Reorganization and had no assets, liabilities or operating results prior to the HoldCo Reorganization, which did not result in any changes in the underlying business or operations of the Company. As a result, no changes have been made to the PSCM LP historical information and financial results for periods prior to the Holdco Reorganization.
Key Components of Our Results of Operations
Income
We generate substantially all of our revenue from management fees and performance fees under the terms of the investment management agreements with the funds we manage.
Management Fees
Management fees consist of fees earned by PSCM LP for providing management and administrative services to our funds and other investment vehicles. PSCM LP acts as an investment manager providing management and administrative services to PSH, our private funds and other investment vehicles and, following this offering and the concurrent PSUS IPO, PSUS, in accordance with each of their investment management agreements. As compensation for such services to PSH and our private funds, PSCM LP receives a quarterly management fee equal to 0.375% (1.5% on an annual basis) of the Net Asset Value, before any accrued performance fees or allocation, (i) with respect to PSH, of its fee-paying shares, (ii) with respect to PSLP, of the capital accounts relating to each of its fee-paying limited partners, and (iii) with respect to PSINTL, of each series of its fee-paying shares of PSINTL. As compensation for such services to PSVII, PSCM LP receives a quarterly management fee equal to 0.0625% (0.25% on an annual basis) of the balance of each fee-paying capital account of PSVII. Following this offering and the concurrent PSUS IPO, PSCM LP will also receive a quarterly management fee from PSUS equal to 0.5% (2.0% on an annual basis) of the Net Asset Value of PSUS. Management fees are recognized over the period during which the related services are performed. See “Business—The Funds—Advisory Fees and Compensation.”
Management fees are generally calculated and paid to us quarterly in advance, based on the amount of fee-paying assets at the beginning of the quarter. Management fees are prorated for capital contributions in our private funds received during the quarter. Accordingly, changes in our management fee revenue from quarter to quarter are driven by changes in the quarterly balances of fee-paying assets and the relative magnitude and timing of contributions and withdrawals in a given quarter.

Performance Fees
Performance fees consist of fees and allocations earned by PSCM LP, as investment manager, from certain of our funds and other investment vehicles generally based on the net income of such funds above a high water mark. We recognize performance fees from PSH on a “net” basis giving effect to the fee offset arrangement as described below.
Performance fees or allocation, if earned, are payable upon the occurrence of crystallization events, which include, but are not limited to, December 31 of each year, withdrawals from our private funds and PSH’s payment of a dividend. Any crystallized or accrued performance fees for PSINTL and PSH earned during the year and outstanding at year-end are reported within performance fees receivable.
Pursuant to the investment management agreement between PSH and PSCM LP, the annual performance fee PSCM LP earns from PSH is offset by (i) 20% of any performance fees and allocation earned by us and our affiliates for the same period from certain non-PSH funds (currently including PSLP and PSINTL) managed by us or any of our affiliates and (ii) 20% of any management fees earned from certain non-PSH funds (currently none but following the PSUS IPO, PSUS) that do not have performance fees or allocations as part of their terms. We refer to this arrangement as the “fee offset arrangement.” In the event the offsetting fees in respect of a previous calculation period were not fully utilized in reducing the PSH performance fee for that period, the amount not utilized is carried forward. See “Business—The Funds—Advisory Fees and Compensation—PSH—Performance Fee” for more information.
We consolidate the results of Pershing Square GP, LLC (“PSGP”), which earns a performance allocation from PSLP, and PSVII GP, which earns a performance allocation from PSVII. However, because we do not have any direct equity interests in PSGP or PSVII GP, 100% of these performance allocations are reflected in non-controlling interest on our consolidated statements of operations. See “—Net Income (Loss) Attributable to Non-Controlling Interest” for more information. A portion of the performance allocation PSGP receives from PSLP is available to offset the performance fee payable by PSH pursuant to the fee offset arrangement described above.
Allocation of Performance Fee Revenue
In periods following the Holdco Reorganization, our consolidated statements of operations data will reflect an arrangement for the allocation of performance fee revenue pursuant to the Variable Compensation Agreement (the “VCA”) that we entered into in connection with the Strategic Investment.
The VCA has two primary purposes: (1) to provide the company with a preferred return-like entitlement vis-à-vis performance fees received by our principal operating subsidiary, PSCM LP and (2) to provide an important source of compensation for certain of our personnel, including most of our investment professionals, consistent with our historical practice of tying a significant portion of the compensation earned by such personnel, including our named executive officers, directly to the performance of the funds we manage. In furtherance of these purposes, the VCA provides for the following:
•
we are entitled to receive from PSCM LP (directly or indirectly): (i) 100% of management fees earned from all funds we manage, minus any “offsettable management fees” which with respect to any fund (currently none but will include PSUS upon the completion of the concurrent PSUS IPO) refers to the portion of its management fees that are available to offset performance fees payable by PSH; and (ii) the following amounts with respect to certain funds we manage (the entitlement to such amount, our “Performance Fee Preference” with respect to the applicable fund): (a) with respect to PSH, an amount equal to the 16% performance fee that would have been earned if PSH had experienced a “net of management fee” return of 5% per annum above its high water mark; and (b) with respect to certain other funds subject to the VCA (currently only PSINTL), an amount equal to the applicable performance fee that would have been earned if such fund had experienced a “net of management fee” return of 5% per annum above its high water mark minus any “offsettable performance fees” which with respect to such fund refers to the portion of such performance fee that would offset performance fees payable by PSH; and

•
VariableCo is entitled to receive from PSCM LP the following amounts, in each case solely to the extent such amount exceeds our entitlement to the applicable Performance Fee Preference (the “Subordinated Performance Fees”): (i) with respect to PSH, all performance fees received from PSH, inclusive of any portion of offsetable management fees (currently none but will include PSUS’s management fees upon the completion of the concurrent PSUS IPO) and offsettable performance fees (currently only PSINTL’s) received from certain other funds subject to the VCA that would offset performance fees payable by PSH; and (ii) with respect to certain other funds subject to the VCA (currently only PSINTL), all performance fees received from such fund, exclusive of any offsettable performance fees that would offset performance fees payable by PSH.
The calculation of our Performance Fee Preference for any fund is not dependent on the actual amount of performance fees earned from such fund. However, the amount actually distributed to us from PSCM LP in respect of the Performance Fee Preference (the payment of such amount, the “Preferred Performance Fees”) will be limited by the performance fees (and applicable offsetting fees) that PSCM LP actually receives from the applicable fund. In the case of PSH, PSCM LP’s performance fees are subject to a fee offset arrangement, as described above, that reduces the amount of performance fees paid by PSH based on management fees and performance fees earned from certain other funds, and a portion of such offsetting fees will be made available by PSCM LP to pay the Preferred Performance Fees with respect to PSH or will be paid to VariableCo as Subordinated Performance Fees in case of any applicable excess above the payment of the Preferred Performance Fees with respect to PSH. Any portion of our Performance Fee Preference with respect to a fund that is not paid in a given period will cumulate to the next period’s Preferred Performance Fees until paid.
The table below presents the allocation of realized performance fees and offsettable performance fees as between us and VariableCo that would have been required by the VCA using our actual results for the periods presented. This table has not been prepared in accordance with Article 11 of Regulation S-X and is presented for illustrative purposes only to facilitate an understanding of how the VCA operates.

Pershing Square Holdings, Ltd.
(in millions)	2020	2021	2022	2023	2024	2024 (Adjusted)(10)
Performance Benchmark(1)	$5,198.3	$9,052.5	$10,935.8	$10,524.0	$	$	[A]

Performance Fee Preference(2)	41.6	72.4	87.5	84.2			[B] = [A] * 16% * 5%
As % of Performance Benchmark	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%

Realized PSH Performance Fees(3)	665.6	453.2	—	306.2			[C]
Plus: Offsettable Performance Fees(4)	16.0	3.6	—	2.1			[D]
Plus: Offsettable Management Fees(5)	—	—	—	—			[E]
PSH Preferred Performance Fee Payment Basket(6)	681.6	456.9	—	308.2			[F] = [C] + [D] + [E]

Preferred Performance Fees(7)	$41.6	$72.4	$—	$171.7	$	$	[G] = MIN ([B] + Prior Year [I], [F])
Subordinated Performance Fees(8)	$640.0	$384.5	$—	$136.5	$	$	[H] = [F] - [G]

Performance Fee Preference Carryforward(9)	$—	$—	$87.5	$—	$	$	[I] = MAX ([B] + Prior Year [I] - [G], 0)

Pershing Square International, Ltd.
(in millions)	2020	2021	2022	2023	2024	2024 (Adjusted)(10)
Performance Benchmark(1)	$593.2	$391.8	$389.9	$361.9	$	$	[A]

Performance Fee Preference(2)	4.7	3.1	3.1	2.9			[B] = [A] * 20% * 80% * 5%
As % of Performance Benchmark	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%

Realized PSINTL Performance Fees(3)	79.9	18.2	—	10.3			[C]
Less: Offsettable Performance Fees(4)	(16.0)	(3.6)	—	(2.1)			[D]=[C]*20%
PSINTL Preferred Performance Fee Payment Basket(6)	63.9	14.5	—	8.3			[F] = [C] + [D]

Preferred Performance Fees(7)	$4.7	$3.1	$—	$6.0	$	$	[G] = MIN ([B] + Prior Year [I], [F])
Subordinated Performance Fees(8)	$59.2	$11.4	$—	$2.3	$	$	[H] = [F] - [G]

Performance Fee Preference Carryforward(9)	$—	$—	$3.1	$—	$	$	[I] = MAX ([B] + Prior Year [I] - [G], 0)

(1)
“Performance Benchmark” refers to an amount equal to the aggregate high water mark of all performance fee-paying investors in the fund. See “Business—Advisory Fees and Compensation” for additional information.

(2)
“Performance Fee Preference” represents an amount equal to the performance fees PSCM LP would have earned from the fund, as described under “Business—Advisory Fees and Compensation,” if such fund had experienced a return, net of management fees, of 5% per annum above its Performance Benchmark, subject to certain adjustments for non-PSH funds which reflect the fee offset arrangement described above. For non-PSH funds subject to the VCA (currently only PSINTL), the performance fees that would have been earned if such fund had experienced the net of management fees return of 5% per annum above its Performance Benchmark are reduced by the Offsettable Performance Fees for such fund. As an example, for PSINTL, which pays PSCM LP a 20% performance fee, of which 20% is an Offsettable Performance Fee pursuant to the fee offset arrangement, the Performance Fee Preference would represent 0.8% of PSINTL’s Performance Benchmark (the product of 80% * 20% * 5%). For clarity, the Performance Fee Preference for PSH, which pays PSCM LP a 16% performance fee, is not reduced by the fee offset arrangement and represents 0.8% of PSH’s Performance Benchmark (the product of 16% * 5%).

(3)
“Realized Performance Fees” refers to the performance fees PSCM LP earned from the fund, after giving effect to the fee offset arrangement, as described above and under “Business—Advisory Fees and Compensation—PSH—Performance Fees,” pursuant to which a portion of performance fees or management fees of certain non-PSH funds is available to offset the performance fees paid by PSH to PSCM LP.

(4)
“Offsettable Performance Fees” refers to the portion of the performance fees comprising the fee offset arrangement attributable to a non-PSH fund subject to the VCA which, in accordance with the terms of the VCA, will be made available by PSCM LP to satisfy our Performance Fee Preference with respect to PSH and thus increase the PSH Preferred Performance Fee Payment Basket and decrease such non-PSH fund’s Preferred Performance Fee Payment Basket. As of the date hereof, only PSINTL generates Offsettable Performance Fees in an amount equal to 20% of its performance fees.

(5)
“Offsettable Management Fees” refers to the portion of the management fees comprising the fee offset arrangement attributable to a non-PSH fund subject to the VCA which, in accordance with the terms of the VCA, will be made available by PSCM LP to satisfy our Performance Fee Preference with respect to PSH and thus increase the PSH Preferred Performance Fee Payment Basket. As of the date hereof, no fund generates Offsettable Management Fees. Following the completion of the concurrent PSUS IPO, PSUS will generate Offsettable Management Fees.

(6)
“Preferred Performance Fee Payment Basket” refers to the amount available in a given year, if any, to satisfy payment of the Performance Fee Preference and any Performance Fee Preference Carryforward from prior years.

(7)
“Preferred Performance Fees” refers to the amount distributed to us from PSCM LP had this arrangement been in effect for the period presented in an amount equal to the lesser of (i) the current year Performance Fee Preference plus any outstanding Performance Fee Preference Carryforward from prior years and (ii) the Preferred Performance Fee Payment Basket.

(8)
“Subordinated Performance Fees” refers to the amount distributed to VariableCo from PSCM LP had this arrangement been in effect for the period presented in an amount equal to the difference, if any, between the Preferred Performance Fee Payment Basket and the Preferred Performance Fees.

(9)
“Performance Fee Preference Carryforward” refers to the unpaid portion of the Preferred Performance Fees had this arrangement been in effect for the period presented in an amount equal to the greater of (i) the difference, if any, of (a) the sum of the current year Performance Fee Preference and any outstanding Performance Fee Preference Carryforward from prior years and (b) the Performance Fee Preference Payment Basket and (ii) zero. The Performance Fee Preference Carryforward, if any, shall accrue to subsequent periods until satisfied in full as part of the payment of the Preferred Performance Fees.

(10)
The 2024 (Adjusted) column reflects the impact of Offsettable Management Fees assuming the PSUS IPO raises $    billion and calculating Offsettable Management Fees as 20% of a flat 2% management fee applied to PSUS’s initial capital ($    billion * 2% * 20% = $    million).

Expenses
Profit-Sharing Partner Compensation
Profit-sharing partner compensation consists of expense related to our cash-based profits interests awards as well as a portion of our long-term incentive plan and Omnibus Incentive Plan, which are discussed further below.
Prior to the Holdco Reorganization, we had profit-sharing arrangements whereby certain personnel and former members of our advisory board, which was dissolved on April 1, 2023, were granted profits participation interests (“Profits Interest Awards”) in Pershing Square, PSGP and PSVII GP. Profits Interest Awards entitled the profit-sharing partners to a portion of the net profits earned by Pershing Square, PSGP, PSVII GP and any future Pershing Square entity from performance fees or allocations and management fees, as applicable. Profits Interest Awards do not represent a substantive class of equity under ASC 718, Compensation and are accounted for as cash-based profit-sharing arrangements. As such, amounts distributed or allocated to profit-sharing partners are included in profit-sharing partner compensation in the consolidated statements of operations.
The Company also established a Long-Term Incentive Plan (“LTIP”) in January 2017 for the benefit of certain profit-sharing partners (the “LTIP Partners”). Similar to the Profits Interest Awards, awards under the LTIP (the “LTIP Awards”) entitle the LTIP Partners to cash distributions of management fee-based and performance fee-based net profits pursuant to the terms of their respective agreements and grant them a reduced percentage of their Profits Interest Awards upon retirement under certain circumstances as described in the LTIP. Certain LTIP Partners’ LTIP Awards vest after 10 years of tenure as a profit-sharing partner. The LTIP Awards are treated as a separate class of profits interests from the Profits Interest Awards. The LTIP Awards have been accounted for based on their substance. Portions of the LTIP Awards in which rights to distributions of profits are based fully on the discretion of the managing member of PSCM LP are in substance a profit-sharing arrangement and are therefore recorded within profit-sharing partner compensation. Other portions of the LTIP Awards, when fully vested, entitle LTIP Partners upon retirement to a distribution equal to the percentage outlined in each of their agreements in perpetuity and represent a substantive class of equity. In connection with this offering, the LTIP will be replaced in part by the Management Incentive Plan to continue to align our employees with our long-term investment horizon.
In conjunction with the Holdco Reorganization and as discussed above, we implemented an arrangement for the allocation of performance fee revenue as between us and our investment professionals among others. In addition, in connection with the Holdco Reorganization, former holders of LTIP Awards in PSCM LP received interests in PS Partner Group which will be treated to the same extent as LTIP Awards. A portion of such interests in PS Partner Group will vest upon the consummation of this offering and be automatically redeemed for corresponding shares of our common stock held by PS Partner Group, and following this offering, the remaining unvested interests in PS Partner Group will vest in accordance with the terms of the Management Incentive Plan.
We may also grant awards under our Omnibus Incentive Plan to employees, directors and officers, or consultants and advisors subsequent to this offering.
Affiliates Fee Rebate
Affiliates fee rebate consists of expense related to the fee rebates provided to employees and their affiliates who invest in PSH shares. We historically rebated management and performance fees attributable to shares of PSH held by our employees and their affiliates. Following the Holdco Reorganization, we ceased to provide these rebates, which were continued instead by PS Partner Group and VariableCo. Following this offering, PS Partner Group and VariableCo will no longer rebate the fees of employees invested in PSH.
General and Administrative
General and administrative expense includes occupancy expenses, aircraft expenses, professional fees, IT related expenses, café expenses, charitable donations, travel and entertainment expenses, insurance expenses, office expenses and other expenses. We expect to incur additional general and administrative expense as a result of operating as a public company, including expenses to comply with the rules and regulations of the SEC and NYSE, as well as higher expenses for directors and officers insurance, investor relations and professional services.

While we have historically incurred expenses related to charitable donations, we do not intend to incur any future expenses related to charitable donations as a public company.
On December 20, 2024, we transferred the corporate aircraft and reassigned the related loan to a trust which is beneficially owned by an entity wholly owned by Mr. Ackman. Accordingly, for periods following such date, we no longer incur aircraft operating expenses arising from Mr. Ackman’s personal use of the aircraft, although we expect to incur fees related to air travel when we charter this or other aircraft for certain flights taken in furtherance of firm business.
Employee Compensation and Benefits
Employee compensation and benefits reflects all compensation-related items not directly related to partners who participate in the profit-sharing arrangements and the LTIP, and includes salaries, benefits, payroll taxes and discretionary cash bonuses. We generally recognize employee compensation and benefit expenses over the related service period. On an annual basis, discretionary cash bonuses generally comprise a significant portion of total employee compensation and benefits. Discretionary cash bonuses are dependent upon a variety of factors, including the performance of PSH, PSUS (following the completion of the concurrent PSUS IPO), our private funds and other investment vehicles for the year. For further discussion of the impact on employee compensation and benefits from subsequent changes to compensation arrangements, see ‘Unaudited Pro Forma Consolidated Financial Information.”
Depreciation and Amortization
Depreciation and amortization expense primarily consists of depreciation and amortization expenses associated with our fixed assets. Depreciation includes expenses associated with the corporate aircraft, office furniture and fixtures, office computers, equipment and software. Amortization includes expenses associated with our leasehold improvements. Depreciation of fixed assets is calculated using the straight-line method over a period of three to seven years. Leasehold improvements are amortized over the shorter of the expected useful life or the remaining term of the related lease agreement. Fixed assets and leasehold improvements are recorded at cost less accumulated depreciation and amortization.
On December 20, 2024, we transferred the corporate aircraft and therefore, for periods following such date, we no longer incur depreciation expense related to the corporate aircraft.
Other Income (Expenses)
Gain (Loss) Allocated from Pershing Square, L.P.
Gain (loss) allocated from Pershing Square, L.P. consists of the expense related to PSGP’s investment in PSLP. PSGP’s investment in PSLP is held at fair value, which is determined using the net asset value of PSLP in accordance with the Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, “practical expedient,” as defined by accounting principles generally accepted in the United States of America.
Other Income (Expense)
Other income (expense) primarily consists of our office space sublease, reimbursement of aircraft expense, office space license and other office services.
Mr. Ackman’s family office, TABLE Management, L.P. (“TABLE”), licenses a portion of our office space under a license agreement which also grants TABLE the use of certain office-related services. In addition, we sublease a portion of Pershing Square’s office space to NEOX Public Benefit LLC (“Subtenant”), an entity partially owned by Mr. Ackman. The sublease commenced on December 5, 2022, with rent payments commencing on May 1, 2023 following five months of rent abatement, and expires on December 31, 2033. Prior to this offering, we intend to terminate our sublease arrangement with Subtenant who will enter into a direct relationship with the landlord and we will no longer receive the related income or bear the associated lease expense, although Subtenant may continue the use of certain office-related services for which we will continue to receive certain related income.

Historically from time to time, Mr. Ackman made personal use of PSCM LP’s corporate aircraft and, in such cases, PSCM LP was reimbursed for that portion of the aircraft’s operating expense. On December 20, 2024, we transferred the corporate aircraft and reassigned the related loan to a trust which is beneficially owned by an entity wholly owned by Mr. Ackman. As a result, following such date, we no longer receive reimbursements related to aircraft expenses.
Interest Expense, Net
Interest expense, net primarily consists of interest incurred on borrowings and debt issuance costs that are amortized using the effective interest method, over the term of the debt.
On December 20, 2024, we transferred the corporate aircraft and reassigned the related loan to a trust which is beneficially owned by an entity wholly owned by Mr. Ackman. As a result, following such date, we no longer incur interest expense related to the airplane loan.
Income Tax
Income tax expense consists of taxes paid or payable by our operating subsidiaries. We are subject to the provisions of ASC 740, Income Taxes. This standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether it is “more-likely-than-not” to be sustained by the applicable tax authority. Uncertain tax positions in which the benefit to be realized does not meet the “more-likely-than-not” threshold would be recorded as a tax expense in the current year.
We have been and, prior to the Corporate Conversion, will continue to be a partnership for U.S. tax purposes and not subject to U.S. federal income taxes. Accordingly, no provision has been made for federal income taxes of us since the partners are individually liable for the taxes on their share of our taxable income or loss prior to this date.
We are subject to certain state and local taxes. New York City Unincorporated Business Tax (“UBT”) is recorded on a quarterly basis at the rate of 4% based on the net taxable income apportioned to New York City. Commercial Rent Tax is recorded on a quarterly basis at the rate of 6% based on the amount of commercial rent subject to tax. We record interest and penalties related to income taxes, if any, within income tax expense.
We elected to be subject to both the New York State Pass-Through Entity Tax (“NYS PTET”) and the New York City Pass-Through Entity Tax (“NYC PTET” and together with NYS PTET, “PTET”) for the year ended December 31, 2023. PTET grants the partners a tax credit on each of their individual New York State and New York City income tax returns. Any PTET owed is a joint liability of us and each eligible partner.
Upon completion of the Corporate Conversion in connection with this offering, we will become a corporation for U.S. federal and state income tax purposes and will be subject to U.S. federal income taxes, in addition to state and local taxes.
Net Income (Loss) Attributable to Non-Controlling Interest
A portion of the equity and income or loss from entities that are consolidated but not wholly owned by us is allocated to other owners. The aggregate of the income or loss and corresponding equity that is not owned by us is included within non-controlling interest in the consolidated financial statements. We do not hold any direct equity interests in PSGP, the general partner for PSLP, or PSVII GP, the general partner for PSVII. As a result, all income or loss related to both entities is allocated to non-controlling interest, and their capital balances represent the economic interests of other owners in PSGP and PSVII GP, as applicable.
Key Operating Metrics
We have developed and use various key operating metrics to assess and monitor the operating performance of our business. We believe that these metrics provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team.
Our calculations of total assets under management, fee-paying assets under management and permanent capital AUM may differ from the calculations of other investment managers. As a result, these measures may not be comparable to similar measures presented by other investment managers. In addition, our calculation of total assets under management includes the fair value of invested capital in our funds from our personnel regardless of whether such invested capital is subject to fees. Our definitions of total assets under management and fee-paying assets under management are not based on any definition of total assets under management and fee-paying assets under management that is set forth in the agreements governing the investment funds we manage.
Total Assets Under Management
Total assets under management reflects the net assets of our core funds and PSVII as calculated in accordance with GAAP or IFRS, as applicable, while adding back the principal value of PSH’s outstanding bonds (approximately $2.4 billion as of December 31, 2023) without double counting the investment made by any Pershing Square fund in PSVII.

Assets Under Management
(in millions)	PSH(1)	PSLP	PSINTL	PSVII	Total Funds
Balance at December 31, 2022	$12,215.2	$1,216.8	$519.5	$1,263.3	$15,214.8
Private Funds Subscriptions	—	25.9	42.5	—	68.4
Private Funds Redemptions	—	(150.9)	(84.3)	—	(235.2)
PSH Dividends	(98.8)	—	—	—	(98.8)
PSH Buybacks	(204.6)	—	—	—	(204.6)
Performance Fees	(312.1)	—	(10.3)	—	(322.4)
Change in Market Value	2,798.2	292.5	124.3	256.2	3,471.1
Change in EUR FX Translation of PSH Bond	16.8	—	—	—	16.8
Balance at December 31, 2023	$14,414.6	$1,384.3	$591.7	$1,519.5	$17,910.1

(1)	PSH’s AUM reflects bonds outstanding of €500 million (translated into USD at the prevailing exchange rate at the reporting date) plus $1.8 billion.
Fee-Paying Assets Under Management
Fee-Paying AUM refers to the AUM we manage and earn a performance fee and/or management fee from for our core funds and PSVII. We believe this measure is useful to stockholders as it provides insight into the capital base upon which we earn our fees.

Fee-Paying Assets Under Management
(in millions)	PSH(2)	PSLP	PSINTL	PSVII	Total Funds
Balance at December 31, 2022	$9,879.9	$634.5	$332.6	$56.1	$10,903.1
Private Funds Subscriptions	—	5.3	42.5	—	47.8
Private Funds Redemptions	—	(28.2)	(8.5)	—	(36.7)
Private Funds Transfer	—	—	(10.9)	—	(10.9)
PSH Dividends	(98.8)	—	—	—	(98.8)
PSH Buybacks	(204.6)	—	—	—	(204.6)
Performance Fees/Allocation	(312.1)	(19.4)	(10.3)	—	(341.8)
Change in Market Value	2,798.2	150.4	80.6	11.2	3,040.4
Balance at December 31, 2023	$12,062.6	$742.6	$426.0	$67.3	$13,298.5

(2)	PSH's Fee-Paying AUM does not reflect the bonds outstanding as described in footnote 1 to the table above titled “Assets Under Management.”
Permanent Capital AUM
Permanent capital AUM refers to the portion of Assets Under Management that is not subject to withdrawal or redemption at the election of the fund investor or stockholder. We believe this measure is useful to stockholders as our permanent capital base allows us to take a long-term view and be opportunistic during periods of market volatility; enables superior, long-term investment and produces a financial profile characterized by steady, predictable and recurring management fees; and is a differentiating talent attraction and retention tool, allowing us to hire and retain the top analysts for our own investment team and high-quality employees throughout our company and to recruit experienced CEOs for our portfolio companies.
The following table compares permanent capital AUM for our core funds as of December 31, 2023 and 2024. We anticipate that our permanent capital AUM will materially increase following the PSUS IPO as we expect PSUS will be our flagship NYSE-listed permanent capital vehicle.

Permanent Capital AUM (in millions)	As of December 31,
	2023	2024
Core Funds	$12,062.6	$

Fund Performance
The tables below provide performance information for our core funds to facilitate an understanding of our results of operations for the periods presented. The tables below provide the contributors and detractors to gross performance of the funds’ portfolios for the twelve-month period ended December 31, 2023. The fund return information for individual funds reflected in this discussion and analysis is not necessarily indicative of the future performance of any particular fund. An investment in us is not an investment in any of our funds. This track record presentation is unaudited and does not purport to represent the respective fund’s financial results in accordance with GAAP or IFRS, as applicable. There can be no assurance that any of our funds or our other existing and future funds will achieve similar returns. See “Risk Factors—Risks Related to Our Business—The historical returns attributable to our funds and our other investment vehicles, including those presented in this prospectus, should not be considered as indicative of the future results of our funds and our other investment vehicles or of our future results or of any returns expected on an investment in our common stock.”

Pershing Square Holdings, Ltd.		Pershing Square, L.P.		Pershing Square International, Ltd.
January 1, 2023 – December 31, 2023		January 1, 2023 – December 31, 2023		January 1, 2023 – December 31, 2023
Chipotle Mexican Grill, Inc.	8.2%	Chipotle Mexican Grill, Inc.	6.6%	Chipotle Mexican Grill, Inc.	6.6%
Universal Music Group N.V.	5.6%	Universal Music Group N.V.	4.9%	Universal Music Group N.V.	4.8%
Alphabet Inc.	5.4%	Alphabet Inc.	4.4%	Alphabet Inc.	4.4%
Hilton Worldwide Holdings Inc.	5.1%	Hilton Worldwide Holdings Inc.	4.1%	Hilton Worldwide Holdings Inc.	4.0%
Restaurant Brands International Inc.	3.3%	Restaurant Brands International Inc.	2.6%	Restaurant Brands International Inc.	2.6%
Lowe’s Companies Inc.	2.3%	Lowe’s Companies Inc.	1.8%	Lowe’s Companies Inc.	1.8%
Howard Hughes Holdings Inc.	1.4%	Howard Hughes Holdings Inc.	1.4%	Howard Hughes Holdings Inc.	1.3%
Share Buyback Accretion	1.1%	Federal National Mortgage Association	0.6%	Federal National Mortgage Association	0.6%
Federal National Mortgage Association	0.8%	Canadian Pacific Kansas City Limited	0.5%	Canadian Pacific Kansas City Limited	0.5%
Canadian Pacific Kansas City Limited	0.6%	Federal Home Loan Mortgage Corporation	0.5%	Federal Home Loan Mortgage Corporation	0.4%
Federal Home Loan Mortgage Corporation	0.5%	Interest Rate Swaptions	(0.5)%	Interest Rate Swaptions	(0.6)%
Interest Rate Swaptions	(0.5)%	Energy Options	(0.9)%	Energy Options	(0.9)%
Bond Interest Expense	(0.8)%	All Other Positions and Other Income/Expense	(0.3)%	All Other Positions and Other Income/Expense	(0.2)%
Energy Options	(1.1)%
All Other Positions and Other Income/Expense	(0.1)%
Contributors Less Detractors (Gross Return)(1)	31.8%	Contributors Less Detractors (Gross Return)(1)	25.7%	Contributors Less Detractors (Gross Return)(1)	25.3%

(1)
Represents the gross returns from investing in the fund, before the deduction of management fees and accrued or crystallized performance fees, if any. Inclusion of such fees would produce lower returns than presented here. Gross returns reflected above (a) include only returns on the investment in the underlying issuer and the hedge positions that directly relate to the securities that reference the underlying issuer; (ii) do not reflect the cost or benefit of hedges that do not relate to the securities that reference the underlying issuer; and (iii) do not reflect the cost or benefit of portfolio hedges. Contributors or detractors to performance of 50 basis points or more are listed separately, while contributors or detractors to performance of less than 50 basis points are aggregated, except for bond interest expense and share buyback accretion, if any. The contributors and detractors to gross returns presented herein are for illustrative purposes only. The securities listed above may not have been held for the entire calendar year. This performance information is presented in connection with the offering of our common stock and is for illustrative purposes only. It is not the performance record of PSUS and should not be considered a substitute for the performance of PSUS. There can be no assurance that any of our funds will achieve comparable or greater results in the future, or that any of our funds will be able to implement their investment strategy or achieve their investment objective. Our funds’ investments may be made under different economic conditions and may include different underlying investments in the future. Furthermore, PSH, PSLP, and PSINTL and the other funds and accounts managed by us prior to this offering are not registered under the 1940 Act, unlike PSUS, and, therefore, none of them are subject to the investment restrictions, leverage and derivative restrictions, diversification requirements and other regulatory requirements imposed on registered investment companies by the 1940 Act and on regulated investment companies by the Code. If such funds or accounts had been registered under the 1940 Act and/or operated as regulated investment companies under the Code, their respective returns might have been lower and their ability to undertake certain transactions or investments may have been restricted. See the accompanying PSUS Prospectus for additional information about PSUS and the risks associated with an investment in PSUS Shares.
Consolidated Results of Operations
The following table sets forth information regarding our consolidated results of operations for the years ended December 31, 2023 and 2024:

	For the Years Ended December 31,		Change
	2023	2024	$	%
Revenue
Performance fees(1)	$341,855,070	$
Management fees	170,801,456
Total revenue	512,656,526
Expenses
Profit-sharing partner compensation(1)	115,829,484
Affiliates fee rebate	115,705,667
General and administrative expense	22,649,494
Employee compensation and benefits	13,124,483
Depreciation and amortization expense	2,757,608
Total expenses	270,066,736
Operating income	242,589,790
Other income (expenses)
Gain(loss) allocated from Pershing Square, L.P.(1)	11,361,859
Other income (expense)	4,269,622
Interest expense, net	(6,330,442)
Total other income (expense)	9,301,039
Net income before taxes	251,890,829
Income tax expense	18,169,882
Net income	233,720,947
Less: Net income (loss) attributable to non-controlling interest	(24,261,101)
Net income attributable to Pershing Square Capital Management, L.P.	$209,459,846

(1)	Includes amounts attributable to consolidated variable interest entities for which Pershing Square Capital Management, L.P. does not have any direct equity interests.
Comparison of the Years Ended December 31, 2023 and 2024
Revenue
Performance Fees
Total performance fees [increased] $    million, or    %, for fiscal year 2024 compared to fiscal year 2023 and was primarily driven by an [increase] of $    million, or    %, as a result of    .

Management Fees
Total management fees [increased] $    million, or    %, for fiscal year 2024 compared to fiscal year 2023 and was primarily driven by an [increase] of $    million, or    %, as a result of    .
Expenses
Profit-Sharing Partner Compensation
Profit-sharing partner compensation [increased] $    million, or    %, for fiscal year 2024 compared to fiscal year 2023 and was primarily driven by    .
Affiliates Fee Rebate
Affiliates fee rebates [increased] $    million, or    %, for fiscal year 2024 compared to fiscal year 2023 and was primarily driven by    . Upon completion of this offering, the affiliate fee rebate program will cease and therefore, these expenses are not expected to continue as a public company.
General and Administrative Expense
General and administrative expense [increased] $    million, or    %, in fiscal 2024 compared to fiscal 2023. The [increase] was primarily due to a $    million [increase] as a result of    .
Employee Compensation and Benefits
Employee compensation and benefits [increased] $    million, or    %, for fiscal year 2024 compared to fiscal year 2023 and was primarily driven by an [increase] of $    million, or    %, as a result of    .
Depreciation and Amortization Expense
Depreciation and amortization expense [increased] $    million, or    %, for fiscal year 2024 compared to fiscal year 2023 and was primarily driven by an [increase] of $    million, or    %, as a result of    .
Other Income (Expenses)
Gain (Loss) Allocated from Pershing Square, L.P.
As of December 31, 2024 and 2023, PSGP had an ownership percentage of approximately    % and 4.8% of PSLP, respectively. For the years ended December 31, 2024, and 2023, PSGP recorded a [gain] of $   , and a gain of $11.4 million, respectively, from its investment in PSLP.
Other Income (Expense)
Other income (expense) [increased] $    million, or    %, for fiscal year 2024 compared to fiscal year 2023 and was primarily driven by an [increase] of $    million, or    %, as a result of    .
Interest Expense, Net
Interest expense, net [increased] $    million, or    %, for fiscal year 2024 compared to fiscal year 2023 and was primarily driven by an [increase] of $    million, or    %, as a result of    .
Income Tax Expense
Income tax expense for the year ended December 31, 2024 was $    million, an [increase] of $    million, compared to $18.2 million for the year ended December 31, 2023. This resulted in an effective tax rate of    % and 7.2% based on our Net Income Before Taxes of $    million and $251.9 million for the years ended December 31, 2024 and 2023, respectively.

Net Income (Loss) Attributable to Non-Controlling Interest
For the year ended December 31, 2024, the net income allocated to PSGP and PSVII GP was    % and    %, respectively. For the year ended December 31, 2023, the net income allocated to owners of PSGP and PSVII GP was    % and    %, respectively. The [increase] of    % was primarily due to    .
Non-GAAP Financial Measures
We report certain financial measures that are not required by, or presented in accordance with, GAAP. Management uses these non-GAAP financial measures to assess the performance of our business across reporting periods and believes this information is useful to investors for the same reasons. See below for our definitions of Fee-Related Earnings (“FRE”) and Distributable Earnings (“DE”).
Fee-Related Earnings
FRE is a non-GAAP financial measure used to evaluate our business by highlighting earnings from recurring management fees and Preferred Performance Fees. We believe FRE is useful to investors because it provides additional insights into the fee-driven operating profitability of our business that is not directly based on the net income of the funds we manage. FRE represents management fees and Preferred Performance Fees less the compensation directly related to the management fees and performance fees, which includes salaries, benefits, payroll taxes and discretionary cash bonuses as well as related profit-sharing partner compensation, excluding amortization of LTIP grants, and other operating expenses, and after deducting “Subordinated Performance Fees,” which consist of amounts in excess of Preferred Performance Fees which are payable to VariableCo pursuant to the VCA. As described above, we implemented the VCA in connection with the Strategic Investment. However, in order to facilitate comparisons with our results following this offering, we have presented FRE for the periods presented on a basis that reflects the allocation of our historical performance fees as between the Preferred Performance Fees and Subordinated Performance Fees that the VCA would have required.
Distributable Earnings
DE is a non-GAAP financial measure used to assess performance and amounts available for distribution or dividends, including to our personnel and owners of PS Partner Group and holders of our common stock. DE represents FRE plus interest income or less interest expense, as applicable.
These non-GAAP financial measures should not be considered a substitute for, superior to or an alternative to net income attributable to Pershing Square Holdco, L.P., which is the most directly comparable GAAP measure. Further, these non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, you should not consider non-GAAP financial measures in isolation or as a substitute for GAAP measures including revenues, net income (loss) and net income attributable to Pershing Square Holdco, L.P. We may calculate or present these non-GAAP financial measures differently than other companies who report measures with the same or similar names, and as a result, the non-GAAP financial measures we report may not be comparable.
The following tables set forth our FRE and DE calculations and a reconciliation of DE and FRE to the most directly comparable financial measure calculated in accordance with GAAP for the years ended December 31, 2020, 2021, 2022 and 2023 respectively:

Pershing Square Capital Management, L.P.
For the Twelve Months Ended December 31, (in thousands)	2020	2021	2022	2023
Management fees	$117,286	$162,443	$163,515	$170,801
Preferred Performance Fees	46,332	75,555	33	177,660
Less:
Employee compensation and benefits	(19,170)	(12,699)	(10,859)	(13,124)
General and administrative expense and other, net	(11,029)	(13,428)	(21,801)	(18,380)
Fee-Related Earnings	133,419	211,871	130,888	316,957
Less:
Interest income (expense), net	(1,139)	(932)	(2,529)	(6,330)
Distributable Earnings	$132,280	$210,939	$128,359	$310,627

Pershing Square Capital Management, L.P.
For the Twelve Months Ended December 31, (in thousands)	2020	2021	2022	2023
Net income attributable to Pershing Square Capital Management, L.P.	$481,852	$300,064	$51,839	$209,460
Net (income) loss attributable to non-controlling interest	(60,000)	(31,678)	4,729	(24,261)
Net income	541,852	331,742	47,110	233,721
Income tax expense	17,400	10,516	4,793	18,170
Net income before taxes	559,252	342,258	51,903	251,891
Subordinated Performance Fees	(699,174)	(395,863)	—	(138,829)
Gain on lease modification	—	—	(3,570)	—
Gain on unvested compensation	—	(897)	—	—
Gain/loss allocated from Pershing Square, L.P.	(4,496)	(15,763)	4,737	(11,362)
Depreciation and amortization expense	2,762	2,985	5,035	2,758
Performance fees from Pershing Square, L.P.	(70,585)	(35,935)	(13)	(19,408)
Profit-sharing partner compensation from Pershing Square, L.P.	14,169	11,311	4	6,509
Affiliates fee rebate	164,047	141,604	34,849	115,706
Profit-sharing partner compensation	196,415	172,625	35,414	109,321
Performance fee offset	(30,100)	(10,823)	—	(5,959)
Distributable Earnings	132,280	210,939	128,359	310,627
Interest income (expense), net	1,139	932	2,529	6,330
Fee-Related Earnings	$133,419	$211,871	$130,888	$316,957

Liquidity and Capital Resources
Overview
We have historically financed our operations and working capital through net cash provided by operating activities, primarily from management fees and performance fees, and borrowings under our 2014 line of credit (the “2014 Line of Credit”) and 2021 line of credit (the “2021 Line of Credit”) (as described below and in Note 6 to the consolidated financial statements included elsewhere in this prospectus).
We expect that our cash flow from operations, current cash and cash equivalents will be sufficient to fund our operations and planned capital expenditures and to service our debt obligations for the next twelve months and the foreseeable future.
2014 Line of Credit and 2021 Line of Credit
We entered into the 2014 Line of Credit on October 3, 2014. We entered into the 2021 Line of Credit on December 15, 2021.
Each of the 2014 Line of Credit and the 2021 Line of Credit includes provisions that restrict or limit, among other things, the ability of Pershing Square to incur additional indebtedness or to create additional liens or other encumbrances on Pershing Square or the guarantor, Mr. Ackman’s, assets, aside from additional financing from Pershing Square as defined in the agreement, financing related to its aircraft as discussed under “Aircraft Loan,” and certain other permitted indebtedness. Each of the 2014 Line of Credit and the 2021 Line of Credit requires the guarantor to maintain a net worth of at least $1 billion, exclusive of any interest in Pershing Square. The guarantor is also required to maintain at least $250 million of aggregate liquidity that is free and clear of any and all encumbrances, consisting of liquid assets at the bank, and/or beneficial ownership in Pershing Square or equity in third-party hedge funds with quarterly liquidity or better.
In addition, the 2021 Line of Credit is secured by a pledge and security agreement whereby Pershing Square granted the lender a security interest in Pershing Square’s management fees.
Pershing Square and the guarantor have complied with the financial covenants imposed by the 2014 Line of Credit and the 2021 Line of Credit throughout the borrowing period.

Cash Flows
The following table summarizes our cash flows for the periods presented:

Pershing Square Capital Management, L.P.
For the Twelve Months Ended December 31, (in thousands)	2023	2024
Net cash provided by (used in) operating activities	$83,800	$
Net cash provided by (used in) investing activities	(18)
Net cash provided by (used in) financing activities	(84,290)

Cash Flows from Operating Activities
For the fiscal year 2024, net cash provided by operating activities was $    million resulting from net income of $    million largely offset by net non-cash expenses of $    million and $    million net cash flow provided as a result of changes in operating assets and liabilities.
For the fiscal year 2023, net cash provided by operating activities was $83.8 million, resulting from net income of $233.7 million, adjusted for non-cash depreciation and amortization expense, non-cash lease expense and amortization of our LTIP Awards. Cash flows provided by operating activities were also impacted by changes in working capital of $156.6 million, primarily due to a $321.6 million increase in performance fees receivable, which were earned at December 31, 2023 but not received until the following year, offset by an $81.7 million increase in accrued compensation and benefit and an increase of $77.7 million in affiliates fee rebate payable.
Cash Flows from Investing Activities
For fiscal year 2024, net cash used in investing activities consisted primarily of     related to    .
For the fiscal year 2023, net cash used in investing activities of $17,785 was related to $17,785 of cash paid for purchases of fixed assets and leasehold improvements.
Cash Flows from Financing Activities
Our financing activities consist primarily of paydowns of loans and payments for capital distributions.
For the fiscal year 2024, net cash used by financing activities of $    million was due to $    million of     and $    million of    .
For the fiscal year 2023, net cash used in financing activities of $84.2 million was related to loan repayments of $2.8 million and $81.4 million of payments made for capital distributions.
Contractual Obligations and Commercial Commitments
The following table presents our contractual obligations and other commitments as of December 31, 2024:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)
2014 Line of Credit	$	$	$	$	$
2021 Line of Credit
Interest on 2014 Line of Credit and 2021 Line of Credit(1)
Operating lease obligations
	$	$	$	$	$
(1)	Estimated interest payments on our 2014 Line of Credit and 2021 Line of Credit include estimated future interest payments based on the terms of the respective agreements.

Critical Accounting Policies and Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expenses during the reported period. While management believes that the estimates utilized in preparing the consolidated financial statements are reasonable and prudent, actual results could differ from those estimates.
An accounting policy is considered to be critical if the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the effect of the estimates and assumptions on financial condition or operating performance.
Consolidation
We consolidate all subsidiaries in accordance with GAAP and FASB ASC 810, Consolidation (“ASC 810”). We consolidate all entities that we control either as the primary beneficiary of a variable interest entity (“VIE”) or through a majority voting interest. We identify VIEs we must consolidate by evaluating (1) whether we hold a variable interest in an entity, (2) whether the entity is a VIE, and (3) whether our involvement would make us the primary beneficiary. Entities that do not qualify as VIEs are generally assessed for consolidation as voting interest entities (“VOEs”). Under the VOE model, we consolidate those entities for which we hold a majority voting interest. The determination of whether or not to consolidate a variable interest entity under GAAP, which may include our funds, requires a significant amount of judgment. As none of our funds are currently consolidated, the fees earned from our funds under our investment management agreements are recorded as revenue. If any of our funds become consolidated, the fees earned from the fund would be eliminated in consolidation.
In evaluating whether we hold a variable interest in an entity, fees we receive from the entity (including management fees and performance fees) that are customary and commensurate with the level of services we provide are not considered variable interests where we do not also hold other economic interests in the entity that would absorb more than an insignificant amount of the expected losses or returns of the entity.
If there are entities where we hold a variable interest, we must then determine whether each of these entities qualifies as a VIE and, if so, whether we are the primary beneficiary. In general, a VIE is a corporation, partnership, limited liability company, trust or any other legal structure used to conduct activities or hold assets that: (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (ii) has a group of equity owners that lack the power to direct its activities that significantly impact economic performance, or (iii) has a group of equity owners that do not have the obligation to proportionally absorb losses or the right to proportionally receive returns generated by its operations.
In evaluating whether we are the primary beneficiary of a VIE, we evaluate our economic interests in the entity held either directly or indirectly by us. VIEs are consolidated when an entity, as the primary beneficiary, holds a controlling financial interest in the VIE. An enterprise is deemed to have a controlling financial interest in a VIE if a) the enterprise has the power to direct the activities of a VIE that impacts the economic performance and b) the enterprise has the obligation to absorb losses, or the right to receive benefits that could potentially be significant to the VIE.
We have evaluated PSH, our private funds and other investment vehicles, our respective general partners and any affiliated entities, as applicable, for consolidation with us in accordance with ASC 810. As we do not hold economic interests in PSH, our private funds and other investment vehicles that would absorb more than an insignificant amount of their expected losses or returns, we do not hold a variable interest in any of PSH, our private funds and other investment vehicles. We also do not hold a majority of the voting interests in PSH, our private funds and other investment vehicles. As a result, PSH, our private funds and other investment vehicles are not required to be consolidated with us under ASC 810.
Prior to December 20, 2024, we consolidated the accounts of a trust for our corporate aircraft (the “Aircraft Trust”) created between us, as trustor, and Delaware Trust Company, as owner trustee, and the Aircraft Trust’s assets and liabilities and its results of operations are included in our consolidated financial statements.

We also consolidate the accounts of both PSUS, beginning February 15, 2024, and West Side Services, LLC as they are wholly owned subsidiaries.
Revenue Recognition
We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized when we transfer promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services. ASC 606 requires an entity to: (i) identify the contract(s) with a customer, which includes assessing the collectability of the consideration to which it will be entitled in exchange for the goods or services transferred to the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation.
Under the terms of the investment management agreements with the funds we manage, we generate revenues from (i) predictable and recurring management fees based on NAV, which are paid on a quarterly basis and (ii) annual performance fees based on NAV appreciation above a high watermark. Performance fees are considered variable consideration and are therefore constrained and not recognized as revenue until it is probable that a significant reversal will not occur.
Recent Accounting Developments
Information regarding recent accounting developments and their impact on Pershing Square, if any, can be found in Note 2, “Significant Accounting Policies” of the audited consolidated financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures about Market Risk
Our exposure to market risks primarily relates to PSCM LP’s role as investment advisor to our funds and the impact of movements in the underlying value of their investments. Our management fees and performance fees are the primary sources of revenue that could be impacted. The underlying value of our funds’ investments may fluctuate in response to general equity and other market conditions. Additionally, interest rate movements can adversely impact the amount of interest that we pay on debt obligations bearing variable rates.
Effect on Management Fees and Performance Fees
PSCM LP provides investment management services to our funds in exchange for a management fee. Such management fees increase or decrease in direct proportion to the effect of changes in the market value of the related funds.
PSCM LP also earns annual performance fees and allocations from our funds based on NAV appreciation above a high water mark. The performance fees or allocation, if earned, are payable upon the occurrence of crystallization events, which include, but are not limited to, December 31 of each year, withdrawals from our private funds and PSH’s payment of a dividend. Changes in the fair value of the funds’ investments may materially impact performance fees and allocations depending upon the respective funds’ performance to date as compared to the high water mark.
Exchange Rate Risk
As of December 31, 2023, we do not have foreign currency exchange rate exposure.
Interest Rate Risk
Our exposure to interest rate risk is influenced primarily by changes in interest rates on interest payments related to our debt obligations. We had $    million and $108.7 million outstanding under our debt obligations as of December 31, 2024, and December 31, 2023, respectively. See Note 6, “Debt Obligations” to our consolidated financial statements. Management periodically reviews our exposure to interest rate fluctuations and may implements strategies to manage the exposure. As of December 31, 2024, we do not have any interest rate swaps in place for these borrowings. Based on our debt obligations as of December 31, 2024, we estimate that interest expense relating to variable-rate debt would increase by approximately $    million on an annual basis in the event interest rates were to increase one percentage point during the period.
Credit Risk
We maintain our cash with a federally insured financial institution. We invest our cash in U.S. Treasury money market funds and U.S. Treasury bills. As of December 31, 2023, our cash balances not invested in money market funds were held in Federal Deposit Insurance Corporation insured bank accounts, which at times, may be in excess of federally insured limits.

BUSINESS
Pershing Square
We are a leading alternative asset manager with approximately $17.9 billion in total assets under management (“AUM”) and approximately $13.3 billion in fee-paying assets under management (“Fee-Paying AUM”), of which 91% is permanent capital, in each case as of December 31, 2023. For the year ended December 31, 2023, we generated total revenue of approximately $512.7 million and GAAP net income attributable to Pershing Square Capital Management, L.P. of approximately $209.5 million.
We view the stability of our capital base as one of our most important competitive advantages. Permanent capital allows us to take a long-term view and be opportunistic during periods of market volatility, without being exposed to the need to raise capital by selling assets to meet redemptions during such periods. We expect to continue to drive significant organic AUM growth by executing our investment strategy and compounding our capital at high rates of return, in contrast with other asset managers who must rely in large part on frequent fundraising.
We believe our permanent capital AUM also enables superior, long-term investment returns and produces a financial profile for our business which is characterized by steady, predictable and recurring management fees. Importantly, permanent capital has also been and is expected to continue to be a highly attractive talent attraction and retention tool, allowing us to hire and retain top analysts for our investment team, in an industry known for high analyst turnover, as well as high-quality employees throughout our company. Permanent capital is also an excellent recruitment tool when our portfolio companies seek to hire experienced CEOs who greatly prefer the stability afforded by a major long-term shareholder who is not required to seek an exit for its holdings due to investor redemptions or limits due to fund life.
Our investment strategy has proven to be highly scalable because fewer professionals are required to manage a concentrated portfolio consisting of long-term holdings with limited trading activity. Over the last 20 years, we have built the systems and organizational talent required to manage an asset base many times larger than our current AUM. We believe our relatively small current Fee-Paying AUM compared with other publicly traded alternative investment managers and the capacity of our existing team and infrastructure and scalable investment strategy afford us the opportunity for substantial growth from the launch of new funds and vehicles, which can drive large increases in operating profits and cash flow.
We employ a disciplined, research-intensive approach to fundamental value investing to preserve and grow our permanent capital AUM at high rates of return using a set of core investment principles and opportunistic asymmetric hedges. We complement our organic growth from time to time with the launch of new funds and vehicles that leverage our core competencies to create large ‘overnight’ (after the completion of a new fund offering) increases in our capital base without the requirement for significant new investment in personnel, infrastructure, and operating costs. The concurrent initial public offerings of Pershing Square and PSUS are a good example of our growth strategy.
Founded in 2003, we are led by our Founder and Chief Executive Officer, Mr. Ackman, who has spent 32 years in the alternative asset management industry. Mr. Ackman is supported by an experienced investment team who have an average of 15 years’ experience in the industry. Our investment team is highly aligned with our portfolio companies, fund investors and our stockholders due to our significant level of employee investment in and alongside our funds, our approach to performance compensation, and our employee ownership of our company. We are headquartered in New York City and had 41 employees as of December 31, 2023.
In our core investment strategy, we seek to acquire long-term, large minority stakes in high-quality, predominantly North American-listed, large-capitalization companies at attractive valuations. We focus on companies with simple, predictable, free-cash-flow generative businesses, strong balance sheets, and exceptional management and governance in industries with significant barriers to entry and limited exposure to extrinsic factors we cannot control. We look for opportunities to assist portfolio companies in accelerating growth, increasing efficiency, improving capital allocation, managing through crises and otherwise improving performance in order to generate long-term value.
We complement our core investment strategy by opportunistically utilizing hedges both to protect our funds’ portfolios against specific macroeconomic risks and to capitalize on market volatility. We typically structure our hedges using asymmetric instruments, such as options and credit default swaps, which offer the opportunity for large gains if potential negative risks occur without exposing our funds to significant costs or meaningful downside losses if such risks do not occur. Historically, we have reinvested the profits from such asymmetric hedges in existing portfolio positions and new investments during periods of market disruption when valuations typically decline. Our asymmetric hedging strategy has proven to be a substantial contributor to our long-term performance.
The graph below illustrates the cumulative net returns that an investor who invested in our first core fund, PSLP, at its inception on January 1, 2004 and transferred its capital account to our first core permanent capital fund, PSH, at its launch on December 31, 2012 would have received, as compared to the returns such investor would have received had it invested in the S&P 500 during the same time period.
Pershing Square Cumulative Net Returns vs. S&P 500
Since Inception Through December 31, 2023

(1)
Represents the cumulative net returns assuming an investor had invested in PSLP at its inception on January 1, 2004 and converted to PSH on December 31, 2012, after performance fees, management fees and other expenses incurred by each fund. See “—Advisory Fees and Compensation” below for a description of applicable performance fees and management fees. Illustrates the past performance of PSLP and PSH, and past returns are not indicative of future performance. This performance information is presented in connection with the offering of our common stock and is for illustrative purposes only. It is not the performance record of PSUS and should not be considered a substitute for the performance of PSUS. There can be no assurance that any of our funds will achieve comparable or greater results in the future, or that any of our funds will be able to implement their investment strategy or achieve their investment objective. Our funds’ investments may be made under different economic conditions and may include different underlying investments in the future. Furthermore, PSLP, PSH and the other funds and accounts managed by us prior to this offering are not registered under the 1940 Act, unlike PSUS, and, therefore, none of them are subject to the investment restrictions, leverage and derivative restrictions, diversification requirements and other regulatory requirements imposed on registered investment companies by the 1940 Act and on regulated investment companies by the Code. If such funds or accounts had been registered under the 1940 Act and/or operated as regulated investment companies under the Code, their respective returns might have been lower and their ability to undertake certain transactions or investments may have been restricted. See the accompanying PSUS Prospectus for additional information about PSUS and the risks associated with an investment in PSUS Shares. The historical performance information presented herein does not reflect the impact of any sales load or transaction fees.

(2)
Represents the multiple of invested capital assuming an investor had invested in PSLP at its inception on January 1, 2004 and converted to PSH on December 31, 2012 equal to the net asset value, after performance fees, management fees and other expenses incurred by each fund, divided by cumulative invested capital.

(3)
The S&P 500 is an unmanaged capitalization-weighted index that measures the performance of the large-capitalization segment of the U.S. market. The index includes 500 leading U.S. stocks representing all major industries. The S&P 500 does not reflect any fees, expenses or sales loads. It is not possible to invest directly in the S&P 500 index. The volatility of the S&P 500 presented may be materially different from that of the performance of our funds. In addition, the S&P 500 employs different guidelines and criteria than our funds; as a result, the holdings in our funds may differ significantly from the securities that comprise the S&P 500. The S&P 500 allows for comparison of our funds’ performance with that of a well-known, appropriate and widely recognized index; the S&P 500 is not intended to be reflective or indicative of our funds’ past or future performance.

(4)	Represents the cumulative net returns from investing in the S&P 500 with dividend reinvestment.
(5)	Represents the multiple of invested capital from investing in the S&P 500 with dividend reinvestment equal to total fair value divided by cumulative invested capital.
(6)
The three bear markets of the last 20 years were the global financial crisis in 2008; the COVID-19 pandemic in 2020; and the recent elevated interest rate environment in 2022. Our asymmetric hedging strategy has contributed to our substantial outperformance versus the S&P 500 during these bear markets.

As depicted in the chart above, the history of our firm may be thought of as comprising three distinct phases. In the first 12 years, our approach evolved from an initial period of transactional activism, in which we identified value-creation opportunities through catalyzing corporate events, to a form of more “quiet” long-term corporate engagement as we established a reputation for helping portfolio companies create value. We went through a challenging period of underperformance from August 2015 to December 2017, after which we made a number of strategic changes, including ending active fundraising for our two open-ended private funds, Pershing Square, L.P. (“PSLP”) and Pershing Square International, Ltd. (“PSINTL”).
In January 2018, we began our “permanent capital era” by focusing on growing our permanent capital base through generating and compounding long-term returns and renewing our commitment to our core investment principles.
On May 31, 2024, we sold a 10% interest in our business for $1.05 billion to a consortium of strategic investors (the “Strategic Investors”), which included institutions, family offices, and alternative asset management industry leaders (the “Strategic Investment”).
We currently manage three primary investment funds, which we refer to as our existing core funds. Our fund investors include retail investors, high net worth individuals, family offices, funds of funds, and institutional investors. Our largest vehicle, Pershing Square Holdings, Ltd. (“PSH”), is a FTSE 100 listed, closed-end investment company publicly traded on the London Stock Exchange and Euronext Amsterdam. With approximately $12.1 billion in Fee-Paying AUM, PSH accounts for approximately 91% of our total Fee-Paying AUM as of December 31, 2023. In addition, we manage two private funds, PSLP and PSINTL, with $743 million and $426 million in Fee-Paying AUM, respectively, as of December 31, 2023.
Our existing core funds each have a similar investment program and generally invest side-by-side with one another, subject to regulatory, tax, liquidity and other considerations applicable to the core funds. Following this offering and the concurrent PSUS IPO, our core funds will include PSUS, which we expect will be our flagship NYSE-listed permanent capital vehicle, which will also pursue our core investment strategy and represents a meaningful expansion of our permanent capital AUM.
Since our founding in 2003, we have also raised capital through seven single-name, co-investment special purpose vehicles (“SPVs”) to increase economic exposure to certain investments. In September 2021, we raised approximately $1.1 billion through PS VII Master, L.P. and its affiliated funds (collectively, “PSVII”) for our investment in Universal Music Group.

Overview of Our Existing Funds

Under the terms of the investment management agreements with the funds we manage, we generate revenues from (i) predictable and recurring management fees based on net asset value (“NAV”), which are paid on a quarterly basis and (ii) annual performance fees based on NAV appreciation above a high water mark. In connection with the Strategic Investment, we implemented an arrangement for the allocation of performance fee revenue pursuant to which we are entitled to the performance fees earned from the first five percentage points of returns net of management fees from certain core funds (the entitlement to such amount, the “Performance Fee Preference”).
PSCM LP pays the Performance Fee Preference out of its realized performance fees (the amounts paid, the “Preferred Performance Fees”). In the event realized performance fees are insufficient to pay some or all of the Performance Fee Preference, the unpaid portion accrues to subsequent crystallization periods. Any performance fees generated annually above the 5% return and remaining after payment of the Preferred Performance Fees (the “Subordinated Performance Fees”) are paid to our investment professionals and other employees. See “Advisory Fees and Compensation—Allocation of Performance Fee Revenue” below and “Executive Compensation—Subsequent Changes to Compensation Arrangements—Variable Compensation Agreement” for additional information.
We believe this Preferred Performance Fee arrangement results in recurring revenue that is less volatile and more predictable than conventional performance fee arrangements employed by other alternative asset managers, while allocating substantial performance fees to compensate, attract and retain investment professionals and other employees. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Components of Our Results of Operation—Income—Performance Fees—Allocation of Performance Fee Revenue.”
Our Core Investment Strategy
Our core investment strategy involves acquiring large minority stakes in high-quality, large-capitalization growth companies during periods in which we believe they have underperformed their potential. At any given time, we intend for our core funds to own a concentrated portfolio of such positions with the expectation of holding each position for multiple years.
This investment approach enhances our ability to operate efficiently as fewer investment professionals are needed to manage a concentrated portfolio consisting of long-term holdings with limited trading activity. Our long-term investment horizon also increases our influence at our portfolio companies, which we believe helps to drive our investment performance. We constructively engage with management teams and boards of directors of our portfolio companies with a goal of accelerating growth, increasing efficiency, improving capital allocation, managing through crises, and/or better positioning companies which we view as underperforming or having unrecognized sources of value generation. As part of our corporate engagement, our investment professionals have from time to time served on the boards of our portfolio companies. Historically, we have shown that we can achieve meaningful influence over companies in which we invest and assist them in creating long-term value, while acquiring ownership stakes at a lower price than the substantial premium that is typically required to be paid to obtain control of a company.
Our collaborative investment process is a defining feature of our firm. Our idea generation process yields more opportunities than we utilize, which allows us to allocate capital to only what we believe to be our best ideas. Investments are originated through a wide range of sources, including our proprietary library in which we continuously track, update and review hundreds of investments that we have considered over time. Our investment professionals have working knowledge of a large number of companies, and are the primary sources of our investment ideas. Each investment idea typically goes through an initial due diligence process conducted by a two-member investment team, at least one of whom typically has relevant industry expertise. The dedicated team conducts initial due diligence, reviews company and industry research, interviews industry experts, and does financial analysis to determine our initial view of a company’s business quality and intrinsic value.
Once sufficient work is completed such that an investment idea meets a threshold of potential viability as an investment, Mr. Ackman, our Portfolio Manager, and/or Mr. Israel, our Chief Investment Officer, also conduct due diligence on the subject company. All investment proposals are formally presented and discussed in meetings with the investment team. We typically begin to acquire positions in approved ideas immediately upon investment team approval. Because compensation for our investment professionals is based on absolute fund performance rather than the performance of any specific investment, our investment professionals are incentivized to deliver long-term overall fund performance.
We complement our core investment strategy by opportunistically utilizing asymmetric hedges both to protect our funds’ portfolios against specific macroeconomic risks and to capitalize on market volatility. In order to generate asymmetric investment ideas, our investment professionals continuously analyze macroeconomic, political, and other global developments, which provide insights into portfolio company performance, as well as topics pertinent to specific existing and prospective portfolio positions. We believe that our individual company research also yields variant macroeconomic insights, making our asymmetric hedging strategy highly synergistic with the research-intensive approach of our core investment strategy.
Our History and Evolution
Throughout our history, we have demonstrated an ability to drive value through active engagement with our portfolio companies and their boards of directors and management teams. In the initial period following our founding in 2003, we focused on transactional activism where we invested in undervalued companies in which we believed substantial shareholder value could be created by our catalyzing corporate events such as spinoffs, strategic asset or corporate transactions, and/or changes in tax or corporate structure. In this initial period, we did not yet have sufficient reputational equity or credibility with management teams, boards of directors, and stockholders to exert influence in the boardroom without transactional activism.
Over time, our approach began to evolve toward deeper long-term active operating engagements. For instance, in 2008, Mr. Ackman joined the board of directors of General Growth Properties, Inc. (“GGP”) and helped to lead a financial restructuring from the perspective and with the influence of an insider including the identification and recruitment of new management for the company. Similarly, in 2010, we recruited the management team and led the creation of The Howard Hughes Corporation, which began as a spinoff of unrelated assets or businesses from GGP. In 2012, we won a proxy fight for control of the board of directors of Canadian Pacific Railway (now known as Canadian Pacific Kansas City), replaced the substantial majority of the incumbent board with our nominees, and then proceeded to recruit a leading industry veteran to lead a turnaround of the company. We believe that these and other such corporate engagements allowed us to steadily establish a reputation and credibility as a preferred partner to portfolio companies and their shareholders, especially during challenging periods and opportunities in these businesses.
Prior to 2014, we primarily raised capital through private funds with periodic redemption rights. One historical impediment to our strategy of long-term corporate engagements was the open-ended nature of our capital base where the liquidity needs of shorter-term fund investors was inconsistent with our long-term investment horizon. In 2014, PSH converted into a closed-end investment company and listed its shares on Euronext Amsterdam with AUM of $6.2 billion to become our first publicly traded permanent capital fund. At that time as of October 1, 2014, 34% of our assets under management for our funds and other investment vehicles was in the form of permanent capital.

Following an investment in 2015 that led to a period of poor investment performance, in 2017, we reflected on the root causes of our underperformance and formulated a turnaround strategy, which we believe has been largely responsible for our track record of substantial outperformance since that time. Our turnaround strategy consisted of four pillars: (1) exiting the problematic investments, which included exiting activist short selling as an investment strategy; (2) restructuring Pershing Square into a smaller investment-centric organization; (3) stabilizing our capital base; and (4) reinforcing the implementation of our core investment principles.
Early in 2018, we announced that we would no longer seek to raise capital for our two open-ended funds, PSLP and PSINTL. Through compounded returns, net of dividends and share repurchases, PSH has grown organically to reach $14.4 billion in AUM as of December 31, 2023. Permanent capital represents 91% of our Fee-Paying AUM as of December 31, 2023. Permanent capital will represent an even greater portion of our AUM following the completion of the PSUS IPO.
Our shift to a permanent capital strategy has enabled us to deemphasize marketing and fundraising efforts, allowing our investment professionals to dedicate substantially all of their business time and attention on the identification, monitoring and oversight of our portfolio companies. Our permanent capital has enabled us to invest with a long-term ownership horizon, as we are no longer beholden to short-term investor capital flows. Our last activist investment was initiated in 2016, and our investment approach is now characterized by constructive and productive corporate engagements. We believe the benefits from our investment strategy evolution are significant, as our current approach focused on long-term constructive engagement is highly scalable while also enabling us to build long-term reputational equity and deliver high rates of return.
Our Market Opportunity
As alternative asset management remains a broadly attractive and growing industry, we believe our differentiated business model positions us to capitalize on favorable market trends:
Greater Equity Market and Single-Name Stock Price Volatility
In recent years, there has been significant equity market and single-name stock price volatility, even for large publicly traded companies. We believe this volatility is due to several factors. The stock market has increasingly been characterized by index funds, which have become effectively permanent owners of a growing percentage of the market capitalization of companies. This large index ownership has increased the impact that short-term, highly leveraged investors can have on price discovery as such investors now comprise a growing percentage of the daily trading of companies. Because these shorter-term investors generally have a low tolerance for mark-to-market losses, large amounts of stock price volatility for even the largest companies that disappoint or surprise investors have become more common. Surprises in macroeconomic data and unexpected geopolitical events have also contributed to market volatility. We believe such volatility is beneficial to concentrated fundamental value investors with permanent capital as it can create attractive buying opportunities coupled with a high degree of share price liquidity.
Democratization of Alternative Investments
Individual investors are expected to be the fastest growing segment among investors allocating to alternative asset classes, and are projected to increase their alternatives allocations from $4 trillion to $13 trillion over the 10-year period from 2022 to 2032. High minimum initial investment commitment requirements and limited liquidity have historically been and in some cases remain barriers for individual investors to invest in alternative investments. We believe we are well positioned to benefit from the democratization of alternative investments as PSUS will not have any minimum initial investment commitment requirements and individual investors, following the PSUS IPO, will be able to purchase PSUS shares directly on the NYSE.
Retail Investor Growth in Public Equity Market Participation
Direct ownership of stocks increased from 15% to 21% of U.S. families between 2019 to 2022, the largest change on record, according to the U.S. Federal Reserve. PSUS, which we expect will be our flagship NYSE-listed permanent capital vehicle, will be our first fund marketed to both U.S. retail and institutional investors.

Our Competitive Strengths
Track Record of Outperformance
We have a strong track record of low-correlated outperformance and resilience driven by investment discipline and constructive engagement with our high-quality portfolio companies as well as our unique asymmetric hedging strategy. Our investment strategy has exhibited relatively low market correlation to the broader equity market (i.e., average returns of the investment strategy have been higher than the broader equity market during times in which the returns of the broader equity market declined and similar to the broader equity market during times in which the broader equity market increased). For example, our strategy has proven to be defensive in down markets, outperforming the S&P 500 during the global financial crisis, the COVID-19 pandemic, and the recent elevated interest rate environment, as illustrated in the graph above titled “Pershing Square Cumulative Net Returns vs. S&P 500.” The chart below presents the annualized net returns an investor who invested in PSH would have experienced from January 1, 2018, the beginning of our current permanent capital era, through December 31, 2023, as compared to the returns such investor would have received had it invested in the S&P 500 during the same time period.
Pershing Square Annualized Net Returns vs. S&P 500
From January 1, 2018 Through December 31, 2023

(1)
Represents the annualized net returns from investing in PSH, after performance fees, management fees and other expenses incurred by the fund. See “—Advisory Fees and Compensation” below for a description of applicable performance fees and management fees. Illustrates the past performance of PSH, and past returns are not indicative of future performance. This performance information is presented in connection with the offering of our common stock and is for illustrative purposes only. It is not the performance record of PSUS and should not be considered a substitute for the performance of PSUS. There can be no assurance that any of our funds will achieve comparable or greater results in the future, or that any of our funds will be able to implement their investment strategy or achieve their investment objective. Our funds’ investments may be made under different economic conditions and may include different underlying investments in the future. Furthermore, PSH and the other funds and accounts managed by us prior to this offering are not registered under the 1940 Act, unlike PSUS, and, therefore, none of them are subject to the investment restrictions, leverage and derivative restrictions, diversification requirements and other regulatory requirements imposed on registered investment companies by the 1940 Act and on regulated investment companies by the Code. If such funds or accounts had been registered under the 1940 Act and/or operated as regulated investment companies under the Code, their respective returns might have been lower and their ability to undertake certain transactions or investments may have been restricted. See the accompanying PSUS Prospectus for additional information about PSUS and the risks associated with an investment in PSUS Shares. The historical performance information presented herein does not reflect the impact of any sales load or transaction fees.

(2)
The S&P 500 is an unmanaged capitalization-weighted index that measures the performance of the large-capitalization segment of the U.S. market. The index includes 500 leading U.S. stocks representing all major industries. The S&P 500 does not reflect any fees, expenses or sales loads. It is not possible to invest directly in the S&P 500 index. The volatility of the S&P 500 presented may be materially different from that of the performance of our funds. In addition, the S&P 500 employs different guidelines and criteria than our funds; as a result, the holdings in our funds may differ significantly from the securities that comprise the S&P 500. The S&P 500 allows for comparison of our funds’ performance with that of a well-known, appropriate and widely recognized index; the S&P 500 is not intended to be reflective or indicative of our funds’ past or future performance.

Permanent Capital with Capital-Light, High-Growth Profile
We are one of only a few publicly traded alternative asset managers that operates with permanent capital representing nearly all of our AUM, with the small remaining balance of our Fee-Paying AUM comprised of investors who have invested with us for many years, typically a decade or more. We define “permanent capital” as capital that is not subject to withdrawal or redemption at the election of the fund investor or stockholder. In contrast to the non-traded “perpetual” capital vehicles sponsored by other alternative asset managers, PSH does not have any redemption provisions or mandatory share repurchase requirements that are at the election of the fund investor or stockholder and has comparatively low distributions as a percentage of NAV. As of December 31, 2023, 91% of our Fee-Paying AUM is permanent capital. Permanent capital will represent an even greater portion of our AUM following the completion of the PSUS IPO.
Composition of Fee-Paying AUM
As of December 31, 2023

We view the stability of our capital base as one of our most important competitive advantages. Permanent capital allows us to take a long-term view and be opportunistic during periods of market volatility, without being exposed to the need to raise capital by selling assets to meet redemptions during such periods. We expect to continue to drive significant organic AUM growth by executing our investment strategy and compounding our capital at high rates of return, in contrast with other asset managers who must rely in large part on frequent fundraising. We believe our permanent capital also enables superior, long-term investment returns and produces a financial profile for the investment manager characterized by steady, predictable and recurring management fees. Importantly, permanent capital has also been and is expected to continue to be a highly attractive talent attraction and retention tool, allowing us to hire and retain top analysts for our investment team, in an industry known for high analyst turnover, as well as high-quality employees throughout our company. Permanent capital is also an excellent recruitment tool when our portfolio companies seek to hire experienced CEOs who greatly prefer the stability afforded by a major long-term shareholder who is not required to seek an exit for its holdings due to investor redemptions or investment term limits due to fund life considerations.
Recurring Fee-Related Earnings Stream
We generate substantially all of our revenue from management fees and performance fees. We have structured the performance fees retained by Pershing Square Inc. to increase the stability and certainty of these future cash flows. In connection with the Strategic Investment, we implemented an arrangement for the allocation of performance fee revenue pursuant to which we are entitled to receive the Performance Fee Preference which is equal to the performance fees we earn from the first five percentage points of returns net of management fees from our core funds. In the event realized performance fees are insufficient to pay some or all of the Performance Fee Preference, the unpaid portion accrues to subsequent crystallization periods.
We believe this Preferred Performance Fee arrangement results in recurring revenue that is less volatile and more predictable than conventional performance fee arrangements, with the result that effectively 100% of our earnings are stable, recurring fee-related earnings. See “—Advisory Fees and Compensation—Allocation of Performance Fee Revenue” below and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Components of Our Results of Operation—Income—Performance Fees” for additional information.

Core Investment Strategy Creates Highly Scalable High-Margin Operating Model with Primarily Fixed Cost Base
Our core funds each have a similar investment program, focused on acquiring long-term, large minority stakes in high-quality, predominantly North American-listed, large-capitalization companies at attractive valuations. The core funds generally invest side-by-side with one another, subject to regulatory, tax, liquidity and other applicable considerations. We view our core investment strategy as an important competitive advantage as we allocate capital only to what we believe to be our best ideas. Our strategy has proven to be highly scalable because fewer investment professionals are needed to manage a concentrated portfolio consisting of long-term holdings with limited trading activity.
We have eight investment professionals managing $17.9 billion in AUM as of December 31, 2023, and believe that we can significantly increase our AUM without materially increasing our headcount, infrastructure or other assets. The result is a high-margin operating model with a primarily fixed cost base (which excludes incentive compensation-related expense which is paid to employees from our Subordinated Performance Fees).
Our business is also inherently minimally capital intensive, apart from investments we make alongside other investors in new funds that we launch. Our core investment strategy has proven to benefit from economies of scale, as long-term, large minority ownership stakes increase our influence at our portfolio companies, which helps drive our investment performance and organic growth in AUM. Our simplified business model also creates operational leverage and reduces traditional enterprise risk, decreases internal competition for resources, allows us to recruit and retain top talent, and keeps our focus on the core principles and culture of the firm.
History of Innovation
Throughout our history, we have complemented our organic growth in AUM with the launch of new funds and vehicles that leverage our core competencies to create large ‘overnight’ (upon the completion of an offering of a new fund) increases in our capital base without requiring significant new investment in infrastructure and operating costs. We have been at the forefront of two pronounced recent shifts in the asset management industry: the democratization of alternative investments and the surge in retail investor participation in public equity markets. For example, in July 2020, our core funds sponsored the largest special purpose acquisition company (“SPAC”) in history, Pershing Square Tontine Holdings, Ltd. (“PSTH”), which raised $4 billion in its initial public offering. We built upon the features of PSTH to create Pershing Square SPARC Holdings, Ltd. (“SPARC”), which we believe to be a more efficient and improved successor to the traditional SPAC. Our registration statement for SPARC became effective on September 29, 2023, and we have begun to pursue potential business combination opportunities for SPARC. The launch of PSUS, which we expect will be our first flagship NYSE-listed permanent capital vehicle, will be our first fund marketed to both U.S. retail and institutional investors.
PSUS IPO Drives Increase in Fee-Paying AUM
The PSUS IPO will materially increase our permanent capital and our Fee-Paying AUM, which drives growth in predictable and recurring management fee revenue and fee-related earnings. PSUS will pursue our core investment strategy enabling it to leverage our existing investment acumen and infrastructure. As a result, we believe the launch and management of PSUS will not require us to increase our fixed cost base, making the additional revenue from PSUS highly accretive to our earnings and cash flows. See “Unaudited Pro Forma Consolidated Financial Information” and the accompanying PSUS Prospectus for additional information on PSUS.
Highly Collaborative Culture and Reputation
We believe our firm’s culture and reputation are fundamental to our success. We have combined investment excellence with a flat organizational structure. Each member of our investment team plays a meaningful role in the construction and management of our portfolio. Our collaborative culture, combined with the strong economics of our business, has resulted in limited turnover over time. Our collaborative culture is also demonstrated in our track record of constructive engagements with boards of directors and management to create stockholder value, which has allowed us to establish a reputation and credibility as a preferred partner to portfolio companies, especially during challenges and opportunities in those businesses. Our track record has also allowed us to build a large retail following. We believe our collaborative culture and reputation have been important drivers of our outperformance since inception.

Alignment of Interests
We believe we have successfully built a business model that aligns our interests with our portfolio companies, fund investors and stockholders. Our employees and their affiliates’ capital invested in our funds totaled $4.3 billion as of December 31, 2023, accounting for approximately 28% of our funds’ NAV, which is substantially higher, both as a percentage and absolute dollar investment, than the typical amount of sponsor investments of other alternative asset manager teams. We also intend to invest $450 million in the PSUS IPO alongside other stockholders and an additional $50 million in a private placement of preferred shares to be issued by PSUS in connection with and upon completion of the PSUS IPO. In addition to these large investments, our employees’ compensation is also tied to aggregate fund performance rather than the performance of any one or more portfolio companies or investments of our funds. Our performance fee revenue allocation arrangement further increases alignment with our fund investors as our investment professionals and employees are generally entitled to participate in the Subordinated Performance Fees, an incentive which is paid only above a minimum 5% annual return net of management fees.
In 2017, we put in place the Long-Term Incentive Compensation Plan (as amended from time to time, the “LTIP”) to further align employees with our long-term investment horizon, which we believe reduces the potential for risky decision-making and drives more sustainable outcomes. Since its adoption, the LTIP has been updated over time to continue to fulfill its purpose while adapting to changes in our organizational structure, including the Holdco Reorganization (as defined below) in 2024. In connection with this offering, the LTIP will be replaced in part by the Management Incentive Plan to continue to align our employees with our long-term investment horizon. For additional information, see “Summary—Reorganization Transactions.”
Our Growth Strategy
We intend to drive long-term shareholder value by pursuing a growth strategy of compounding our permanent capital at high rates of return while opportunistically launching new funds and investment vehicles that leverage our core competencies.
Generating High Rates of Long-Term Returns To Drive Organic Growth in Fee-Paying AUM
Generating high rates of long-term returns is key to our strategy and has been fundamental to our ability to scale our business over time. Since our founding, a long-term investment in our funds has generated substantially superior returns for investors versus an investment in the S&P 500. Our strategy has proven to be highly scalable, because fewer investment professionals are needed to manage a concentrated portfolio consisting of long-term holdings with limited trading activity, and because our long-term, large ownership stakes increase our influence at our portfolio companies, which we believe helps to drive our investment performance.
We view our selective asymmetric hedging strategy as highly synergistic to our core investment strategy and a superior alternative to a large cash position or a continuous hedging program, both of which can be a significant drag on long-term performance. Accordingly, we believe that our core investment strategy complemented by our asymmetric hedging strategy will allow us to continue to compound our permanent capital at high rates of return, creating continued organic growth in our AUM. Because of our high-margin operating model, investment returns increase our operating leverage and our cash earnings, the substantial majority of which we intend to return to stockholders as dividends and/or share buybacks.
Grow AUM Through Launching New Funds and Investment Strategies
Although we benefit from permanent capital that does not require continual replacement of outflows from redemptions and distributions, from time to time throughout our history, we have launched new funds and vehicles that leverage our core competencies and create large ‘overnight’ increases in our capital base without requiring significant new investment in infrastructure and operating costs.
The concurrent initial public offerings of Pershing Square and PSUS typify our approach to accretive growth. Because PSUS also intends to pursue our core investment strategy, we anticipate that the PSUS IPO will drive substantial growth in our permanent capital AUM and fee-related earnings without requiring a material increase in our fixed cost base. We intend to continue to identify and evaluate similar opportunities in the future.

We believe our relatively small current Fee-Paying AUM compared with other publicly traded alternative investment managers and the capacity of our existing team and infrastructure and scalable investment strategy afford us the opportunity for substantial growth from the launch of new funds, which can drive large increases in operating profits and cash flow.
We believe there are a number of attractive opportunities to grow our business in addition to generating strong investment returns, which include launching new funds or vehicles dedicated to asset classes or investment strategies that complement our core funds or leverage our core investment principles and asymmetric hedging strategy. We are well positioned to capitalize on such opportunities as a result of our existing investor base and balance sheet capital. For example, from time to time we have raised capital through SPVs to increase economic exposure to certain investments, as in September 2021 when we raised approximately $1.1 billion through PSVII for our investment in Universal Music Group. In addition, on May 31, 2024, we sold a 10% interest in our business to the Strategic Investors, who are comprised of long-term investors whom we view as potential partners and investors in our future investment vehicles.
We intend to invest $450 million in the PSUS IPO alongside other stockholders and an additional $50 million in a private placement of preferred shares to be issued by PSUS in connection with and upon completion of the PSUS IPO. Following these investments, we expect to have approximately $500 million of cash and cash equivalents, as well as substantial borrowing capacity and free cashflow generation, to further invest in our business and accelerate continued future growth.
Investment Objective
The investment objective of our core funds is to preserve capital and seek maximum, long-term capital appreciation commensurate with reasonable risk. We define risk as the probability of permanent loss of capital, rather than price volatility. Our investment strategy involves the purchase by our funds of large minority (and occasionally controlling) positions in high-quality, large-capitalization, growth companies during periods when they have underperformed their potential. By working with management teams and boards of directors, we seek to assist portfolio companies in creating substantial long-term value. We pursue a long-term investment strategy and do not typically engage in short-term trading in the shares of the portfolio companies in which our funds invest. We make investments on behalf of our funds with the expectation of holding each position for multiple years. At any given time, we intend our core funds to own a concentrated portfolio of positions, although we may, from time to time, increase the number of holdings in the core funds’ investment portfolios as a result of market or economic conditions or due to other considerations.
Consistent with our core investment principles and business strategy, we seek to identify investment opportunities for our funds in high-quality companies that have a number of the characteristics enumerated below. We use these criteria and guidelines in evaluating investments, but may make investments in companies that do not meet all of these criteria.
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Simple, predictable, and free-cash-flow-generative. We generally seek investments in companies with a proven track record of growth and free cash flow generation, and predictable future financial performance that we expect will generate strong, sustainable growth in cash flows over the long term.

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Formidable barriers to entry. We generally seek investments in companies that have long-term sustainable competitive advantages, significant barriers to entry, or “wide moats” around their business, and low risks of disruption due to competition, innovation or new entrants.

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Limited exposure to extrinsic factors. We generally seek investments that are not materially negatively affected by macroeconomic factors, commodity prices, regulatory risks, interest rate volatility and/or cyclical risk.

•	Strong balance sheet. We generally seek investments in companies that are conservatively financed relative to their free-cash-flow generation.
•	Minimal capital markets dependency. We generally seek investments in companies that are not highly reliant on the capital markets to operate and grow their businesses.
•	Large capitalization. We generally seek investments in companies with large enterprise values and significant long-term growth potential.

•	Attractive valuation. We generally seek investments in companies at an attractive valuation relative to our view of the company’s long-term intrinsic value.
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Exceptional management and governance. We generally seek investments in companies that have trustworthy, talented, experienced, and highly competent boards and management teams, but we may also seek investments in other companies where we believe we can be a catalyst for effectuating corporate change through active corporate engagement.

While we are comfortable making investments in a wide range of industries and asset classes, we generally prefer investments in simple businesses or assets that generate cash flows that can be estimated within a reasonable range over the long term. In seeking investment opportunities for our funds, we are willing to accept a high degree of situational, legal, and/or capital structure complexity if we believe that the resulting complexity allows for a bargain purchase.
We generally seek to make investments on behalf of the core funds in three broad categories of opportunities: (i) businesses that generate relatively predictable, growing, free cash flows; (ii) businesses or assets that we believe are significantly undervalued and often have a catalyst to realize value; and (iii) mispriced probabilistic securities or investments where we believe that the market price of a security or other investment under- or over-estimates the probability of a favorable change in interest rates or credit conditions, volatility and movement in markets, exchange rates or commodity prices, the outcome of a legal decision, contract or patent award or such other event that is expected to lead to a significant change in the valuation of such security or investment.
The substantial majority of the core funds’ respective portfolios are typically allocated to a limited number of core holdings principally in companies headquartered in North America and listed in the United States, but occasionally in companies headquartered elsewhere, as was the case with our Universal Music Group investment.
We intend to continue to concentrate the core funds’ assets in a relatively limited number of investments because we believe that (i) there are a limited number of attractive investments available in the marketplace at any one time and (ii) investing in a relatively modest number of attractive investments about which we have detailed knowledge provides a better opportunity to deliver superior, risk-adjusted, long-term returns when compared with a highly diversified portfolio of investments we can know less well.
While we typically pursue a long-term investment strategy for our core funds, our core funds may also make short sale investments that offer absolute return opportunities. In addition, the core funds may short individual securities to hedge or reduce our long exposures. We also opportunistically utilize hedges both to protect the investment portfolios of our core funds against specific macroeconomic risks and to capitalize on market volatility. We generally structure these asymmetric hedges using derivative investments where the amount of capital at risk is finite (an amount which typically represents a small, single-digit percentage of a fund’s total assets), with the potential to earn large multiples of the invested capital if the identified risk or macro event occurs. This hedging strategy offers the potential for profits which occur when unexpected market-disrupting events take place. Alternatively, profitable hedges may decline in value if the identified risk abates before a fund has exited the hedge. We intend to reinvest profits from such asymmetric hedges during periods of market disruption by increasing the investment of the core funds in common stocks, as valuations of common stocks generally decline during market disruptions. We believe this opportunistic hedging strategy is a superior alternative to holding a large cash position or maintaining a continuous hedging program, which can be a significant drag on long-term performance.
We have no overarching strategy or asset allocation model that specifies what percentage of the core funds’ portfolios should be invested in each investment category. Rather, cash, cash equivalents, and/or U.S. Treasuries are generally the default investment choices until we identify new opportunities. The core funds’ allocations among different investment categories are a function of their potential risk and reward compared with available opportunities in the marketplace. Accordingly, the core funds may hold significant cash balances on an ongoing basis.
We believe that investments that meet the investment objective of our core funds are often found in companies undergoing significant changes in strategy, capital structure, corporate governance, management, legal exposure, corporate form, stockholder composition and control, liquidity and financial condition, and in companies that are affected by external changes in the economic and political environment, including changes in the relevant tax code. We also believe that investment opportunities that meet our core funds’ investment objective may at times occur in misunderstood companies, distressed securities, companies in or exiting bankruptcy, spin-offs, rights offerings, liquidations, companies for which litigation is a major asset or liability, under-followed small and mid-capitalization companies and other special situations.
In certain situations, if we believe the potential for reward justifies the commitment of time, energy and capital, we may seek to be a catalyst to realize value from an investment by taking an engaged role in effectuating corporate change, either working alone or in conjunction with management and/or other investors. We believe that these techniques can both accelerate and maximize the realization of value from an investment and that constructive engagement with portfolio companies enables us to effectuate change without paying a control premium. For more than 20 years, we have accumulated significant experience in engaging with portfolio companies and guiding management teams, boards of directors and other stockholders through strategic and operational changes and restructurings. We believe that our successful track record and reputation as a positive catalyst enhances our ability to create substantial long-term value.
The core funds will not make an initial investment in the equity of companies whose securities are not publicly traded (i.e., private equity) but may invest in privately placed securities of public issuers and publicly traded securities of private issuers. Notwithstanding the foregoing, it is possible that, in limited circumstances, public companies in which the core funds have invested may later be taken private and we may make additional investments in the equity or debt of such companies. The core funds may make investments in the debt securities of a private company, provided that there is an observable market price for such debt securities.
We generally implement substantially similar investment objectives, policies and strategies at each of the core funds. Allocation of investment opportunities is typically made in a manner determined by us in our sole discretion, after taking into account (i) the “target allocation” to a particular strategy, geography, sector or other relevant characteristics of the subject opportunity, (ii) target levels of diversification of the relevant fund, and (iii) other factors that we believe in our sole discretion are relevant under the circumstances, including cash balances, liquidity requirements of a fund or anticipated cash flows, tax considerations and regulatory restrictions that would or could limit a fund’s ability to participate in the proposed investment opportunity or require that a fund maintain a level of diversification, including requirements applicable to PSUS under the 1940 Act and the Code.
The leverage strategy we have employed for our funds has historically involved accessing a modest amount of low-cost, long-term, covenant-light, investment grade debt for certain of our funds. Historically, we have only agreed to debt incurrence covenants for our funds at thresholds well above the amount of leverage such funds intend to use in their strategy and have generally not used any margin borrowings for the funds we manage. Since inception PSH has raised approximately $3.4 billion in investment grade bonds. PSUS similarly may issue debt securities or preferred shares if it believes that market conditions would be conducive to the successful implementation of a leveraging strategy through such issuances, as described in the accompanying PSUS Prospectus. The ability of PSH and PSUS to execute their leverage strategies depend on their ability to access sufficient sources of debt financing at attractive rates. The absence of available sources of sufficient debt financing at attractive rates for extended periods of time could therefore materially and adversely affect PSH and/or PSUS.
We take a concentrated, research-intensive, fundamental value approach to investing across our core funds. Our research process is based on detailed bottom-up analysis, although we include top-down factors in our overall analysis (e.g., how will a company be impacted by a downturn in the economy, a rise or fall in interest rates, etc.). Typically, we establish a limited number of new investment positions per year, from a large number of potential investment opportunities reviewed by the investment team. After identifying appropriate subsets within this broad initial review, the investment team discusses these potential investments to further refine and limit its focus. Once a potential investment is deemed sufficiently promising, the investment team typically performs additional research involving the analysis of public filings and extensive secondary sources and analyzes the historical record of the potential investment, looking for sources of comparable data on both public and private companies. We believe individual company research can also yield variant macroeconomic insights allowing us to opportunistically structure asymmetric hedges both to protect the investment portfolios of our core funds against specific macroeconomic risks and to capitalize on market volatility. Our Founder is the ultimate decision maker for all investment positions. Mr. Israel is our Chief Investment Officer.
Our Founder, Mr. Israel and the other investment professionals work as a team. Analysts are generalists and work in small teams on every investment in the portfolio. These teams are fluid and change from investment to investment depending on the availability of resources as well as the specific knowledge and interests of the analysts. All analysts, including those not directly responsible for a specific security, are expected to ask questions, challenge investment theses and voice opinions about investments in the portfolio. We believe that this process results in ideas being thoroughly vetted prior to making an investment, and carefully monitored once in the portfolio. In addition to a weekly investment team meeting at which the entire portfolio and potential new investments are discussed, analysts meet informally throughout each day.
Risk Management
We define investment risk as the probability of a permanent loss of capital rather than price volatility. We do not use formulaic approaches to risk management. Instead, risk management is integrated into the portfolio management process. Our primary risk management tool is the extensive research we complete prior to an initial investment by the funds. The factors we consider in assessing long investment opportunities include:
•	volatility/predictability of the businesses;
•	correlation with macroeconomic factors;
•	financial leverage;
•	defensible market positions; and
•	discount to intrinsic value.
We do not have a formulaic approach in evaluating correlations between investments, but we are mindful of sector and industry exposures and other fundamental correlations between the businesses in which we invest.
As part of our strategy to mitigate investment risk, we seek to invest the substantial majority of the core funds’ capital in high-quality, low-leverage, North American, large-cap companies. Accordingly, the primary risks in the core funds’ portfolio are company specific risks which are managed through investment selection and due diligence. The public nature of the investments in the core funds’ portfolio and portfolio concentrations allows us to monitor and evaluate every investment on a daily basis.
We seek to limit the core funds’ exposure to the risks that may be associated with the use of financial leverage and short sales. As described above, we also seek to opportunistically utilize asymmetric hedges to protect the investment portfolios of our core funds against specific macroeconomic risks. In addition to our asymmetric hedging strategy, the core funds may also use derivatives, including equity options, in order to obtain security-specific non-recourse leverage in an effort to reduce the capital commitment to a specific investment, while potentially enhancing the returns on the capital invested in that investment. The core funds may also use derivatives, such as equity and credit derivatives and put options, to achieve a synthetic short position in a company without exposing a fund to some of the typical risks of short selling, which include the possibility of unlimited losses and the risks associated with maintaining a stock borrow. The core funds generally do not use total return swaps to obtain leverage, but rather to manage regulatory, tax, legal, share ownership restrictions, or other issues. PSUS’s use of derivatives is subject to compliance with Rule 18f-4 under the 1940 Act.
To mitigate credit risk arising in connection with trading in financial instruments, we seek to have the funds enter into transactions only with reputable counterparties that we believe to be creditworthy. We hedge counterparty risks via cash, U.S. Treasurys, short-term U.S. Treasury money market funds collateral, and through the use of credit default swaps.

The Funds
Our wholly owned subsidiary, PSCM LP, serves as the investment manager of PSH, PSUS, our private funds and our other investment vehicles.
The following table provides an overview of the funds and our other investment vehicles:

Fund(1)(2)	Launch Date	Assets Under Management as of December 31, 2023	Availability
PSH	December 31, 2012	$14,415 million	Shares traded on Euronext Amsterdam and London Stock Exchange
PSINTL	January 1, 2005	$592 million	Open but not actively marketing
PSLP	January 1, 2004	$1,384 million	Open but not actively marketing
PSUS	*	—	Shares to be traded on the NYSE following the PSUS IPO
Core Funds		$16,391 million
PSVII	September 2021	$1,821 million	Not open to new investors
Total AUM		$17,910 million
Total Fee Paying AUM		$13,298 million
*	PSUS will commence investment operations concurrently with the consummation of the PSUS IPO.
(1)	There are no separately managed account arrangements, and we do not manage any proprietary accounts.
(2)
Employees are permitted to invest in PSLP, PSINTL and PSH. Employee investments in PSLP and PSINTL are subject to quarterly liquidity and are not charged any management or incentive fees, and we have historically rebated the management and performance fees charged to PSH shares held by our employees and their affiliates. In 2023, we rebated 100% of our employees’ and their affiliates’ fees. Following the Holdco Reorganization, we ceased to provide these rebates, which were instead continued by PS Partner Group and VariableCo. Following this offering, PS Partner Group and VariableCo will no longer rebate the fees of employees invested in PSH. See “Certain Relationships and Related Person Transactions—Other Transactions—Fee Waivers and Rebates.”

The table below presents the AUM and Fee-Paying AUM of our core funds for the last five years:

Assets Under Management ($ in millions)
As of December 31,	2019	2020	2021	2022	2023
PSH(1)	$7,120.6	$11,152.5	$14,409.1	$12,215.2	$14,414.6
PSLP	$726.5	$903.5	$1,472.0	$1,216.8	$1,384.3
PSINTL	$725.7	$510.0	$628.7	$519.6	$591.7
Core Funds	$8,572.9	$12,566.0	$16,509.8	$13,951.5	$16,390.6
PSH
YoY Change:		56.6%	29.2%	-15.2%	18.0%
Cumulative Change:					102.4%
Compounded Annual Growth Rate:					19.3%
Core Funds
YoY Change:		46.6%	31.4%	-15.5%	17.5%
Cumulative Change:					91.2%
Compounded Annual Growth Rate:					17.6%

Fee-Paying AUM ($ in millions)
As of December 31,	2019	2020	2021	2022	2023
PSH(2)	$5,720.6	$9,052.5	$11,409.2	$9,879.9	$12,062.6
PSLP	$609.9	$667.4	$734.9	$634.5	$742.6
PSINTL	$716.9	$495.5	$396.6	$332.6	$426.0
Core Funds	$7,047.5	$10,215.4	$12,540.7	$10,847.0	$13,231.2
PSH
YoY Change:		58.2%	26.0%	-13.4%	22.1%
Cumulative Change:					110.9%
Compounded Annual Growth Rate:					20.5%
Core Funds
YoY Change:		45.0%	22.8%	-13.5%	22.0%
Cumulative Change:					87.7%
Compounded Annual Growth Rate:					17.1%

(1)	PSH’s AUM reflects bonds outstanding of €500 million (translated into USD at the prevailing exchange rate at the reporting date) plus $1.8 billion.
(2)	PSH's Fee-Paying AUM does not reflect the bonds outstanding as described in footnote 1.
Pershing Square SPARC Holdings, Ltd.
We are the non-member manager of Pershing Square SPARC Sponsor, LLC (“SPARC Sponsor”), which is the sponsor entity of Pershing Square SPARC Holdings, Ltd. (“SPARC”). PSH and our private funds are the non-managing members of SPARC Sponsor. On September 29, 2023, the SEC declared effective a registration statement on Form S-1 filed by SPARC relating to the proposed issuance and distribution of subscription warrants to purchase common stock of SPARC, referred to as “SPARs.” SPARC has since begun to pursue potential business combination opportunities with private, high-quality, growth companies.
Pershing Square USA, Ltd.
Our wholly owned subsidiary, PSCM LP, serves as the investment manager of Pershing Square USA, Ltd., a non-diversified, closed-end investment company that is registered under the 1940 Act. On    , PSUS filed with the SEC a registration statement on Form N-2 relating to the proposed distribution (including the issuance to us and resale by us) of its common shares of beneficial interest. Please refer to the accompanying PSUS Prospectus for more information about PSUS.
In connection with the Strategic Investment, Pershing Square Holdco, L.P. entered into a master transaction agreement with the Strategic Investors and other parties thereto (the “Strategic Investment Agreement”). Under the terms of the Strategic Investment Agreement, we agreed to, unless otherwise approved by the Board, (i) make an investment in the PSUS IPO in an amount equal to the lesser of (a) $500,000,000 and (b) an amount that would result in our and our affiliates’ owning 4.9% of the outstanding voting securities of PSUS immediately following the PSUS IPO and (ii) maintain such investment (or substantially equivalent economic position) for at least 10 years following the consummation of the PSUS IPO, unless prohibited by applicable law (the “Anchor Investment”). We have subsequently approved modifications to the Anchor Investment to provide for an investment by us (i) in an amount up to $700,000,000 in the PSUS IPO and (ii) in an amount equal to $50,000,000 in a private placement of preferred shares to be issued by PSUS in connection with and upon completion of the PSUS IPO, in each case even if such investments result in ownership of more than 4.9% of the outstanding voting securities of PSUS immediately following the PSUS IPO.
We will be paid a quarterly management fee equal to 0.5% (2.0% on an annual basis) of the net asset value of PSUS, payable in advance at the beginning of each quarter. We are not entitled to any type of performance fee or incentive allocation from PSUS.

Advisory Fees and Compensation
Our primary source of income comes from the management and performance fees derived from the funds. A brief summary of these fees is provided below.
PSH
Management Fee
We are generally paid a quarterly management fee equal to 0.375% (1.5% on an annual basis) of the Net Asset Value, before any accrued performance fees, of fee-paying shares of PSH, payable in advance at the beginning of each quarter.
Performance Fee
We receive a “variable performance fee” from PSH in an amount equal to (i) 16% of the gains attributable to each share of PSH (the “16% performance fee”), minus (ii) the “additional reduction” (as defined below). The variable performance fee is payable upon the occurrence of crystallization events, which include December 31 of each year and PSH’s payment of a dividend. Any 16% performance fees paid in connection with dividends are pro-rated to reflect the ratio of the dividend to PSH’s Net Asset Value at the time the dividend is paid. Accordingly, no variable performance fee can be higher than the 16% performance fee but it may, as a result of the additional reduction, be lower (although it can never be a negative amount).
The “additional reduction” is an amount equal to the lesser of the 16% performance fee and the “potential reduction amount” (as defined below).
The “potential reduction amount” is a notional amount equal to (i) 20% of the aggregate performance fees and allocation earned by us and our affiliates for the same calculation period on the gains of other current and certain future funds managed by us or any of our affiliates (including PSLP and PSINTL) plus (ii) 20% of any management fees earned from certain future funds that do not have performance fees or allocations as part of their terms (including, following the PSUS IPO, PSUS), plus (iii) if the potential reduction amount in respect of the previous calculation period was not fully utilized in reducing the variable performance fee for that period, the amount not utilized (which is in effect carried forward).
For purposes of calculating the variable performance fee, “gains” refer to the net realized and unrealized increase (if any) in the Net Asset Value attributable to the relevant shares (calculated before giving effect to the variable performance fee) above a high water mark applicable to such shares, that in each case have accrued at the relevant crystallization event.
A “high water mark” with respect to any share of PSH is the highest Net Asset Value attributable to that share at the end of any period (typically, each December 31 and any other crystallization event outside of a dividend payment) for which a performance fee is paid, provided that in the circumstances where PSH pays a dividend, the high water mark will be reduced by the percentage of the Net Asset Value represented by such dividend. The high water mark for the shares at the end of any period is calculated after the Net Asset Value per share is reduced by the management fee and the variable performance fee, in each case accruing at, or before, the relevant crystallization event.
PSLP
Management Fee
We are generally paid quarterly a management fee equal to 0.375% (1.5% on an annual basis) of the Net Asset Value, before any accrued performance allocation, of the capital accounts relating to each limited partner of PSLP, payable in advance at the beginning of each quarter and prorated for any partial quarter. We have waived, and may in the future waive, in our sole discretion the management fee with respect to the capital accounts of our Founder and other personnel and their affiliates and certain other investors, including accounts related to Pershing Square Foundation and other donor advised funds associated with our personnel. As of December 31, 2023, the Fee-Paying AUM of PSLP was 54%.

Performance Fee
The general partner of PSLP, PSGP, is entitled to a performance allocation of (1) 20% in respect of those limited partners who elect upon subscription to be subject to such 20% performance allocation, and (2) 30% above an annual 5% hard hurdle (non-cumulative) in respect of those limited partners who elect upon subscription to be subject to such 30% performance allocation, in each case reduced by loss carry forward accounts (if any). Although we do not have any direct equity interests in PSGP, a portion of the performance allocation earned from PSLP is available to offset the variable performance fee we receive from PSH pursuant to the “potential reduction amount” described above under “—PSH—Performance Fee.”
PSINTL
Management Fee
We are generally paid quarterly a management fee equal to 0.375% (1.5% on an annual basis) of the Net Asset Value, before any accrued performance fee, of each series of fee-paying shares of PSINTL, payable in advance at the beginning of each quarter and prorated for any partial quarter. We have waived, and may in the future waive, in our sole discretion, the management fee with respect to the capital accounts of our Founder and other personnel and their affiliates and certain other investors, including accounts related to Pershing Square Foundation and other donor advised funds associated with our personnel. As of December 31, 2023, the Fee-Paying AUM of PSINTL was 72%.
Performance Fee
We receive a performance fee from PSINTL with respect to the fee-paying series of shares of PSINTL (Classes A, C, D, E and G). Stockholders in Classes A, C, D and E, which each have different redemption rights, pay us a performance fee equal to 20% of the increase, if any, in the Net Asset Value (before performance fees) of each series of each class of shares, during each fiscal year, above the Net Asset Value thereof for the fiscal year with respect to which a performance fee was most recently payable. Stockholders in Class G pay us a performance fee equal to 30% above an annual 5% hard-hurdle (non-cumulative), and are otherwise subject to the same management fee arrangements as those stockholders in Classes A, C, D and E. Stockholders in Class F are our affiliates or charitable entities directed, supported, or controlled by our employees or affiliates, and are not charged a management fee or performance fee.
The performance fee is calculated based on both realized gains and losses and unrealized appreciation and depreciation of securities held in PSINTL’s portfolio, calculated on a series-by-series basis. A separate series is issued for each subscription for shares.
PSVII
Management Fee
We are generally paid quarterly a management fee equal to 0.0625% (0.25% on an annual basis) of the balance of each capital account, payable in advance at the beginning of each quarter and prorated for any partial quarter. However, with limited exceptions, we have waived the management fee with respect to the capital accounts of most of the investors of PSVII. In addition, we have waived, and may in the future waive, in our sole discretion the management fee with respect to the capital accounts of our Founder and other personnel and certain other persons, including accounts related to Pershing Square Foundation and other donor-advised funds associated with our personnel. As of December 31, 2023, the Fee-Paying AUM of PS VII Master, L.P. was 6%.
Allocation of Performance Fee Revenue
In connection with the Strategic Investment, we implemented an arrangement for the allocation of performance fee revenue as between us and our investment professionals among others. Pursuant to this arrangement reflected in the VCA, for each crystallization period, we are entitled to receive the following amounts with respect to certain funds we manage (the entitlement to each such amount, our “Performance Fee Preference” with respect to the applicable fund): (i) with respect to PSH, an amount equal to the 16% performance fee that would have been earned if PSH had experienced a “net of management fee” return of 5% per annum above its high water mark; and (ii) with respect to certain other funds subject to the VCA (currently only PSINTL), an amount equal to the applicable performance fee that would have been earned if such fund had experienced a “net of management fee” return of 5% per annum above its high water mark minus any offsettable performance fees which with respect to any fund refers to the portion of such performance fee that would offset performance fees payable by PSH as described above.
The calculation of our Performance Fee Preference for any fund is not dependent on the actual amount of performance fees earned from such fund. However, the amount actually distributed to us from PSCM LP in respect of the Performance Fee Preference (the payment of such amount, the “Preferred Performance Fees”) will be limited by the performance fees (and applicable offsetting fees) that PSCM LP actually receives from the applicable fund. In the case of PSH, PSCM LP’s performance fees are subject to a fee offset arrangement, as described above, that reduces the amount of performance fees paid by PSH based on management fees and performance fees earned from certain other funds, and a portion of such offsetting fees will be made available by PSCM LP to pay the Preferred Performance Fees with respect to PSH or will be paid to VariableCo as Subordinated Performance Fees in case of any applicable excess above the payment of the Preferred Performance Fees with respect to PSH. Any portion of our Performance Fee Preference with respect to a fund that is not paid in a given period will cumulate to the next period’s Preferred Performance Fees until paid. For further information, see “Executive Compensation—Subsequent Changes to Compensation Arrangements—Variable Compensation Agreement” and “Executive Compensation—Compensation Arrangements To Be Adopted in Connection With This Offering—Variable Compensation Agreement and Variable Profits Interest.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Components of Our Results of Operation—Income—Performance Fees—Allocation of Performance Fee Revenue” for an illustration of this arrangement for the allocation of performance fee revenue over the five-year period ending December 31, 2024.
Other Investment Funds
We may offer other investment funds, including co-investment opportunities alongside the funds, to third parties selected by us in our sole discretion, including certain existing investors of the funds and/or the existing other investment funds. Co-investment opportunities may be made available through limited partnerships, limited liability companies or other special-purpose entities formed to make such investments, such as PSVII, which was formed for the purpose of investing in the securities of Universal Music Group. The terms will vary from product to product and will be determined at their establishment.
Termination of Investment Management Agreements and Key Man Protection
PSH
Our investment management agreement with PSH may be terminated by PSH as of December 31 of each year upon four months prior notice. In addition, any assignment by us, or any event that may be deemed an assignment, of the PSH investment management agreement under the Advisers Act, would require the consent of PSH. PSH is managed by a majority-independent board of directors that is elected by its stockholders. Any decision by the PSH board to terminate the investment management agreement or to withhold consent to an assignment under the Advisers Act would only be effective if 66 2/3% of the voting shares and 66 2/3% of the public shares of PSH support such decision. Our Founder and certain other members of our management team directly or indirectly hold public shares of PSH that represented approximately 27% of the outstanding public shares of PSH at December 31, 2023. As a result, a decision to terminate the investment management agreement by record holders as of such date would have required the affirmative approval of 91% of the remaining outstanding public shares.
Additionally, under the indentures for certain senior notes issued by PSH (the “legacy notes”), if a Key Man Event (defined as Mr. Ackman’s death, permanent disability or withdrawal as managing member of the general partner to PSCM LP) occurs, the specified debt to capital ratio in the debt covenant is reduced from 1.0 to 3.0 to 1.0 to 4.0. If at the time of the Key Man Event, PSH’s debt to capital ratio is above 1.0 to 4.0, PSH will be required to either reduce its debt or issue additional equity to meet the new 1.0 to 4.0 ratio within 180 days, which may require PSH to liquidate certain of its positions to generate cash to meet the new ratio. If the Key Man Event covenant requires a reduction in existing leverage to meet the new 1.0 to 4.0 ratio, the outstanding legacy notes become callable at 101% of par in the amount necessary to achieve the required debt to capital ratio and the Company may select which notes to redeem. We have historically limited our debt to capital ratio to a 33.0% threshold but have never exceeded 25.0%. As of December 31, 2023, PSH had a debt to capital ratio of 16.5% and an average ratio of 18.7% since PSH’s first debt issuance.
PSUS
Our investment management agreement with PSUS may be terminated as a whole at any time by PSUS, without the payment of any penalty, upon the vote of a majority of the PSUS Board or a majority of the outstanding voting securities of PSUS or by us, on 60 days’ written notice by either party to the other, which can be waived by the non-terminating party. In addition, our investment management agreement with PSUS will terminate automatically in the event of its “assignment” (as such term is defined in the 1940 Act). Five of the six trustees of the PSUS Board are not “interested persons” of us or PSUS for purposes of Section 2(a)(19) of the 1940 Act and are “independent,” as determined by the PSUS Board. Following the PSUS IPO, subject to certain exceptions, the PSUS Board will be elected by PSUS’s public stockholders. Pursuant to the requirements of the 1940 Act, at least 40% of the trustees serving on the PSUS Board at any time must not be “interested persons” of us or PSUS.
PSLP and PSINTL
A “Key Man Event” is deemed to occur upon Mr. Ackman’s death or permanent disability. During the 90-day period following notice of a Key Man Event, subscriptions and redemptions will not be permitted. In certain circumstances following a Key Man event, limited partners or stockholders, as the case may be, of each fund may redeem all or some of their shares without being subject to the 20% Net Asset Value threshold, as described more fully in the funds’ articles of association, and without being charged any redemption fees, other than the amount necessary to cover any extraordinary expenses associated with such redemption.
Technology and Cybersecurity
Our business relies heavily on technology to support its operational, financial and information needs, and we consider our information security program a key component of our approach to risk management.
We have developed a comprehensive information security program in accordance with guidelines published by the National Institute of Standards and Technology, the International Organization for Standardization, industry practice and regulatory guidance applicable to us as an investment manager and commodity pool operator of the funds. In implementing and maintaining our program, we evaluate the risk of internal and external threats to and vulnerabilities of our information and technology systems, including inadvertent alteration or destruction of electronic data; network inaccessibility; unauthorized access to our data; viruses and malware; loss, destruction or theft of critical hardware; interception and compromise of electronic transmissions; and inadequate policies and procedures of third-party service providers.
To address these risks, our information security program is focused on the following key areas:
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Governance. Our Information Security Committee, led by members of our management team, meets semi-annually and as needed to assess information security-related risks to our business, oversee the implementation of our information security controls, policies and procedures, and review their effectiveness. Our board of directors receives regular updates on our information security operations.

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Technical controls. We deploy a variety of robust controls as part of our information security program including network and network storage configuration requirements, encryption of sensitive data, access controls, user identification and multi-factor authentication, firewalls, intrusion prevention and detection systems and anti-malware functionality.

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Supervision of service providers. We have implemented a risk-based approach to identify, oversee and mitigate risks presented by third parties with access to our information, as well as the risks to our business posed by cyber incidents affecting third-party systems.

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Assessment and testing. We evaluate the effectiveness of our policies and controls through regular third-party assessments and simulation exercises and use internal and external cyber penetration testing to identify critical vulnerabilities. We adjust our cybersecurity policies and controls as necessary based on the information provided by these reviews.

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Incident response. We maintain incident response and recovery plans to facilitate the detection and assessment of cyber incidents and to guide our response to a cybersecurity incident, and we conduct incident simulations on a regular basis.

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Training and awareness. We provide regular, mandatory information security training for all personnel on our information security program and how to avoid common cyber-attacks. Specialized training is provided to personnel whom we identify as vulnerable to simulated threats.

For a discussion of how risks from cybersecurity threats could affect our business, see “Risk Factors—Risks Related to Our Business and Industry—Cybersecurity and data protection risks could result in the loss of data, interruptions in our business, and damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations.”
Regulation and Compliance
Our business is subject to extensive regulation, including periodic examinations and regulatory investigations, by governmental and self-regulatory organizations in the jurisdictions in which we operate around the world. The level of regulation and supervision to which we are subject to varies from jurisdiction to jurisdiction and is based on the type of business activity involved.
We have operated for years within a framework that requires our being able to monitor and comply with a broad range of legal and regulatory developments that affect our activities, and we take our obligation to comply with all such laws, regulations and internal policies seriously. We, in conjunction with our outside advisors and counsel, seek to manage our business and operations in compliance with such regulation and supervision. Our reputation depends on the integrity and business judgment of our employees, and we strive to maintain a culture of compliance throughout the firm. Rigorous legal and compliance analysis of our businesses and investments is important to our culture. We strive to maintain a culture of compliance through the use of policies and procedures, such as our code of ethics, compliance systems, and education and training for our people. We maintain and follow policies and procedures that are tailored to our business to facilitate compliance with the Advisers Act and other securities laws.
Our compliance team is composed of eight experienced and dedicated professionals who seek a strong, committed and globally consistent compliance culture throughout our Company. The compliance team’s reporting line is independent of the investment team it supports and ultimately reports to our Chief Legal Officer & Chief Compliance Officer. The compliance team conducts regular reviews to monitor whether procedures are performed appropriately and conducts an annual review of the adequacy and implementation of all compliance policies and procedures. In addition, we have retained a third-party compliance advisor for assistance with ongoing compliance monitoring (including carrying out focused quarterly reviews on our behalf) and as a consultant with respect to compliance-related issues.
United States
In the United States, PSCM LP is registered with the SEC as an investment adviser under the Advisers Act. As a registered investment adviser, we are subject to the requirements and regulations of the Advisers Act. Such requirements relate to, among other things, fiduciary duties to advisory clients, maintaining an effective compliance program and code of ethics, investment advisory contracts, solicitation agreements, conflicts of interest, recordkeeping and reporting requirements, disclosure requirements, advertising and custody requirements, political contributions, limitations on agency cross and principal transactions between an adviser and advisory clients and general anti-fraud prohibitions. In addition, as a registered investment adviser, we are subject to routine periodic and other examinations by the staff of the SEC. The Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities if it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations and other censures and fines.
PSCM LP is also registered with the CFTC as a commodity pool operator under the Commodity Exchange Act with respect to certain funds. We rely on the CFTC’s Regulation 4.7(b) (“Regulation 4.7”) exemption with respect to PSINTL and PSLP. Under the exemption provided by Regulation 4.7, we are not required to file any offering memorandum with the CFTC, and the CFTC will not pass upon the merits of participating in a pool or upon the adequacy of accuracy of an offering memorandum. Nonetheless, commodity pool operators and commodity trading advisors that qualify for relief under Regulation 4.7 remain subject to certain disclosure, reporting and recordkeeping requirements. We do not rely on any exemption with respect to PSH. We expect to rely on CFTC Rule 4.12(c)(3) with respect to PSUS, which allows for “substituted compliance” with respect to certain CFTC recordkeeping, reporting and disclosure requirements. As a result, we will not be subject to certain aspects of the CFTC’s rules ordinarily applicable to CPOs, including the specific disclosure requirements under CFTC rules in connection with our management of PSUS. However, the CPO of a registered investment company with less than three years of operating history, such as PSUS, is required under Rule 4.12(c)(3) to disclose the performance of all accounts and pools that are managed by the CPO and that have investment objectives, policies and strategies substantially similar to those of the newly-formed registered investment company.
The EU AIFMD and the UK AIFM Law
We have registered certain of our funds for marketing in the United Kingdom (“UK”) and are therefore subject to the UK Alternative Investment Fund Managers Regulations 2013 as amended from time to time (the “AIFM Law”). Additionally, we have registered certain of our funds for marketing under national laws implementing the EU’s Alternative Investment Fund Managers Directive (the “AIFMD”) in Finland, Sweden, Belgium and the Netherlands. As Pershing Square Inc.’s source of income derives from the management of these funds by one or more subsidiaries, the costs of complying with the AIFMD and the AIFM Law may impact this income and the AIFM Law and the AIFMD may have an adverse effect on the continued operation of our funds where interests are offered to or placed with investors in the European Economic Area (the “EEA”) and the UK. The AIFMD and the AIFM Law are complex and key aspects of it remain subject to interpretation, as well as continuing reform and update.
The AIFMD and the AIFM Law impose significant regulatory requirements on alternative investment fund managers (“AIFMs”), operating within the EEA and the UK, as well as prescribing certain conditions with regard to regulatory standards, cooperation and transparency that need to be satisfied for non-EU and non-UK AIFMs to market alternative investment funds (“AIFs”) into EEA Member States and the UK (such as those of our funds which have been registered to market under AIFMD and the AIFM Law). In order to market one of our AIFs to investors in the EEA or the UK, the non-EEA and non-UK investment adviser of that AIF is required to comply with the marketing conditions in the AIFMD or the AIFM Law (as applicable) and any additional national restrictions, assuming that national private placement is available. The AIFMD and the AIFM Law conditions are, broadly, that the AIFM complies with specific notification or registration requirements and certain additional transparency requirements requiring disclosures to investors in the AIF and to EEA or UK regulators, such as annual reporting and regulatory filing requirements; the AIFM complies with requirements relating to the acquisition of substantial stakes in EEA or UK companies; and the jurisdictions in which the non-EEA or non-UK AIFM and the relevant AIF are organized satisfy certain conditions with regard to regulatory standards, cooperation and transparency.
A non-EEA or non-UK investment adviser, such as ourselves, is not required to comply with all of the requirements set out in the AIFMD or the AIFM Law. Accordingly, and subject to the below, investors in our funds may not receive the full protections or benefits available under AIFMD or the AIFM Law, which would otherwise be available to investors in an EEA or UK AIF managed by an EEA AIFM or UK AIFM.
Directive (EU) 2024/927 (“AIFMD II”), amending the AIFMD in the EU, was published in the Official Journal of the European Union on 26 March 2024 and entered into force on 15 April 2024. EU member states will have until 16 April 2026 to implement AIFMD II.
AIFMD II will amend or introduce provisions under the AIFMD including: regulatory reporting requirements, investor disclosures, prohibitions on AIFs or AIFMs being established in certain high-risk jurisdictions for AML purposes, licensing permissions for AIFMs, governance requirements and delegation. These will primarily affect fund managers established and licensed in the EEA. By virtue of their registrations to market under AIFMD in the EEA, it is possible that certain of our funds may be affected by the prohibitions on AIFs or AIFMs being established in certain high-risk jurisdictions for AML purposes, changes to investor disclosures and reporting requirements. The implementation of AIFMD II could have a negative impact on us including, but not limited to, increasing costs borne by us or our funds to ensure compliance with it, with these increased costs reducing any income paid to the Company.

By virtue of their registrations to market under AIFMD and the AIFM Law, certain of our funds may also be required to comply with limited parts of other EU and UK regulation such as the GDPR. For a discussion of how risks in relation to compliance with applicable data protection and privacy laws and regulations, such as the GDPR, affect our business, see “Risk Factors—Risks Related to Our Business and Industry—Failure or alleged failure to comply with applicable data and privacy laws and regulations could subject us to ongoing costs and, in some cases, fines and reputational harm.”
The EEA EMIR and UK EMIR
Certain of our funds trade OTC derivatives with counterparties in the EU and the UK. Regulation (EU) No 648/2012, as amended (“EEA EMIR”) regulates the operation of the derivatives market in the EEA. The United Kingdom has on-shored EEA EMIR and a similar set of rules therefore now apply in the UK notwithstanding the UK’s withdrawal from the European Union (“UK EMIR”).
Broadly, EEA EMIR’s and UK EMIR’s requirements in respect of derivative transactions are: (i) mandatory clearing of OTC derivative transactions declared subject to the clearing obligation; (ii) risk mitigation techniques in respect of uncleared OTC derivative transactions which may include the requirement for the two parties to such a transaction to exchange margin; and (iii) reporting and record-keeping requirements in respect of all derivative transactions.
The application of these requirements is dependent on the classification of the counterparties as financial counterparties (“FCs”) or non-financial counterparties (“NFCs”). Financial counterparties and non-financial counterparties are further divided into those which have entered into derivative transactions having a notional value above certain specified thresholds (“FC+” or “NFC+”) and those which have not (“FC-” and “NFC-”).
When the relevant fund enters into an OTC derivative transaction with a counterparty established in the EEA/UK, such counterparty will require that this is conducted in compliance with the applicable requirements under EEA EMIR/UK EMIR. In particular, this may mean the parties either clear the transaction or, if the clearing obligation does not apply, enter into arrangements to exchange margin in respect of the transaction.
Compliance with the relevant EEA EMIR/ UK EMIR requirements (as applicable) is likely to increase the administrative burdens and costs of doing business for those of our funds trading OTC derivatives with counterparties in the EU and UK. In addition, over time divergences may arise between the rules under EEA EMIR and UK EMIR thus imposing additional compliance requirements upon the relevant Fund.
Climate and Sustainability-Related Laws and Regulations
There are a number of climate or sustainability-related laws and regulations in effect or in the process of being implemented that may impact the operation of the Company and/or its subsidiaries and our funds and/or the companies in which they invest.
The EU and the UK have adopted several initiatives to improve transparency around how asset managers define, measure and disclose the impact of sustainability-related factors on the performance of their funds and financial products, including but not limited to the CSRD, the CSDDD, the SFDR, the Taxonomy Regulation and the SDR. Companies that are in scope of CSRD are required to provide detailed reporting on an extensive set of ESG data points, including in relation to policies and procedures, sustainability-related risks to, and adverse sustainability impacts caused by, the relevant company. Similarly, the CSDDD which entered into force on July 25, 2024 and must be implemented into the law of each EU member state by July 26, 2026, imposes requirements on in scope companies to conduct upstream and downstream due diligence on its business partners along its chain of activities in order to identify, assess, prevent, mitigate or cease adverse impacts on human rights and the environment. While we and our funds are not currently expected to be in scope of CSRD, certain of our funds’ investments may be and there can be no guarantee that we will not be determined to be in scope of CSRD in the future. Companies in scope of CSDDD must also implement a transition plan in alignment with the goals of the Paris Agreement, including greenhouse gas emission reduction targets. While our funds are not expected to be in scope of CSDDD, whether Pershing Square Inc. or its subsidiaries are in scope will depend on the level of revenue generated in the EU, and it is likely that certain of our funds’ investments will be in scope of CSDDD. While our funds are not expected to be in scope of CSDDD, whether Pershing Square Inc. or its subsidiaries are in scope will depend on the level of revenue generated in the EU, and it is likely that certain of our funds’ investments will be in scope of CSDDD. In addition, for funds taking into account environmental or social factors other than as they relate to risk management in the investment management of their portfolios, the regulatory requirements under SFDR, the Taxonomy Regulation and the SDR are extensive and prescriptive. Our funds are not currently subject to these more detailed requirements, but if they were to become so, additional costs would result which may decrease the earnings of Pershing Square Inc. SFDR and the Taxonomy Regulation have been amended a number of times since their implementation in, respectively, 2021 and 2022, and the SDR has been updated many times since its implementation in 2021, and any further changes may impact the operations of our funds or PSCM LP as their investment adviser.
Further, in October 2023, California enacted climate disclosure laws that could require us and/or certain of our funds to report on our Scope 1, 2 and 3 greenhouse gas emissions, among other climate-related financial risks and matters.
Other Jurisdictions
We and certain funds that we advise are registered with, have been licensed by or have obtained authorizations to be marketed in other jurisdictions outside of the United States. These registrations, licenses or authorizations relate to providing investment advice, marketing of securities and other regulated activities. Failure to comply with the laws and regulations governing these subsidiaries and funds that have been registered, licensed, or authorized could expose us to liability and/or damage our reputation.
Other Regulatory Considerations
Because our business and that of our funds is dynamic and is expected to change over time, we may be subject to new or additional regulatory constraints or requirements in the future. There are a number of pending or recently enacted legislative and regulatory initiatives that could significantly affect our business. Please see “Risk Factors—Risks Related to Our Business and Industry—Extensive regulation of our business affects our activities and creates the potential for significant liabilities and penalties. The possibility of increased regulatory focus could result in additional burdens on our business,” “—Changing regulations regarding derivatives and commodity interest transactions could negatively impact our business and the business of our funds” and “—We are subject to increasing scrutiny from regulators, elected officials, investors and other stakeholders with respect to environmental, social and governance matters, which may constrain investment opportunities for our funds and harm our brand and reputation.” This prospectus cannot address or anticipate every possible current or future regulation that may affect our or our funds’ businesses; however, such regulations may have a significant impact on investors in a fund, the operations of a fund, or our management activities, including restricting the types of investments a fund may make, to whom the funds may be sold, requiring additional disclosures or reporting to investors or regulatory authorities or requiring registration of a fund and/or PSCM LP as its investment adviser with one or more regulatory authority. Such regulatory constraints or requirements may give rise to additional costs or otherwise reduce any income received by Pershing Square Inc. in respect of our funds.
Human Capital Management
Our employees are integral to our culture of integrity, professionalism, excellence and cooperation. The intellectual capital collectively possessed by our employees is our most important asset. We hire qualified people, train them and encourage them to work together to provide their best thinking to the Company for the benefit of the investors in the funds we manage. As of December 31, 2023, we had 41 full-time employees, including eight investment professionals. We have an investment team, legal and compliance team, technology team, trading team, finance team, public relations and investor relations. See “Management” elsewhere in this prospectus for more information on our executive officers. We face intense competition in attracting and retaining talented professionals. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees.
Compensation and Benefits
Our compensation is designed to attract and retain employees and align their interests with those of the investors in our funds. We believe our high proportion of permanent capital and industry-leading assets-to-employee ratio as well as our allocation of performance fee revenue, in particular, allow us to provide appropriate incentives to attract and retain talent and align their interests with those of the investors in our funds. As described in “Business— Advisory Fees and Compensation—Allocation of Performance Fee Revenue,” in connection with the Strategic

Investment, we implemented an arrangement for the allocation of performance fee revenue, which we believe generally entitles our investment professionals and employees to substantial incentive compensation. In addition, some key personnel receive incentive compensation in the form of profit participation interests in both our company and the general partners of PSLP and PSVII. The senior members of the investment team are principally compensated based on the funds’ overall performance, rather than the performance of any individual position, which encourages teamwork and aligns their interests with the funds’ investors.
Personnel who do not have profit participation interests in our company receive a base salary and are eligible to receive additional compensation in the form of a discretionary annual bonus.
Health and Wellness
We believe that healthy team members are more productive, and we invest heavily in benefits and initiatives to support our employees. In addition to medical, dental, vision, life insurance, disability insurance, and retirement benefits, we provide generous primary and non-primary caregiver leave and domestic partner health insurance. We also provide employees with access to a medical advisor at no cost to help them navigate complex health situations and concerns.
Culture, Sustainability and Governance
We believe that a strong culture, a focus on sustainability and best-in-class governance are fundamentally aligned with running a successful business. Our interest in culture, sustainability and governance (“CSG”) considerations relates to their impact on our investments and to how we operate our own business.
With respect to our investments, we view CSG as central to our investment objective to preserve capital and seek maximum, long-term capital appreciation commensurate with reasonable risk. As a concentrated, research-intensive, fundamental value investor in the public markets, the most important criterion in our investment selection process is our assessment of the long-term quality of a business. We believe that exceptional management teams demonstrate their ability to create long-term value for stockholders by managing CSG risks responsibly, integrating CSG into business practices, and by operating sustainably. As such, we consider the exposure of a business to CSG risks and its approach to CSG issues, both at the time of our initial investment and as part of our ongoing stewardship of a company. We analyze CSG risks as part of our existing due diligence process in order to understand potential key risk factors in our investments. Although we have rejected potential investments for unacceptable exposure to CSG-related risks, often our analysis confirms for us that companies we are considering already have appropriate CSG practices in place. In other cases, our due diligence may identify opportunities for long-term value creation through engagement with the business to address potential CSG-related concerns.
With respect to our own business operations, we take seriously our responsibility to maintain high ethical standards, care for our employees and affiliates, thoughtfully manage our environmental footprint and behave as responsible members of our local and broader community. We aim to responsibly manage our environmental footprint, and our goal is to be carbon-neutral. To meet that goal, we have implemented environmentally sustainable practices throughout our office space, including recycling, waste reduction and energy efficiency programs. We also intend to purchase carbon credits to offset the emissions that we are unable to eliminate, such as business travel.
Regarding our employee relations and community membership, we are committed to fostering a diverse and inclusive work environment and have established a Diversity & Culture Committee to help guide our efforts to enhance our culture and company. In doing so, we consider diversity in the broadest sense to include diversity of personal experience, socioeconomic status, background, political views, race, religion, country of origin and ethnicity, sexual identity, personal interests, perspectives and more. We are committed to continued progress on our diversity initiatives, including the recruitment, retention and development of diverse talent on our investment and operational teams and growing relationships with veteran-, women- and minority-owned businesses. We will continue to advance these initiatives and seek other opportunities to promote diversity and foster a culture that is welcoming for all.
We also offer our employees volunteer opportunities and encourage them to participate in various philanthropic efforts, both independently and in partnership with the Pershing Square Foundation, a charitable family foundation founded by our Founder in 2006.

Legal Proceedings
We may from time to time be involved in litigation and claims incidental to the conduct of our business. Like other businesses in our industry, we are subject to scrutiny by the regulatory agencies that have or may in the future have regulatory authority over us and our business activities, which could result in regulatory agency investigations or litigation related to regulatory compliance matters.
We are not currently subject to any pending judicial, administrative or arbitration proceedings that we expect to have a material impact on our results of operations or financial condition. The possibility of increased regulatory focus could result in additional burdens on our business. In addition, the possibility of tax or other legislative measures being adopted in some countries could materially adversely affect us. See “Risk Factors—Risks Related to Our Business and Industry—Extensive regulation of our business affects our activities and creates the potential for significant liabilities and penalties. The possibility of increased regulatory focus could result in additional burdens on our business” and “—We are subject to substantial risks of litigation and regulatory proceedings and may face significant liabilities and damage to our professional reputation as a result of litigation and regulatory proceedings and negative publicity.”

MANAGEMENT
Directors and Executive Officers
The following table sets forth the names, ages and positions of our directors and executive officers at the time of this offering.

Name	Age	Position
William A. Ackman	58	Chief Executive Officer and Chairman of the Board
Ryan Israel	39	Chief Investment Officer and Director
Nicholas A. Botta	51	Vice Chairman and Director
Halit Coussin	52	Chief Legal Officer, Chief Compliance Officer and Director
Michael Gonnella	44	Chief Financial Officer
Ben Hakim	49	President
Kerry Murphy Healey	64	Director
Orion Hindawi	44	Director
Marco Kheirallah	51	Director
Nicholas M. Lamotte	42	Director
Christine Todd	58	Director

William A. Ackman has served as our Founder and Chief Executive Officer since founding PSCM LP in 2003, and as Chairman of our board of directors since June 2024. Prior to founding PSCM LP, Mr. Ackman co-founded and co-managed Gotham Partners Management Co., LLC (“Gotham Partners”), an investment adviser that managed public and private equity hedge fund portfolios, until 2003. Prior to forming Gotham Partners, Mr. Ackman was a principal with Ackman Brothers & Singer, Inc., now known as the Ackman Ziff Real Estate Group, where he arranged and structured equity and debt financing for real estate investors and developers. Mr. Ackman is a member of the board of directors of Universal Music Group N.V. and is also a member of the Investment Advisory Committee on Financial Markets of the Federal Reserve Bank of New York. Mr. Ackman also serves as the Chairman and Chief Executive Officer of SPARC. In addition, Mr. Ackman serves on the boards of Dean’s Advisors of the Harvard Business School and the Pershing Square Foundation, a charitable family foundation that he founded in 2006. Mr. Ackman previously served as Chairman of Howard Hughes Holdings, Inc., a real estate holding company, and as Chief Executive Officer and Chairman of Pershing Square Tontine Holdings, Ltd. Mr. Ackman received a Master in Business Administration from the Harvard Business School and a Bachelor of Arts magna cum laude from Harvard College.
Ryan Israel has served as our Chief Investment Officer since August 2022 and as a member of our board of directors since June 2024. Mr. Israel joined our investment team in 2009. Mr. Israel was previously an analyst at The Goldman Sachs Group, Inc. in the Technology, Media and Telecom group. Mr. Israel served as a director of Element Solutions Inc. from October 2013 through January 2019. Mr. Israel received his Bachelor of Science from the Wharton School at the University of Pennsylvania, where he graduated summa cum laude and beta gamma sigma in 2007.
Nicholas A. Botta has served as our Vice Chairman and as a member of our board of directors since June 2024, a director of PSINTL since 2014 and a trustee of PSUS since January 2024. Prior to becoming our Vice Chairman, Mr. Botta served as our President from March 2017 and was our Chief Financial Officer from December 2003 to March 2017. Mr. Botta also served as a director of PSH from 2012 until November 2024. Prior to joining Pershing Square, Mr. Botta worked as controller and then as Chief Financial Officer of Gotham Partners from 2000 to 2003. From 1997 to 2000, Mr. Botta was a senior auditor at Deloitte & Touche LLP in its securities group. He was also a senior accountant from 1995 to 1997 for Richard A. Eisner & Co., LLP. Mr. Botta received his Bachelor of Accounting from Bernard Baruch College in 1996. Mr. Botta is a certified public accountant.
Halit Coussin has served as our Chief Legal Officer and Chief Compliance Officer since September 2015 and as a member of our board of directors since June 2024 and a director of PSH since November 2024. Prior to joining our company in 2007, Ms. Coussin served as an associate attorney at Schulte, Roth & Zabel LLP, where her practice focused on advising hedge fund managers on a variety of regulatory and compliance matters. Ms. Coussin received her LL.M. from New York University in 2000 and her LL.B. magna cum laude from Tel Aviv University in 1998.
Michael Gonnella has served as our Chief Financial Officer since March 2017. Mr. Gonnella also serves as the Chief Financial Officer of SPARC, and previously served as Chief Financial Officer of Pershing Square Tontine Holdings, Ltd. Prior to his appointment as our Chief Financial Officer, Mr. Gonnella served as our senior controller since joining our company in 2005. Mr. Gonnella received his Bachelor of Science from Seton Hall University in 2002. Mr. Gonnella is a certified public accountant.
Ben Hakim has served as our President since June 2024. Mr. Hakim joined our investment team in 2012. He also serves as President of SPARC and as a member of the board of directors of Howard Hughes Holdings Inc., and previously served as President of Pershing Square Tontine Holdings, Ltd. Mr. Hakim was previously a Senior Managing Director at Blackstone Inc., where he worked in the Mergers & Acquisitions group for 13 years. Mr. Hakim received his Bachelor of Science from Cornell University in 1997.
Kerry Murphy Healey has served as a member of our board of directors since June 2024. Dr. Healey currently serves as a lecturer at the Princeton School of Public and International Affairs. Dr. Healey was the inaugural president of the Milken Center for Advancing the American Dream in Washington, DC, a position which she held from 2019-2022. Dr. Healey served as the President of Babson College from 2013-2019 and was elected President Emerita by the trustees of Babson College in 2021. Before joining Babson College, Dr. Healey served with distinction as the 70th lieutenant governor of Massachusetts from 2003 to 2007, where she worked to lead, enact, and implement a wide range of policy and legislative initiatives for the Romney-Healey Administration. In 2008, Dr. Healey was appointed by Secretary of State Condoleezza Rice as a founding member of the Executive Committee of the U.S. State Department’s Public-Private Partnership for Justice Reform in Afghanistan, a position to which she was later reappointed by Secretary of State Hillary Clinton. Prior to her public service, Dr. Healey worked for more than a decade as a public policy consultant to the United States Department of Justice for Cambridge-based think tank Abt Associates. Dr. Healey currently serves on the board of directors of Apollo Global Management Inc. and Marti Technologies, Inc. Dr. Healey holds an A.B. in government from Harvard College and a Ph.D. in political science and law from Trinity College, Dublin. She has been a fellow at the Harvard Kennedy School’s Institute of Politics and Harvard’s Center for Public Leadership. She is a member of the Council on Foreign Relations and the Trilateral Commission, and a trustee of the American University of Afghanistan, the American University of Bahrain and Western Governors University.
Orion Hindawi has served as a member of our board of directors since June 2024. Mr. Hindawi is the Executive Chairman and former CEO of Tanium, a private venture-backed endpoint management and cyber security company which he co-founded in 2007. Mr. Hindawi served as the CEO of Tanium from 2016 to 2023 and has served as the Executive Chairman of Tanium since February 2023. Mr. Hindawi has led the development of enterprise-scale endpoint security and management platforms for the past 18 years at BigFix, Inc. (acquired by International Business Machines Corp. in 2010) and Tanium, in addition to holding multiple software patents in network communications and systems management.
Marco Kheirallah has served as a member of our board of directors since June 2024. Mr. Kheirallah is a founding partner at Lumina Capital Management, a special situations investment firm founded in 2022 in Brazil. Prior to Lumina Capital Management, beginning in 2010, Mr. Kheirallah was the Founder and Managing Partner at SIP Capital Fund. Mr. Kheirallah also served as the Chief Financial Officer at PDG Realty from 2012 to 2015. Mr. Kheirallah was a Partner at Banco Pactual from 2001 to 2009 and at Banco Matrix from 1996 to 2001. He also served as a Trader at Banco Opportunity from 1994 to 1996 and at Banco BCN from 1992 to 1994. Marco received his bachelor's degree in Business Administration from Fundação Getulio Vargas, EAESP.
Nicholas M. Lamotte has served as a member of our board of directors since June 2024. He is the Executive Chairman of Consulta Limited, a value-oriented investment firm. Mr. Lamotte was appointed Executive Chairman of Consulta Limited in 2024, having served as Chairman of the Board since 2019. From 2008 to 2019, Mr. Lamotte served in various roles at Consulta Limited, including Chief Executive Officer and Executive Chairman. Prior to joining Consulta Limited, Mr. Lamotte was an analyst at Halcyon Asset Management from 2006 to 2008 and an analyst at The Goldman Sachs Group, Inc. from 2005 to 2006.

Mr. Lamotte received a Bachelor of Arts from Brown University, where he graduated magna cum laude and was elected to Phi Beta Kappa. Mr. Lamotte has completed the Owner/President Management program at Harvard Business School and has endowed the Nicholas M. Lamotte Scholarship for Business, Entrepreneurship and Organizations at Brown University.
Christine Todd has served as a member of our board of directors since June 2024. Ms. Todd is Executive Vice President and Chief Investment Officer of Arch Capital Group Ltd. and President of Arch Investment Management Ltd. She joined Arch Capital Group Ltd. in June 2021 and has responsibility for setting the firm’s investment strategy and managing the day-to-day operations of the investment portfolio. Prior to joining Arch Capital Group Ltd., Ms. Todd was Head of Fixed Income, U.S., for Amundi US from May 2019 to May 2021. She has also held executive roles at Neighborly Investments; Standish Mellon Asset Management Company LLC; and Gannett, Welsh & Kotler. Ms. Todd holds a Bachelor of Arts from Georgetown University and a Master in Business Administration from Boston University. Ms. Todd is a Chartered Financial Analyst.
Composition of the Board of Directors After this Offering
Our business and affairs are managed under the direction of our board of directors. Upon completion of this offering, our articles of incorporation and bylaws will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors. Our directors will be elected at each year’s annual meeting of stockholders.
Director Independence
Our board of directors has affirmatively determined that each of Dr. Healey, Mr. Hindawi, Mr. Kheirallah, Mr. Lamotte and Ms. Todd qualifies as an independent director under the NYSE listing standards.
Background and Experience of Directors
When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:
•	Mr. Ackman – our board of directors considered Mr. Ackman’s perspective, experience, expertise and thorough knowledge of our industry as our Founder and Chief Executive Officer.
•	Mr. Israel – our board of directors considered Mr. Israel’s experience, expertise and knowledge of our industry as our Chief Investment Officer.
•	Mr. Botta – our board of directors considered Mr. Botta’s experience, expertise and knowledge of our industry as our Vice Chairman as well as his qualification as a certified public accountant.
•	Ms. Coussin – our board of directors considered Ms. Coussin’s experience, expertise and knowledge of our industry as our Chief Legal Officer and Chief Compliance Officer.
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Dr. Healey – our board of directors considered Dr. Healey’s perspective, experience in significant leadership roles in government and academia, expertise and service as a director on other public company boards including the board of a global asset manager.

•	Mr. Hindawi – our board of directors considered Mr. Hindawi’s perspective, expertise and experience in significant leadership roles in the technology industry.
•
Mr. Kheirallah – our board of directors considered Mr. Kheirallah’s perspective, expertise and experience in significant leadership roles in the financial services and investment management industries.

•	Mr. Lamotte – our board of directors considered Mr. Lamotte’s perspective, expertise and experience in significant leadership roles in the financial services and investment management industries.

•	Ms. Todd – our board of directors considered Ms. Todd’s perspective, expertise and experience in significant leadership roles in the financial services and investment management industries.
Controlled Company Exception
Upon completion of this offering, ManagementCo, an entity directly or indirectly controlled by members of our senior management, will initially have voting power over    % of our outstanding common stock (or    % if the underwriters in the PSUS IPO exercise in full their option to purchase additional PSUS Shares as described in the accompanying PSUS Prospectus) and will also hold a Special Voting Share that will have voting power (which shall in no event be less than one vote) equal to that number of votes required, when taken together with the aggregate voting power of the shares of our common stock over which ManagementCo then has voting power, to give ManagementCo a majority of the aggregate voting power of the Special Voting Share and the then-outstanding shares of common stock. See “Description of Capital Stock—Preferred Stock—Special Voting Share.” As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE.
Under these corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that (1) a majority of its board of directors consist of independent directors, (2) its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
Although we are permitted to rely on these exemptions from certain corporate governance standards, we intend that, at the time of this offering, a majority of our board of directors will consist of independent directors and our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee each will be composed entirely of independent directors.
Board Committees
We anticipate that, prior to the completion of this offering, our board of directors will establish the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The expected composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Upon the completion of this offering, we expect our audit committee will consist of    ,     and    , with     serving as chair. Our audit committee will be responsible for, among other things:
•	selecting and hiring our independent auditors and approving the audit and non-audit services to be performed by our independent auditors;
•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;
•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;
•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;
•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;
•	assisting the board of directors in monitoring the performance of our internal audit function;
•	monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;
•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.
The SEC rules and the NYSE rules require us to have one independent audit committee member upon the listing of our common stock on the NYSE, a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement.     and     qualify as independent directors under the NYSE listing standards and the independence standards of Rule 10A-3 of the Exchange Act. We intend to have a fully independent audit committee upon listing.
Compensation Committee
Upon the completion of this offering, we expect our compensation committee will consist of    ,     and    , with     serving as chair. Our compensation committee will be responsible for, among other things:
•
reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our CEO’s compensation level based on such evaluation;

•
reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of our directors;
•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;
•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and
•	reviewing and making recommendations with respect to our equity compensation plans.
Nominating and Corporate Governance Committee
Upon the completion of this offering, we expect our nominating and corporate governance committee will consist of    ,     and    , with     serving as chair. The nominating and corporate governance committee will be responsible for, among other things:
•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;
•	overseeing the evaluation of the board of directors and management;
•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and
•	recommending members for each committee of our board of directors.
Compensation Committee Interlocks and Insider Participation
We do not presently have a compensation committee. Decisions regarding the compensation of our executive officers have historically been made by Mr. Ackman in consultation with other members of our senior leadership. Upon the completion of this offering, the members of our compensation committee will be    , and    .

None of our executive officers serves as a member of the board of directors or the compensation committee (or other committee performing equivalent functions) of any other entity that has one or more executive officers serving on our board of directors or compensation committee.
Code of Ethics
We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.
Director Compensation
Our board of directors will adopt a policy with respect to the compensation payable to our non-employee directors upon consummation of this offering pursuant to which each non-employee director will be eligible to receive annual compensation for his or her service in accordance with market practice.

EXECUTIVE COMPENSATION
Summary Compensation Table for 2023
The following table provides summary information concerning compensation earned by our principal executive officer and our two other most highly-compensated executive officers as of December 31, 2023 for services rendered for the year ended December 31, 2023. These individuals are referred to as our named executive officers.
We made quarterly profit sharing distributions of available excess cash to each of our named executive officers in proportion to their respective profit-sharing ownership percentages, which distributions were comprised of separate allocations of profits arising from management fees received by PSCM LP and performance fees received by, or performance allocations to, PSCM LP and certain of its affiliates. For Mr. Ackman, 100% of such distributions are accounted for as capital distributions. For the year ended December 31, 2023, 25% and 33% of the quarterly profit-sharing distributions received by Messrs. Israel and Botta, respectively, were accounted for as capital distributions attributable to their Permanent Profits-Interests (as defined below) under the Long-Term Incentive Compensation Plan, dated April 17, 2017 (as amended from time to time, the “LTIP”), while the remaining portion of these distributions was recorded as profit-sharing partner compensation. We do not account for capital distributions as compensation. Accordingly, in addition to the amounts reflected in the table below, Mr. Ackman received capital distributions in 2023 in the amount of $169,958,915 reflecting the full amount of his profit-sharing distributions, and Messrs. Israel and Botta received capital distributions in 2023 in the amount of $8,450,040 and $5,681,470, respectively, in respect of their Permanent Profits-Interests. For additional information, see “—Narrative Disclosure to Summary Compensation Table—Long-Term Incentive Compensation Plan” below and Note 2, “Significant Accounting Policies” of the audited consolidated financial statements included elsewhere in this prospectus.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(1)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
William A. Ackman Chief Executive Officer	2023	—	—	—	—	—	43,397	43,397
Ryan Israel Chief Investment Officer	2023	—	—	—	—	—	25,360,018	25,360,018
Nicholas A. Botta Former President and Current Vice Chairman	2023	—	—	—	—	—	11,385,239	11,385,239

(1)	We did not pay salaries or bonuses, or grant stock or option awards, or grant LTIP Awards (as defined below), to our named executive officers in 2023.
(2)
Includes cash distributions received under the LTIP in respect of fiscal 2023 for Messrs. Israel and Botta of $25,350,118 and $11,362,939, respectively, in proportion to each officer’s profit-sharing ownership percentages thereunder (and not attributable to their Permanent Profits-Interests). Such distributions are recorded as profit-sharing partner compensation in our audited consolidated financial statements included elsewhere in this prospectus.

This column also includes the following amounts related to benefits and perquisites received by our named executive officers in 2023 (with each perquisite calculated based on the aggregate incremental cost to the Company): for Mr. Ackman $9,900 in Company contributions to our 401(k) savings plan, $1,300 for membership in the Economic Club of New York, $14,860 for personal cybersecurity and monitoring services and $17,337 for information technology expenses; for Mr. Israel $9,900 in Company contributions to our 401(k) savings plan; and for Mr. Botta $9,900 in Company contributions to our 401(k) savings plan and $12,400 for membership in the Young Presidents’ Organization. In addition, in 2023, Mr. Ackman and members of his family made occasional personal use of our corporate aircraft, and in each case, Mr. Ackman fully reimbursed the Company for the full cost of such personal usage.

Narrative Disclosure to Summary Compensation Table
Long-Term Incentive Compensation Plan
PSCM LP acts as an investment manager providing management and administrative services to our funds in accordance with each of their investment management agreements. As compensation for such services, PSCM LP receives quarterly management fees based on the net asset value of the applicable fund. In addition, PSCM LP earns performance fees from certain funds for serving as their investment manager. Likewise, certain of our affiliates receive performance allocations for serving as the general partner of certain of our funds. Performance fees and the performance allocation are generally based on the net income of the applicable fund through the end of the fiscal year or upon capital withdrawals, above a high water mark. The performance fees/allocations, if earned, are payable upon the occurrence of crystallization events, which generally include, but are not limited to, December 31 of each year, withdrawals from our private funds and PSH’s payment of a dividend. For additional information, see Note 2, “Significant Accounting Policies” of the audited consolidated financial statements included elsewhere in this prospectus.
We have historically tied a significant portion of the compensation earned by certain partners (the “LTIP Partners”), including Messrs. Israel and Botta, directly to the performance of the funds we manage, in the form of awards of participating profits interests under the LTIP (the “LTIP Awards”). As of December 31, 2023, all LTIP Awards previously granted to Messrs. Israel and Botta were fully vested, and no new LTIP Awards were granted to them in 2023.
LTIP Awards entitle the LTIP Partners to cash distributions of management fee-based and/or performance fee-based net profits earned by PSCM LP and applicable Pershing Square entities (“LTIP Entities”) pursuant to the terms of their respective agreements and, subject to applicable vesting schedules, entitle them to a reduced percentage of their total LTIP Awards (the “Permanent Profits-Interests”) following a Qualifying Termination (as defined below under “—Termination and Change of Control Provisions”) in perpetuity (subject to permissible dilution and other terms of the LTIP).
The portion of an LTIP Partner’s LTIP Awards attributable to their Permanent Profits-Interests represents a substantive class of equity, and distributions in respect of such Permanent Profits-Interests are recorded as capital distributions. The remaining portion of an LTIP Partner’s LTIP Award is in substance a profit-sharing arrangement and is therefore recorded as profit-sharing partner compensation. Holders of LTIP Awards are also entitled to a portion of the consideration related to a Terminal Value Event as defined in the LTIP, including, but not limited to, a sale or transfer of all or any portion of equity interests in LTIP Entities, including through an initial public offering, as described further below under “—Termination and Change of Control Provisions.”
As discussed below, effective as of the Holdco Reorganization, direct interests held by our personnel, including our named executive officers, in PSCM LP were contributed (indirectly) to Pershing Square Holdco, L.P., and the LTIP was amended to cause such interests to cease to be considered LTIP Awards. In lieu of such direct interests in PSCM LP, our applicable personnel, including our named executive officers, now hold profits-interest awards, including LTIP Awards, in the same applicable profit-sharing ownership percentages as they held in PSCM LP (subject to ordinary course changes in such allocations), in PS Partner Group. In addition, such personnel also hold interests in VariableCo. The LTIP amendment provided that the interests in PS Partner Group and VariableCo received by former holders of LTIP Awards in PSCM LP, including Messrs. Israel and Botta, would be treated as LTIP Awards in those entities. For further details, see “—Subsequent Changes to Compensation Arrangements” below.
Policies and Practices Related to the Timing of Equity Awards
We do not have a policy or practice in relation to the timing or the determination of the terms of a grant of options or other equity awards (including LTIP Awards) in relation to the disclosure of material nonpublic information by the Company. Any grants under our equity plans will be made in accordance with applicable laws and the applicable rules of the national securities exchange on which the Company may then list its common stock, including any such laws or rules relating to the timing of a grant of options or other awards in relation to the disclosure of material nonpublic information by the Company. We have not timed the disclosure of material nonpublic information for the purpose of affecting the value of our executive compensation.

Clawback Policy
We intend to adopt a compensation clawback policy to comply with SEC and stock exchange listing rules implementing the requirements of Dodd-Frank Wall Street Reform and Consumer Protection Act. Under the policy, we will be required in certain situations to recoup incentive-based compensation paid or payable to certain of our current or former executive officers, including our named executive officers, in the event of an accounting restatement.
Employee Benefits and Perquisites
In addition to the perquisites and benefits identified in the Summary Compensation Table for 2023 above, our named executive officers are also eligible to receive the same benefits we provide, and to participate in all plans we offer, to our other full-time employees, including: health and dental insurance; group term life insurance; long-term disability insurance; other health and welfare benefits; and other voluntary benefits. We maintain a defined contribution savings plan under Section 401(k) of the Code. All employees and profit-sharing partners are eligible to participate in the 401(k) plan. The 401(k) plan allows participants to invest in a variety of mutual funds across several fund families, and we make a safe harbor contribution in the amount of 3% of each participant’s eligible compensation, subject to certain Code limitations. The safe harbor contribution is provided to employees and profit-sharing partners (including our NEOs), regardless of whether they elect to contribute to the 401(k) plan.
Outstanding Equity Awards at December 31, 2023
As of December 31, 2023, all LTIP Awards previously granted to Messrs. Israel and Botta were fully vested, and there were no stock or option awards outstanding.
Termination and Change of Control Provisions
As discussed above, effective as of the Holdco Reorganization, interests in PSCM LP are no longer considered LTIP Awards and no interests in Pershing Square Holdco, L.P. are considered LTIP Awards, and upon consummation of this offering, we (i.e., Pershing Square Inc. and its consolidated subsidiaries, including PSCM LP) will not be subject to the LTIP, which will continue to apply to certain other entities.
Except as provided under the LTIP and the Botta Agreement (described below), none of our named executive officers are party to any arrangement that provides for severance benefits. As described above, PSCM LP (including on behalf of its affiliates) maintained the LTIP under which Messrs. Israel and Botta (along with certain other key employees) were issued a certain number of LTIP Awards. Under the LTIP, each participant is entitled to, with respect to LTIP Entities, (i) certain cash distributions of management fee-based and performance fee-based net profits following the participant’s Qualifying Termination and (ii) additional consideration payable in connection with certain corporate transactions (referred to as “Terminal Value Events”), each as further described below.
Pursuant to the LTIP, if a participant is terminated without “cause,” by the participant for “good reason,” as a result of death/disability, or as a result of a qualifying retirement (each, a “Qualifying Termination”), the participant is entitled to the following (the “Termination Benefit”) with respect to LTIP Entities: (i) a certain percentage (the “Applicable Percentage”) of performance fee-based net profits with respect to the calendar year of such termination (the “Termination Year”) in respect of the participant’s applicable LTIP Awards held immediately prior to such participant’s termination of employment, (ii) the portion of management-fee based net profits allocated to such participant on or prior to the participant’s termination date in respect of the participant’s LTIP Awards, and (iii) management fee-based net profits with respect to the participant’s Permanent Profits-Interests for the remaining calendar quarters of the Termination Year. The “Applicable Percentage” is the greater of (x) the number of days the participant was employed during the Termination Year divided by 365, and (y) 33.33% or, for certain LTIP Partners, and 25% in the case the participant is terminated as a result of retirement. For purposes of the LTIP, “good reason” generally means (i) a material and not temporary (e.g., as opposed to a project or a period where an employee otherwise reporting to such LTIP Partner would report to someone else at Pershing Square) reduction of the LTIP Partner’s duties, authorities, responsibilities, reporting relationships, role or position, (ii) a change in the geographic location of our principal office or the LTIP Partner’s principal place of employment to a location more than fifty (50) miles outside of New York City, and/or (iii) our material breach of the LTIP.

Upon a participant’s Qualifying Termination, such participant’s LTIP Awards convert into a combination of “Permanent Profits-Interests” and “Sunset Profits-Interests,” pursuant to a formula set forth in the LTIP. In addition to the Termination Benefit, following a Qualifying Termination each participant is entitled to receive with respect to LTIP Entities (i) a portion of the performance fee-based net profits for the first three years following termination in respect of both the Sunset Profits-Interests and Permanent Profits-Interests, and then, thereafter, only with respect to Permanent Profits-Interests, and (ii) a portion of the management-fee based net profits each year following the participant’s Qualifying Termination with respect to Permanent Profits-Interest only.
The LTIP also entitles participants to consideration in connection with a “Terminal Value Event” with respect to LTIP Entities. A “Terminal Value Event” is generally defined as any sale or transfer of all or any portion of the LTIP Entity’s equity interests, other than the issuance of profits-interests awards, or an initial public offering, merger, consolidation, or similar transaction, a sale of assets (e.g., advisory agreements), or any other similar transaction involving or relating to the LTIP Entity and a third party. Participants who are employed at the time of the Terminal Value Event (or who were terminated without “cause” or for “good reason” within twelve months prior) are entitled to consideration in connection with the Terminal Value Event with respect to LTIP Entities, which is generally equal to a portion of the upside in value of the applicable LTIP Entity involved in the transaction. For participants who are employed at the time of a Terminal Value Event, the participant participates in each Terminal Value Event with respect to the Permanent Profits-Interests he or she would have been entitled to receive with respect to the LTIP Entity if terminated without “cause” on the date of the Terminal Value Event, or (B) for participants who have been terminated without “cause” or who terminated for “good reason” within 12 months prior to the Terminal Value Event, the participant participates in each the Terminal Value Event with respect to his or her Permanent Profits-Interests with respect to the LTIP Entity outstanding at such time, in each of cases (A) and (B) multiplied by a certain “TVE Tenure Factor” (which ranges from 1.0 to 1.333 based on years of service). Our initial public offering will constitute a Terminal Value Event with respect to PS Partner Group.
Pension Benefits and Nonqualified Deferred Compensation
Our named executive officers do not participate in any pension or nonqualified deferred compensation plans and received no pension benefits or nonqualified deferred compensation during the year ended December 31, 2023.
Subsequent Changes to Compensation Arrangements
Profit-Sharing Arrangements
Before the Holdco Reorganization, certain of our personnel, including Messrs. Israel and Botta, held LTIP Awards, in PSCM LP. The foregoing discussion of 2023 compensation arising from LTIP Awards reflects such personnel holding direct interests in PSCM LP.
As discussed above, our applicable personnel, including our named executive officers, no longer hold direct interests in PSCM LP and instead hold interests in PS Partner Group, which owns approximately 90% of the issued and outstanding limited partnership interests in Pershing Square Holdco, L.P. In addition, such personnel also hold interests in VariableCo, which entered into the Variable Compensation Agreement, dated as of May 31, 2024 (the “VCA”), attached hereto as Exhibit 10.9 with Pershing Square Holdco, L.P. and PSCM LP. The VCA is discussed further below. For further discussion of the VCA and its contemplated termination and replacement in connection with this offering, see “—Variable Compensation Agreement” and “—Compensation Arrangements To Be Adopted in Connection With This Offering—Variable Compensation Agreement and Variable Profits Interest” below.
Proceeds received by PS Partner Group (pursuant to its ownership of limited partnership interests in Pershing Square Holdco, L.P.) and by VariableCo (pursuant to the VCA) are distributed to their respective owners, which include certain of our personnel and our named executive officers, in accordance with their respective profit-sharing ownership percentages.

Long-Term Incentive Compensation Plan
In connection with the Holdco Reorganization, direct interests held by our personnel, including our named executive officers, in PSCM LP were contributed (indirectly) to Pershing Square Holdco, L.P., and the LTIP was amended to cause such interests to cease to be considered LTIP Awards. Interests in Pershing Square Holdco, L.P. issued in connection with the Holdco Reorganization were also deemed not to be LTIP Awards. In lieu of the foregoing, the LTIP amendment provided that the interests in PS Partner Group received by former holders of LTIP Awards in PSCM LP, including our named executive officers, would be treated to the same extent as LTIP Awards. In addition, interests in VariableCo held by such personnel are treated to the same extent as LTIP Awards.
Variable Compensation Agreement
In connection with the Strategic Investment, we implemented an arrangement for the allocation of performance fee revenue as encapsulated in the Variable Compensation Agreement (the “VCA”).
The VCA has two primary purposes: (1) to provide the company with a preferred return-like entitlement vis-à-vis performance fees received by our principal operating subsidiary, PSCM LP and (2) to provide an important source of compensation for certain of our personnel, including most of our investment professionals, consistent with our historical practice of tying a significant portion of the compensation earned by such personnel, including our named executive officers, directly to the performance of the funds we manage. In furtherance of these purposes, the VCA provides for the following:
•
we are entitled to receive from PSCM LP (directly or indirectly): (i) 100% of management fees earned from all funds we manage, minus any “offsettable management fees” which with respect to any fund (currently none but will include PSUS upon the completion of the concurrent PSUS IPO) refers to the portion of its management fees that are available to offset performance fees payable by PSH; and (ii) the following amounts with respect to certain funds we manage (the entitlement to such amount, our “Performance Fee Preference” with respect to the applicable fund): (a) with respect to PSH, an amount equal to the 16% performance fee that would have been earned if PSH had experienced a “net of management fee” return of 5% per annum above its high water mark; and (b) with respect to certain other funds subject to the VCA (currently only PSINTL), an amount equal to the applicable performance fee that would have been earned if such fund had experienced a “net of management fee” return of 5% per annum above its high water mark minus any “offsettable performance fees” which with respect to such fund refers to the portion of such performance fee that would offset performance fees payable by PSH; and

•
VariableCo is entitled to receive from PSCM LP the following amounts, in each case solely to the extent such amount exceeds our entitlement to the applicable Performance Fee Preference (the “Subordinated Performance Fees”): (i) with respect to PSH, all performance fees received from PSH, inclusive of any portion of offsetable management fees (currently none but will include PSUS’s management fees upon the completion of the concurrent PSUS IPO) and offsettable performance fees (currently only PSINTL’s) received from certain other funds subject to the VCA that would offset performance fees payable by PSH; and (ii) with respect to certain other funds subject to the VCA (currently only PSINTL), all performance fees received from such fund, exclusive of any offsettable performance fees that would offset performance fees payable by PSH.

The calculation of our Performance Fee Preference for any fund is not dependent on the actual amount of performance fees earned from such fund. However, the amount actually distributed to us from PSCM LP in respect of the Performance Fee Preference (the payment of such amount, the “Preferred Performance Fees”) will be limited by the performance fees (and applicable offsetting fees) that PSCM LP actually receives from the applicable fund. In the case of PSH, PSCM LP’s performance fees are subject to a fee offset arrangement, as described above, that reduces the amount of performance fees paid by PSH based on management fees and performance fees earned from certain other funds, and a portion of such offsetting fees will be made available by PSCM LP to pay the Preferred Performance Fees with respect to PSH or will be paid to VariableCo as Subordinated Performance Fees in case of any applicable excess above the payment of the Preferred Performance Fees with respect to PSH. The Subordinated Performance Fee Compensation will be an important source of compensation for certain of our personnel, including most of our investment professionals, consistent with our historical practice of tying a significant portion of the compensation earned by such personnel, including our named executive officers, directly to the performance of the funds we manage. Any portion of our Performance Fee Preference with respect to a fund that is not paid in a given period will cumulate to the next period’s Preferred Performance Fees until paid. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Components of Our Results of Operation—Income—Performance Fees—Allocation of Performance Fee Revenue” for an illustration of this arrangement for the allocation of performance fee revenue over the five-year period ending December 31, 2024.
Botta Agreement
On October 23, 2024, we entered into an agreement (the “Botta Agreement”) with Mr. Botta pursuant to which Mr. Botta will cease to be an “Active Participant” under the LTIP effective upon the earlier of this initial public offering or January 1, 2026 (the “Effective Date”). The Botta Agreement provides, among other things, that effective as of the Effective Date, (i) Mr. Botta’s Permanent Profits Interest in PS Partner Group will be 62.5% and Mr. Botta will forfeit all other interests (including Sunset Profits-Interests) in PS Partner Group, (ii) Mr. Botta will forfeit all interests in VariableCo, (iii) in general, rights or terms with respect to PSH shares held by Mr. Botta and his affiliates shall be granted, altered or established in the same manner as with respect to PSH shares held by our Founder, including without limitation, the implementation or removal of any rebate for fees paid on PSH shares, and (iv) subject to applicable law, Mr. Botta will remain eligible to participate in our group health plan and 401(k) plan, in each case, so long as he remains our Vice Chairman.
Compensation Arrangements To Be Adopted in Connection With This Offering
LTIP
In connection with this offering, we will revise the LTIP to continue to align our employees with our long-term investment horizon. The terms of the revised LTIP will be described in greater detail in a subsequent amendment to the registration statement of which this prospectus forms a part.
Management Incentive Plan
In connection with this offering, we will replace the LTIP, in part, with the Management Incentive Plan to continue to align our employees with our long-term investment horizon. The terms of the Management Incentive Plan will be described in greater detail in a subsequent amendment to the registration statement of which this prospectus forms a part.
Variable Compensation Agreement and Variable Profits Interest
In connection with the conversion of Pershing Square Holdco, L.P. into a Nevada corporation prior to this offering, the VCA will be terminated and PSCM LP will issue a profits interest (“Variable Profits Interest”) to VariableCo in place of the VCA. The terms of the Variable Profits Interest will generally replicate the allocation of performance fee revenue (and other included and excluded fees) between us and VariableCo in the same manner as currently contemplated by the VCA.
Omnibus Incentive Plan
Our Board expects to adopt, and we expect our stockholders to approve, the Omnibus Incentive Plan prior to the completion of the offering, in order to provide a means through which to attract, retain and motivate key personnel. Awards under the Omnibus Incentive Plan may be granted to any (i) individual employed by us or our subsidiaries; (ii) director or officer of us or our subsidiaries; or (iii) consultant or advisor to us or our subsidiaries who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act. The Omnibus Incentive Plan will be administered by the Compensation Committee or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors.
The Omnibus Incentive Plan initially reserves     shares for issuance, which is subject to increase on the first day of each fiscal year beginning with the 2026 fiscal year in an amount equal to    % of the outstanding common stock on the last day of the immediately preceding fiscal year (or such a lower number of shares of our common stock as determined by our Board).

All awards granted under the Omnibus Incentive Plan will vest and/or become exercisable in such manner and on such date or dates or upon such event or events as determined by the Compensation Committee. Awards available for grant under the Omnibus Incentive Plan include non-qualified stock options and incentive stock options, restricted shares of our common stock, restricted stock units, other equity-based awards tied to the value of our shares, and cash-based awards.
Awards other than cash-based awards are generally subject to adjustment in the event of (i) any dividend (other than regular cash dividends) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, or other similar transactions or events, or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirement. In addition, in connection with any change in control, the Compensation Committee may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of, acceleration of the vesting of, the exercisability of, or lapse of restrictions on, any one or more outstanding awards and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Compensation Committee.
Our board of directors may amend, alter, suspend, discontinue, or terminate the Omnibus Incentive Plan or any portion thereof at any time, but no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is required under applicable law; (ii) it would materially increase the number of securities which may be issued under the Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the Omnibus Incentive Plan. Any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.
All awards granted under the Omnibus Incentive Plan are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our board of directors or the Compensation Committee and as in effect from time to time and (ii) applicable law or listing exchange requirement.

DIRECTOR COMPENSATION
During fiscal 2023 and until June 2024 following the completion of the Strategic Investment, we did not have a board of directors. During this time, our Founder, Mr. Ackman, served as managing member of our general partner. Mr. Ackman received no additional compensation for his service as the managing member of our general partner, and his compensation during fiscal 2023 as our Chief Executive Officer is set forth in the Summary Compensation Table for 2023 above.
In June 2024, concurrent with the closing of the Strategic Investment, the general partner of Pershing Square Holdco, L.P. (“Holdco GP”) established a board of directors. Each independent director on the board of directors of Holdco GP currently receives a quarterly cash retainer of $75,000. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including travel expenses in connection with their attendance in-person at board and committee meetings.
As described in “Summary—Reorganization Transactions—Corporate Conversion,” prior to the effectiveness of this registration statement, Pershing Square Holdco, L.P. will convert into a Nevada corporation pursuant to a statutory conversion and change its name to Pershing Square Inc., and the board of directors of Holdco GP will become the board of directors of Pershing Square Inc.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.
Corporate Conversion
Prior to the completion of this offering, we will complete the Corporate Conversion described in “Summary—Reorganization Transactions—Corporate Conversion.” See “Principal Stockholders” for information regarding the number of shares of our common stock that will be held by our Founder and other directors and officers following this offering.
Stockholder Agreement with Strategic Investors
In connection with this offering, we intend to enter into a stockholders agreement with ManagementCo and the Strategic Investors. This agreement will, among other things, grant a majority in interest of the Strategic Investors until the first anniversary of this offering, upon the resignation or removal from our board of directors of both Ms. Todd and Mr. Lamotte, the right to nominate one director to our board of directors for so long as the Strategic Investors, collectively, beneficially own shares of our common stock representing an investment in us that is equal to at least two-thirds of their collective investment in Pershing Square Holdco, L.P. as of the closing date of the Strategic Investment.
Registration Rights Agreement
In connection with this offering, we expect to enter into a registration rights agreement with our Founder, our named executive officers and certain other employees and the Strategic Investors. This agreement will provide for customary “demand” registrations and “piggyback” registration rights for our Founder, our named executive officers and the Strategic Investors and provide for customary “drag-along” rights for our other employees. This registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify our Founder, named executive officers and other employees and the Strategic Investors against certain liabilities which may arise under the Securities Act.
Other Transactions
Fee Waivers and Rebates
We waive management and performance fees on investments in our private funds by our employees and their affiliates. We have also historically rebated management and performance fees attributable to shares of PSH held by our employees and their affiliates. Following the Holdco Reorganization, we ceased to provide these rebates, which were continued instead by PS Partner Group and VariableCo. For the year ended December 31, 2023, the affiliates fee rebate was $115,075,667 (2022: $34,848,745; 2021 $141,040,081). Following this offering, PS Partner Group and VariableCo will no longer rebate the fees of employees invested in PSH.
Corporate Aircraft
From time to time, Mr. Ackman has made personal use of our corporate aircraft. In such cases, we have historically been reimbursed for that portion of the aircraft’s operating expenses. For the year ended December 31, 2023, Mr. Ackman reimbursed us $946,681 (2022: $3,925,704; 2021: $2,648,531) for that portion of the aircraft’s operating expenses. On December 20, 2024, ownership of our corporate aircraft was transferred to a trust, the beneficial owner of which is an entity wholly owned by Mr. Ackman, and accordingly, following such date, we no longer incur aircraft operating expenses arising from Mr. Ackman’s personal use of the aircraft. Mr. Ackman entered into an aircraft management services agreement with Executive Jet Management (“EJM”) on December 20, 2024, and, following such date, we charter the aircraft from EJM for any flights taken in furtherance of firm business.

Office Space Sublease
Mr. Ackman is a partial owner of NEOX Public Benefit LLC (the “Subtenant”), which subleases a portion of our office space. The sublease commenced on December 5, 2022, with rent payments commencing on May 1, 2023 following five months of rent abatement, and expires on December 31, 2033. For the year ended December 31, 2023, the Subtenant paid $1,924,631 in rent and $77,850 for office-related services, which are both included in other income in our consolidated statements of operations. Prior to this offering, we intend to terminate our sublease arrangement with Subtenant who will enter into a direct relationship with the landlord and we will no longer receive the related income or bear the associated lease expense, although Subtenant may continue the use of certain office-related services for which we will continue to receive certain related income.
Office Space License
Mr. Ackman’s family office, TABLE Management, L.P. (“TABLE”), licenses a portion of our office space under a license agreement which also grants TABLE the use of certain office-related services. For the year ended December 31, 2023, TABLE paid $620,700 for office space (2022: $534,700; 2021: $488,300) and $699,760 for office-related services under the license agreement (2022: $595,600; 2021: $349,300), which are both included in other income in our consolidated statements of operations.
Tennis Court
A tennis court was constructed on the roof of our office space in 2019. Mr. Ackman reimbursed us for all costs related to the construction of the tennis court which are included as part of fixed assets and leasehold improvements as of December 31, 2021 in our consolidated statements of operations. For the year ended December 31, 2022, Mr. Ackman reimbursed us $26,076 (2021: $302,402) for ongoing expenses related to the tennis court’s operation which is included as general and administrative expense in our consolidated statements of operations. On December 5, 2022, TABLE TENNIS LLC, an entity affiliated with Mr. Ackman, signed a license agreement with the owner of 787 Eleventh Avenue, Georgetown Eleventh Avenue, for exclusive use of the rooftop tennis court area in exchange for a license fee. As of the date of this license agreement, we fully amortized the balance of the leasehold improvement asset related to the tennis court. As a result of the above, we will no longer incur expense related to the operations of the tennis court and this asset.
Ownership in Landlord Entity
Mr. Ackman and affiliates and Mr. Botta indirectly own 50% of Georgetown Eleventh Avenue Owners, LLC, the owner of the building in which we rent office space. For the year ended December 31, 2023, we paid approximately $6,064,975 in rent (2022: $6,074,763; 2021: $5,951,075).
Our Right To Acquire PSH Shares
Our Founder, members of our management team and certain other persons (the “Subject PSH Shares Holders”) directly or indirectly hold      public shares of PSH (the “Subject PSH Shares”). On or before the completion of this offering, we will enter into an agreement (the “PSH Share Agreement”) with the Subject PSH Shares Holders whereby they will agree that we will have the right, but not the obligation, on the terms and subject to the conditions provided in the PSH Share Agreement, to acquire the Subject PSH Shares (or in the case of any Subject PSH Shares held through a holding entity, the outstanding ownership interests of such holding entity) on or before the tenth anniversary of the closing of this offering in exchange for shares of Pershing Square Inc. common stock. For purposes of determining the number of shares of our common stock to be issued to the Subject PSH Share Holders in the event we elect to exercise this right, (i) the Subject PSH Shares (and/or holding entities holding such shares, as applicable) will be valued at a price per share equal to the lesser of (x) the then-applicable NAV per share of PSH and (y) the volume weighted average price per share of PSH as reported on the London Stock Exchange over the six-month period ending on the exercise date, and (ii) shares of our common stock will be valued at a price per share equal to the volume weighted average price per share as reported on the NYSE over the six-month period ending on the exercise date. We may exercise our right at any time during the 12-month period immediately preceding the tenth anniversary of this offering, or before with the consent of the Subject PSH Shares Holders. The PSH Share Agreement will restrict transfers of the Subject PSH Shares prior to the exercise or expiry of our right, subject to certain exceptions for permitted transfers. The PSH Share Agreement conditions our right to acquire the Subject PSH Shares, among other things, on our ability to effect such acquisition in a manner that generally will be tax-free for U.S. federal income tax purposes to the Subject PSH Shares Holders and upon our assumption of any accrued tax liabilities of any holding entities associated with the Subject PSH Shares. Any decision by us to exercise our right to acquire the Subject PSH Shares would be subject to our related person transaction policy described below in “—Statement of Policy Regarding Transactions with Related Persons.”
Other
PSCM LP elected to be subject to both the New York State and New York City Pass-Through Entity Tax (together, “PTET”) for the years ended December 31, 2023 and 2022. PTET grants the partners in PSCM LP a tax credit on each of their individual New York State and New York City income tax returns, and any PTET owed is a joint liability of PSCM LP and each eligible partner. PSCM LP paid $18,907,989 and $85,362,000 of PTET on behalf of its partners for the years ended December 31, 2023 and 2022, respectively. To the extent that PTET payments were part of a partner’s compensation, the payments were recorded for each partner in both employee compensation and benefits and capital distributions according to their LTIP participation. For Mr. Ackman, PTET payments were recorded as capital distributions to the extent that the payments were part of Mr. Ackman’s compensation. PTET payments made in excess of a partner’s or Mr. Ackman’s compensation were recorded as due from affiliates. As of December 31, 2023 and 2022, due from affiliates is primarily composed of $63,065,897 and $65,311,194, respectively, of PTET payments. As of the date hereof, all PTET payments included in due from affiliates have been settled. As a result of the Corporate Conversion, we will not incur any PTET liability following this offering.
Statement of Policy Regarding Transactions with Related Persons
Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our chief legal officer any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our chief legal officer will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.
Indemnification of Directors and Officers
Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Nevada law, subject to limited exceptions. In addition, our articles of incorporation will limit the individual liability of our directors and officers to the fullest extent permitted by Nevada law. We also intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Nevada law against liabilities that may arise by reason of their service to us, and to advance expenses, including attorneys’ fees, incurred by them in defending against proceedings to which they are or are threatened to be made a party or participant, subject to limited exceptions. There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of shares of our common stock by (1) each person known to us to beneficially own more than 5% of our outstanding common stock, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.
This beneficial ownership information is presented after giving effect to the Reorganization Transactions, including the Corporate Conversion. Information is provided with respect to the amount and percentage of shares of common stock immediately before this offering and following the issuance of our common stock in this offering, assuming no exercise of the option of the underwriters in the PSUS IPO to purchase additional PSUS Shares and, separately, assuming full exercise of the option of the underwriters in the PSUS IPO to purchase additional PSUS Shares.
The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.
Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is c/o Pershing Square Inc., 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

Name of Beneficial Owner	Before the Offering		After the Offering if the Underwriters’ Option in the PSUS IPO Is Not Exercised		After the Offering if the Underwriters’ Option in the PSUS IPO Is Exercised
	Number of Common Stock	% of Common Stock	Number of Common Stock	% of Common Stock	Number of Common Stock	% of Common Stock
5% beneficial owners:
PS Holdco GP Managing Member, LLC(1)
Directors and named executive officers:
William A. Ackman
Ryan Israel
Nicholas A. Botta
Halit Coussin
Michael Gonnella
Ben Hakim
Kerry Murphy Healey
Orion Hindawi
Marco Kheirallah
Nicholas M. Lamotte
Christine Todd
All directors and executive offers as a group (11 persons)
*	Represents less than 1%.
(1)
PS Holdco GP Managing Member, LLC (“ManagementCo”) will also be the sole holder of a Special Voting Share. The Special Voting Share will have no economic rights but has voting power (which shall in no event be less than one vote) equal to that number of votes required, when taken together with the aggregate voting power of the shares of our common stock over which ManagementCo then has voting power, to give ManagementCo a majority of the aggregate voting power of the Special Voting Share and the then-outstanding shares of common stock. Because the shares of our common stock over which ManagementCo will initially have voting power will provide it with in excess of a simple majority of the voting power of the outstanding shares of our common stock, the Special Voting Share will initially provide only a single additional vote to ManagementCo.

DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of, and is qualified in its entirety by, our articles of incorporation and bylaws, as each will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our,” and “our company” refer to Pershing Square Inc. and not to any of its subsidiaries.
Our purpose is to engage in any lawful act or activity for which corporations may be organized under the NRS. Upon the consummation of this offering, our authorized capital stock will consist of     shares of common stock, par value $0.001 per share, and     shares of preferred stock, par value $0.001 per share, of which one (1) share is designated as the Special Voting Share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
In general, holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. If at any time any person or group (other than ManagementCo) directly or indirectly controls shares of our common stock representing more than 24.9% of the aggregate total votes to which the outstanding shares of common stock and the Special Voting Share would otherwise entitle their holders, then the shares of common stock in excess of such percentage directly or indirectly controlled by such person or group will not be entitled to vote on any matter and will not be considered to be outstanding when sending notices of a meeting of stockholders to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our articles of incorporation.
The holders of our common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our common stock are entitled to receive dividends or other distributions when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends or other distributions and to the rights of the holders of any outstanding series of our preferred stock.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors, and subject to the rights of the holders of any outstanding series of preferred stock, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution to stockholders.
All shares of our common stock that will be outstanding at the time of the completion of this offering will be fully paid and non-assessable. The common stock will not be subject to further calls or assessments by us. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Preferred Stock
Special Voting Share
Our articles of incorporation will designate one share of our authorized preferred stock as the Special Voting Share. The Special Voting Share will have voting power (which shall in no event be less than one vote) equal to that number of votes required, when taken together with the aggregate voting power of the shares of our common stock over which the holder then has voting power, to give the holder a majority of the aggregate voting power of the Special Voting Share and the then-outstanding shares of common stock. The Special Voting Share will vote together with our common stock as a single class, except as otherwise required by law or our articles of incorporation.
Upon completion of this offering, ManagementCo, an entity directly or indirectly controlled by members of our senior management, will hold the one (1) issued and outstanding Special Voting Share.

The holder of our Special Voting Share does not have any right to receive dividends or any other distributions. Upon our liquidation, dissolution or winding up, our articles of incorporation provide that the holder of the Special Voting Share is entitled to receive, after payment of our debts and liabilities and subject to the rights of any class or series of our stock having a preference over the Special Voting Share as to distributions upon a liquidation, dissolution or winding up, and before any payment of any distributions of assets to our common stock, out of our assets available for distribution, a liquidating distribution in an amount equal to the par value of the Special Voting Share.
Additional Series of Preferred Stock
Our articles of incorporation authorize our board of directors to establish one or more additional series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, and subject to the terms of our articles of incorporation, the authorized but unissued shares of preferred stock will be available for designation and issuance by our board of directors without further action by holders of our common stock or the Special Voting Share. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, of that series, including, without limitation:
•	the designation of the series;
•
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends or other distributions, if any, will be cumulative or non-cumulative and the rate of any such dividends or distributions applicable to the series;
•	the dates at which dividends or other distributions, if any, will be payable on the shares of such series;
•	the redemption rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs or other event;
•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible, and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and
•	the voting powers, if any, of the holders of the series.
The powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, of each series of our preferred stock may differ from those of any and all other series outstanding at any time. We could issue one or more series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of one or more additional series of our preferred stock may adversely affect the rights or interests of holders of our common stock by restricting dividends or other distributions on the common stock, diluting the voting power of the common stock or subordinating the rights of the common stock to distributions upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of one or more additional series of preferred stock could have an adverse impact on the market price of our common stock.

Dividends
The NRS only permits the board of directors of a corporation, subject to any restrictions in the articles of incorporation, to declare and pay dividends or other distributions if, after giving effect to the dividend or other distribution (a) the corporation would not be able to pay its debts as they become due in the usual course of business; or (b) except as otherwise specifically allowed by the articles of incorporation, the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved immediately after the time of the distribution, to satisfy the preferential rights upon such dissolution of holders of shares of any class or series of the capital stock of the corporation having preferential rights superior to those receiving the distribution. Our articles of incorporation provide that we are allowed to make any distribution that otherwise would be prohibited by NRS 78.288(2)(b) and, accordingly, we will not be subject to the “balance sheet” test described in clause (b) of the immediately preceding sentence. The declaration, amount and payment of any dividends or other distributions in the future will be made at the sole discretion of our board of directors in accordance with applicable law and we may reduce or discontinue entirely the payment of such dividends or other distributions at any time. Our board of directors may take into account, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.
Dissenter’s and Appraisal Rights
Under the NRS, with certain exceptions, our stockholders will have dissenter’s rights in connection with a merger, statutory conversion or statutory exchange in which we are a constituent entity or certain corporate actions pursuant to which a stockholder would be obligated as a result thereof to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all of the stockholder’s outstanding shares. Pursuant to the NRS, stockholders who properly demand and perfect dissenter’s rights in connection with any corporate action giving rise to dissenter’s rights will have the right to receive payment of the fair value of their shares as determined by the District Court of the State of Nevada, plus interest, as calculated in accordance with the applicable provisions of the NRS, on the amount determined to be the fair value, from the effective time of the corporate action giving rise to dissenter’s rights through the date of payment of the judgment.
Stockholder Derivative Actions
Under Nevada law, any of our stockholders may bring an action in our name to enforce a right of the Company and procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Nevada law regarding derivative actions, including by making a pre-suit demand on our board of directors to pursue the claims or satisfying its burden to show that any pre-suit demand would be futile, and demonstrating that it is a fair and adequate representative of the interests of similarly situated stockholders. Derivative actions may not be dismissed—including if there is a settlement—without notice to the stockholders and court approval. Our articles of incorporation have vested an independent and disinterested litigation demand committee with sole and exclusive authority to consider the merits of any such demands and make decisions and take actions with respect to any such demands, including whether to initiate a proceeding. This provision may affect a stockholder’s ability to commence, maintain or control a derivative proceeding.
Stockholder Meetings
Our bylaws provide that annual stockholder meetings will be held at a date, time and physical location, if any, as exclusively selected by our board of directors. Our articles of incorporation provide that special meetings of the stockholders may be called only by or at the direction of our board of directors, the chairman of our board or our chief executive officer. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.
Anti-Takeover Effects of Our Articles of Incorporation and Bylaws and Certain Provisions of Nevada Law
Our articles of incorporation, bylaws and the NRS contain provisions that are summarized in the following paragraphs and may have the effect of increasing the likelihood of continuity and stability in the composition of our board of directors. These provisions may also help us avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and protect the ability of our board of directors to enhance long-term stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our company by means of a tender offer, proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Voting Rights of ManagementCo
As described above in “—Preferred Stock—Special Voting Share,” the Special Voting Share will have voting power (which shall in no event be less than one vote) equal to that number of votes required, when taken together with the aggregate voting power of the shares of our common stock over which ManagementCo then has voting power, to give ManagementCo a majority of the aggregate voting power of the Special Voting Share and the then-outstanding shares of common stock. As a result, ManagementCo will be able to control all matters submitted to our stockholders for approval, even if ManagementCo has voting power over less than 50% of the voting power of shares of our common stock. This concentrated control could discourage others from initiating a potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.
We have created this voting arrangement, and the provision described below under “—Loss of Voting Rights,” to protect our firm from change of control events, such as the risk that changes in the ownership of our voting securities could be deemed to have resulted in an “assignment” of our investment management agreements under the 1940 Act or the Advisers Act or a “change of control” under the indentures governing the senior notes of PSH.
Loss of Voting Rights
As described above in “—Common Stock,” if at any time any person or group (other than ManagementCo) directly or indirectly controls shares of our common stock representing more than 24.9% of the aggregate total votes to which the outstanding shares of common stock and the Special Voting Share would otherwise entitle their holders, then the shares of common stock in excess of such percentage directly or indirectly controlled by such person or group will not be entitled to vote on any matter and will not be considered to be outstanding when sending notices of a meeting of stockholders to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our articles of incorporation.
Authorized but Unissued Capital Stock
Nevada law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the NYSE, which would apply so long as the shares of common stock remain listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or the then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
Our board of directors may generally issue shares of one or more additional series of preferred stock on terms designed to discourage, delay or prevent a change of control of our company or change the composition of our board. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more additional series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.
One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons who are supportive of or aligned with current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity in the composition of our board and in our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Restrictions on Business Combinations
Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.”
These statutes generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. We have made such an opt-out election in our original articles of incorporation.
Control Share Acquisitions
Nevada’s “acquisition of controlling interest” statutes, NRS 78.378 to 78.3793 prohibit an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with Nevada’s dissenter’s rights statutes.
A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have opted out of the control share statutes in our articles of corporation.
Number of Directors; Removal of Directors; Vacancies and Newly Created Directorships
Under NRS 78.335, subject to limited statutory exceptions and unless the articles of incorporation or an amendment thereto provide for a higher voting threshold, one or more of the incumbent directors may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote. Our articles of incorporation provide that the total number of directors constituting our board of directors may be fixed exclusively by a resolution adopted by our board of directors and further provides that all vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum.

No Cumulative Voting
Under Nevada law, the right to vote cumulatively does not exist unless the articles of incorporation specifically authorize cumulative voting. Our articles of incorporation do not authorize cumulative voting. Therefore, stockholders holding a majority of the voting power of the shares of our capital stock entitled to vote generally in the election of directors will be able to elect all of our directors.
Special Stockholder Meetings
Our articles of incorporation provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors, the chairman of our board or our chief executive officer. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of our company.
Director Nominations and Stockholder Proposals
Our articles of incorporation and our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (which date shall, for purposes of our first annual meeting of stockholders following this offering, be deemed to have occurred on     of the preceding calendar year). In the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of the previous year’s meeting, or if no annual meeting was held in the preceding year, a stockholder’s notice must be received at our principal executive offices not less than the later of 90 days prior to the upcoming meeting or the tenth day following the public announcement of the upcoming meeting nor more than 120 days prior to the upcoming annual meeting of stockholders. Our articles of incorporation and our bylaws allow the board of directors to adopt such rules and regulations for the conduct of meetings as it shall deem appropriate which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.
Exclusive Forum
To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our articles of incorporation include forum selection provisions.
More specifically, our articles of incorporation and bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Eighth Judicial District Court of the State of Nevada (or, if such court lacks subject matter jurisdiction, the state and federal courts in the State of Nevada) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of the Company to the Company or our stockholders; (iii) any internal action (as defined in NRS 78.046), including any action asserting a claim against us arising under NRS Chapter 78, our articles of incorporation, our bylaws, any agreement entered into pursuant to NRS 78.365 or as to which the NRS confers jurisdiction on the District Court of the State of Nevada; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Our articles of incorporation further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United

States, including, in each case, the applicable rules and regulations promulgated thereunder. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide.
To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our articles of incorporation. However, investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of our forum selection provisions.
Limitations on Liability and Indemnification of Officers and Directors
The NRS authorizes corporations to limit or eliminate, subject to limited statutory exceptions and unless the articles of incorporation or an amendment thereto (in each case filed on or after October 1, 2003), provide for greater individual liability, the individual liability of directors and officers to corporations and their stockholders and creditors for any damages as a result of any act or failure to act in such individual’s capacity as a director or officer, unless the statutory presumption established under NRS 78.138(3) (namely that directors and officers, in deciding upon matters of business, are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation) has been rebutted, and it is proven that (i) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of law. Our articles of incorporation include a provision that eliminates the individual liability of our directors and officers to the fullest extent permitted under Nevada law. The effect of these provisions is to eliminate the rights of us and our stockholders or creditors to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, including breaches involving grossly negligent behavior but not intentional misconduct, fraud or a knowing violation of law.
Our bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the NRS, subject to limited exceptions. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability under Nevada law, and the limitations on liability, indemnification and advancement provisions in our articles of incorporation and bylaws, may discourage stockholders from bringing a lawsuit against directors and officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Listing
We intend to list our common stock on the NYSE under the trading symbol “PS.”
Transfer Agent and Registrar
The transfer agent and registrar for shares of our common stock will be    .

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our common stock and our potential treatment as a personal holding company. Except with respect to the allocation of purchase price between your shares of our common stock and PSUS Shares, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).
A “U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes, any of the following:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.
This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, nor does it address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non- U.S. tax laws. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership considering an investment in our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.
Taxation of the Company - Personal Holding Companies
Although we do not expect to be treated as a personal holding company, or PHC, for U.S. federal income tax purposes, we could be subject to additional U.S. federal income tax on a portion of our income if it is determined that we are a PHC. A U.S. corporation will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations and pension funds) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year, consists of PHC income (which includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents). No assurance can be given that we will not become a PHC following this offering or in the future.

If we are or were to become a PHC in a given taxable year, we would be subject to an additional 20% PHC tax on our undistributed PHC income, which includes the company’s taxable income, subject to certain adjustments. If we were to become a PHC and had significant amounts of undistributed PHC income, the amount of PHC tax could be material; in that event, distribution of such income would reduce the PHC income subject to tax.
Allocation of Purchase Price and Basis for U.S. Holders and Non-U.S. Holders
No statutory, administrative or judicial authority directly addresses the treatment of a transaction similar to our delivery of shares of our common stock to each initial investor in the PSUS IPO for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. While not free from doubt, your acquisition of (1) PSUS Shares pursuant to the PSUS IPO and (2) shares of our common stock for no additional consideration in conjunction therewith should be treated for U.S. federal income tax purposes as the acquisition of both such PSUS Shares and such shares of our common stock for the aggregate purchase price paid in the PSUS IPO. Under this treatment, for U.S. federal income tax purposes, you must allocate the purchase price between the PSUS Shares and shares of our common stock you received pursuant to the PSUS IPO and this offering based on their relative fair market values. The price allocated to each of our common shares will be the investor’s tax basis in such share. We believe that one reasonable method for determining fair market value is to use the average of the highest and lowest public trading prices of, respectively, our common stock and PSUS Shares on the date of the closing of this offering and the PSUS IPO. We intend to use such method to determine the relative fair market value of the PSUS Shares issued in the PSUS IPO and shares of our common stock issued in this offering. We strongly urge you to consult your tax advisor regarding the determination of fair market value for these purposes.
The foregoing treatment of your receipt of PSUS Shares and our common stock and your purchase price allocation between PSUS Shares received in the PSUS IPO and shares of our common stock received pursuant to this offering are not binding on the IRS or the courts. Because there are no authorities that directly address the treatment of a transaction similar to our delivery of shares of our common stock to each initial investor in the PSUS IPO, no assurance can be given that the IRS or the courts will agree with the characterization described above, and any alternative characterization could result in adverse consequences for you, the Company, or PSUS. Accordingly, you are urged to consult your own tax advisor regarding the tax consequences of participating in this offering.
Tax Consequences for Non-U.S. Holders
Dividends
In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).
Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service

(“IRS”) Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:
•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.
A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.
If the third bullet were to apply, then except as described below, gain recognized by a non-U.S. holder on the disposition of our common shares would generally be subject to tax in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. Because the determination of whether we are a United States real property holding corporation depends on the fair market value of our United States real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we will not be a United States real property holding corporation at the time of the Corporate Conversion or will not become one in the future. Even if we were to become a United States real property holding corporation, gain arising from a non-U.S. Holder’s sale or other taxable disposition of shares of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such non-U.S. holder owns, actually and constructively, five percent (5%) or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.
Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on distributions received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of our common stock, proposed U.S. Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, in the public market will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors— Risks Related to this Offering and Ownership of Our Common Stock—Substantial sales of our common stock following this offering could cause the market price of our common stock to decline.”
Upon completion of this offering, we will have a total of     shares of our common stock outstanding. The shares of our common stock delivered to the initial investors in the PSUS IPO in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer. The     shares of our common stock held by our pre-IPO owners and management will be “restricted securities,” as defined in Rule 144 and may not be sold absent registration under the Securities Act or compliance with Rule 144 thereunder or in reliance on another exemption from registration.
We will enter into a registration rights agreement with our pre-IPO owners and management that will require us to register under the Securities Act the resale of these shares of common stock. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.
In addition,     shares may be granted under our Omnibus Incentive Plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover     shares.
Our articles of incorporation authorize us to issue additional shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the NRS and the provisions of our articles of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of common stock. See “Description of Capital Stock.”
Lock-Up Agreements and Registration Rights
We, our officers, directors and our pre-IPO owners, including our Founder and the Strategic Investors, have agreed, subject to certain exceptions, that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters for a period of 12 months after the date of this prospectus. These agreements are subject to certain exceptions, as set forth in “Underwriting.”
In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.” If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Following the lock-up period described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Rule 144
In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

UNDERWRITING
We and the underwriters named below (the “underwriters”), acting through Citigroup Global Markets Inc., UBS Securities LLC, BofA Securities, Inc., Jefferies LLC and Wells Fargo Securities, LLC as their representatives (the “Representatives”), have entered into an underwriting agreement (the “Underwriting Agreement”) with respect to the shares of our common stock being delivered to each initial investor in the PSUS IPO. Each of the underwriters named below is also acting as an underwriter in the PSUS IPO, pursuant to an underwriting agreement (the “PSUS Underwriting Agreement”) among the underwriters, PSUS and Pershing Square Capital Management, L.P., as investment manager to PSUS, and us, as the selling shareholder in the PSUS IPO. Subject to certain conditions, each underwriter has severally agreed to deliver the number of shares of our common stock indicated across from its name in the following table. The underwriters are committed to deliver all such shares of our common stock (other than those covered by the over-allotment option described below) if any PSUS Shares are purchased in the PSUS IPO.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
UBS Securities LLC
BofA Securities, Inc.
Jefferies LLC
Wells Fargo Securities, LLC
Total

If an underwriter fails to deliver the shares of our common stock it has agreed to deliver, the Underwriting Agreement provides that one or more substitute underwriters may be found, the delivery commitments of the remaining underwriters may be increased or the Underwriting Agreement may be terminated.
Pursuant to the PSUS Underwriting Agreement, the underwriters have an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional   PSUS Shares to cover over-allotments, if any, at the initial offering price of the PSUS Shares. The Underwriting Agreement provides for the delivery of up to   additional shares of our common stock to cover over-allotments upon the exercise by the underwriters of such option. The underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the PSUS Shares offered in the PSUS IPO. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase an additional number of PSUS Shares, and deliver the applicable number of additional shares of our common stock, proportionate to such underwriter’s initial commitment.
The Underwriting Agreement provides that the obligations of the underwriters to deliver the shares of our common stock included in this offering are subject to approval of certain legal matters by counsel and certain other conditions.
As described in the PSUS Prospectus, in connection with the PSUS IPO, the underwriters of the PSUS IPO will receive a commission equal to a percentage of the aggregate public offering price of the PSUS Shares sold in the PSUS IPO pursuant to the PSUS Underwriting Agreement. In addition, as described in the PSUS Prospectus, [we/PSUS] will reimburse the underwriters of the PSUS IPO for certain out-of-pocket expenses, including counsel fees, in connection with the PSUS IPO. As described in the PSUS Prospectus, certain underwriters will also receive fees for structuring the PSUS IPO. No additional compensation will be paid to the underwriters in connection with this offering.
We will bear all costs associated with this offering. We estimate that the total expenses of this offering and the PSUS IPO, including registration, filing and listing fees, printing and legal and accounting expenses, but excluding the underwriting discounts and commissions to the underwriters of the PSUS IPO, will be approximately $   .
Prior to this offering, there has been no public or private market for the shares of our common stock. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of our common stock to the public as there would be in a traditional underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, the public price of our common stock may be more volatile than in a traditional underwritten initial public offering and could, upon listing on the NYSE, decline significantly and rapidly from the opening price. Furthermore, there can be no assurance that an active trading market in the shares of our common stock will develop and continue after this offering. See the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”
The shares of our common stock are expected to be listed on the NYSE under the trading or ticker symbol “PS,” subject to notice of issuance.
In connection with the requirements for listing the shares of our common stock on the NYSE, the underwriters have undertaken to deliver lots of 100 or more shares of our common stock to a minimum of 400 beneficial owners in the United States. The minimum investment requirement is     PSUS Shares with which the underwriters will deliver     shares of our common stock.
The underwriters have informed us that they do not intend delivery of our shares of common stock to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.
We have agreed to indemnify the underwriters for or to contribute to the losses arising out of certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities, except in the cases of willful misfeasance, bad faith or gross negligence.
We, our officers, directors and our pre-IPO owners, including our Founder and the Strategic Investors, have agreed, subject to enumerated exceptions, that for a period of 12 months from the date of this prospectus, we and they will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement. The Representatives, in their sole discretion, may release all or any portion of the shares of our common stock subject to these lock-up agreements at any time.
At our request and as directed by us, the underwriters have reserved for sale at the initial public offering price up to    % of the PSUS Shares in the PSUS IPO (including the delivery of the applicable proportion of shares of our common stock) to certain investors, which includes investors in our funds as well as certain other individuals affiliated with PSCM LP. We will not pay underwriting discounts and commissions on the PSUS Shares sold (including the delivery of the applicable proportion of shares of our common stock) to such investors. The number of PSUS Shares (including the delivery of the applicable proportion of shares of our common stock) available for sale to the general public will be reduced by the number of shares sold to the foregoing investors as directed by us.
In connection with this offering, we will not engage in, and have not and will not, directly or indirectly, request the underwriters to engage in, over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. However, in connection with the PSUS IPO, the underwriters may purchase and sell PSUS Shares in the open market, including over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the PSUS IPO, which may require corresponding purchases or sales by the underwriters of shares of our common stock in the open market. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the subject securities and syndicate short positions involve the sale by the underwriters of a greater number of subject securities than they are required to deliver in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the PSUS Shares sold in the PSUS IPO (including the delivery of the shares of our common stock) for their account may be reclaimed by the syndicate if such PSUS Shares are repurchased by the syndicate in stabilizing or covering transactions. These activities aim to stabilize, maintain or otherwise affect the market price of the subject securities, which may be higher than the price that might otherwise prevail in the open market. Because there will be no underwriters engaging in stabilizing transactions with respect to the trading of our common stock on the NYSE, there could be greater volatility in the public price of our common stock during the period immediately following the closing of this offering. Furthermore, stabilizing transactions by the underwriters with respect to the trading of the PSUS Shares on the NYSE, including over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the PSUS IPO, may require corresponding purchases or sales by the underwriters of shares of our common stock in the open market, and therefore stabilizing transactions with respect to the trading of PSUS Shares may affect the trading market for our common stock, including in potentially unexpected ways. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—No public market for our common stock currently exists, and an active trading market for our common stock may never develop or be sustained after this offering. Following this offering, our stock price may fluctuate significantly.”
A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selected dealers, if any, participating in this offering. The Representatives may agree to allocate a number of shares of our common stock to underwriters for delivery to their online brokerage account holders. Internet distributions will be allocated by the Representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Certain underwriters have performed investment banking and advisory services for us and our affiliates from time to time, for which they have received customary fees and expenses. Certain underwriters may, from time to time, engage in transactions with or perform services for us and our affiliates in the ordinary course of business.
The principal business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013. The principal business address of UBS Securities LLC is 1285 Avenue of the Americas, New York, New York 10019. The principal business address of BofA Securities, Inc. is One Bryant Park, New York, New York 10036. The principal business address of Jefferies LLC is 520 Madison Avenue, New York, New York 10022. The principal business address of Wells Fargo Securities, LLC is 550 South Tryon Street, Charlotte, North Carolina 28202.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or delivered, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and delivery of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
For Prospective Investors Located in Australia
This prospectus: (i) does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (cth) (the “Corporations Act”); (ii) has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and (iii) may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).
The shares of our common stock may not be directly or indirectly offered for subscription or delivered, and no invitations to subscribe for or buy the shares of our common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of our common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting a subscription for the shares of our common stock, an investor represents and warrants that it is an exempt investor.
As any offer of shares of our common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within

12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of our common stock, offer, transfer, assign or otherwise alienate those shares of our common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
For Prospective Investors Located in Brazil
The Company is not listed with any stock exchange, organized over the counter market or electronic system of securities trading. The shares of our common stock have not been and will not be registered with any securities exchange commission or other similar authority, including the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or the “CVM”). The shares of our common stock will not be directly or indirectly offered or delivered within Brazil through any public offering, as determined by Brazilian law and by the rules issued by the CVM, including Law No. 6,385 (Dec. 7, 1976) and CVM Rule No. 400 (Dec. 29, 2003), as amended from time to time, or any other law or rules that may replace them in the future.
Acts involving a public offering in Brazil, as defined under Brazilian laws and regulations and by the rules issued by the CVM, including Law No. 6,385 (Dec. 7, 1976) and CVM Rule No. 400 (Dec. 29, 2003), as amended from time to time, or any other law or rules that may replace them in the future, must not be performed without such prior registration. Persons in Brazil wishing to acquire shares of our common stock should consult with their own counsel as to the applicability of these registration requirements or any exemption therefrom. Without prejudice to the above, the delivery and solicitation of shares of our common stock is limited to qualified investors as defined by CVM Rule No. 409 (Aug. 18, 2004), as amended from time to time or as defined by any other rule that may replace it in the future.
This prospectus is intended solely for the use of the addressee and cannot be delivered or disclosed in any manner whatsoever to any person or entity other than the addressee.
For Prospective Stockholders in Canada
No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and delivery of the shares of our common stock. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the shares of our common stock and any representation to the contrary is an offence. The offer and delivery of the shares of our common stock in Canada is being made on a private placement basis and is exempt from the requirement that the issuer prepare and file a prospectus under applicable Canadian securities laws. Any resale of shares of our common stock acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which resale restrictions may under certain circumstances apply to resales of the shares of our common stock outside of Canada.
The Company is not, and may never be, a “reporting issuer,” as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which the shares of our common stock will be offered and there currently is no public market for any of the shares of our common stock in Canada, and one may never develop.
Representations of Purchasers
Each Canadian investor who receives shares of our common stock will be deemed to have represented to the Company, the underwriters and to each dealer from whom a delivery confirmation is received, as applicable that:
A.
Where required by law, the investor is acquiring the shares of our common stock as principal, or is deemed to be acquiring as principal in accordance with applicable securities laws of the province in which such investor is resident, for its own account and not as agent for the benefit of another person, and for investment only and not with a view to resale or distribution;

B.
The investor, or any ultimate holder for which the investor is acting as agent, is entitled under applicable Canadian securities laws to acquire the shares of our common stock without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing, is

(i) an “accredited investor” as defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, in section 73.3(1) of the Securities Act (Ontario), and (ii) a “permitted client” as defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations; and
C.
The investor is not a person created or used solely to acquire or hold the shares of our common stock as an “accredited investor” as described in paragraph (m) of the definition of “accredited investor” in section 1.1 of NI 45-106.

Rights of Action for Damages or Rescission
Securities legislation in certain of the Canadian provinces provides certain purchasers of securities pursuant to an offering document (such as this prospectus), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission rule 45-501 Ontario prospectus and registration exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering document (such as this prospectus), or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation,” as defined in the applicable securities legislation. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by applicable securities legislation and are subject to limitations and defences under applicable securities legislation. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Underwriting Conflicts
Pursuant to section 3a.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”) (or section 3a.4 in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction), this offering is conducted pursuant to an exemption from the requirement that Canadian investors be provided with certain underwriter conflicts of interest disclosure that would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.
Language of Documents
Each purchaser residing in the Province of Québec hereby agrees that it is the purchaser’s express wish that all documents evidencing or relating in any way to the sale of the securities and all other contracts and related documents be drafted in the English language. Chaque acheteur residant dans la province de Québec reconnaît que c’est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des titres et tous les autre contrats et documents s’y rapportant soient rédigés en anglais.
For Prospective Stockholders in China
The shares of our common stock may not be marketed, offered or delivered directly or indirectly in a public manner within the People’s Republic of China (the “PRC,” for the purpose of this prospectus, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan) and neither this prospectus nor any offering material or information contained herein relating to the shares of our common stock, may be supplied to the public in the PRC or used in connection with any offer for the subscription of the shares of our common stock to the public in the PRC.
The shares of our common stock may only be marketed, offered or delivered in a non-public manner to not more than 200 specific institutional investors, including qualified domestic institutional investors as defined in the trial measures for the administration of securities investment outside the PRC by qualified domestic institutional investors (), qualified domestic insurance companies, qualified domestic trust companies, qualified domestic commercial banks and other qualified domestic investors (collectively, “Qualified Domestic Investors”). Other persons should not act or rely on this prospectus or any of its contents.
No public media or other means of public distribution or announcement will be used within the PRC in connection with the shares of our common stock or the delivery or distribution of this prospectus. This prospectus is being supplied to you solely for your information and may not be reproduced, redistributed, disclosed or passed on, in any way, to any other person or published, in whole or in part, for any other purpose. Neither this prospectus nor any part of it is intended as or constitutes provision of any consultancy or advisory service of securities investment or public inducement.
Subject to the foregoing, the distribution of this prospectus does not constitute a public offering of the securities under the securities laws of the PRC (), and is not intended as, and does not constitute, providing consulting or advisory service of securities investment as defined under the PRC laws.
For Prospective Stockholders in the European Economic Area
For the purposes of Directive 2011/61/EU of the European Parliament and the (European) Commission on Alternative Investment Fund Managers (the “Directive”), the Company will constitute a non-EU AIF whose AIFM is the management company, itself a non-EU AIFM (as each of the foregoing terms is defined in the directive). As of the date hereof, each member state of the European Economic Area (“EEA”) has adopted domestic legislation implementing the directive into its national law. Under the Directive, “marketing” (as defined in the Directive) to or with any investor domiciled or with a registered office in the EEA will be restricted by such laws and no such marketing will take place except as permitted by such laws.
Unless stated otherwise below, the shares of our common stock can only be marketed to investors domiciled, or with a registered office, in a member state of the EEA in which such marketing is permitted by applicable national law to those investors that are considered to be a professional client or may, on request, be treated as a professional client, within the meaning of Annex II to Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU.
For Prospective Stockholders in the Netherlands
The shares of our common stock have not been and will not be offered, transferred or delivered in the Netherlands, as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities which are or are considered to be ‘qualified investors’ (gekwalificeerde beleggers) within the meaning of article 1:1 of the Dutch Financial Supervision Act (wet op het financieel toezicht, the “WFT”). The AIFM makes use of the National Private Placement Regime (“NPPR”) referred to in article 1:13b of the WFT. As a consequence, the offering of the shares of our common stock does not require the Company to have a license pursuant to the WFT. In accordance with the NPPR, the Company is subject to certain reporting requirements vis-à-vis the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten).
For Prospective Stockholders in the United Kingdom
For the purposes of the Alternative Investment Fund Managers Regulations 2013/1773 (as amended) (“UK AIFMR”), the Company will constitute a non-UK AIF whose AIFM is the management company, itself a non-UK AIFM (as each of the foregoing terms is defined in UK AIFMR). Under UK AIFMR, “marketing” (as defined in UK AIFMR) to or with any investor domiciled or with a registered office in the United Kingdom will be restricted by UK AIFMR and no such marketing will take place except as permitted by UK AIFMR.
Unless stated otherwise below, the shares of our common stock can only be marketed to investors domiciled, or with a registered office, in the United Kingdom to those investors that are considered to be a professional client or may, on request, be treated as a professional client, within the meaning of point (8) of article 2(1) of Regulation (EU) No. 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
For the purposes of investors in the United Kingdom, this communication is being made to and directed only at persons who: (i) have professional experience of participating in unregulated schemes falling within article 14 of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001 (as amended, the “CIS Order”) and fall within article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “FPO”); or (ii) fall within article 22(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the CIS Order and article 49(5)(a) to (d) of the FPO; or (iii) persons to whom this report may otherwise be lawfully made to or directed at, provided, that such persons are also “qualified investors” as defined in section 86 of the Financial Services and Markets Act 2000, all such persons together being referred to as relevant persons. The investments and investment activity to which this communication relates are available to, and will only be engaged in with, relevant persons. No other person should act or rely on it.
For Prospective Stockholders in Hong Kong
The contents of this prospectus have not been reviewed or approved by any regulatory authority in Hong Kong. This prospectus does not constitute an offer or invitation to the public in Hong Kong to acquire shares of our common stock. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purposes of issue, this prospectus or any advertisement, invitation or document relating to the shares of our common stock, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to shares of our common stock which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance of Hong Kong (cap. 571) (the “SFO”) and the subsidiary legislation made thereunder) or in circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinances of Hong Kong (Cap. 32) (the “CWMPO”) or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CWMPO. The offer of the shares of our common stock is personal to the person to whom this prospectus has been delivered by or on behalf of the Company, and a subscription for shares of our common stock will only be accepted from such person. No person to whom a copy of this prospectus is issued may issue, circulate or distribute this prospectus in Hong Kong or make or give a copy of this prospectus to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.
For Prospective Stockholders in Israel
The shares of our common stock have not been registered and are not expected to be registered under the Israeli Securities Law – 1968 (the “Securities Law”) or under the Israeli Joint Investment Trust Law – 1994 due to applicable exemptions. Accordingly, the shares of our common stock will only be offered and delivered in Israel pursuant to applicable private placement exemptions, to parties that qualify as both (i) Sophisticated Investors described in Section 15a(b)(1) of the Securities Law and (ii) as “Qualified Customers” for purposes of Section 3(a)(11) of the Law for the Regulation of Provision of Investment Advice, Marketing Investments and Portfolio Management – 1995 (the “Investment Advisor Law”). The Company is not a licensed investment marketer under the Investment Advisor Law and the Company does not maintain insurance as required under such law. The Company may be deemed to be providing investment marketing services but is not an investment advisor for purposes of Israeli law. Any investment marketing which may be deemed provided under Israeli law in connection with an investment in the Company is deemed provided on a one time only basis and the Company will not provide any ongoing investment marketing or investment advisory services to the investor. If any recipient in Israel of a copy of this prospectus is not qualified as described above, such recipient should promptly return this prospectus to the Company. By retaining a copy of this prospectus you are hereby confirming that you qualify as both a Sophisticated Investor and Qualified Customer, fully understand the ramifications thereof and agree to be treated as such by the Company.
For Prospective Stockholders in Mexico
The shares of our common stock have not been and will not be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission of Mexico (Comisión Nacional Bancaria y de Valores; the “CNBV”) and may not be offered or delivered publicly in Mexico or otherwise be subject to intermediation activities in Mexico, except that the shares of our common stock may be offered and delivered to investors in Mexico qualifying as institutional or accredited investors pursuant to the private placement exemptions provided in article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores). This prospectus is solely our responsibility and has not been reviewed or authorized by the CNBV and may not be publicly distributed in Mexico. In making an investment decision, all investors, including any Mexican investor who may acquire shares of our common stock from time to time, must rely on their own examination of the terms of this offering and the shares of our common stock, including the merits and risks involved.

For Prospective Stockholders in Japan
No public offering of the shares of our common stock is being made to investors resident in Japan and no securities registration statement pursuant to Article 4, paragraph 1, of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) (the “FIEA”) has been made or will be made in respect of the offering of the shares of our common stock in Japan pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in Article 10 of the Cabinet Ordinance Concerning Definitions under Article 2 of the FIEA (Ordinance No. 14 of 1995, as amended) as set forth in Article 2, Paragraph 3, Item 2 (a) of the FIEA or small number investors as set forth in Article 2, Paragraph 3, Item 3 of the FIEA. The shares of our common stock may not be offered or delivered, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan unless they are offered or delivered pursuant to an exemption from the registration requirements of, and in compliance with, the FIEA and any applicable laws and regulations of Japan. Neither the Financial Services Agency of Japan nor the Kanto Local Finance Bureau has passed upon the accuracy or adequacy of this prospectus or otherwise approved or authorized the offering of the shares of our common stock in Japan or to investors resident in Japan.
For Prospective Investors Located in the State of Qatar and the Qatar Financial Centre (“QFC”)
This prospectus is provided on an exclusive basis to the specifically intended recipient thereof, for the recipient’s personal use only and on the basis that the recipient is willing and able to conduct an independent investigation of the risks involved in this prospectus, the underlying instruments and any related documents. Nothing in this prospectus constitutes, is intended to constitute, shall be treated as constituting or shall be deemed to constitute, any offer or sale of securities in the State of Qatar or in the QFC to the public or the inward marketing of securities or an attempt to do business or conduct activities, as a bank, an investment company or otherwise in the State of Qatar or in the QFC.
This prospectus, the underlying instruments and any related documents have not been reviewed, approved, registered or licensed by or with the Qatar Central Bank, the Qatar Financial Centre Regulatory Authority, the Qatar Financial Markets Authority or any other regulator in the State of Qatar, the QFC or under any laws of the State of Qatar or the QFC. No transaction will be concluded in your jurisdiction. Recourse against the dealer, and those involved with it, may be limited or difficult and may have to be pursued in a jurisdiction outside Qatar and the QFC. Any distribution of this prospectus by the recipient to third parties in Qatar or the QFC beyond the terms hereof is not authorized and shall be at the liability of such recipient.
Any enquiries regarding the financial services or securities contained herein should be made by contacting the adviser.
For Prospective Investors Located in the Kingdom of Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations issued by the Saudi Arabian Capital Market Authority.
The Capital Market Authority does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
For Prospective Stockholders in Singapore
This prospectus and any other material in connection with the offer or sale is not a prospectus as defined in the Securities and Futures Act 2001 of Singapore (the “SFA”). Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. You should consider carefully whether the investment is suitable for you.
This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore (the “MAS”) and this offering is not regulated by any financial supervisory authority pursuant to any legislation in Singapore. The Company is not authorised or recognised by the MAS and the shares of common stock are not allowed to be offered to the retail public. Accordingly, this prospectus and any other document or material in connection with the offer or delivery, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or delivered, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 4A of the SFA, or (ii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Certain resale restrictions apply to the offer and investors are advised to acquaint themselves with such restrictions. The shares of our common stock, or interests in those shares, may not be offered or delivered or transferred to any person in Singapore other than to an institutional investor under Section 4A of the SFA or as permitted in writing by the Company and in accordance with the conditions of any other applicable provision of the SFA.
You should therefore ensure that your own transfer arrangements comply with the restrictions. You should seek legal advice to ensure compliance with the above arrangement.
For Prospective Investors Located in Switzerland
The Company has not been approved for offering to non-qualified investors by the Swiss Financial Market Supervisory Authority FINMA (“FINMA”) pursuant to article 120(1) of the Swiss Federal Act on Collective Investment Schemes (“CISA”) and no representative or paying agent in Switzerland has been appointed pursuant to article 120(4) CISA. Accordingly, the shares of our common stock may only be offered (within the meaning of article 3(g) of the Swiss Federal Act on Financial Services (“FinSA”)) or marketed (within the meaning of article 127a of the Collective Investment Schemes Ordinance), directly or indirectly, in or from Switzerland and this prospectus and any other offering documents relating to the Company may only be made available in or from Switzerland to professional clients as defined in article 4(3) or private clients within the meaning of article 4(2) FinSA who are in a long-standing investment advisory or investment management relationship with a regulated financial intermediary and who did not declare that they shall not be treated as qualified investors in accordance with article 10 (3ter) CISA. Investors in the shares of our common stock do not benefit from the specific investor protection provided by CISA and the supervision by FINMA in connection with the approval for offering or the appointment of a representative and paying agent in Switzerland.
For Prospective Investors Located in the Dubai International Financial Centre (DIFC)
This prospectus relates to a company which is not subject to any form of regulation or approval by the Dubai Financial Services Authority (“DFSA”).
This prospectus is only intended for recipients who are classified as ‘Deemed’ Professional Clients under the DFSA Rulebook or following their request for such prospectus.
The DFSA has no responsibility for reviewing or verifying any prospectus or other documents in connection with the Company. Accordingly, the DFSA has not approved this prospectus or any other associated documents nor taken any steps to verify the information set out in this prospectus, and has no responsibility for it.
The shares of our common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers should conduct their own due diligence on the shares of our common stock.
If you do not understand the contents of this document you should consult an authorised financial adviser.
For Prospective Investors Located in the Abu Dhabi Global Market (ADGM))
This communication is sent strictly within the context of, and constitutes, an Exempt Communication.
This document relates to the shares of our common stock which is not subject to any form of regulation or approval by the Financial Services Regulatory Authority of the Abu Dhabi Global Market (the “FSRA”). The FSRA accepts no responsibility for reviewing or verifying any prospectus or documents in connection with the shares of our common stock. Accordingly, the FSRA has not approved this document or any other associated documents nor taken any steps to verify the information set out in this document, and has no responsibility for it.
The financial product to which this document relates may be illiquid and/or subject to restrictions on its resale. Prospective investors should conduct their own due diligence on the financial product.

This document does not constitute or form part of any offer to issue or deliver, or any solicitation of any offer to subscribe for the shares of our common stock in the Abu Dhabi Global Market and accordingly should not be construed as such.
If you do not understand the contents of this document you should consult an authorised financial adviser.
For Prospective Investors Located in United Arab Emirates (Excluding the Dubai International Financial Centre (DIFC) and the Abu Dhabi Global Market (ADGM))
This document, and the information contained herein, does not constitute, and is not intended to constitute, a public offer of securities in the United Arab Emirates (“UAE”) and accordingly should not be construed as such. The shares of our common stock are only being offered to a limited number of exempt Professional Investors in the UAE who fall under one of the following categories: federal or local governments, government institutions and agencies or companies wholly owned by any of them. The shares of our common stock have not been approved by or licensed or registered with the UAE Central Bank, the Securities and Commodities Authority, the Dubai Financial Services Authority, the Financial Services Regulatory Authority or any other relevant licensing authorities or governmental agencies in the UAE (the “Authorities”). The Authorities assume no liability for any investment that the named addressee makes as an exempt Professional Investor. The document is for the use of the named addressee only and should not be given or shown to any other person (other than employees, agents or consultants in connection with the addressee’s consideration thereof).
For Prospective Stockholders in Jersey
Consent under the Control of Borrowing (Jersey) Order 1958 has not been obtained for the circulation of this prospectus. Accordingly, the offer that is the subject of this prospectus may only be made in Jersey where the offer is not an offer to the public or the offer is valid in the United Kingdom or Guernsey and is circulated in Jersey only to persons similar to those to whom, and in a manner similar to that in which, it is for the time being circulated in the United Kingdom or Guernsey as the case may be. By accepting this offer each prospective investor in Jersey represents and warrants that he or she is in possession of sufficient information to be able to make a reasonable evaluation of the offer.
For Prospective Stockholders in Thailand
This document is provided to you as permitted by applicable laws and regulations, or solely at your request, and is not intended to be an offer, sale, or invitation for subscription or purchase of any interests in the Company in Thailand. This document has not been, and will not be, reviewed or approved by the Office of the Securities and Exchange Commission of Thailand. Accordingly, this document and any other documents and materials, in connection with the offer or delivery, or invitations for subscription or purchase of any interests in the Company, may not be circulated or distributed, nor may the interests in the Company be offered or delivered, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any members of the public in Thailand, unless it is conducted by an entity holding appropriate securities business license under Thai law in accordance with the relevant laws and regulations.

LEGAL MATTERS
Certain legal matters in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, Washington, D.C. The validity of the shares of common stock issued in this offering will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.
EXPERTS
The consolidated financial statements of Pershing Square Capital Management, L.P. appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.
Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect copies of these materials without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.
Following the completion of this offering, Mr. Ackman, our Founder and Chief Executive Officer, intends to use his X (formerly Twitter) account (@BillAckman) as a means of publicly disseminating current information about the Company and the funds from time to time including information about new and disposed of investments and hedges, as well as his views on macroeconomic, geopolitical and other developments. Accordingly investors should monitor this account in addition to following the Company’s SEC filings and the Company’s website (  ), as well as the Company’s press releases and investor presentations and events. Information on, or accessible from, Mr. Ackman’s X account or on the Company’s website is not part of this prospectus by reference or otherwise.

INDEX TO FINANCIAL STATEMENTS
Audited Consolidated Financial Statements of Pershing Square Capital Management, L.P.

Report of Independent Registered Public Accounting Firm
To the General Partner of
Pershing Square Capital Management, L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial condition of Pershing Square Capital Management, L.P. (the “Partnership”) as of December 31, 2023, the related consolidated statements of operations, partners’ capital and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Partnership’s auditor since 2010.
New York, New York
December 30, 2024

Consolidated Statement of Financial Condition

As of December 31	2023
Assets
Cash and cash equivalents	$4,271,418
Restricted cash	382,435
Performance fees receivable	321,696,546
Due from affiliates(1)	70,741,025
Investment in Pershing Square, L.P., at fair value(1)	65,820,642
Lease right-of-use assets	33,372,734
Deferred sublease incentive	5,338,512
Prepaid expenses	1,401,898
Fixed assets and leasehold improvements (net of accumulated depreciation of $56,278,842)	20,317,592
Other assets	312,931
Total assets	$523,655,733

Liabilities
Accrued compensation and benefits(1)	$97,426,780
Affiliates fee rebate payable	77,726,159
Capital distributions payable(1)	46,075,171
Taxes payable	12,823,334
Accounts payable	5,580,638
Loans payable	108,725,577
Operating lease liabilities	50,606,373
Total liabilities	398,964,032

Commitments and Contingencies (see Note 7)

Partners’ capital
Partners’ capital controlling interests	78,844,135
Non-controlling interest in consolidated variable interest entities(1)	45,847,566
Total partners’ capital	124,691,701

Total liabilities and partners’ capital	$523,655,733

(1)	Includes amounts attributable to consolidated variable interest entities (“VIEs”) for which the Partnership does not have any direct equity interests.
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Operations

For the Year Ended December 31	2023
Revenue
Performance fees(1)	$341,855,070
Management fees	170,801,456
Total revenue	512,656,526

Expenses
Profit-sharing partner compensation(1)	115,829,484
Affiliates fee rebate	115,705,667
General and administrative expense	22,649,494
Employee compensation and benefits	13,124,483
Depreciation and amortization expense	2,757,608
Total expenses	270,066,736

Operating income	242,589,790

Other income (expenses)
Gain (loss) allocated from Pershing Square, L.P.(1)	11,361,859
Interest expense	(7,069,082)
Other income (expense)	4,269,622
Interest income	738,640
Total other income (expenses)	9,301,039

Net income before taxes	251,890,829
Income tax expense	18,169,882
Net income	233,720,947
Less: Net (income) loss attributable to non-controlling interest(1)	(24,261,101)
Net income attributable to Pershing Square Capital Management, L.P.	$209,459,846

(1)	Includes amounts attributable to consolidated VIEs for which the Partnership does not have any direct equity interests.
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Partners’ Capital
For the year ended December 31, 2023

	General Partner	Limited Partners	Non-controlling Interest	Total
As of December 31, 2022	$1,784,953	$(34,778,970)	$29,701,675	$(3,292,342)
Capital contributions	—	1,453,985	—	1,453,985
Capital distributions	(461,420)	(98,614,259)	(8,115,210)	(107,190,889)
Net income	2,094,598	207,365,248	24,261,101	233,720,947
As of December 31, 2023	$3,418,131	$75,426,004	$45,847,566	$124,691,701

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Year Ended December 31	2023
Cash flows from operating activities
Net income	$233,720,947
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	2,757,608
Non-cash lease expense	2,523,919
Amortization of LTIP grants in profit-sharing compensation	1,453,985
Changes in operating assets and liabilities:
Performance fees receivable	(321,663,531)
Due from affiliates	15,799,546
Prepaid expenses	(776,105)
Deferred sublease incentive	152,795
Investment in Pershing Square, L.P.	(20,152,723)
Other assets	51,145
Accrued compensation and benefits	81,746,629
Affiliates fee rebate payable	77,726,159
Taxes payable	12,597,234
Accounts payable	1,462,274
Operating lease liabilities	(3,599,406)
Net cash provided by operating activities	83,800,476

Cash flows from investing activities
Purchases of fixed assets and leasehold improvements	(17,785)
Net cash used in investing activities	(17,785)

Cash flows from financing activities
Pay down of loans	(2,874,769)
Payments for capital distributions	(81,415,338)
Net cash used in financing activities	(84,290,107)

Net change in cash and cash equivalents and restricted cash	(507,416)
Cash and cash equivalents and restricted cash, beginning of year	5,161,269
Cash and cash equivalents and restricted cash, end of year	$4,653,853
Supplemental disclosures:
Cash paid during the year for income tax expense	$5,572,648
Cash paid during the year for interest expense	6,493,426
Non-cash activities:
Capital contributions	1,453,985

Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents	$4,271,418
Restricted cash	382,435
Total cash and cash equivalents and restricted cash, end of year	$4,653,853

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 2023
1.	ORGANIZATION
Pershing Square Capital Management, L.P. (the “Partnership” or “PSCM”) was organized as a limited partnership under the laws of the state of Delaware on December 17, 2003 and commenced operations on January 2, 2004. The Partnership is the investment manager to Pershing Square, L.P., a Delaware limited partnership (“PSLP”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PSINTL” and together with PSLP, the “Private Funds”), and Pershing Square Holdings, Ltd., a publicly traded Guernsey limited liability company (“PSH”, and collectively with the Private Funds, the “Core Funds”). The Core Funds generally implement substantially similar investment objectives, policies and strategies.
The Partnership is also the investment adviser to PS VII, L.P., a Delaware limited partnership (“PSVII LP”), PS VII International, L.P., a Cayman Islands exempted limited partnership (“PSVII Intl”), PS VII Master, L.P., a Cayman Islands exempted limited partnership (“PSVII Master”), PS VII A International, L.P., a Cayman Islands exempted limited Partnership (“PSVIIA”), and PS VII Employee Fund, LLC, a Delaware limited liability company (“PSVII Employee Fund” and together with PSVII LP, PSVII Intl, PSVII Master, and PSVIIA, the “PSVII Funds” and collectively with the Core Funds, the “Pershing Square Funds”). The PSVII Funds operate collectively as a co-investment vehicle that primarily invests in securities of (or otherwise seeks to be exposed to the value of securities issued by) Universal Music Group, N.V. (“UMG”). The PSVII Funds are closed to new investors.
The Partnership is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, and with the Commodity Futures Trading Commission (“CFTC”) as the commodity pool operator of the Core Funds under the Commodity Exchange Act, as amended.
PS Management GP, LLC, a limited liability company organized under the laws of the state of Delaware, is the General Partner of the Partnership. William Ackman is the managing member of the General Partner.
The Partnership is a concentrated, research-intensive, fundamental value investor in the public markets. The Partnership’s investment objective with respect to the Core Funds is to preserve capital and seek maximum, long-term capital appreciation commensurate with reasonable risk. The Partnership defines risk as the probability of a permanent loss of capital, rather than price volatility. The PSVII Funds’ investment objective is to obtain exposure to securities issued by, or instruments the reference asset for which is, UMG. In its value approach to investing, the Partnership seeks to identify and have the Core Funds primarily invest in long (and occasionally short) investment opportunities that the Partnership believes exhibit significant valuation discrepancies between current trading prices and intrinsic business (or net asset) value, often with a catalyst for value recognition.
The substantial majority of the Core Funds’ portfolio is typically allocated to 8 to 12 core holdings usually comprising liquid, listed, large capitalization North American companies. The Core Funds may make investments in a wide range of industry sectors, geographies and asset classes. The Partnership seeks to invest in high-quality businesses, which it believes have limited downside and generate predictable, recurring cash flows. The Partnership is an active and engaged investor that works with the companies in the Core Funds’ portfolio to create substantial, enduring and long-term shareholder value. The Partnership aims to manage risks through careful investment selection and portfolio construction, and may use opportunistic hedging strategies to mitigate market-related downside risk or to take advantage of asymmetric profit opportunities.
The Partnership’s primary sources of revenue are management fees from the Core Funds and PSVII Master, and performance fees from PSH and PSINTL. The Core Funds and PSVII Master pay management fees based on a percentage of their net asset value (before any accrued performance fees), and performance fees are based on a percentage charged of the net profits of PSH and PSINTL. In addition, as described under “Consolidation,” the performance allocations received by the general partners of PSLP and PSVII Master are consolidated with the

Partnership’s revenue. Accordingly, for any given period, the Partnership’s revenues will be driven by the total net asset value (before any accrued performance fees) and performance of these funds.West Side Services, LLC, a Delaware limited liability company, is a wholly owned subsidiary of the Partnership related to certain of its office operations.
The Partnership is the non-member manager of Pershing Square SPARC Sponsor, LLC (“SPARC Sponsor”), a Delaware limited liability company. The Core Funds are the non-managing members of SPARC Sponsor. SPARC Sponsor is the sponsor entity of Pershing Square SPARC Holdings, Ltd. (“SPARC”), a Delaware corporation formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other business combination transaction with one or more businesses. SPARC is actively looking for target companies for its business combination.
The Partnership conducts its business and generates substantially all of its revenues primarily in the United States through one operating and reportable segment. The Partnership’s single reportable segment reflects the allocation of Partnership resources, operational decision-making and assessment of the Partnership’s financial performance by the Partnership’s chief operating decision makers using a consolidated, ‘one-firm approach,’ with a single expense pool.
2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of the Partnership, its wholly owned subsidiaries, and entities in which the Partnership is deemed to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.
All amounts are stated in U.S. dollars. The following is a summary of the significant accounting and reporting policies used in preparing the Partnership’s consolidated financial statements.
Consolidation
The Partnership consolidates all subsidiaries in accordance with GAAP and Financial Accounting Standards Board (“FASB”) ASC 810, Consolidation (“ASC 810”). The Partnership consolidates all entities that it controls either as the primary beneficiary of a variable interest entity (“VIE”) or through a majority voting interest. The Partnership identifies VIEs it must consolidate by evaluating (1) whether it holds a variable interest in an entity, (2) whether the entity is a VIE, and (3) whether the Partnership’s involvement would make it the primary beneficiary. Entities that do not qualify as VIEs are generally assessed for consolidation as voting interest entities (“VOEs”). Under the VOE model, the Partnership consolidates those entities for which it holds a majority voting interest.
In evaluating whether the Partnership holds a variable interest in an entity, fees it receives from the entity (including management fees and performance fees) that are customary and commensurate with the level of services it provides are not considered variable interests where the Partnership does not also hold other economic interests in the entity that would absorb more than an insignificant amount of the expected losses or returns of the entity.
If there are entities where the Partnership holds a variable interest, the Partnership must then determine whether each of these entities qualifies as a VIE and, if so, whether the Partnership is the primary beneficiary. In general, a VIE is a corporation, partnership, limited liability company, trust or any other legal structure used to conduct activities or hold assets that: (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (ii) has a group of equity owners that lack the power to direct its activities that significantly impact economic performance, or (iii) has a group of equity owners that do not have the obligation to proportionally absorb losses or the right to proportionally receive returns generated by its operations.

In evaluating whether the Partnership is the primary beneficiary of a VIE, the Partnership evaluates its economic interests in the entity held either directly or indirectly by the Partnership. VIEs are consolidated when an entity, as the primary beneficiary, holds a controlling financial interest in the VIE. An enterprise is deemed to have a controlling financial interest in a VIE if a) the enterprise has the power to direct the activities of a VIE that impacts the economic performance and b) the enterprise has the obligation to absorb losses, or the right to receive benefits that could potentially be significant to the VIE.
The Partnership has evaluated the Pershing Square Funds, their respective general partners and any affiliated entities, as applicable, for consolidation with the Partnership in accordance with ASC 810. As the Partnership does not hold economic interests in the Pershing Square Funds that would absorb more than an insignificant amount of their expected losses or returns, the Partnership does not hold a variable interest in any of the Pershing Square Funds. The Partnership also does not hold a majority of the voting interests in the Pershing Square Funds. As a result, the Pershing Square Funds are not required to be consolidated with the Partnership under ASC 810.
Conversely, the Partnership has determined to consolidate Pershing Square GP, LLC (“PSGP”), the general partner of PSLP, and PSVII GP, LLC, the general partner of PSVII Master, PSVII LP, PSVII Intl and PS VII A (“PSVII GP”) under ASC 810. As the Partnership compensates its personnel using the performance allocations received by PSGP and PSVII GP, the Partnership is exposed to variability in the expected losses or returns of these entities and holds a variable interest in both PSGP and PSVII GP. The Partnership, as investment manager of the Pershing Square Funds, has the power to direct the activities of PSGP and PSVII GP that most significantly impact its economic performance (i.e. PSGP and PSVII GP’s receipt of performance allocations), and the Partnership is the primary beneficiary of such economic performance by using PSGP and PSVII GP’s performance allocations to compensate the Partnership’s personnel.
The Partnership consolidates the accounts of a trust for the Partnership’s corporate aircraft (the “Aircraft Trust”) created between the Partnership as trustor and Delaware Trust Company as owner trustee described further in Note 6. The Partnership includes the Aircraft Trust’s assets and liabilities and its results of operations in the Partnership’s consolidated financial statements.
The Partnership also consolidates the accounts of West Side Services, LLC as it is a wholly owned subsidiary of the Partnership.
Use of Estimates
The preparation of the Partnership’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expenses during the reported period. While management believes that the estimates utilized in preparing the consolidated financial statements are reasonable and prudent, actual results could differ from those estimates.
Non-controlling Interests
A portion of the equity and income or loss from entities that are consolidated but not wholly owned by the Partnership is allocated to other owners. The portion allocated to other owners is included within non-controlling interest in the consolidated financial statements. The Partnership does not hold any direct equity interests in PSGP or PSVII GP. As a result, all net income related to both entities is allocated to non-controlling interest, and their capital balances represent the equity interests of other owners in PSGP and PSVII GP, as applicable.
Non-controlling interest is presented as a separate component of partners’ capital in the Consolidated Statement of Financial Condition and Consolidated Statement of Changes in Partners’ Capital to clearly distinguish the controlling interests in the Partnership (general partner and limited partner interests) from the non-controlling interests in PSGP and PSVII GP, as applicable. Net income in the Consolidated Statement of Operations includes the net income attributable to the holders of non-controlling interests in the VIEs. Income and losses are allocated to the non-controlling interest in proportion to their relative ownership interests.
Revenue Recognition
The Partnership receives management fees and performance fees from certain Pershing Square Funds in exchange for the investment management services it provides. These revenues are derived from the Partnership’s investment management agreements with each fund.
The Partnership recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized when the Partnership transfers promised goods or services to customers in an amount that reflects the consideration to which the Partnership expects to be entitled to in exchange for those goods or services. ASC 606 requires an entity to: (i) identify the contract(s) with a customer, which includes assessing the collectability of the consideration to which it will be entitled in exchange for the goods or services transferred to the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation.
Management Fees
The Partnership acts as investment manager providing management and administrative services to the Pershing Square Funds in accordance with each of their investment management agreements. As compensation for such services, the Partnership receives a quarterly management fee of 0.375%, equal to 1.50% on an annual basis, of the net asset value (before any accrued performance fees) of the Core Funds, and a quarterly management fee of 0.0625%, equal to 0.25% on an annual basis, of the net asset value (before any accrued performance allocation) of the PSVII Funds. Management fees are recognized over the period during which the related services are performed.
Management fees are generally calculated and paid to the Partnership quarterly in advance, based on the amount of fee-paying assets under management at the beginning of the quarter. Management fees are prorated for capital contributions in the Private Funds received during the quarter. Accordingly, changes in the Partnership’s management fee revenue from quarter to quarter are driven by changes in the quarterly balances of fee-paying assets and the relative magnitude and timing of contributions and withdrawals in a given quarter.
Performance Fees
The Partnership earns performance fees from PSINTL and PSH as their investment manager, and PSGP receives a performance allocation from PSLP as its general partner. Performance fees and the performance allocation are based on the net income of each Core Fund through the end of the fiscal year or upon capital withdrawals, above a prior high water mark. The performance fees/allocation if earned, are payable upon the occurrence of crystallization events, which include, but are not limited to, December 31 of each year, withdrawals from the Private Funds and PSH’s payment of a dividend. Any crystallized or accrued performance fees for PSINTL and PSH earned during the year and outstanding at year-end are reported within performance fees receivable. See Note 4 for further disclosure regarding Core Fund performance fees.
PSVII GP is eligible to receive a performance allocation in connection with its services as the general partner to PSVII Master upon the occurrence of the crystallization events described in Note 4.
Cash and Cash Equivalents
The Partnership considers all highly liquid financial instruments with a maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2023, cash and cash equivalents was comprised of $1,274,371 of cash held at a U.S. bank and $2,997,047 of cash held in a money market fund invested in U.S. Treasury obligations.

Restricted Cash
The Partnership has provided various security deposits held by service providers in the normal course of business. Such security deposits are generally restricted until the termination of each service provider’s contract period.
Fair Value of Financial Instruments
PSGP’s investment in PSLP is considered an equity method investment due to PSCM being deemed to exert significant influence over PSLP as the fund’s investment manager. The Partnership has elected the fair value option for this investment. Fair value for PSGP’s investment in PSLP is determined using the net asset value of PSLP in accordance with the “practical expedient,” as defined by GAAP. As of December 31, 2023, PSGP had an ownership percentage of approximately 4.8% of PSLP. For the year ended December 31, 2023, PSGP recorded a gain of $11,361,859 from its investment in PSLP.
The summarized financial information of the Partnership’s equity method investment as of December 31, 2023 is as follows:

Summarized Financial Information – Pershing Square L.P.	2023
Statement of Financial Condition
Assets
Investments and derivative contracts	1,287,805,087
Other assets	178,363,437
Total assets	1,466,168,524
Liabilities and Equity
Derivative contracts	3,850,152
Other liabilities	78,051,660
Total liabilities	81,901,812
Partners’ capital	1,384,266,712
Total liabilities and equity	1,466,168,524

Statement of Operations
Net gain from investments in securities and derivative contracts	286,293,330
Investment income	18,182,838
Total expenses	(11,933,184)
Net income	292,542,984

The Partnership’s assets and liabilities that qualify as financial instruments under GAAP are generally recorded at fair value or at an amount where the carrying value approximates fair value due to the instrument’s short-term nature.
Due from Affiliates
The Pershing Square Funds, partners, employees and other affiliates reimburse the Partnership from time to time for expenses the Partnership pays on their behalf. Reimbursements owed to the Partnership are reflected in due from affiliates. See Note 4 for further disclosure of transactions with related parties.
As of December 31, 2023, due from affiliates is primarily comprised of $63,065,897 of New York State and New York City Pass-through Entity Tax paid on behalf of the partners (refer to “Income Taxes” below for more details) and $7,384,317 of PSGP’s capital withdrawal from PSLP that has not been received as of the reporting date.
As of December 31, 2023, no allowance related to due from affiliates was deemed necessary.

Accounts Payable
Accounts payable is comprised of primarily general and administrative expenses as well as interest expense that were accrued but not paid as of year-end. For more details on general and administrative expenses, refer to Note 5.
Fixed Assets and Leasehold Improvements, Net of Accumulated Depreciation and Amortization
Fixed assets consist of an aircraft, leasehold improvements principally for the build-out of the Partnership’s office space, furniture and fixtures, office computers and equipment along with computer software. Fixed assets and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Depreciation of fixed assets is calculated using the straight-line method over a period of three to seven years. Leasehold improvements are amortized over the shorter of the expected useful life or the remaining term of the related lease agreement. Total depreciation and amortization expense of the Partnership for the year ended December 31, 2023 was $2,757,608. The Partnership evaluates fixed assets for impairment whenever events or changes in circumstances indicate that an asset’s carrying value may not be fully recovered. The Partnership has determined that there was no impairment to be recorded for its fixed assets.
The following table provides the gross balances for each class of fixed assets and total accumulated depreciation and amortization for all asset classes:

As of December 31		2023
Asset Class	Useful Life
Aircraft	7	$44,473,793
Leasehold Improvements	15	28,333,531
Furniture and Fixtures	7	2,212,758
Office Computers and Equipment	5	1,115,048
Computer Software	3	461,304
Total Fixed Assets and Leasehold Improvements (gross)		76,596,434
Less: Accumulated Depreciation and Amortization		(56,278,842)
Total Fixed Assets and Leasehold Improvements (net)		$20,317,592

Employee Compensation and Benefits
Employee compensation and benefits reflects all compensation related items not directly related to partners who participate in the profit-sharing arrangements and the long-term incentive plan discussed below, and includes salaries, benefits, payroll taxes and discretionary cash bonuses. The Partnership generally recognizes employee compensation and benefit expenses over the related service period. On an annual basis, discretionary cash bonuses generally comprise a significant portion of total employee compensation and benefits. Discretionary cash bonuses are dependent upon a variety of factors, including the performance of the Pershing Square Funds for the year.
Profit-Sharing Arrangements
The Partnership has profit-sharing arrangements whereby certain personnel and members of the Partnership's advisory board, which was dissolved on April 1, 2023, are granted profits participation interests (“Profits Interest Awards”) in the Partnership, PSGP and PSVII GP. Profits Interest Awards entitle the profit-sharing partners to a portion of the net profits earned by the Partnership, PSGP, PSVII GP and any future Pershing Square entity from performance fees/allocations and management fees, as applicable.
Profits Interest Awards do not represent a substantive class of equity under ASC 718, Compensation (“ASC 718”) and are accounted for as cash-based profit-sharing arrangements. As such, amounts distributed or allocated to profit-sharing partners are included in profit-sharing partner compensation in the Consolidated Statement of Operations.

Long-Term Incentive Plan
The Long-Term Incentive Plan (“LTIP”) was established in January 2017 for the benefit of certain profit-sharing partners (the “LTIP Partners”). Similar to the Profits Interest Awards, awards under LTIP (the “LTIP Awards”) entitle the LTIP Partners to cash distributions of management fee-based and performance-based net profits pursuant to the terms of their respective agreements and grant them a reduced percentage of their Profits Interest Awards upon retirement under certain circumstances as described in LTIP. Certain LTIP Partners’ LTIP Awards vest after 10 years of tenure as a profit-sharing partner. The LTIP Awards are treated as a separate class of profits interests from the Profits Interest Awards.
The LTIP Awards are accounted for based on their substance. Portions of the LTIP Awards in which rights to distributions of profits are based fully on the discretion of the managing member of the Partnership are in substance a profit-sharing arrangement and are therefore recorded within profit-sharing partner compensation. Other portions of the LTIP Awards, when fully vested, entitle LTIP Partners upon retirement to a distribution equal to the percentage outlined in each of their agreements in perpetuity (the “permanent profits-interests”) and represent a substantive class of equity. The fair value of such awards is recognized on a straight-line basis over a service period of up to 10 years. The fair value of the LTIP Awards granted to the Partnership’s former advisory board members vested on grant date and are separate and distinct from LTIP Awards to other LTIP Partners. These awards were recognized immediately upon grant and not amortized over a service period.
LTIP Partners are also entitled to a portion of the consideration related to a Terminal Value Event as defined in the LTIP, including, but not limited to, a sale or transfer of all or any portion of the Partnership’s equity interests, including through an initial public offering. The Partnership accounts for forfeitures of permanent profits-interests as they occur.
Payments made under the Partnership’s profit-sharing arrangements and LTIP are as follows:

For the Year Ended December 31	2023
Profits-sharing compensation(1)	$114,375,500
LTIP distributions	55,947,480

(1)	Excludes amortization of LTIP Awards which is included in profit-sharing partner compensation on the Consolidated Statement of Operations.
For the year ended December 31, 2023, the Partnership did not grant any additional permanent profits-interests.
During the year ended December 31, 2023, $1,453,984 of permanent profits -interests vested and no permanent profits-interests were forfeited. The Partnership expects to recognize compensation expense on its currently unvested permanent profits-interests of $3,670,335 over a weighted average period of 3 years.
Employee Benefit Plan
The Partnership has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. All employees and profit-sharing partners are eligible to participate in the savings plan (the “Plan”). The Plan allows participants to invest in a variety of mutual funds across several fund families. The Partnership makes a safe harbor contribution in the amount of 3% of each participant’s eligible compensation, subject to certain Internal Revenue Code limitations. The safe harbor contribution is processed on a per payroll basis for employees and annually for profit-sharing partners, regardless of whether they elect to contribute to the Plan. Safe harbor contributions are vested immediately. For the year ended December 31, 2023, expenses related to the Plan were $349,628 and are included in employee compensation and benefits.

Income Taxes
The Partnership is subject to the provisions of ASC 740, Income Taxes. This standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership’s tax returns to determine whether it is “more-likely-than-not” to be sustained by the applicable tax authority. Uncertain tax positions in which the benefit to be realized does not meet the “more-likely-than-not” threshold would be recorded as a tax expense in the current year. For the year ended December 31, 2023, the Partnership did not accrue interest or penalties related to uncertain tax positions. The Partnership has evaluated its tax positions for the year ended December 31, 2023, and does not believe that there will be a significant change to the uncertain tax positions within the twelve months of the reporting date.
The Partnership is a partnership for U.S. tax purposes and is not subject to U.S. federal income taxes. Accordingly, no provision has been made for federal income taxes of the Partnership since the partners are individually liable for the taxes on their share of the Partnership’s taxable income or loss.
The Partnership is subject to certain state and local taxes. New York City Unincorporated Business Tax (“UBT”) is recorded on a quarterly basis at the rate of 4% based on the net taxable income apportioned to New York City. Commercial Rent Tax (“CRT”) is recorded on a quarterly basis at the rate of 6% based on the amount of commercial rent subject to tax. The Partnership records interest and penalties related to income taxes, if any, within income tax expense. For the year ended December 31, 2023, the Partnership recorded $18,169,882 of tax expense, which primarily relates to UBT taxes.
The Partnership elected to be subject to both the New York State Pass-Through Entity Tax (“NYS PTET”) and the New York City Pass-Through Entity Tax (“NYC PTET” and together with NYS PTET, “PTET”) for the year ended December 31, 2023. PTET grants the partners a tax credit on their individual New York State and New York City income tax returns. Any PTET owed is a joint liability of the Partnership and each partner. The Partnership paid $18,907,989 of PTET on behalf of its partners for the year ended December 31, 2023. The Partnership made PTET payments quarterly. To the extent that PTET payments were part of a partner’s compensation, the payments were recorded for each partner in both employee compensation and benefits and capital distributions according to their LTIP participation. For Mr. Ackman, the PTET payments were recorded as capital distributions to the extent that the payments were part of Mr. Ackman’s compensation. PTET payments made in excess of a partner’s or Mr. Ackman’s compensation were recorded as due from affiliates.
Recent Accounting Pronouncement
In December 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-11 amending ASC 740 Income Taxes, to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. The new guidance requires all entities to disclose, on an annual basis, income taxes paid (net of refunds received) disaggregated by federal (national), state and foreign taxes and to disaggregate the information by jurisdiction based on a quantitative threshold.
ASU 2023-11 is effective for annual periods after December 15, 2025, with early adoption permitted, and should be applied prospectively, although entities have the option to apply it retrospectively. The Partnership has not early adopted this guidance and is currently assessing its impact.
Lessee arrangements
The Partnership leases office space, other real estate and certain equipment under operating leases. In accordance with ASC 842, Leases (“ASC 842”), the Partnership determines if an arrangement is or contains a lease at inception date by evaluating whether the arrangement conveys the right to use an identified asset and whether the Partnership obtains substantially all of the economic benefits from and has the ability to direct the use of the asset.

Under ASC 842, the Partnership elected the practical expedient to not separate lease and non-lease components. The Partnership also elected to apply the short-term lease recognition exemption which eliminates the requirement to present on the consolidated statement of financial condition leases with a term of 12 months or less. These two practical expedients were elected for all classes of underlying assets.
For short-term leases, instead of recognizing a lease liability and right-of-use asset (“ROU asset”), the Partnership recognizes short-term lease payments as an expense on a straight-line basis over the lease term. A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. When determining whether a lease qualifies as a short-term lease, the Partnership evaluates the lease term and the purchase option in the same manner as all other leases.
At the commencement date of a lease which does not qualify as a short-term lease, the Partnership recognizes a lease liability and an ROU asset representing the Partnership’s right to use the underlying asset over the lease term. The initial measurement of the lease liability is calculated on the basis of the present value of the remaining lease payments, and the ROU asset is measured on the basis of this liability, adjusted by prepaid and accrued rent, lease incentives, and initial direct costs. The subsequent measurement of a lease is dependent on whether the lease is classified as an operating lease or a finance lease. Operating lease cost is recognized on a straight-line basis over the lease term, with the cost presented as a component of general and administrative expense. The Partnership does not have finance leases.
The Partnership’s leases require other payments such as costs related to service components, real estate taxes, common area maintenance, and insurance. These costs are generally variable in nature and based on the actual costs incurred and required by the lease. As the Partnership has elected to not separate lease and non-lease components for all classes of underlying assets, all variable costs associated with the leases are expensed in the period incurred and are presented and disclosed within general and administrative expense. The Partnership’s lease agreements do not contain any material residual value guarantees or material restrictive financial covenants. For details on the Partnership’s leases with related parties, refer to Note 4. The Partnership does not have any leases that have not yet commenced that create significant rights and obligations for the lessee.
When determining the lease term, the Partnership does not include renewal options unless the renewals are deemed to be reasonably certain of being exercised at the lease commencement date.
ASC 842 requires that a lessee use the rate implicit in the lease when measuring the lease liability and ROU asset, unless that rate is not readily determinable. Alternatively, the Partnership is permitted to use its incremental borrowing rate (“IBR”) which is defined as the rate of interest that the Partnership would have to pay to borrow an amount equal to the lease payments on a collateralized basis, over a similar term and in a similar economic environment. Since the rate implicit in the lease is not readily determinable, the Partnership uses its incremental borrowing rate when measuring its leases. The IBR is calculated by considering the Partnership’s synthetic credit standing and existing line of credit, the impact of collateral and the term of the lease.
3.	PARTNERS’ CAPITAL
The Partnership makes a quarterly distribution of excess cash in proportion to the profit-sharing ownership percentages. Cash distributions made at the start of the year include any performance fees earned in the prior year. All distributions made to Mr. Ackman are recorded as capital distributions. For all other partners, the permanent profits-interests are recorded as capital distributions, while the remaining portion of these distributions are recorded as profit-sharing partner compensation. Compensation and LTIP are discussed in detail in Note 2.

4.	RELATED PARTY TRANSACTIONS
Management Fees and Performance Fees/Allocations
The Partnership earns all of its management fees and performance fees/allocations from the Pershing Square Funds, which are considered related parties as the Partnership manages their operations and makes investment decisions on their behalf as investment manager. The Partnership may elect to waive the management fee with respect to certain partners or shareholders of the Pershing Square Funds in accordance with each Pershing Square Fund’s organizational documents. For the year ended December 31, 2023, the Partnership earned management fees of $170,801,456.
Performance Fees - Pershing Square International, Ltd.
The Partnership receives a performance fee in connection with its services as investment manager to PSINTL (such performance fee, the “PSINTL Performance Fee”). The PSINTL Performance Fee is recognized as revenue by the Partnership following the end of each fiscal year and on a quarterly basis from redeeming investors in PSINTL during the year. The PSINTL Performance Fee is an amount equal to 20% of the increase, if any, in the net asset value or NAV (before performance fees) of each series and class of shares in PSINTL (except Class F and Class G as described below) above the net asset value for the fiscal year for which a performance fee was most recently payable.
The board of directors of PSINTL may issue shares subject to a lower or no management fee or performance fee for members, partners, officers, managers, employees or affiliates of the Partnership or other shareholders in the board of directors’ sole discretion. Class F shareholders are affiliates of the Partnership or charitable entities directed, supported, or controlled by employees or affiliates of the Partnership and are not charged a management fee or performance fee. Class G shares are subject to a PSINTL Performance Fee of 30% above an annual 5% hard hurdle (non-cumulative).
For the year ended December 31, 2023, the PSINTL Performance Fee totaled $10,338,445. As of December 31, 2023, $10,338,432 was receivable from PSINTL.
Performance Fees - Pershing Square Holdings, Ltd.
The Partnership receives a “Variable Performance Fee” from PSH in connection with its services as investment manager in an amount equal to 16% of the NAV appreciation (before giving effect to accrued performance fees) attributable to the fee-paying shares of PSH above a high water mark minus 20% of the aggregate performance fees and performance allocations earned by the Partnership and its affiliates from current and certain future funds managed by the Partnership in the same calculation period. No reduction occurs until the total amount of fees and other costs of PSH’s initial public offering, including commissions paid to placement agents and other formation and offering expenses of PSH incurred prior to PSH’s initial public offering (collectively, the “PSH IPO expenses”), in each case, borne by the Partnership has been reduced to zero. As of December 31, 2023, $36 million of PSH IPO expenses remained. As described further in Note 10, PSH’s investment management agreement was amended in February 2024 to modify the calculation of the reduction to the Variable Performance Fee.
The Variable Performance Fee, if earned, is payable upon the occurrence of crystallization events, which include, but are not limited to, December 31 of each year and PSH’s payment of a dividend. Variable Performance Fees paid in connection with dividends are pro-rated to reflect the ratio of the dividend to PSH’s net asset value at the time the dividend is paid.
For the year ended December 31, 2023, the Variable Performance Fee totaled $312,108,882. As of December 31, 2023, $311,358,114 of the Variable Performance Fee remained receivable from PSH.
Performance allocation earned from Pershing Square, L.P.
PSGP receives a performance allocation in connection with its services as the general partner to PSLP. At the end of each fiscal year or upon investor withdrawals, for each PSLP limited partner’s capital account that has been allocated net income, a performance allocation shall be made to the capital account of PSGP (the “PSLP Performance Allocation”). Tranche A limited partnership interests are subject to a PSLP Performance Allocation of 20% and Tranche G limited partnership interests are subject to a PSLP Performance Allocation of 30% above an annual 5% hard hurdle (non-cumulative), in each case reduced by the balance of such limited partner’s loss carry forward account (if any).
For the year ended December 31, 2023, the PSLP Performance Allocation totaled $19,407,743. The Partnership has no direct equity interest in PSGP, and as a result, all income from PSGP is reflected in net income attributable to non-controlling interest. PSGP may, in its sole discretion, elect to waive the PSLP Performance Allocation with respect to any limited partner of PSLP.
Performance allocation earned from PS VII Master, L.P.
PSVII GP receives a performance allocation in connection with its services as the general partner to PSVII Master (the “PSVII Performance Allocation”) if, upon a crystallization event, the net realized and unrealized appreciation allocated to a capital account of a limited partner of the feeder funds to PSVII Master (the “Actual Return”) for the period for which a performance allocation is to be calculated exceeds a 10% compounded annualized return during the applicable calculation period on the balance of such capital account at the beginning of the calculation period (the “Hurdle Amount”). The PSVII Performance Allocation is equal to the lesser of (A) the Actual Return multiplied by 20% and (B) 100% of the amount by which the Actual Return exceeds the Hurdle Amount.
The PSVII Performance Allocation crystallizes upon (i) the expiration of the period during which limited partners may not voluntarily withdraw from PSVII Master (the “PSVII Lock-Up Period”) on January 31, 2025, unless extended by PSVII GP in its sole discretion for up to two consecutive six-month periods, (ii) each calendar year-end following the expiration of the PSVII Lock-Up Period, (iii) the full or partial withdrawal of a PSVII feeder fund limited partner’s interest, and/or (iv) a full or partial liquidation of PSVII Master’s portfolio resulting in withdrawals of some or all PSVII feeder fund limited partners’ capital accounts. For the year ended December 31, 2023, no PSVII Performance Allocation was crystallized.
For each calendar period/year during the PSVII Lock-up Period, a provisional allocation that is equal to the PSVII Performance Allocation accrued during such period (the “Provisional Performance Allocation”) will be reallocated to a memorandum account for PSVII GP such that the balance of the memorandum account equals the amount that would be the PSVII Performance Allocation if the PSVII Lock-up Period were expiring at that time. For the avoidance of doubt, allocations and/or deductions made with respect to the Provisional Performance Allocation memorandum account do not result in corresponding adjustments to the capital account with respect to which such Provisional Performance Allocation and/or deduction is being made. As of December 31, 2023, the Provisional Performance Allocation was $4,043,844, reflecting an increase of $2,240,139 from the Provisional Performance Allocation as of December 31, 2022.
PSVII GP may, in its sole discretion, elect to waive the PSVII Performance Allocation with respect to any limited partner of PSVII Master or of a feeder fund to PSVII Master.
Affiliates Fee Rebate
Management fees and performance fees paid by PSH public shares held by the Partnership’s partners, employees and certain of their affiliated entities are rebated by the Partnership to such shareholders on a quarterly basis for management fees and on an annual basis for crystallized performance fees. For the year ended December 31, 2023, the affiliates fee rebate totaled $115,705,667. As of December 31, 2023, $77,726,159 of the affiliates fee rebate remained payable.

Corporate Aircraft
From time to time, Mr. Ackman makes personal use of the Partnership’s corporate aircraft. In such cases, the Partnership is reimbursed for that portion of the aircraft’s operating expenses. For the year ended December 31, 2023, Mr. Ackman reimbursed the Partnership for operating expenses of $946,681. As of December 31, 2023, $132,637 of the reimbursed expenses remained outstanding.
Office Space Sublease
The Partnership subleases a portion of the Partnership’s office space to NEOX Public Benefit LLC (“Subtenant”), an entity affiliated with Mr. Ackman. The sublease commenced on December 5, 2022 and expires on December 31, 2033. Rent payments under the sublease commenced on May 1, 2023 following five months of rent abatement. The Partnership provided an improvement allowance of $4,380,125, which was applied solely against the aggregate cost and expense of the performance of the Subtenant’s initial improvements in the subleased premise. In addition, the landlord has agreed to pay the Partnership an amount of $1,660,000 for the reimbursement of certain costs incurred by Subtenant, which the Partnership is expected to pay directly to the Subtenant within 30 days following receipt of such reimbursement.
For the year ended December 31, 2023, the Subtenant paid $1,924,631 of rent and $77,850 for office-related services which are both included in other income in the Consolidated Statement of Operations.
Office Space License
The Partnership licenses a portion of its office space to Mr. Ackman’s family office, TABLE Management, L.P. (“TABLE”), under a license agreement. The agreement grants TABLE the use of a designated portion of the Partnership’s office space and certain office-related services, including information technology and general administrative services. For the year ended December 31, 2023, TABLE paid $620,700 for office space and $699,760 for office-related services under the license agreement, both of which are included in other income.
Ownership in Landlord Entity
Georgetown Eleventh Avenue Owners, LLC (the “Landlord”), owns the building in which the Partnership rents office space. Mr. Ackman, Mr. Nicholas Botta, an officer and partner of the Partnership, and certain of Mr. Ackman’s affiliates are indirectly invested in the Landlord.
5.	GENERAL AND ADMINISTRATIVE EXPENSE
The following table presents the components of general and administrative expense.

For the Year Ended December 31	2023
Occupancy	$5,621,998
Aircraft	5,010,319
Professional fees	4,647,523
Information technology	3,112,687
Cafe expenses	1,452,369
Charitable donations	869,900
Travel and entertainment	570,079
Insurance	514,812
Office costs	470,529
Dues & memberships	203,561
Other expenses	175,717
Total General and Administrative Expense	$22,649,494

6.	DEBT OBLIGATIONS

Maturities of Debt	2021 Line of Credit	2014 Line of Credit	Aircraft Loan	Total
2024	$—	$—	$1,085,147	$1,085,147
2025	—	21,165,896	9,774,534	30,940,430
2026	—	—	—	—
2027	76,700,000	—	—	76,700,000
2028	—	—	—	—
Total Debt Obligations	$76,700,000	$21,165,896	$10,859,681	$108,725,577

Debt Interest	2023
	Interest Expense	Average Rate
2014 Line of Credit	$1,501,975	6.96%
2021 Line of Credit	5,350,337	6.98%
Aircraft Note	216,770	1.91%
Total	$7,069,082

Lines of Credit
The Partnership obtained a line of credit from JPMorgan Chase Bank, N.A. (the “Lender”) in October 2014 (the “2014 Line of Credit”). The terms of the 2014 Line of Credit, including maturity date, maximum principal amount and interest rate, have been amended from time to time. As of December 31, 2023, the 2014 Line of Credit had a maturity date of January 31, 2025 and a maximum principal amount of $45,000,000. Refer to Note 10 for further details regarding amendments to the 2014 Line of Credit after December 31, 2023.
The 2014 Line of Credit is unsecured and personally guaranteed by Mr. Ackman (the “Guarantor”). During the year ended December 31, 2023, the Partnership repaid $1.8 million of principal.
As of December 31, 2023, $21,165,896 of principal was outstanding on the 2014 Line of Credit and $23,834,104 was left undrawn. The principal amount outstanding on the 2014 Line of Credit is included in loans payable.
The outstanding borrowings of the 2014 Line of Credit bear an annual interest rate of the SOFR screen rate +1.90%.
The 2014 Line of Credit includes provisions that restrict or limit, among other things, the ability of the Partnership to incur additional indebtedness or to create additional liens or other encumbrances on the Partnership or the Guarantor’s assets, aside from additional financing from the Lender, financing related to its aircraft as discussed under “Aircraft Loan,” and certain other permitted indebtedness. The 2014 Line of Credit requires the Guarantor to maintain a net worth of at least $1 billion, exclusive of any interest in the Partnership. The Guarantor is also required to maintain at least $250 million of aggregate liquidity that is free and clear of any and all encumbrances, consisting of liquid assets at the bank, and/or beneficial ownership in the Partnership or equity in third-party hedge funds with quarterly liquidity or better. The Partnership and the Guarantor have complied with the financial covenants imposed by the 2014 Line of Credit agreement throughout the borrowing period.
The Partnership obtained an additional line of credit from the Lender in December 2021 (the “2021 Line of Credit”). The terms of the 2021 Line of Credit, including maturity date, maximum principal amount and interest rate, have been amended from time to time. As of December 31, 2023, the 2021 Line of Credit had a maturity date of January 31, 2027 and a maximum principal amount of $80,000,000. Refer to Note 10 for further details regarding amendments to the 2021 Line of Credit after December 31, 2023. The 2021 Line of Credit is permitted indebtedness under the 2014 Line of Credit.

The 2021 Line of Credit is secured by a pledge and security agreement whereby the Partnership granted the Lender a security interest in the Partnership’s management fees. The 2021 Line of Credit has the same Guarantor and Guarantor covenants as the 2014 Line of Credit. As of December 31, 2023, $76,700,000 of principal was outstanding on the 2021 Line of Credit, and $3,300,000 was left undrawn. The principal amount outstanding on the 2021 Line of Credit is included in loans payable.
The outstanding borrowings of the 2021 Line of Credit bear an annual interest rate of the SOFR screen rate + 2.05%.
Aircraft Loan
The Partnership owns a corporate aircraft for business related travel that is held in the Aircraft Trust. The Delaware Trust Company acts as the owner trustee of the Aircraft Trust, while the Partnership acts as the trustor and sole beneficiary of the Aircraft Trust.
Delaware Trust Company, in its capacity as owner trustee of the Aircraft Trust, entered into a promissory note (the “Aircraft Note”) with the Lender to assist in the financing of the aircraft. Mr. Ackman serves as guarantor of the Aircraft Note. The terms of the Aircraft Note, including maturity date and interest rate, have been amended from time to time. Pursuant to the most recent amendment, installment payments of $321,206, allocated between principal and interest, are paid quarterly over a 60-month period, with a final payment of approximately $9.8 million due on April 30, 2025.
The outstanding borrowings of the Aircraft Note bear an annual interest rate of 1.91%. As of December 31, 2023, the principal amount outstanding under the Aircraft Note was $10,859,681.
The Aircraft Note includes provisions that restrict or limit, among other things, the ability of the Partnership to incur additional indebtedness or to create additional liens or other encumbrances on the guarantor’s assets, aside from financing related to the 2014 Line of Credit and the 2021 Line of Credit, additional financing from the Lender and certain other permitted indebtedness. The Aircraft Note requires the guarantor to maintain a net worth of at least $1 billion, exclusive of any interest in the Partnership. The guarantor is also required to maintain unencumbered liquid assets in an aggregate amount not less than 50% of all amounts outstanding under the Aircraft Note. The Partnership and the guarantor have complied with the financial covenants imposed by the Aircraft Note throughout the borrowing period.
7.	COMMITMENTS AND CONTINGENCIES
Litigation
From time to time, the Partnership may be involved in litigation and claims incidental to the conduct of the Partnership’s business, including without limitation, the investment activities of the Pershing Square Funds. The Partnership is also subject to regulation, oversight, and examination by regulatory agencies in the U.S. and globally that have, or may in the future have, regulatory authority over the Partnership and its business activities. This may result in regulatory agency examinations, investigations, litigation and subpoenas, and material costs related to each. As of December 31, 2023, there are no known regulatory investigations, claims or litigation against the Partnership.
Other Contingencies, Risks and Uncertainties
From time to time, in the normal course of business, the Partnership may enter into contracts that contain a variety of indemnification provisions. The Partnership’s maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been made against the Partnership, based on events which have not yet occurred. However, the Partnership has not had prior material claims or losses pursuant to these contracts and believes the risk of material loss to be remote and therefore, no liability has been recorded. Other than disclosed above and in Note 6, there were no other commitments or contingencies as of December 31, 2023.

8.	LEASES
Partnership as a lessee
The Partnership has several operating lease agreements for its office, other real estate and certain equipment. The Partnership’s office lease represents a significant majority of the total lease commitment; it is noncancelable and expires on January 31, 2034. The Partnership has the option to extend the office lease term for an additional 15 years at the end of the initial term. Because the Partnership is not reasonably certain to exercise the renewal option, the option is not considered in determining the lease term, and associated potential option payments are excluded from lease payments.
The following table presents the components of the Partnership’s right-of-use assets and its liabilities related to leases and their classification in the Consolidated Statement of Financial Condition:

As of December 31		2023
Component of Lease Balances	Statement of Financial Condition Line Item
Assets:
Operating lease assets	Lease right-of-use assets	$33,372,734
Liabilities:
Operating lease liabilities	Operating lease liabilities	$50,606,373

The following table presents the components of the Partnership’s lease cost and the classification of such costs in the Consolidated Statement of Operations:

For the Year Ended December 31		2023
Component of Lease Cost	Statement of Operations Line Item(s)
Operating lease cost	General and administrative expense	$5,567,810
Variable lease cost	General and administrative expense	351,072
Sublease income	Other income	(3,322,941)
Total lease expense		$2,595,941

The following table includes the future maturities of operating lease payments for subsequent periods:

For the Years Ended December 31,	Operating Lease
2024	$7,059,918
2025	6,453,224
2026	6,366,519
2027	6,366,519
2028	6,366,519
Thereafter	34,491,768
Total future minimum lease payments	$67,104,467
Less: liability accretion	(16,498,094)
Total operating lease liabilities	$50,606,373

The following table includes additional information related to the Partnership’s operating leases:

For the Year Ended December 31	2023
Cash paid / received for amounts included in the measurement of operating lease liabilities	$6,643,297
Right-of-use asset balance changes due to new / remeasured operating lease liabilities	54,347
Weighted-average remaining lease term – Operating leases	9.9 years
Weighted-average discount rate – Operating leases	5.89%

Partnership as a lessor
The following table includes future sublease income payments expected to be received under the sublease:

For the Years Ended December 31,	Operating Lease
2024	$2,978,485
2025	2,978,485
2026	2,978,485
2027	2,978,485
2028	3,142,010
Thereafter	16,282,385
Total sublease income receivable	$31,338,335

9.	CREDIT RISK
The Partnership may invest its cash in U.S. Treasury money market funds. As of December 31, 2023, the Partnership’s cash balances not invested in money market funds were held in Federal Deposit Insurance Corporation insured bank accounts, which at times, may be in excess of federally insured limits.
10.	SUBSEQUENT EVENTS
The Partnership has evaluated the need for disclosures and/or adjustments resulting from subsequent events through December 30, 2024, the date the consolidated financial statements were available for issuance. This evaluation did not result in any additional subsequent events that necessitated disclosures and/or adjustments other than as disclosed below.
Lines of Credit
On March 4, 2024, the interest rates of the 2014 Line of Credit and the 2021 Line of Credit were amended to SOFR + 2.20% and SOFR + 2.35%, respectively. The amendment to the 2014 Line of Credit also extended the maturity date to January 31, 2026.
During the 2024 fiscal year, the Partnership continued to pay down and borrow on the 2014 and 2021 Lines of Credit. As of December 30, 2024, $34,800,000 of principal balance remains outstanding under the 2014 Line of Credit, and the 2021 Line of Credit was paid off in full.
Performance Fees/Allocations
All performance fees reported as receivable as of December 31, 2023 were received by the Partnership prior to March 22, 2024. The Partnership distributed $115 million through April 5, 2024 related to 2023 performance fees/allocations earned by the Partnership and PSGP.
Corporate Aircraft
During the 2024 fiscal year, Mr. Ackman reimbursed the Partnership for the $132,637 of aircraft expenses that were outstanding as of December 31, 2023.
On December 20, 2024, the corporate aircraft and Aircraft Note were distributed to Mr. Ackman. Following the distribution, The Partnership no longer holds any ownership interest in the corporate aircraft, nor bears any liability related to the Aircraft Note.
Amendment to PSH Investment Management Agreement
On February 7, 2024, the Partnership and the Board of PSH announced an amendment to the performance fee provisions in the Partnership’s investment management agreement with PSH. The amendment eliminated the balance of the unpaid PSH IPO expenses and expanded the fees that will reduce the Variable Performance Fee to also include 20% of any management fees earned from any non-PSH Pershing Square funds that invest in public securities and do not have performance fees. The Variable Performance Fee will continue to be reduced by 20% of performance fees earned by the Partnership on current and certain future non-PSH funds. As the Variable Performance Fee was not reduced under the previous fee offset arrangement, these changes were intended to more immediately reduce the Variable Performance Fee.
Pershing Square USA, Ltd.
Pershing Square USA, Ltd. (“PSUS”) is a newly organized Delaware statutory trust formed on November 28, 2023. PSUS is registered with the U.S. Securities and Exchange Commission under the U.S. Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. In connection with a potential initial public offerings of its securities, PSUS filed a registration statement under the Securities Act of 1933, as amended, that was subsequently withdrawn on August 1, 2024, following its determination not to pursue a public offering of its securities at such time.
PSUS has no operations to date other than matters relating to its organization and the sale and issuance of 276,320 common shares to PSCM for a total purchase price of $13,816,000, or $50.00 per share. These issuances of common shares were completed in six separate transactions during the 2024 calendar year.
Pershing Square Holdco, L.P.
As of May 31, 2024, (i) Pershing Square Holdco, L.P., a newly formed Delaware limited partnership (“PS Holdco”) received a contribution of 100% of the issued and outstanding limited partnership and general partner interests in the Partnership, (ii) PS Holdco immediately contributed such interests to Pershing Square Intermediate Holdings, LLC, a newly formed Delaware limited liability company of which PS Holdco is the sole member (“Intermediate Holdings”), and (iii) Intermediate Holdings was admitted as the sole limited partner of the Partnership. As a result, PS Holdco was the indirect owner of 100% of the Partnership.
On June 3, 2024, a consortium of strategic investors purchased a 10% minority equity interest in PS Holdco for a purchase price of $1.05 billion.
Concurrent with the closing of the minority investment, PS Holdco established a majority-independent Board of Directors consisting of five independent directors and four affiliates of the Partnership. The independent directors are Kerry Murphy Healey, Orion Hindawi, Marco Kheirallah, Nicholas Lamotte and Christine Todd. The affiliated directors are William Ackman, Chairman and Chief Executive Officer; Ryan Israel, Chief Investment Officer; Nicholas Botta, Vice Chairman; and Halit Coussin, Chief Legal Officer and Chief Compliance Officer.
Also in conjunction with the closing of the minority investment, Ben Hakim was appointed as President of PSCM in addition to his continuing role as a member of PSCM’s Investment Team. Nicholas Botta, who previously served as President of PSCM, became Vice Chairman.
Pershing Square Partner Group, LLC (“PSPG”), a Delaware limited liability company, owns approximately 90% of the issued and outstanding limited partnership interests of PS Holdco. Pershing Square Holdco GP, LLC (“Holdco GP”), a Delaware limited liability company, serves as the general partner of PS Holdco. PS Holdco GP Managing Member, LLC, a Delaware limited liability company (“ManagementCo”), is the sole managing member of PSPG and the sole member of Holdco GP.
ManagementCo
On July 16, 2024, the limited liability company agreement of ManagementCo was amended and restated to, among other things, admit additional managing members. Mr. Ackman, who prior to this amendment was the sole member of ManagementCo, now owns 24.9% of the voting interests in ManagementCo, while each of the following five managing members owns 15.02% of the voting interests: Ryan Israel, Chief Investment Officer, Ben Hakim, President, Nicholas Botta, Vice Chairman, Michael Gonnella, Chief Financial Officer, and Halit Coussin, Chief Legal Officer and Chief Compliance Officer.

This change to the ownership of ManagementCo resulted in a “deemed assignment” of each Pershing Square Fund’s investment management agreement for purposes of the Advisers Act, which was approved by each Pershing Square Fund. This change did not impact PSCM’s management team or PSCM’s role in managing the Pershing Square Funds, and PSCM’s obligations under the investment management agreements are unchanged by this change.
PSVII Funds
On September 26, 2024, the General Partner elected to extend the PSVII Lock-Up Period for the PSVII Funds by two consecutive six-month periods until January 31, 2026.

Pershing Square Inc.
Common Stock

PRELIMINARY PROSPECTUS
   ,

Citigroup

UBS Investment Bank

BofA Securities

Jefferies

Wells Fargo Securities
Through and including      ,       (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth the expenses payable by the registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the NYSE.

Filing Fee—Securities and Exchange Commission	$ *
Fee—Financial Industry Regulatory Authority, Inc.	*
Listing Fee—New York Stock Exchange	*
Fees of Transfer Agent	*
Fees and Expenses of Counsel	*
Fees and Expenses of Accountants	*
Printing Expenses	*
Miscellaneous Expenses	*
Total	$*
*	To be provided by amendment.
ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
We are a Nevada corporation and generally governed by Chapter 78 of the Nevada Revised Statutes (“NRS”).
NRS 78.138(7) provides that, subject to limited statutory exceptions and unless the articles of incorporation or an amendment thereto (in each case filed on or after October 1, 2003) provide for greater individual liability, a director or officer is not individually liable to a corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless the presumption of Nevada’s “business judgment rule” (as codified in NRS 78.138(3)) has been rebutted and it is proven that: (i) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (ii) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.
NRS 78.7502 permits a corporation to indemnify, pursuant to that statutory provision, a present or former director, officer, employee or agent of the corporation, or of another entity or enterprise (including as a manager of a limited liability company), for which such person is or was serving in such capacity at the request of the corporation, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, except an action by or in the right of the corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith, arising by reason of such person’s service in such capacity if such person (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions brought by or in the right of the corporation, however, no indemnification pursuant to NRS 78.7502 may be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
Any discretionary indemnification pursuant to the statutory mechanism provided under NRS 78.7502, unless ordered by a court or advanced to a director or officer by the corporation in accordance with the NRS, may be made by a corporation only as authorized in each specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. Such determination must be made (1) by the stockholders, (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or (4) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
NRS 78.751 further provides that indemnification pursuant to the statutory mechanism provided under NRS 78.7502 does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the registrant’s articles of incorporation, or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in the person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses, may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, and such misconduct, fraud or violation was material to the cause of action. Pursuant to NRS 78.751(5), a right to indemnification or to advancement of expenses arising under a provision of the articles of incorporation or any bylaw is not eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such act or omission has occurred.
Our governing documents provide that to the fullest extent permitted under Nevada law and other applicable law, that we shall indemnify our directors and officers in their respective capacities as such and in any and all other capacities in which any of them serves at our request. We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us, subject to limited exceptions, to indemnify these individuals to the fullest extent permitted under Nevada law against liabilities that may arise by reason of their service to us, and to advance expenses they incur as a result of any proceeding to which they are or are threatened to be made a party or participant. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.
The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.
ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.
The following sets forth information regarding securities sold or issued by the registrant in the three years preceding the date of this registration statement without registration under the Securities Act:
On May 31, 2024 in connection with the Strategic Investment, Pershing Square Holdco, L.P. issued limited partner interests (i) to PS Partner Group in exchange for its limited partner interests in PSCM LP and (ii) to the Strategic Investors in exchange for their acquisition of minority interests in our business. The issuances were exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof and Regulation D thereunder as transactions not involving a public offering.
ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)	Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.
(b)
Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the registrant’s consolidated financial statements or related notes.

ITEM 17.	UNDERTAKINGS
(1)
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each initial investor in the PSUS IPO.

(2)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3)	The undersigned registrant hereby undertakes that:
(A)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)
For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(D)
For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

1.1	Form of Underwriting Agreement*

3.1	Form of Articles of Incorporation of Pershing Square Inc. to be in effect prior to the consummation of the offering made under this Registration Statement*

3.2	Form of Bylaws of Pershing Square Inc. to be in effect prior to the consummation of the offering made under this Registration Statement*

5.1	Opinion of Brownstein Hyatt Farber Schreck, LLP*

10.1	Form of Indemnification Agreement*

10.2	Omnibus Incentive Plan*

10.3	Form of Registration Rights Agreement*

10.4	Form of Stockholder Agreement with Strategic Investors*

10.5	Fourth Amended and Restated Agreement of Limited Partnership of Pershing Square Capital Management, L.P.*

10.6	Form of PSH Share Agreement*

10.7	Long-Term Incentive Plan*

10.8	Management Incentive Plan*

10.9	Variable Compensation Agreement*

10.10
Amended and Restated Investment Management Agreement, dated as of February 12, 2019, between Pershing Square Holdings, Ltd., a Guernsey limited liability company, and Pershing Square Capital Management, L.P., a Delaware limited partnership*

10.11	Form of Investment Management Agreement between Pershing Square USA, Ltd., a Delaware statutory trust, and Pershing Square Capital Management, L.P., a Delaware limited partnership*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Ernst & Young LLP*

23.2	Consent of Brownstein Hyatt Farber Schreck, LLP (included as part of Exhibit 5.1)*

24.1	Power of Attorney (included in signature pages of this Registration Statement)*

107	Filing Fee Table*

*	To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the    day of   ,   .

PERSHING SQUARE INC.

By:
Name:
Title:

POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints William A. Ackman, Ryan Israel, Nicholas A. Botta, Halit Coussin, Michael Gonnella and Ben Hakim, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the    day of   ,   .

Signature	Title

Chief Executive Officer and Chairman (principal executive officer)
William A. Ackman

Director
Halit Coussin

Director
Ryan Israel

Director
Nicholas A. Botta

Director
Kerry Murphy Healey

Director
Orion Hindawi

Signature	Title
Director
Marco Kheirallah

Director
Nicholas M. Lamotte

Director
Christine Todd

Chief Financial Officer (principal financial officer and principal accounting officer)
Michael Gonnella